Form 20-F
period 2019-12-31
Taiwan Liposome Company, Ltd.
filed 2020-03-10
CIK 1722890

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-38746

台灣微脂體股份有限公司

(Exact name of Registrant as specified in its charter)

Taiwan Liposome Company, Ltd.

(Translation of Registrant’s name into English)

Republic of China

(Jurisdiction of incorporation)

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

Republic of China

(Address of principal executive offices)

George Yeh

President

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

Republic of China

+886 2 2655 7377

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares (ADSs), each representing two common shares, par value NT$10 per common share	TLC	The Nasdaq Global Market
Common shares, par value NT$10 per share *	4152	The Nasdaq Global Market *

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common shares, par value NT$10 per share: 74,193,934 as of December 31, 2019

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

Large accelerated filer	☐	Non-accelerated filer	☐

Accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards  † provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We maintain our books and records in New Taiwan dollars, the legal currency of the ROC. Unless otherwise specified, all monetary amounts are in United States (U.S.) dollars. All references in this Annual Report to “$,” “US$,” “dollars” and “USD” mean U.S. dollars and all references in this Annual Report to “NT$” mean New Taiwan dollars. Solely for your convenience, this Annual Report contains translations of certain NT dollar amounts into U.S. dollar amounts at specified exchange rates. Except as discussed in the next two sentences, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars in this Annual Report were made at a rate of NT$29.91 to $1.00, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019. The translation of the trading price of our common shares on the Taipei Exchange (TPEx) from NT dollars to U.S. dollars were made at a rate of NT$29.9290, based on the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on March 6, 2020. NT dollar amounts relating to the estimated fair value per share of all share-based compensation issued to employees and consultants have been calculated based on historical exchange rates used for our accounting purposes. No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Consolidated Financial Data

We derived the selected consolidated comprehensive income statement data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated statement of financial position data as of December 31, 2018 and 2019 from our consolidated audited financial statements included elsewhere in this Annual Report on Form 20-F. The comprehensive income statement data for the year ended December 31, 2016 and the statement of financial position data as of December 31, 2016 and 2017 is derived from financial statements not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results to be expected in the future.

	Year ended December 31,
	2016		2017		2018		2019		2019
			(in thousands, except share and per share data)
Selected Consolidated Comprehensive Income Statement Data:
Operating revenue(2)	NT$	41,674	NT$	49,635	NT$	62,324	NT$	209,140	US$	6,992
Operating expenses
General and administrative expenses		(141,494)		(134,869)		(147,743)		(166,377)		(5,562)
Research and development expenses		(736,878)		(813,252)		(832,575)		(860,419)		(28,767)
Other income and expenses		5,575		21,148		26,228		16,049		536
Operating loss		(831,123)		(877,338)		(891,766)		(801,607)		(26,801)
Non-operating income and expenses		7,370		4,327		(8,941)		(1,795)		(60)
Loss before income tax		(823,753)		(873,011)		(900,707)		(803,402)		(26,861)
Income tax expense		(563)		(951)		(867)		(4,120)		(138)
Net loss	NT$	(824,316)	NT$	(873,962)	NT$	(901,574)	NT$	(807,522)	US$	(26,999)
Loss attributable to Owners of the parent	NT$	(824,316)	NT$	(873,962)	NT$	(901,574)	NT$	(807,522)	US$	(26,999)
Loss per share of common share
Basic and diluted loss per share (in dollars)	NT$	(14.89)	NT$	(15.75)	NT$	(14.37)	NT$	(12.32)	US$	(0.41)
Weighted-average shares used in computing basic and diluted loss per-share of common share		55,361,000		55,489,000		62,719,000		65,545,000		65,545,000

	As of December 31,
	2016		2017		2018		2019		2019
			(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents and time deposits	NT$	1,798,800	NT$	951,713	NT$	1,114,634	NT$	1,023,874	US$	34,232
Total assets(3)		2,098,906		1,262,539		1,417,921		1,385,978		46,339
Total current liabilities(3)		189,263		193,054		344,288		556,697		18,612
Total non-current liabilities(1) (3)		106,101		82,201		404,437		107,371		3,590
Total liabilities(3)		295,364		275,255		748,725		664,068		22,202
Capital stock		557,306		561,990		640,451		741,939		24,806
Total equity		1,803,542		987,284		669,196		721,910		24,137
Total liabilities and equity		2,098,906		1,262,539		1,417,921		1,385,978		46,339

(1)

Included in total non-current liabilities are NT$70,050 (US$2,363), NT$66,177 (US$2,233), NT$368,010 (US$12,023) and NT$55,508 (US$1,856), as of December 31, 2016, 2017, 2018 and 2019, respectively, in long-term borrowings.

(2)	Includes the impact of the adoption of IFRS 15, as explained in Note 3(1) of our 2018 consolidated financial statements.
(3)	Includes the impact of the adoption of IFRS 16, as explained in Note 3(1) of our consolidated financial statements presented herewith.

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

We are a clinical-stage biopharmaceutical company and are focused primarily on developing product candidates based on our proprietary lipid formulation platform, including our lead product candidates, TLC599 and TLC590. In addition, as an early stage company, we have limited experience and have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will not demonstrate adequate effectiveness in the targeted indication or an acceptable safety profile, gain regulatory approval or become commercially viable. All of our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We are not profitable and have incurred significant net losses in each year since our inception, including net losses of NT$901,574 and NT$807,522 (US$26,999) for fiscal years 2018 and 2019, respectively.

We have devoted substantially all our financial resources to developing our technology platforms and our product candidates, including pre-clinical development activities and clinical trials. As a result of the foregoing, we expect to continue to incur significant and increasing losses and negative cash flows for the foreseeable future. We expect to continue to incur substantial and increased expenses as we expand our development activities and advance our clinical programs, particularly with respect to our planned clinical development for TLC599 and TLC590, which we expect to be in pivotal stage clinical trials by the end of 2020. If our product candidates are not successfully developed or commercialized because of lack of capital to fund our losses or otherwise, or if we incur insufficient revenue following marketing approval, we will not achieve profitability and our business may fail. Even if we successfully obtain regulatory approval to market our product candidates in the United States, our revenue is also dependent upon the size of the markets outside of the United States, as well as our ability to obtain market approval and achieve commercial success.

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

As of December 31, 2019, we had cash and cash equivalents of NT$1,023.9 million (US$34,232 thousand). Based upon our current operating plan, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital requirements for at least the next 12 months from the date of issuance. However, changing circumstances beyond our control may cause us to consume capital more rapidly than we currently anticipate. For example, our clinical trials may encounter technical, enrollment or other difficulties that could increase our development costs more than we expect. We cannot be certain that we will have sufficient cash resources to meet such obligation if triggered without seeking additional funding or delaying or terminating certain of our then ongoing clinical development activities. In any event, we will require additional capital prior to completing pivotal clinical trials for filing for regulatory approval for, or commercialization of, TLC599, TLC399, TLC590, TLC178 or any of our other product candidates.

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

We have relied on government research grants for a portion of our funding, including grants awarded by the Institute for Information Industry (Institute) on behalf of the Taiwan Ministry of Economic Affairs, Executive Yuan of the Republic of China (MOEA) with respect to TLC399. As of December 31, 2019, we had been awarded a total of approximately NT$42.1 million (US$1.4 million) in grants pursuant to these programs. Under the terms of our government grants, we retain all right, title and interest in any research and development achievements (R&D Achievements) with respect to the applicable program, but are subject to certain limitations, including, among others, restrictions on the manufacture or use of the relevant R&D Achievement outside of Taiwan within two years after the creation of such achievement, unless otherwise approved by the MOEA or allowed under relevant regulations. Additionally, the Institute has the right to obtain non-transferable and non-exclusive use rights over the relevant R&D Achievements without additional payment if the Institute deems doing so to be in the interest of the nation or socially beneficial. The Institute and MOEA may both also require us to license the relevant R&D Achievements to a third party in the event that we either: (a) fail to implement the R&D Achievements during a reasonable period without a reasonable justification and a third party has requested a license by offering reasonable business terms but was not able to reach an agreement with us during the foregoing period or (b) we implement R&D Achievements in a manner that obstructs environmental protection, public safety or public health and is disciplined by relevant authorities, even if we determine that such actions are not in our best interest.

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

The research and development tax incentive is one of the key elements of the Australian government’s support for Australia’s innovation system and, if eligible, provides the recipient with certain percentage refundable tax offset for research and development activities. There have been recent proposals to change the structure of the innovation and research and development funding landscape in Australia, which may impact the research and development tax incentive receivable for the 2019 financial year, including proposals to cap the total refundable payments to AU$4.0 million (US$2.8 million) on an annual basis. However, clinical trials will be specifically exempt from this cap. There can be no assurance that we will qualify and be eligible for such incentives or that the Australian government will continue to provide incentives, offset, grants and rebates on similar terms or at all.

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

Our business and future success is substantially dependent on our ability to successfully develop, obtain regulatory approval for and successfully commercialize our lead product candidates, TLC599 and TLC590, and to a lesser extent, TLC399 and TLC178. Any delay or setback in the development of any of our product candidates, but particularly TLC599, could adversely affect our business and cause the price of our ADSs or common shares to decline. Should our planned clinical development of our more advanced product candidates fail to be completed in a timely manner or at all, we will need to rely on our other product candidates, which are at an earlier development stage and will require additional time and resources to obtain regulatory approval and proceed with commercialization. We cannot assure you that our planned clinical development for TLC599 will be completed in a timely manner, or at all, or that we will be able to obtain approval for any of our product candidates from the FDA or any foreign regulatory authority.

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

If any product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business may be materially harmed. For example, if the results of our pivotal clinical trial of TLC599 in osteoarthritis (OA), our Phase II clinical trial of TLC590 in post-surgical pain, our Phase II clinical trial of TLC399 in macular edema, our Phase I/II clinical trial of TLC178 in advanced cancers or any other clinical trials for these product candidates demonstrate unexpected safety findings or do not achieve the primary efficacy endpoints, the prospects for approval of these product candidates, as well the price of our ADSs and common shares and our ability to create shareholder value would be materially and adversely affected. In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the dropout rate among clinical trial participants. For example, we could be required to use a primary endpoint in Phase III clinical trials that is different from endpoints in our Phase II clinical trials, which could result in negative or less compelling efficacy results in pivotal trials despite promising results in Phase II trials. As another example, preliminary evaluation of our Phase II trial data in TLC399 has not been able to show evidence of efficacy beyond three months, which we believe is due to the administration of rescue medication to most patients, even those who did not meet rescue criteria. Patients who receive rescue medication become unevaluable, making it difficult to assess efficacy beyond three months. We have urged trial investigators to confer with the medical monitor to ensure subjects meet rescue criteria prior to administering rescue medication; however, we cannot guarantee that such closer scrutiny will be strictly followed. It is critical for us to differentiate TLC399’s duration from other products on the market, some of which already have efficacy lasting three months. We do not know whether any future clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates. If we are unable to bring any of our current or future product candidates to market, our ability to create long-term shareholder value will be limited.

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

Because we have limited financial and managerial resources, we must focus on research and development efforts on those product candidates and specific indications that we believe are the most promising. As a result, we may forego or delay pursuit of opportunities with other product candidates or other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. We may in the future spend our resources on other research programs and product candidates for specific indications that ultimately do not yield any commercially viable products. For example, one component of our business strategy is to identify additional opportunities for our extensive library of over 50 formulated discovery compounds. However, these compounds have not been proven and we cannot assure you that they will be viable candidates for preclinical development or that our estimates for the speed of development and resultant pipeline will prove accurate. In addition, the costs, time and resources required to successfully move these compounds into development may be greater than our estimates. Furthermore, if we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

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

We intend to seek FDA approval through the Section 505(b)(2) regulatory pathway for TLC599, TLC590, TLC178 and TLC399. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act (FDCA). Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference.

In April 2019, we had an End-of-Phase II meeting with the FDA during which we received guidance and discussed the clinical and regulatory pathway for a potential U.S. approval of TLC599. In agreement with the FDA, we believe that our proposed overall design of a single global pivotal Phase III trial will be sufficient to support an NDA submission. We subsequently initiated the global pivotal Phase III clinical trial for TLC599, named “EXCELLENCE”, in October 2019, and recruitment of patients is ongoing. However, if the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur in respect of TLC599, TLC590, TLC178 or TLC399, the time and financial resources required to obtain FDA approval, and complications and risks associated with TLC599, TLC590, TLC178 and TLC399, respectively, would likely substantially increase. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive products reaching the market faster than our product candidates, which could materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that TLC599, TLC590, TLC178 or TLC399 will receive the requisite approvals for commercialization.

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

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. The FDA and the European Medicines Agency (EMA) have granted orphan drug status to TLC178 for the treatment of patients with STS. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that orphan designated indication during that time period. The applicable period is seven years in the United States and ten years in the European Union, which may be extended to twelve years in the European Union in the case of product candidates that have complied with an EMA-agreed upon pediatric investigation plan. The exclusivity period in the European Union can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, even after a drug is granted orphan exclusivity and approved, the FDA can subsequently approve another drug for the same condition before the expiration of the seven year exclusivity period if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, the EMA may deny marketing approval for a product candidate if it determines such product candidate is structurally similar to an approved product for the same indication.

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

TLC178 has been granted Rare Pediatric Disease Designation by the FDA for the treatment of RMS, potentially qualifying us for a chance to receive a Priority Review Voucher that can significantly shorten the marketing application review period for a subsequent application from over ten months to just six months; however, the receipt of any of this designation may not result in a faster development process, review or approval for TLC178 compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA or award of a priority review voucher. Congress has only authorized the Rare Pediatric Disease Priority Review Voucher program until September 30, 2020. If a drug candidate receives this designation before October 1, 2020, it is eligible to receive a voucher if it is approved before October 1, 2022. We are only in the early stages of development of TLC178 and may not be able to receive approval of an NDA for TLC178 for RMS prior to October 1, 2022, in which case we would not receive a priority review voucher unless Congress further reauthorizes the program.

Our product candidates may cause adverse events or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance.

Adverse events (AEs) caused by our product candidates or other potentially harmful characteristics of our product candidates could cause us, other reviewing entities, clinical trial sites or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval. If drug-related serious adverse events (SAEs) are observed in any of our clinical trials, our ability to obtain regulatory approval for our product candidates may be adversely affected. For example, in our Phase I clinical trial of TLC399 in 11 evaluable patients, there were four cases of intraocular pressure elevation which were judged as SAEs and considered possibly or probably related to TLC399. Intraocular pressure elevation is a known side effect of the steroid dexamethasone sodium phosphate and other steroid treatments in macular edema due to retinal vein occlusion (RVO).

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

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. For example, we cannot guarantee that our Phase I/II or Phase II clinical trials will be sufficient to allow subsequent pivotal clinical development or that the FDA will not require additional or different clinical trials prior to initiating pivotal clinical development of our product candidates or that the required primary endpoints in pivotal clinical trials will be different than those in Phase II trials.

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

This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain regulatory approval to market our product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could harm the commercial prospects for our product candidates. For example, we believe that any initial indication of TLC599 would be limited to the treatment of knee OA, as opposed to the treatment of OA generally. If an initial indication is limited to knee OA, we would likely need to conduct additional clinical trials in order to market TLC599 for other indications and expand its market potential.

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

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. Additionally, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA does not regulate the behavior of physicians in their choice of treatments, but the FDA does restrict manufacturers’ communications on the subject of off-label use of their products. For example, if we receive marketing approval for TLC599 as a therapy for knee OA, physicians may nevertheless use our product for their patients in a manner that is inconsistent with the approved label, potentially including as an injection in other joints. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we are found to have improperly promoted our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

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

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with FDA laws and regulations regarding current good clinical practice (GCP) which are also required by the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities in the form of International Council for Harmonization guidelines for all of our products in clinical development. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over their actual performance. In addition, portions of the clinical trials for our product candidates are expected to be conducted outside of Taiwan, which will make it more difficult for us to monitor CROs and perform visits of our clinical trial sites and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials and compliance with applicable regulations, including GCP. Failure to comply with applicable regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

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

If we were to experience an unexpected loss of supply of our product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, clinical trials. Although we own the equipment used by our third-party manufactures, we do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit an NDA to the FDA. While we work closely with our third-party manufacturers on the manufacturing process for our product candidates, including quality audits, we generally do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third-party manufacturers for compliance with cGMP regulatory requirements and for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. For example, Evonik Corporation (Evonik), the contract manufacturer we rely on to produce TLC599 has never produced an FDA-approved therapeutic. If Evonik or our other manufacturers are unable to comply with cGMP regulation or if the FDA or other regulators do not approve their facility upon a pre-approval inspection, TLC599 or our other product candidates may not be approved or may be delayed in obtaining approval. In addition, we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which could take several years and would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

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

patients’ willingness to pay for our products in the absence of such coverage and adequate reimbursement;

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

As a company based in Taiwan, our business is subject to risks associated with conducting business outside of the United States. Many of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation or political instability in particular non-U.S. economies and markets;

•	differing and changing regulatory requirements for drug approvals in non-U.S. countries;

•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

•	potentially reduced protection for intellectual property rights;

•	difficulties in compliance with non-U.S. laws and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in currency exchange rates, including the euro, the New Taiwan dollar, Renminbi and the Australian dollar and currency controls;

•	changes in a specific country’s or region’s political or economic environment, particularly in respect of the dynamic between the ROC and mainland China (PRC);

•	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

•	differing reimbursement regimes and price controls in certain non-U.S. markets;

•	negative consequences from changes in tax laws;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling outside of Taiwan;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities outside of Taiwan;

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires; and

•

supply and other disruptions resulting from the impact of public health epidemics on us or our strategic partners, CROs, third-party manufacturers, suppliers and other third parties upon which we rely, including the novel coronavirus (COVID-19), which could have a negative impact on our ability to initiate or complete our clinical trials or commercialize approved products.

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

If we are unable to differentiate TLC599 or our other product candidates from existing generic therapies, or if the FDA or other applicable regulatory authorities approve generic products that compete with any of our product candidates, the ability to successfully commercialize those product candidates would be adversely affected.

Injectable immediate-release steroids, which are the current standard of care for OA, are available in generic form and are therefore relatively inexpensive compared to the price we would expect to receive for TLC599. These generic steroids also have well-established market positions and familiarity with physicians, healthcare payors and patients. In particular, physicians may be less inclined to prescribe TLC599 if approved, which is based on a steroid that is not commonly used, as compared to competing products that use triamcinolone acetonide (TCA) as the API. Although we believe TLC599 has the potential for clinically meaningful differentiation in sustained pain relief as compared to immediate-release TCA and immediate-release dexamethasone sodium phosphate (DSP), as clinical development of TLC599 advances and we receive data from additional clinical trials, it is possible that the data will not support such differentiation. Our Phase III EXCELLENCE trial of TLC599 compares our drug to placebo and DSP, and the results of this trial may not result in clinically meaningful differentiation to support successful commercialization. There are also existing generic therapies for the indications which our other product candidates are targeting. If we are unable to achieve significant differentiation for TLC599 from currently marketed steroids or for our other product candidates in respect of existing generic therapies, our opportunity for TLC599 or our other product candidates to achieve premium pricing and be commercialized successfully, if approved, would be adversely affected.

In addition to existing generic steroids, the FDA or other applicable regulatory authorities may approve generic products that could compete with our product candidates. Once an NDA, including a Section 505(b)(2) application, is approved, the product covered thereby becomes a “listed drug” which can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application (ANDA). The FDCA, FDA regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes. These manufacturers might only be required to conduct a relatively inexpensive study to show that their product has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use, or labeling, as our product candidate and that the generic product is bioequivalent to ours, meaning it is absorbed in the body at the same rate and to the same extent as our product candidate. These generic equivalents, which must meet the same quality standards as branded pharmaceuticals, would be significantly less costly than ours to bring to market and companies that produce generic equivalents are generally able to offer their products at lower prices. Thus, after the introduction of a generic competitor, a significant percentage of the sales of any branded product is typically lost to the generic product. Accordingly, competition from generic equivalents to our product candidates would materially adversely impact our ability to successfully commercialize our product candidates.

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

It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these products is limited by government authorities and/or other third-party payor policies.

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

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services (HHS), as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors may follow CMS, but have their own methods and approval processes for determining reimbursement for new medicines. It is difficult to predict what CMS as well as other payors will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products.

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

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the PPACA) which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There remain judicial and Congressional challenges to certain aspects of the PPACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the PPACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of any certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, the 2020 federal spending package permanently eliminates, effective January 1, 2020, the PPACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the Bipartisan Budget Act of 2018 (BBA), among other things, amended the PPACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. In addition, in April 2018, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the PPACA for plans sold through such marketplaces. In December 2018, CMS published a final rule permitting further collections and payments to and from certain PPACA qualified health plans and health insurance issuers under the PPACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the PPACA will impact the PPACA. We continue to evaluate the effect that the PPACA and its possible repeal and replacement has on our business. It is uncertain the extent to which any such changes may impact our business or financial condition.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2029 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. Although a number of these measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

The U.S. Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other U.S. federal healthcare programs. The U.S. Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.

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

The Physician Payments Sunshine Act, enacted as part of the PPACA, imposes, among other things, annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians, as defined by such law, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

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

Many states have analogous state laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers. In addition, certain states require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing. Further, certain state and local laws require the registration of pharmaceutical sales representatives. Additionally, state data privacy laws that protect the security of health information may differ from each other and may not be preempted by federal law.

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

As of December 31, 2019, we had we had 121 full-time employees, of which 117 employees are located in Taiwan. As our company matures, we expect to expand our employee base to increase our managerial, scientific and engineering, operational, sales, marketing, financial and other resources and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

Our current clinical trial liability insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for our product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause the price of our ADSs or common shares to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

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

For example, in 2006, a mass movement formed calling for the resignation of the president of the ROC over a series of alleged corruption scandals and staged dramatic protests. In addition, Taiwan has a unique international political status. Since 1949, the ROC and PRC, have been separately governed by different political parties. The PRC claims that it is the sole government in the PRC, including Taiwan, while some political parties in ROC claim ROC’s independence or ROC as the only legitimate government of the PRC, including the ROC and the PRC. There was a time when the two governments prohibited all trades, transactions and trips crossing the Taiwan Strait. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to regain control over the ROC. Furthermore, the PRC government passed an Anti-Secession Law in March 2005, which has authorized the government to use all necessary measures, including non-peaceful means, against Taiwan’s independence movement in the event of such declaration. In February 2006, the then president of the ROC ceased all activities in the country’s National Unification Council, a committee established to assist the ROC in its efforts to reunite with the PRC. Such cessation is commonly viewed as having a detrimental effect on the relations between the two sides. Past developments in the relationship between the ROC and the PRC has depressed the share prices of several Taiwanese companies. A recent cessation of dialogue between the ROC and mainland the PRC was followed by an approximate 30% decline of imports from mainland China to the ROC in 2016. An unstable relationship between the ROC and the PRC could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

Business relationships between entities in the ROC and entities in the PRC are regulated by the ROC “Act Governing Relations between the People of the Taiwan Area and the Mainland Area” (臺灣地區與大陸地區人民關係條例) and the regulations promulgated thereunder (ROC Act). Among other things, the ROC Act requires the ROC government’s prior approval of many business transactions. Any accumulated direct or indirect investment by us into any entity in the PRC in excess of US$1 million, or any technology cooperation agreement between us and any entity in the PRC that involves our intellectual property would be subject to this approval. While we are not currently party to any material transactions or agreements with any entity in the PRC, our future ability to enter into such arrangements may be limited by the ROC Act, particularly if ROC and PRC political relations deteriorate. Although, to our knowledge, we do not currently have any PRC shareholders, any PRC investor’s investment into us must be approved by the Investment Commission, MOEA, Executive Yuan of the ROC, provided our businesses fall within one of the industries included on the list maintained by the MOEA that PRC enterprises are allowed to invest in, or such PRC investor must be a qualified domestic institutional investor (QDII) in the PRC for an investment limit of less than 10% of our issued shares. However, PRC investors, other than QDIIs, are currently prohibited from investing in us as certain aspects of our current business scope are not included on the MOEA’s list. Any approval by the ROC government will depend on the then- current political environment between the ROC and PRC, and we cannot assure you that any PRC investor will receive such approval from the ROC government. Furthermore, any such PRC purchaser of American Depositary Receipts (ADRs) will need to qualify as a QDII in order to exchange their ADRs for underlying common shares of our company.

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

Our common shares are currently traded on the TPEx. From November 21, 2018 through March 6, 2020, the closing price of our common shares on the TPEx ranged from NT$72.90 per share to NT$100.00 per share. During the same period, the closing price of our ADSs on The Nasdaq Global Market ranged from $4.61 per ADS to $7.29 per ADS. The TPEx sets certain limitations on the trading volatility of our common shares and there are currently limits on the range of daily price movements on the TPEx. As a result of these limitations, the potential increase in trading price of our ADSs may be materially limited based on the perceived value of our common shares on the TPEx. Similarly, decreases in the trading price of our common shares on the TPEx due to the perceptions of investors in that market, which may be different from your own, may impact the value of your investment.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), we are required to furnish a report by our senior management on our internal control over financial reporting, and an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an EGC we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing rules that allow us to follow ROC law for certain governance matters. Certain corporate governance practices in the ROC may differ significantly from corporate governance listing standards. When our ADSs are listed on The Nasdaq Global Market, we intend to continue to follow Taiwan corporate governance practices in lieu of the following corporate governance requirements of Nasdaq: (i) disclosure requirement within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers; (ii) the requirement that a majority of our board consist of independent directors; (iii) the requirement that our audit committee be made up of members of our board of directors and have at least one member that has financial sophistication; (iv) requirement that a compensation committee be comprised solely of independent directors with a written charter addressing the committee’s responsibilities and authority; (v) requirement that we have independent director oversight of director nominations and a formal written charter or board resolution addressing the nominations process; (vi) requirement that we have a code of conduct applicable to all directors, officers and employees; (vii) requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans; and (viii) requirement that our audit committee have review and oversight over all “related party transactions,” as defined in Item 7.B of Form 20-F. Taiwan law either does not impose the foregoing requirements or does not impose them to the specificity of Nasdaq’s rules. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

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

As of December 31, 2019, our senior management, board of directors and shareholders holding over 5% of our common shares, determined as of December 31, 2019, and their respective affiliates, in the aggregate, beneficially owned 15.9% of our common shares (including common shares represented by ADSs). These shareholders either alone or voting together as a group may be in a position to determine or significantly influence the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the outstanding shares present and voting at our general meetings of shareholders in which a quorum is present may control any shareholder resolution requiring a majority. For example, a quorum of two-thirds of our share capital must be present and voting at a meeting of shareholders for certain approvals, including certain decisions relating to our capital structure, the approval of certain significant corporate transactions and amendments to our Articles of Incorporation. If such quorum is met, then any shareholder or group of shareholders controlling more than 50% can control the voting of any such resolution. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

Future sales, or the possibility of future sales, of a substantial number of our ADSs or common shares could adversely affect the price of our ADSs.

Future sales of a substantial number of our ADSs or common shares, or the perception that such sales will occur, could cause a decline in the market price of our ADSs. If any of our large shareholders or members of our management team sell substantial amounts of our securities in the public markets, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

Our corporate affairs are governed by our articles of incorporation and by the laws governing ROC corporations and companies engaging in drug development, marketing and sales businesses. Certain rights and responsibilities of our shareholders, ADS holders and members of our board of directors under ROC law are different from those that apply to a U.S. corporation. For example, directors of ROC corporations are required to conduct business faithfully and act with the care of good administrators; however, the duty of care required of an ROC corporation’s directors may not be the same as the fiduciary duty of a director of a U.S. Delaware corporation. In addition, controlling shareholders of U.S. Delaware corporations owe fiduciary duties to minority shareholders, while controlling shareholders in ROC corporations do not. Further, the rights of our shareholders to bring shareholders’ suits against us or our board of directors under ROC law are more limited than those of shareholders of a U.S. Delaware corporation. Under ROC law, only shareholders who collectively hold at least three percent of our shares for at least one year may demand that one of our members of the audit committee institute a lawsuit on our behalf against our directors, and may directly initiate a lawsuit on our behalf if the requested member fails to do so. The court may order the suing shareholders to furnish an appropriate bond. Furthermore, if the suing shareholders do not prevail but cause damage to us, they will be liable for indemnifying us for such damages. As a result, it may be more difficult for our shareholders to protect their rights in connection with actions taken by our directors than would be the case for stockholders of a U.S. Delaware corporation. See “Description of Share Capital and Articles of Incorporation” in our prospectus dated November 26, 2018, filed with the SEC pursuant to Rule 424(b) for a description of the principal differences between the provisions of Taiwan law applicable to us and the U.S. Delaware General Corporate Law relating to shareholders’ rights and protections. The Taiwan Company Act was amended on August 1, 2018, and took effect on November 1, 2018. Under the amended Taiwan Company Act (the Effective Company Act Amendment), the minimum holding and hold period for a shareholders’ suit is reduced to one percent for at least six months. In addition, the court fees payable by such shareholders in a shareholders’ suit will be capped NT$600,000, and the court may upon request appoint counsel for the shareholder plaintiffs.

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

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various U.S. Securities and Exchange Commission (SEC) and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and more expensive to procure director and officer liability insurance.

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

Management is required to assess the effectiveness of our internal controls annually. However, for as long as we are an EGC under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

Generally, if for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the characterization of our income, including whether certain research and development tax credits received from the government of Taiwan will constitute gross income, and if they do, whether they will constitute passive income for purposes of the PFIC income test) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our gross income, the average value of our assets, including goodwill and the nature of our active business, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable years ended December 31, 2017 or December 31, 2018 and we do not expect to be a PFIC for the taxable year ended December 31, 2019.

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

Our agent for service of process in the United States is George Yeh, TLC Biopharmaceuticals, Inc. (a wholly-owned subsidiary of the registrant) located at 611 Gateway Boulevard, Suite 830, South San Francisco, California 94080. Phone number: (650) 872-8816.

Our actual capital expenditures for the years ended December 31, 2016, 2017, 2018 and 2019 amounted to NT$21,427 (US$700), NT$18,133 (US$592), NT$66,709 (US$2,179) and NT$55,592 (US$1,859), respectively. These capital expenditures primarily consisted of our continued investment in construction of additional facilities to support the development of our products and technologies. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditures in 2020 to be financed from the proceeds from our existing cash and cash equivalents, including the net proceeds from our initial public offering of American Depositary Shares on the Nasdaq Global Market.

B. Business Overview

We are a clinical-stage specialty pharmaceutical company dedicated to the development and commercialization of novel nanomedicines that combine our proprietary lipid-assembled drug delivery platform with approved APIs. We believe that our extensive experience with liposome science allows us to combine onset speed and benefit duration, and to improve API concentrations at target tissues while decreasing unwanted systemic exposures. Our BioSeizer lipid formulation technology is designed to enable both local sustained release and fast onset of APIs at the site of disease or injury with increased pharmacokinetic (PK) control, made possible by customization of lipid layers. BioSeizer is utilized in our TLC599, TLC399 and TLC590 programs. Our NanoX active drug loading technology is designed to alter the systemic exposure of the drug, enabling the potential for reduced dosing frequency, and enhanced distribution of liposome-encapsulated APIs to the desired site. We believe NanoX is capable of loading over 50 various compounds and is applied to our two generic products that have been approved for sale in Asia as well as our TLC178 program. We believe our technologies can be used with a broad range of APIs and enable a simplified and scalable manufacturing process. Because our product candidates use already approved APIs, we intend to utilize the streamlined 505(b)(2) regulatory pathway for approval in the United States, which would allow us to rely, in part, on data from investigations that we have not conducted or sponsored and for which we have not obtained a right of reference. We have used our proprietary technology platforms to assemble a diverse product candidate portfolio that targets significant areas of unmet medical need in pain management, ophthalmology and oncology. Our two product candidates in pain management, TLC599 and TLC590, are currently in their pivotal Phase III and Phase II clinical trials, respectively, with TLC590 expected to enter Phase III by the end of 2020.

TLC599

Our primary lead product candidate, TLC599, is an intraarticular, or in-joint, injectable BioSeizer formulation of the API steroid dexamethasone sodium phosphate (DSP). With Phase II data demonstrating statistically significant pain reductions through 24 weeks, we believe TLC599 has the potential to become an attractive treatment for the management of OA pain. We have completed an open-label Phase I/II clinical trial of 40 patients with knee OA. Patients were randomized to be treated with a single dose of TLC599 at a dose level of either 6mg or 12mg DSP, and then followed up for 12 weeks with the primary efficacy endpoint to assess pain. We have also completed a double-blind, placebo-controlled Phase II clinical trial in 75 patients to evaluate the effects of TLC599 at two different dose levels at multiple time points over a 24-week period. TLC599 met the primary endpoint of mean change from baseline using the Western Ontario and McMaster Universities Osteoarthritis Index (WOMAC) pain subscale through week 12. TLC599 also met key secondary endpoints of reductions in WOMAC pain scores through and at weeks 1, 4, 8, 12, 16, 20 and 24. Pain reductions observed through and at 24 weeks showed both rapid onset of pain relief as well as durable and persistent pain relief.

Preclinical canine and rabbit studies, which included an evaluation of effect on cartilage, found that TLC599 was not associated with any cartilage damage. In addition, we conducted a comparative in vivo animal study in beagle dogs to evaluate the toxicity and knee joint changes observed with TLC599 and two marketed products—triamcinolone acetonide (TA) and extended release triamcinolone acetonide (ER TA)—against a saline control. This study, described further below, showed a moderate reduction in histologic staining for both TA and ER TA, which was attributed to the loss of cartilage matrix. Magnetic resonance imaging (MRI) results of TLC599 on knee cartilage suggested that TLC599 has potential protective effects and may reduce the cartilage damage associated with osteoarthritis.

TLC599 is designed to be administered using needle sizes ranging from 21 gauge to 30 gauge, allowing for possible expanded administration capabilities, for example into hips and shoulders as well as smaller joints such as within the hands and fingers. TLC599 is produced using a scalable manufacturing process that uses sterile filtration at the near end stage, rather than a costlier, entirely aseptic process from raw material to final product.

We completed an end-of-Phase II meeting with the FDA in April 2019 and initiated a pivotal Phase III trial in October 2019 evaluating the safety and efficacy of single and repeat administrations of TLC599 for the purpose of an NDA submission.

TLC590

Our second product candidate, TLC590, is a non-opioid, BioSeizer formulation of the API ropivacaine and is in development for post-surgical pain management. Phase I/II data demonstrating pain reductions after hernia repair surgery through 168 hours showed that TLC590 has the potential to offer distinct advantages over other approved extended release products in this indication. In particular, we believe that (i) ropivacaine as the API has the potential to confer less cardiovascular and central nervous system toxicity than bupivacaine, the API in some extended release formulations, and (ii) TLC590’s dense multilameller structures are capable of providing high concentration drug loading and continuous release of the API which, when administered into the surgical site, may provide both rapid and extended pain relief. In preclinical studies, TLC590 extended the effective half-life of ropivacaine by about 20-fold and displayed earlier onset and a longer and larger magnitude of anesthetic effect than a marketed extended release bupivacaine.

In March 2019, we completed a Phase I/II dose-escalation clinical trial in the United States in patients following inguinal hernia surgery. Topline data from this trial, which we received in March 2019, showed that patients treated with TLC590 demonstrated durable, statistically significant and clinically meaningful improvement over the ropivacaine through 96 hours. TLC590 demonstrated greater reductions in pain than ropivacaine at every 24-hour interval through 168 hours. 58.3% of patients treated with TLC590 were opioid-free through the entire duration of the study; among those who did use rescue opioids, time to first use was about four times that of the ropivacaine group. Mean total opioid consumption for the TLC590 group was 54% less than the ropivacaine group.

A two-part Phase II clinical trial of TLC590 in patients following bunionectomy is ongoing. The safety, dose linearity and relative bioavailability were established in Part 1 in June 2019. Part 2 is a double-blinded evaluation of the efficacy and safety of TLC590 compared to placebo and bupivacaine in 150 patients. Enrollment of Part 2 was completed in February 2020, with topline data on the analgesic efficacy of TLC590 expected in mid-2020.

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

We have completed conduct of a randomized, double-blind Phase II clinical trial evaluating three different doses of TLC399 in RVO patients and expect to prepare the final data report for this trial in the second half of 2020. In August 2018, the SMC made a comprehensive assessment and recommended the 0.6mg DSP with 50mM phospholipid (PL) in 50µL solution dose as an optimal dose with the best vision response to move forward. This dose will be further studied in a separate trial. The preliminary evaluation of our Phase II trial data in TLC399 has not been able to show evidence of efficacy beyond three months. We believe this is due to the use of rescue medications in the majority of patients, even those who did not meet rescue criteria, and will emphasize to trial investigators in future trials the necessity to confirm that patients meet the rescue criteria prior to administering rescue medication. Efficacy evaluation has also been limited by observations of vitreous haze, which was judged as serious adverse events in two patients in the group treated with the higher concentration formulation; this dose group has not been chosen to continue. In clinical and animal studies conducted to date, we have observed potential sustained duration of action of three to six months.

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

TLC178

Our fourth product candidate, TLC178, which uses our NanoX targeted delivery technology with vinorelbine tartrate as the API, is under development to treat RMS, a form of soft tissue sarcoma (STS) that most frequently occurs in children. Non-resectable RMS tumors and tumors that recur after surgery are generally treated with chemotherapeutic agents such as vincristine, dactinomycin, cyclophosphamide, and vinorelbine. In clinical trials of relapsed or refractory RMS, vinorelbine treatment yielded an approximately 36% overall response rate, with four to seven months duration of response. Dose limiting toxicity of vinorelbine is mainly hematological, and TLC178 is designed to enhance the accumulation of vinorelbine in the tumor while limiting systemic exposure, thus reducing hematological toxicity. We submitted an IND to evaluate TLC178 in clinical trials in advanced solid tumors/lymphoma indication on August 31, 2016. A Phase I/II dose escalation trial of TLC178 in adult patients with advanced malignancies is currently ongoing. We have found the suitable dose for dosing every four weeks in Stage 1A of this Phase I/II trial and are exploring the suitable dose for dosing every two weeks in Stage 1B. We plan to provide an interim clinical data update once all patients in Stage 1A have been followed up for six months, in the second quarter of 2020. We filed an IND application for TLC178 in pediatric RMS with the FDA in June 2018, and plan to initiate a pediatric Phase I/II clinical trial once we have identified the suitable doses in adult patients. We have received a Rare Pediatric Disease Designation for TLC178 in RMS, which will qualify TLC178 in this indication for priority review in the United States and make us eligible to receive a transferable Priority Review Voucher, if approved. Assuming successful completion of our development program, we plan to seek initial approval for TLC178 in RMS and believe that a single-arm, response-oriented registration trial may be sufficient for approval. In parallel with our efforts in RMS, we also plan to initiate clinical trials evaluating TLC178 in other STSs, for which TLC178 has already received from both the FDA and the European Medicines Agency an Orphan Drug Designation (ODD) that can potentially provide marketing exclusivity for seven years in the United States (ten years in the European Union), and in non-small cell lung cancer (NSCLC).

Corporate Information

We were founded in 1997 by Dr. Keelung Hong, PhD, who also co-founded Hermes Biosciences Inc. (Hermes) in 1998 and served as its Chief Scientific Officer from 1998 to 2005. Dr. Hong is the co-inventor and patent holder of Hermes’ liposomal irinotecan Onivyde. Hermes was acquired by Merrimack Pharmaceuticals, Inc. in 2009 and the Onivyde program was subsequently acquired by Ipsen SA in 2017. Dr. Hong also served as a scientific advisor to Sequus Pharmaceuticals, Inc. (Sequus), which was founded by Dr. Demetrios Papahadjopoulos, a pioneer in liposome development. Sequus was acquired by ALZA Corporation in 1998 after developing its liposomal doxorubicin, Doxil. Dr. Hong has over 35 years of experience in liposome science, accumulating over time at the University of California Berkeley, Stanford University and the Liposome Research Lab at the University of California, San Francisco. During their tenure at our company, Dr. Hong and our Vice President of Research and Development, Dr. Yunlong Tseng, PhD, invented our NanoX platform. Our Senior Director of Product and Development, Dr. Sheue Fang Shih, PhD, is the inventor of our BioSeizer platform. Our President, George Yeh, leads our seasoned team, Mr. Yeh also served as the Chief Financial Officer at Hermes from 2002 to 2005. Our Chief Medical Officer, Dr. George Spencer-Green, MD, MS, served as the clinical head of Pfizer’s biosimilars development program as well as the Global Medical Director at Abbott Laboratories, where he led the rheumatoid arthritis registration and long-term extension programs for the blockbuster drug Humira. Our Vice President of Manufacturing and Development, Dr. Vincent Chang, PhD, brings with him over 35 years of experience in process development, project management and quality assurance, 25 years of which were with Abbott, where he was responsible for the quality assurance of contract manufacturing from APIs to a wide range of dosage forms of drug products.

Our team has over 200 years of domestic and global experience in lipids and other life sciences products and drug development expertise. Their accomplishments include gaining the approval of two NanoX formulation generic products marketed in Asia. We are headquartered in Taipei, Taiwan, with offices in Hong Kong, Leiden, Melbourne, Shanghai, South San Francisco and Tokyo.

We are a publicly traded company listed on the TPEx and Nasdaq. We have been listed on TPEx since December 2012 and have been ranked in the top 5% in the Corporate Governance Evaluation among all Taiwan listed companies every year since our listing on TPEx. We have been listed on Nasdaq since November 2018.

Pipeline

Our Strategy

Our strategy is to develop and commercialize highly differentiated liposome-based products for indications associated with high unmet medical needs. Our strategy includes the following key components:

•	Rapidly advance our sustained release pain management product candidates.

•

TLC599 to potentially manage OA pain for up to six months with one injection. We have completed our randomized, double-blind, placebo-controlled Phase II trial for knee OA pain. We announced topline data from this trial in August 2018, which showed that TLC599 met the primary endpoint of mean change from baseline in WOMAC pain scores at week 12 as well as numerous key secondary endpoints. We completed an end-of-Phase II meeting with the FDA in April 2019 which indicated that a single pivotal trial would be sufficient for a potential NDA submission in the United States. We initiated this Phase III pivotal clinical trial, named “EXCELLENCE”, in October 2019. EXCELLENCE will evaluate the safety and efficacy of single as well as repeat administrations of TLC599, with the aim to manage OA knee pain for a full year with just two injections.

•

TLC590 to potentially alleviate post-surgical pain for three days or longer with one dose immediately following surgery. We have completed a Phase I/II clinical trial in patients following inguinal hernia surgery, a type of soft tissue surgery. We received topline data from this trial in March 2019, which showed that patients treated with TLC590 demonstrated durable, statistically significant and clinically meaningful improvement over ropivacaine through 96 hours. A two-part Phase II clinical trial of TLC590 in patients following bunionectomy, a type of bony tissue surgery, is ongoing. In Part 1, which was completed in June 2019, the safety, dose linearity and relative bioavailability of TLC590 were stablished. Topline results on the analgesic efficacy of TLC590 in Part 2 are expected in mid-2020. We plan to initiate our first Phase III trial in by the end of 2020. In addition, we plan to explore TLC590 in other indications such as nerve block.

•

Selectively advance product candidate TLC399 for potentially longer management of retinal diseases. We have completed the conduct of our randomized, double-blind, dose-finding Phase II clinical trial in RVO and expect to prepare the final data report for this trial in the second half of 2020. We are also studying opportunities to develop TLC399 in other indications, including DME.

•

Selectively advance our targeted delivery product candidates which utilize NanoX, a technology proven in two approved products for sale in Asia. We are currently conducting a Phase I/II dose escalation trial of TLC178 in adult patients with advanced malignancies. We have found the maximum tolerable dose for dosing every four weeks in Stage 1A of this Phase I/II trial and are exploring the suitable dose for dosing every two weeks in Stage 1B. We plan to provide an interim clinical data update once all patients in Stage 1A have been followed up for six months, in the second quarter of 2020, and expect to report results by the first half of 2021. We filed an IND application for TLC178 in pediatric RMS with the FDA in June 2018 and plan to initiate a pediatric Phase I/II clinical trial once we have identified the suitable doses in adult patients. Upon determination of the pediatric maximum tolerated dose (MTD) in Part I, we plan to initiate Part II, which we believe will be considered a single arm, pivotal trial due to the rarity of pediatric RMS. We also intend to initiate clinical trials in other indications such as NSCLC and STS.

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

An extended release steroid formulation for knee OA pain has been approved by the FDA and is currently in the market. This product uses a steroid called TA instead of DSP as the API. TA and ER TA, as described further below, have been associated with chondrotoxicity and related cartilage damage in preclinical and clinical studies. We have not observed this effect in our preclinical studies of TLC599 to date. A randomized, placebo-controlled, double-blind clinical trial of intra-articular triamcinolone versus saline for moderate knee OA in 140 patients was conducted from June 2011 to January 2015 at Tufts Medical Center to determine the effects of 40mg of TA on cartilage loss using annual knee magnetic resonance and on knee pain using the WOMAC index. 119 patients completed the study; those who received 40mg immediate release TA four times per year for two years had significantly greater cartilage loss than those receiving placebo, with no significant differences in pain scores between the two groups. In connection with a Phase IIIb open-label repeat dose safety trial in patients with knee OA, the manufacturer of this extended release steroid formulation announced that an analysis of X-rays taken at baseline and Week 52 showed that repeat administration of this extended release steroid formulation had no deleterious effects on cartilage or joint structure and that there were no observations of chondrotoxicity. The label of this drug was recently revised with a supplementary New Drug Application (sNDA), where the Limitation of Use was revised from “not intended for repeat administration” to “The efficacy and safety of repeat administration have not been demonstrated”. The label now also includes addition of preclinical toxicology data from their single and repeat administration studies in non-diseased animals, which showed that administration of the ER TA resulted in increased incidence, severity, and duration of microscopic changes and decreased staining (decreased proteoglycan content in the cartilage of the knees) compared to an equivalent dose of immediate-release TA. Findings from this preclinical study were consistent with our own preclinical toxicology data, which is described further below.

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

Our Solution: TLC599

TLC599 is our proprietary BioSeizer formulation of DSP designed to provide sustained pain management over an extended period of up to six months. We believe TLC599 has the potential to show distinct advantages over current anti-inflammatory products in knee OA because it has the potential to enable patients to receive both immediate and sustained benefit from the local delivery of a highly potent and clinically validated steroid, DSP, that typically has a very short half-life. Based on our clinical studies to date, we have observed a reduction in pain as measured by WOMAC pain scores measured both through and at 24 weeks from baseline. We therefore believe that TLC599 has the potential to achieve one of the longest durations of action for an intra-articular steroid if successfully developed and approved. Furthermore, we believe that the selection of DSP as our API may confer less chondrotoxicity, enabling safer repeat dosing.

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

The greater solubility of DSP in its unformulated form has limited its routine use in knee OA because of its tendency to dissolve and not stay localized in the knee. Our formulation of DSP in TLC599 exploits the fact that DSP is amphipathic (contains both polar (water-soluble) and nonpolar (not water-soluble) portions in its structure). We believe this amphipathic property is well-suited for liposome-based formulations as it allows DSP to be entrapped into the aqueous portion of the interior volume of the liposome via the polar portion and associated with the vesicle surface of the liposome via the nonpolar portion. This formulation also provides free, non-entrapped drug designed for immediate therapeutic relief while the lipid-entrapped drug is gradually released over a long period of time through hydrolysis and oxidation of the lipids resulting in the lipid bilayer breakdown. Accordingly, TLC599 is designed to convert DSP’s key limitation for treating knee OA, its solubility, into an asset, potentially enabling long residence time in the knee with continuous slow release.

DSP has a five-fold increased anti-inflammatory potency compared to TA, allowing more activity to be delivered with a smaller quantity of drug. In in vivo and in vitro studies, DSP did not cause chondrotoxicity, unlike in third party studies of TA where chondrotoxicity was observed. We believe the selection of DSP as the API for TLC599 will confer less chondrotoxicity.

TLC599 Preclinical Toxicology Data

According to published data in a human chondrocyte in vitro study of various steroids, Decadron, which is the brand name for DSP, showed the least chondrotoxicity (comparable to negative control). Kenalog, the brand name for TA, which is the API used in the approved long-acting steroid for OA knee pain, showed doubled chondrocyte cell death versus control.

Figure 2. Human chondrocyte in vitro studies – Dexamethasone showed the least chondrotoxicity

In our in vivo pharmacokinetic and toxicokinetic study in dogs, TLC599 showed a long-lasting release profile in dog joints after a single intra-articular injection; drug levels were locally maintained for up to 120 days. No accumulation of dexamethasone phosphate was observed in dog plasma following multiple-doses of TLC599 with administration every 3 months, supporting the possibility of repeat dosing in humans. Systemic exposure following intra-articular injections of TLC599 is minimal and generally dose proportional. The data was presented in at the Annual European Congress of Rheumatology (EULAR) in June 2019.

In our in vivo study in dogs, we evaluated the potential toxicity of TLC599 by comparing cartilage damage, proteoglycan loss and the suggested underlying chondrotoxicity of a single-dose intraarticular injection of 12mg of TLC599 with two different doses of two marketed products — TA and ER TA. Beagle dogs were dosed with saline (control), a higher (18.75mg) and lower (2.1mg) dose of TA, a higher (18.75mg) and lower (2.1mg) dose of ER TA, or 12mg of TLC599 (equivalent to 60mg TA) in knee joints. At Day 30, all knee joints (n = 4 per group) were observed microscopically and histology slides with toluidine blue staining were used to evaluate any loss of cartilage matrix. The less intense the staining is compared to saline control, the more proteoglycan loss and underlying chondrotoxicity. As shown below, at 30 days post treatment, TLC599 showed comparable stain intensity to saline. Higher dose TA and ER TA both showed less staining compared to saline, while lower dose ER TA showed less staining than its equipotent dose TA, as well as saline. In this study, ER TA was therefore observed to result in more proteoglycan loss and underlying chondrotoxicity than the API of TA alone.

Figure 3. Proteoglycan staining of the cartilage in beagle dogs – TLC599 showed more intense staining than TA and ER TA

In another in vivo study in dogs and rabbits, a single dose of TLC599 (12mg) was administered into knees of dogs and two doses of TLC599 (1.2mg each dose, second dose one month after) were administered into knees of rabbits. No intensity changes in toluidine blue staining or morphology were observed in either the dogs or rabbits, indicating no proteoglycan loss or cartilage damage, even after repeat dosing.

Figure 4. Proteoglycan staining of the cartilage in dogs & rabbits – no intensity or morphology change observed, even after repeat dosing of TLC599

Data on proteoglycan staining of the cartilage were presented at the Osteoarthritis Research Society International (OARSI) World Congress in May 2019.

TLC599 Phase I/II Data

In our open-label Phase I/II clinical trial completed in 2016, 40 subjects in Taiwan with moderate to severe knee OA were enrolled and randomly assigned to one of two groups to receive a single intra-articular dose of TLC599 at a dose levels of either 6mg or 12mg DSP and were then followed up for efficacy and safety evaluation over 12 weeks. Visual Analog (VAS) pain and WOMAC scores were utilized as the efficacy measurement instruments. The VAS pain score is a measurement instrument where a patient selects their pain level on a linear scale from 0 to 10 centimeters (with 10 as the worst pain imaginable). The WOMAC is a set of standardized questionnaires used by health professionals to evaluate the condition of patients with knee OA, including pain (max score=20), stiffness (max score=8), and physical functioning (max score=68) of the joints. Higher WOMAC scores indicate worse pain, stiffness and functional limitations. For ease of interpretation, we have scaled and shown the WOMAC scores as the average of responses on a 0-4 Likert scale, with 0 being no pain and 4 being extreme pain.

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

Figure 5a. TLC599 Phase I/II VAS Scores – onset within one week, persisted to week 12

Figure 5b. TLC599 Phase I/II WOMAC scores— onset within one week, persisted to week 12

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

Figure 7. Plasma cortisol levels in Phase I/II clinical trial of TLC599 remained in the normal range

The full data set from this Phase I/II study were presented at the 20th Asia Pacific League of Associations for Rheumatology Congress (APLAR) in September 2018.

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

Figure 11. TLC599 was well tolerated, with comparable frequency of TEAEs to placebo

Data from this Phase II study were presented by Dr. David Hunter, Professor of Medicine at the University of Sydney, winner of the 2019 OARSI Clinical Research Award and principal investigator of this trial, as an oral presentation titled “Single Intra-articular Injection of TLC599 Provided Sustained Pain Relief through 24 Weeks in Participants with Symptomatic Knee Osteoarthritis” at OARSI World Congress in May 2019.

TLC599 demonstrated sustained reductions in pain through 24 weeks (Figure 11). We believe the development of a product for knee OA that results in a prolonged suppression of pain, along with a quick onset of pain relief, would be welcomed by both patients and physicians.

Figure 12. Reduction in WOMAC pain in Phase II trial of TLC599

Magnetic resonance imaging (MRI) results of TLC599 on knee cartilage, which were presented at the American College of Rheumatology 2019 ACR/ARP Annual Meeting in October 2019, suggested that TLC599 has potential protective effects and may reduce the cartilage damage associated with osteoarthritis. To evaluate the effect of single intra-articular injection of TLC599 on knee cartilage, MRI was conducted on both knees of all 75 patients before dosing with TLC599 or saline placebo and at Week 24, and cartilage was evaluated by a blinded radiologist at each center using the MRI Osteoarthritis Knee Score (MOAKS) instrument, which indicated the progression of knee joint cartilage deterioration in 14 sub-regions, each graded for percentage of surface area (size) loss and percentage of full-thickness (depth) loss. MOAKS score patterns between placebo, which represents the natural course of the disease knees, and the TLC599-treated patient knee were assessed. Index knees were compared with the non-index knees over the 24-week period. In the placebo group, the index knee displayed similar or more cartilage damage than the non-index knee. In the TLC599 groups, patients displayed lower proportions of significant cartilage damage in the index knee than the non-index knee. These findings suggest there may be protection from or delay in cartilage degeneration by TLC599 injection in patients with knee OA.

Figure 13. Comparing MRI of index to non-index knees, fewer patients treated with TLC599 displayed cartilage loss than with placebo treatment, suggesting a lack of cartilage damage or potentially a chondroprotective effect

TLC599 PK trial

We submitted an IND and received clearance from the FDA in July 2018 to proceed with a Phase II, open-label, pharmacokinetic trial for TLC599 in the United States. The primary objective of this trial is to characterize the PK profiles of TLC599 and immediate release DSP in the knee joint synovial fluid and blood plasma of subjects with mild to moderate knee OA. Safety and tolerability will also be evaluated. We have begun enrollment of patients in this trial and expect to see PK results before our NDA submission.

TLC599 Pivotal Trial

We completed an end-of-Phase II meeting with the FDA in April 2019. Based on our conversations with the FDA, we believe that a single pivotal trial should be sufficient for an NDA submission. We initiated this pivotal trial in the United States in October 2019.

This multi-center, randomized, double-blind, placebo- and active comparator-controlled pivotal Phase III clinical trial, named “EXCELLENCE”, will assess the safety and efficacy of a single intraarticular administration of TLC599 in comparison to placebo and active DSP comparator treatments in patients with knee OA over 24 weeks, as well as assess the benefit of a repeated intraarticular administration at week 24.

Approximately 500 patients with moderate to severe symptomatic knee OA with radiographic severity of Kellgren-Lawrence (KL) Grade 2 to 3, recruited across 40 sites in the United States and 5 sites in Australia, will be randomized in a 2:1:1 ratio to receive an intraarticular injection of TLC599, DSP or normal saline placebo on Day 1. At week 24, patients can receive a second blinded injection of TLC599 or placebo. Patient enrollment is expected take approximately one year, and all patients will be followed for a total of 52 weeks.

The primary efficacy endpoint for the single injection is the magnitude of pain relief by WOMAC Pain score versus placebo at Week 16; secondary efficacy endpoints include the magnitude of pain relief by WOMAC Pain or Function scores versus DSP or placebo at Weeks 16, 20, and 24 as well as patient global impression of change (PGIC). Efficacy will also be assessed for the repeated administration by WOMAC Pain or Function score versus placebo.

TLC599 – Expanded Indications

If TLC599 is approved for OA knee pain, we anticipate conducting other trials of TLC599 in additional indications, including OA of the hip and frozen shoulder, as well as erosive OA of the hand and finger, especially the base of the thumb in light of the proposed administration of TLC599 through small needle injections.

The FDA has indicated that our proposal to seek approval of TLC599 using the regulatory 505(b)(2) pathway is reasonable. We have received patents from the USPTO for the method of treating arthritis, with terms extending into 2033, and have filed PCT applications covering use of TLC599 in joint pain treatment.

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

TLC590

Another asset within the BioSeizer technology platform is TLC590, which utilizes the API ropivacaine, a non-opioid anesthetic, and is being developed for post-surgical pain management. We filed an IND application for TLC590 in April 2018. A first-in-human Phase I/II dose-escalation clinical trial in the United States was completed in March 2019 and showed that patients treated with TLC590 following hernia repair surgery demonstrated durable, statistically significant and clinically meaningful improvement over ropivacaine while reducing opioid use by 54% through 96 hours. A Phase II clinical trial in the United States in patients following bunionectomy completed patient enrollment in February 2020, and topline data on the analgesic efficacy of TLC590 compared to placebo and bupivacaine is expected in mid-2020.

Post-Surgical Pain Background and the Opioid Crisis

According to a report by Research and Markets, the number of outpatient surgical procedures in the United States is expected to grow from approximately129 million procedures in 2018 to approximately 144 million procedures by 2023, at a compound annual growth rate of 2.1% during the forecast period. Most surgical patients experience post-surgical pain, but less than half of these patients receive adequate pain relief according to a study published in the Journal of Pain by the American Pain Society in February 2016. This ongoing discomfort has been shown to negatively affect patient outcomes. Ongoing pain can increase recovery time and lead to longer hospital stays and readmissions, thereby increasing non-reimbursed hospital costs. The current treatment of post-surgical pain may include wound infiltration with local anesthetics combined with the administration of opioid and NSAID analgesics. Opioids are effective but can also cause many undesirable side effects such as sedation, nausea and vomiting, inhibition of bowel function and dependency or addiction, among others. Respiratory depression is a possible life-threatening complication of opioid use.

Over the last few decades, the United States has seen an increased prescription of opioid medications, which has led to widespread misuse of the highly addictive drug. The 2019 National Survey on Drug Use and Health estimates that approximately 10.3 million people aged 12 or older misused opioids in 2018, and the National Center for Health Statistics estimates that 130 or more people die every day from opioid-related drug overdoses. In 2017, the U. S. Department of Health and Human Services (HHS) declared a public health emergency and announced a 5-point strategy to combat the opioid crisis, which includes improving access to treatment and recovery services, promoting use of overdose-reversing drugs, strengthening our understanding of the epidemic through better public health surveillance, providing support for cutting edge research on pain and addiction and advancing better practices for pain management. We believe that TLC590, a non-opioid, has the potential to become one of the better practices for pain management.

Limitations of Current Non-Opioid Treatments in Post-Surgical Pain Management

A liposomal formulation of bupivacaine indicated for administration at the surgical site to produce post-operative analgesia was commercially launched in the United States in 2012. This drug demonstrated significant reduction in pain intensity compared to placebo in the first two to six hours, with efficacy up to 24 hours post-surgery, but showed minimal to no difference in mean pain intensity compared to placebo between 24 and 72 hours after administration. There have been no clinical trials comparing the levels of pain reduction between this drug and bupivacaine.

An extended release bupivacaine and meloxicam investigational drug in the form of a hydrogel for administration via instillation at the surgical site is not approved by the FDA. This investigational drug reduced pain better than bupivacaine alone or meloxicam alone through 72 hours, and demonstrated significant reduction in pain compared to placebo as well as bupivacaine. The initial NDA of this investigational drug received a Complete Response Letter (CRL) from the FDA in April 2019, which indicated that the application was not ready for approval. The NDA was revised and re-submitted in September 2019, with a new Prescription Drug User Fee Act (PDUFA) goal date of March 2020, which was recently extended to June 2020.

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

Our Solution: TLC590

Based on preclinical experiments and results from our Phase I/II clinical trial, we anticipate that a single injection of TLC590 will result in not only immediate effect, but will also yield better pain control than liposomal bupivacaine with at least 72 hours of clinical effectiveness. We believe TLC590 to have competitive advantages over current extended release bupivacaine anesthetics due to our selection of a safer API. Ropivacaine has been shown to exhibit less cardiotoxicity and central nervous system toxicity than bupivacaine. Ropivacaine that is loaded into TLC590’s dense multilamellar, or multiple-layered, lipids formulation is released slowly as each layer peels off and dissolves. We also expect that the simplified manufacturing process which requires sterile filtration only at the near-end stage, instead of a completely aseptic process from start to finish, will reduce cost of goods sold.

TLC590 Preclinical Findings

Evaluation of the releasing profile of TLC590 in vitro and the PK and anesthetic effect in vivo, which was published as an article in International Journal of Nanomedicine, showed that TLC590 is able to provide a longer anesthetic effect than plain ropivacaine solution after a single administration. Furthermore, TLC590 at dose level of 20 mg/kg in rats did not show any dose-related toxicity.

In a safety evaluation of TLC590 in rates and miniature swine, the no-observed-adverse-effect level (NOAEL) of TLC590 was found to be above 40mg/kg for a single local administration in miniature swine, which translates to an equivalent of 2270mg in a 60kg human. Data from the study, which was presented at the Annual Regional Anesthesiology & Acute Pain Medicine Meeting (ASRA) in April 2019, demonstrated the safety and local tolerance of TLC590 in clinically relevant models and support the first-in-human trial of TLC590 by wound infiltration.

In a pharmacokinetic study in rats, TLC590 was found to extend the effective half-life of ropivacaine by about 20-fold. In a preclinical analgesic study of equipotent doses of free ropivacaine (1.9mg), TLC590 (1.9mg) and liposomal bupivacaine (1.33mg), TLC590 displayed statistically significant analgesic effects at 0.5, 5 and 6 hours post-injection when compared to liposomal bupivacaine. TLC590 also showed the earliest onset (t = 0.5 h), similar to free ropivacaine, and produced the longest analgesic action. In a preclinical nerve block study of TLC590 with an equal volume and therefore more potent dose of liposomal bupivacaine, TLC590 exhibited a larger magnitude of anesthetic effect (reduction of 50% paw withdrawal threshold) which persisted to the ninth hour, while the effect of ER bupivacaine had diminished to a level comparable with saline by the eighth hour. These findings were presented at the Annual Regional Anesthesiology & Acute Pain Medicine Meeting (ASRA) in April 2019.

Figure 14a. TLC590 extends the effective half-life of ropivacaine by approximately 20 fold in rat models

Figure 14b. TLC590 showed statistically significant analgesic effects at 0.5, 5, and 6 hours post-injection

Figure 14c. TLC590 exhibited larger magnitude of anesthetic effect which persisted to the ninth hour

TLC590 Completed Phase I/II Clinical Trial in Hernia Repair Surgery

We filed an IND application with the FDA for TLC590 in April 2018. In March 2019, we completed a first-in-human clinical trial assessing the safety, tolerability and pharmacokinetic profile of TLC590. This Phase I/II trial was a randomized, double-blind, comparator-controlled, dose escalation study to evaluate TLC590 compared to free, non-liposomal ropivacaine when given as a single infiltrative local administration in adult patients following inguinal hernia repair surgery, a type of soft tissue surgery.

The trial took place in the United States and enrolled 64 evaluable patients across four cohorts. 16 patients were enrolled in each cohort in a 3:1 ratio, with 12 patients receiving a dose of TLC590 and 4 patients receiving the active comparator drug, ropivacaine. Patients were followed up for 30 days.

Figure 15. TLC590 Phase I/II clinical trial design

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

•

There were durable, statistically significant and clinically meaningful reductions in pain intensity with movement compared to ropivacaine, as measured by AUC0-24h (p=0.0057), AUC0-48h (p=0.0131), AUC0-72h (p=0.0117) and AUC0-96h (p=0.0103); the greater levels of pain reduction was maintained through 168 hours.

•	Through the entire duration of the study, 58.3% of patients who received TLC590 475mg did not use any rescue opioids at all.

•	Among those who did use rescue opioids, time to first postsurgical opioid use was about four times that of the ropivacaine group (median 13.0 hours vs 3.3 hours).

•	Mean total opioid consumption was 54% less through 96 hours post-surgery.

• Figure 16. TLC590 reduced pain against ropivacaine through 168 hours following hernia repair surgery

• Figure 17. TLC590 reduced opioid use and improved time to first opioid use

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

Data from this Phase I/II clinical trial were presented at the American Society of Anesthesiologists (ASA) ANESTHESIOLOGY® annual meeting in October 2019.

TLC590 Ongoing Phase II Clinical Trial in Bunionectomy

A Phase II clinical trial evaluating safety and efficacy of TLC590 in patients undergoing bunionectomy is ongoing. Bunionectomy, or bunion removal surgery, is a type of orthopedic or bony tissue surgery. Part 1 of the two-part Phase II clinical trial, conducted in the United Stated, was a blinded safety and pharmacokinetic study to establish the tolerability and relative bioavailability of TLC590 and ropivacaine. A total of 50 patients were randomized in a ratio of 1:1:1:1 into four groups/arms to receive 152, 190, and 228mg of TLC590 or ropivacaine 50mg. Key findings from Part 1 of the trial, which we received in June 2019, are as follows:

•	Dose linearity and relative bioavailability of TLC590 have been established.

•	All three doses of TLC590 were well tolerated, with a safety profile comparable to ropivacaine.

•	Most treatment-emergent adverse events (AEs) were mild to moderate in severity.

•	There were no treatment-related or serious AEs, and no AEs leading to withdrawal.

•	TLC590 228mg is the dose chosen to move forward as it represents the largest feasible volume in this small surgical wound model, which we believe will provide a substantial duration of exposure.

Despite the reduced central nervous system and cardiovascular toxicities of ropivacaine, many anesthesiologists continue to choose bupivacaine for its longer-lasting duration. Through our communications with regulatory bodies, we received feedback that, although ropivacaine is known to have a better safety profile, bupivacaine is still more commonly used as wound infiltration anesthesia. Therefore, Part 2 of the trial utilizes bupivacaine as a relevant active comparator for assessment of TLC590’s clinical benefit over the existing therapy.

Figure 18. TLC590 Phase II clinical trial design

Part 2 of the Phase II clinical trial is an efficacy and safety study of TLC590 versus bupivacaine and placebo. A total of 150 patients have been randomized at the ratio of 1:1:1 to receive a single infiltrative local dose of TLC590 228mg, bupivacaine 50mg or normal saline placebo at the end of their bunionectomy surgery. All patients are closely monitored for an inpatient period of 72 hours, and then followed up through 42 days after surgery. The primary endpoint is area under the curve (AUC) from 0 to 72 hours on the numerical pain rating scale. Secondary endpoints include proportion of pain-free patients, proportion of opioid-free patients, and total post-operative opioid consumption at various time periods, plus time to the first post-operative use of opioids. Patient enrollment in Part 2 was completed in February 2020. We expected to see topline data in mid-2020.

If the results from the bunionectomy trial are positive, we plan to conduct an End-of-Phase II meeting with the FDA with combined data from the soft tissue surgery setting in Phase I/II and the bony tissue setting in Phase II. We anticipate subsequently initiating our first Phase III trial before the end of 2020. In addition, we plan to explore TLC590 in other indications such as nerve block.

We have filed PCT applications covering TLC590 composition and use in treatment and intend to file additional applications covering lipid-based local anesthetic in post-operational pain control upon additional research and clinical development.

TLC399

Following the same design concept of TLC599, TLC399 is our proprietary BioSeizer formulation of DSP intended as an intravitreal, or in-eye, injection for the treatment of macular edema due to RVO. TLC399 in preclinical models has been shown to provide therapeutic levels of DSP in the eye for at least six months after a single administration. In our ongoing Phase I safety trial, we have observed encouraging signs of both reduction of retinal CST and improvements in visual acuity. We completed conduct of a larger randomized, double-blind, dose finding Phase II clinical trial and expect to prepare the final data report for this trial in the second half of 2020. We chose TLC399’s first indication as macular edema due to RVO because we believe it provides the most rapid path to both proof of concept for the approach and subsequent approval. We are also evaluating opportunities to develop TLC399 in DME alone or in combination with intravitreal anti-VEGF drugs.

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

Figure 19. TLC399 delivers therapeutically relevant doses of dexamethasone over a period of at least 200 days in preclinical studies in rabbits

TLC399 Ongoing Clinical Trial

We are conducting a Phase I clinical trial in Taiwan in patients with macular edema due to RVO to characterize the safety of different doses. As of February 25, 2020, a total of 11 subjects had been administered TLC399 at the assigned dose levels, of which three in dose group 1 (0.36 mg DSP with 100 mM PL) and eight in dose group R1 (0.24 mg DSP with 100 mM PL) were evaluable for dose-limiting toxicity.

All three patients in dose group 1 displayed a trend of improvement in CST that lasted for six to 12 months after a single dose of drug administration, and one patient in group 1 achieved target CST levels less than 310 micrometers which were maintained through 12 months. The best corrected visual acuity (BCVA), or the best possible vision a person can achieve with corrective lenses, was impacted by the initial presence of vitreous opacity in all treated patients; this transient visual acuity decrease was improved within two to eight weeks after study drug administration. At month six after treatment, all evaluable subjects in group 1 had improvements in BCVA, ranging from five to 18 letters (one to three lines) on the vision chart. BCVA improvements were maintained through 12 months. Most patients who were assigned to dose group R1 also displayed a trend in CST reduction soon after receiving TLC399; however, the complete data for the follow-up period is not yet available.

Figure 20. Decrease in CST over 12 months after single intra-vitreous TLC399 injection

The current treatment-related adverse events reported were of mild to severe severity, with no unexpected serious adverse reactions or patient withdrawals due to adverse events. One commonly known feature about intra-vitreous steroid injection is the increase of intraocular pressure. Four cases of intraocular pressure elevations during the trial were judged as serious adverse events (SAEs) and were considered possibly or probably related to TLC399. All intraocular pressure elevations were considered manageable with eye drops except one patient who underwent a procedure to remove fluid from the eye.

A Phase II clinical trial of TLC399 in patients with macular edema due to RVO was initiated in 2017 at 20 sites in the United States and conduct has been completed. This trial initiated with three groups receiving a single intravitreal dose at one of three different doses of TLC399: 0.36mg DSP with 100mM PL in 30µL solution (Group 1), 0.6mg DSP with 100mM PL in 50µL solution (Group 2), or 0.6mg DSP with 50mM PL in 50µL solution (Group 3). Group 1 and Group 2 were treated with a higher lipid concentration TLC399, and Group 3 was treated with a lower lipid concentration TLC399. The primary endpoint is defined as the proportion of subjects with BCVA gain of 15 or more letters on the eye chart from baseline in the trial eye at six months, with evaluation of BCVA and CST through 12 months as secondary endpoints. Safety measurements include monitoring for elevated intraocular pressure. At approximately halfway through enrollment (after 31 of 66 planned patients treated), the SMC conducted a pre-planned unblinded analysis of study data as per study protocol; they requested a temporary recruitment pause in order to make a comprehensive assessment to select an optimal dose group with the best vision response. In August 2018, the SMC recommended the group treated with lower lipid concentration TLC399, or Group 3 (0.6mg DSP with 50mM PL in 50µL solution), to move forward; this dose had much lower incidence and degree of vitreous haze than the other two groups, and showed improvement of vision and CST. This dose will be studied in a future trial. In this trial, two patients in Group 2 treated with the higher-concentration formulation had significant persistent vitreous haze which the investigator decided to remove via vitrectomy (an out-patient procedure involving removal of the vitreous humor); one of these patients had pre-existing cataracts and suspected vitreous hemorrhage that may have contributed to the persistent haze. These events were assessed as serious and related to study treatment. Following vitrectomy, the haze was resolved in both subjects. This treatment group (Group 2) was not selected to go forward in this study. No other treatment-related SAEs have been observed. Preliminary evaluation of our Phase II trial data has not shown evidence of efficacy beyond three months. We believe this result is attributable to the administration of rescue medication to most patients, even those who did not meet rescue criteria. Patients who receive rescue medication become unevaluable, making it difficult to assess efficacy beyond three months. We believe that the continuation with an optimized formulation, along with more stringent monitoring of the need for rescue medication, should allow more evaluable patients beyond three months.

This Phase 2 trial has provided information on the efficacy and safety of TLC399 and on study design considerations for future trials in the indicated setting. We will prepare a final report in the second half of 2020.

TLC399 Planned Trial for DME

We plan to have discussions with the FDA to explore the potential of TLC399 as a therapy for other indications. Following these discussions, we plan to initiate a Phase II clinical trial evaluating the treatment of TLC399 alone or in combination with anti-VEGF therapies in patients with DME.

The FDA has indicated that our proposal to seek approval of TLC399 using the regulatory 505(b)(2) pathway is reasonable. We have received patents from the USPTO for the composition of TLC399 and for the method of reducing complications of ocular DSP, with terms extending into 2033, and intend to file additional patent applications covering TLC399 based upon additional research and clinical development.

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

STS Background

There are more than 50 histological subtypes of STS, which are associated with unique clinical, prognostic and therapeutic features. The rarity and heterogeneity of the disease render STS difficult to study and to treat. In the United States, the incidence of diagnosed STS is approximately 12,310 new cases per year, leading to approximately 5,000 deaths annually. The heterogeneity of STS poses a challenge to a standard chemotherapy approach. For most patients with unresectable or metastatic disease, chemotherapy is primarily palliative. Ifosfamide and doxorubicin are routinely used for these patients, with response rates of 50 to 60%. However, it is unclear if the treatment improves overall survival, which remains at approximately 12 to 18 months for these patients. Olaratumab, a platelet-derived growth factor receptor α blocking antibody, was granted accelerated approval by showing improved median overall survival in an open-label, randomized, active-controlled trial with 133 patients. Other treatment options for second-line therapeutic regimens remain very limited and are only recommended for palliative therapy.

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

Figure 21. TLC178 can control tumor growth more effectively than free vinorelbine when used in combination with cyclophosphamide (CPA) in a mouse xenograft model of human alveolar RMS

(Note: 10mg/kg in the mouse is approximately equivalent to the therapeutic vinorelbine dose of 30mg/m2 in humans.)

Although vinorelbine demonstrated its potential antitumor activities in pediatrics, it also has significant hematological toxicities. In a third-party conducted trial, which took place from September 1998 to August 2001, of 33 children with advanced sarcomas, grade 3 to 4 neutropenia occurred in 63% of patients. With most liposomal chemotherapeutics (for example, Doxil), the liposomal formulation exhibits less toxicity than the free form. Therefore, we believe TLC178 with preferential distribution to tumor tissue through EPR effect will have reduced systemic toxicity compared to free vinorelbine.

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

Figure 22. TLC178 demonstrated superior anti-neoplastic activity and better tolerability than doxorubicin in human fibrosarcoma xenograft model

In a preclinical study comparing the antitumor activity of TLC178 with free vinorelbine in a human alveolar RMS model, TLC178 demonstrated significantly better tumor volume reduction ability than free vinorelbine from day 18 onwards. Moreover, TLC178 exhibited 16.7% complete regression while no tumor regression was observed with free vinorelbine.

Figure 23. TLC178 demonstrated potent anti-tumor activity in human alveolar RMS xenograft model and exhibited significantly better therapeutic activity than free vinorelbine

These in vivo data on the efficacy and enhanced tumor accumulation of TLC178 were presented at the European Society for Medical Oncology Congress (ESMO) in September 2019.

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

In a preclinical study comparing the antitumor activity of TLC178 alone, TLC178 with GEM (gemcitabine), vinorelbine alone, and vinorelbine with GEM, TLC178 showed significantly better antitumor activity than both vinorelbine alone (day 11) and vinorelbine with GEM (day 13). Furthermore, there was very little difference between the antitumor activity of TLC178 alone and TLC178 with GEM.

Figure 24. TLC178 demonstrated potent anti-tumor activity in NSCLC model and exhibited significantly better therapeutic activity than both free vinorelbine and vinorelbine + GEM

We plan to develop TLC178 alone or in combination with GEM for patients with STS and NSCLC. We will further investigate whether TLC178 in combination with GEM is be able to achieve further efficacy improvement in terms of treatment response rate and duration of response in STS and NSCLC.

Our Plan for TLC178

As of February 11, 2020, we had enrolled 37 patients in our ongoing Phase I/II dose escalation clinical trial evaluating the safety, tolerability and PKs of TLC178 in adults. We have enrolled 33 patients in Stage 1A, which has a dosing regimen of once every 4 weeks, and found the maximum tolerable dose to be 31mg/m2. In Stage 1A, the dose-limiting toxicity was Grade 3 and 4 neutropenia, an expected adverse effect of the active ingredient vinorelbine We plan to provide an interim clinical data update once all patients in Stage 1A have been followed up for six months, in the second quarter of 2020. We are currently in the process of finding the suitable dose for a dosing regimen of once every 2 weeks in Stage 1B. We have enrolled 4 patients at a dose level of 18mg/m2, with no dose-limiting toxicities, and will proceed to the next dose of 21 mg/m2.

We concluded a pre-IND meeting with the FDA in January 2018 to discuss our plan to initiate a pediatric trial in RMS. We filed an IND application for TLC178 in pediatric RMS with the FDA in June 2018, and plan to initiate a pediatric Phase I/II clinical trial once we have identified a suitable dose in adult patients. The pediatric trial will be a Phase I/II clinical trial. Part I, a Phase Ib MTD finding trial for TLC178 plus cyclophosphamide (CTX) combo regimen, will enroll pediatric patients with relapsed or refractory sarcomas. Part II, a single-arm clinical trial, will enroll approximately 40 pediatric patients with relapsed or refractory RMS, with the intent to build substantial evidence of clinical meaningful benefits in objective response rate and duration of response (ORR/DoR). Assuming positive results in this indication, we plan to submit a NDA for RMS along with the Priority Review Voucher request.

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

Figure 25. Clinical development plan for TLC178 in pediatric and adult indications

We have received positive feedback from the European Patent Office for the composition of TLC178 and the patents are expected to take effect in a serial of European countries in 2020, establishing protection of TLC178 in European markets with terms extending at least into 2034. We intend to file additional patent applications covering TLC178 based upon additional research and clinical development.

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

Figure 26. Depiction of the hydrophilic head and hydrophobic tail of a PL molecule (top) and assembly of these PL into a bilayer structure (bottom)

By carefully modifying lipid combination and the process of bilayer formation, we drive these PLs into vesicles called liposomes as well as into more complex structures. Each of these structures has unique drug release properties and our ability to control the formulation enables us to tailor the PK of each product candidate to specific clinical needs.

Figure 27. Lipid bilayers can form various types of liposomes including small univesicular (SUV), large univesicular

(LUV), giant univesicular (GUV), multilamellar, and multivesicular vesicles

Figure 28. Micrograph of mixed liposome composition of TLC399

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

Figure 29. BioSeizer + anti-VEGF demonstrated much longer duration than anti-VEGF alone in rabbits

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

Figure 30. CryoEM image of NanoX technology

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

Approved Generic Products

Ampholipad and Lipo-Dox are our two generic products utilizing our NanoX technology which have been approved for sale in Taiwan and Southeast Asia. We have entered into license agreements with third party distributors to sell our generic products in exchange for royalties.

Ampholipad. Ampholipad, our approved product in Taiwan and Macau, is a NanoX formulation of amphotericin B for systemic fungal infection. Ampholipad is capable of delivering highly effective doses with a more desirable toxicity profile compared to other marketed formulations of amphotericin B products. Ampholipad is manufactured by Yung Shin Pharmaceuticals Ind. Co., Ltd., which is in compliance with GMP guidelines set forth by The Pharmaceutical Inspection Convention and Pharmaceutical Inspection Co-operation Scheme (PIC/S).

Lipo-Dox. Lipo-Dox is a NanoX doxorubicin product which was approved by Taiwan’s Department of Health in 1998 for the treatment of breast cancer, ovarian cancer, and AIDS-related Kaposi’s sarcoma and multiple myeloma. Lipo-Dox, with its PEGylated liposomes design, reduces the rate at which the active substance is broken down, allowing it to circulate in the blood for a longer period of time. Lipo-Dox also reduces effects on non-cancer tissues and cells, hence has reduced cardiotoxicity compared to free form doxorubicin. Lipo-Dox has been licensed to TTY Biopharm Co., Ltd., a Taiwanese pharmaceutical company which is in compliance with GMP guidelines set forth by PIC/S, for manufacturing and distribution in Taiwan and Southeast Asia.

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

TLC599 and TLC399. Our TLC599 and TLC399 product candidates are manufactured by Yung Shin Pharmaceuticals, Ind. Co., Ltd (YSP), a Taiwan based, cGMP-compliant manufacturer and global supplier for a wide variety of injectable products. YSP is subject to regular inspection by the Taiwan Food and Drug Administration and regular audit by the United States FDA. In May 2018, we entered into a Clinical Manufacturing Agreement with Evonik, which operates a GMP-compliant facility located in the United States, as our supplier of TLC599 drug product for our planned pivotal clinical trial. We have planned for commercial supply of TLC590 to be manufactured by Evonik. Evonik has completed production of clinical batches of TLC599 and is under preparation for manufacturing of submission batches. The facility is also subject to inspection by the United States FDA and the British health authority MHRA.

TLC590. Clinical supply of TLC590 is manufactured by SSP, a Taiwan based, GMP-compliant manufacturer. SSP is subject to regular inspection by the Taiwan Food and Drug Administration and regular audit by the Japan PMDA. We have identified Baxter Oncology GmbH (Baxter) as our supplier of TLC590 for pivotal clinical trials. We signed an agreement with Baxter in August 2018 to set up manufacturing equipment and are currently conducting technology transfer for clinical supply manufacture. Baxter is a GMP-compliant manufacturer and global supplier for a wide variety of injectable products. The facility is subject to regular inspection by the United States FDA and Germany BfArM.

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

TLC590

We are initially developing TLC590 for the treatment of post-surgical pain management. Numerous post-operative pain treatments exist, including local analgesics, opioids and elastomeric pumps. We believe that EXPAREL, marketed by Pacira Pharmaceuticals, Inc., and Heron Therapeutics, Inc.’s product candidate HTX-011, an extended release formulation of bupivacaine and meloxicam which has an extended PDUFA date of June 26, 2020, are our most direct competitors with respect to TLC590. In addition, TLC590 will compete against other extended release products currently used for post-surgical pain management.

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

As of December 31, 2019, we had been granted 126 utility patents worldwide, including ten Taiwan patents, 12 United States patents, seven Japan patents, five New Zealand patents, five China patents, five Australia patents, six Korea patents, three Russian patents, five Hong Kong patents, four European patents, two South Africa patent and two Canada patent. We also have 71 patent applications which are under review in the above major markets (including five U.S. provisional patent applications) plus India, Brazil and Singapore jurisdictions, as well as 12 pending PCT patent application, relating to our product candidates. The patent terms for TLC599 and TLC399 extend into 2033 and the patent term for TLC178 extends into 2034. If issued, the patent term for TLC590 and additional patent families of TLC599 would extend into 2040 and 2039.

We own all of the patents and patent applications relating to our four lead product candidates.

TLC599

Our TLC599 intellectual property portfolio includes nine issued patents and 13 patent applications. Our issued patents cover the methods of use of TLC599, were granted in the United States, Australia, New Zealand, Russia, Japan, China/Hong Kong and Taiwan, and are expected to expire in 2033. Our patent applications cover composition as well as methods of use of TLC599 and are pending and under review in the United States, South Africa, Taiwan, Singapore, Russia, Korea, Japan, India, Hong Kong, Europe, Canada and Brazil, with expected expiry dates of 2039.

TLC399

Our TLC399 intellectual property portfolio includes 89 issued patents and eight patent applications. Our issued patents cover the composition of matter of TLC399, were granted in Taiwan, the United States, Canada, South Africa, Russia, New Zealand, Korea, Japan, Hong Kong, China, Australia and a series of European countries, and are expected to expire between 2029 and 2033. Our patent applications cover the composition of matter of TLC399 and are pending and under review in the United States, Hong Kong, Europe, China, Canada and Brazil, with expected expiry dates between 2029 and 2033.

TLC590

Our TLC590 intellectual property portfolio includes two PCT applications, two Taiwan patents and two U.S. provisional applications, which covers the composition of matter of TLC590, method of manufacturing and method of use of TLC590, and are pending, in the international phase of PCT applications and in Taiwan with expected expiry dates extending into 2040.

TLC178

Our material TLC178 intellectual property portfolio includes nine issued patents and 12 patent applications. Our issued patents cover the composition of matter of TLC178, were granted in Taiwan, China/Hong Kong, Japan, Korea, Australia and the United States, and are going to take effect in a serial of European countries and expected to expire in 2034. Our patent applications cover the composition of matter of TLC178 and are pending and under review in Taiwan, the United States, South Africa, Singapore, Russia, New Zealand, Japan, India, Hong Kong, China, Canada and Brazil, with expected expiry dates of 2034.

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

The patent terms of our BioSeizer platform for TLC599 and TLC399 as well as their use in treatment (US 9,789,062) (US 10,322, 086) (US 8,956,600), (US 9,987,360), (US 10,058,616) (10,350,294) and that of composition claim for TLC178 (US 9,700,511) at least extend into 2033, 2029 and 2034, respectively. For TLC590, TLC399 and TLC599, the patent terms of novel composition claims and improved treatment method claims would extend into 2040, 2033 and 2039 respectively if issued.

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

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	preclinical laboratory and animal tests that must be conducted in accordance with good laboratory practices;

•	submission of an IND, which must become effective before clinical trials may begin;

•	approval by an independent institutional review board (IRB) for each clinical site or centrally before each trial may be initiated;

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

If the applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the holder of the NDA for the reference listed drug and the patent owner once the application has been accepted for filing by the FDA. The applicant may also elect to submit a ”section viii” statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. The NDA holder or patent owner may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification prevents the FDA from approving the application until the earlier of 30 months from the date of the lawsuit, expiration of the patent, settlement of the lawsuit, a decision in the infringement case that is favorable to the applicant or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where a 505(b)(2) NDA applicant files a Paragraph IV certification, the NDA holder or patent owner regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of a 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation.

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

Under the fast track program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the drug candidate. To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides additional opportunities for interaction with the FDA’s review team and may allow for rolling review of NDA components before the completed application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA. However, FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. The FDA may decide to rescind the fast track designation if it determines that the qualifying criteria no longer apply.

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

NDA Submission and Review by the FDA

Assuming successful completion of the required clinical and preclinical testing, among other items, the results of product development, including chemistry, manufacture and controls, preclinical studies and clinical trials are submitted to the FDA, along with proposed labeling, as part of an NDA. The submission of an NDA requires payment of a substantial user fee to the FDA. These user fees must be filed at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in some circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce, and the applicant, including its affiliates, is submitting its first marketing application.

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

Failure to comply with any of the FDA’s requirements could result in significant adverse enforcement actions. These include a variety of administrative or judicial sanctions, such as refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, cyber letters, modification of promotional materials or labeling, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, debarment, injunctions, fines, consent decrees, corporate integrity agreements, refusals of government contracts and new orders under existing contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement or civil or criminal penalties, including fines and imprisonment. It is also possible that failure to comply with the FDA’s requirements relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Any of these sanctions could result in adverse publicity, among other adverse consequences.

Other Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of medical products and drug formulations that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or kind, in exchange for, or to induce, either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers, among others, on the other hand. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, PPACA) amended the intent requirement of the federal Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to commit a violation. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection;

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

•

the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments and other transfers of value to physicians, certain other healthcare providers as defined by such law, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and their respective implementing regulations, which impose, among other things, specified requirements relating to the security, privacy and transmission of individually identifiable health information held by entities subject to HIPAA, such as health plans, health care clearinghouses and certain healthcare providers, and their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on their behalf. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

•

state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; and state laws governing the privacy and security of health information in certain circumstances, state and local laws that require the registration of pharmaceutical sales representatives; many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

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

There remain judicial and Congressional challenges to certain aspects of the PPACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the PPACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, the 2020 federal spending package permanently eliminates, effective January 1, 2020, the PPACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the Bipartisan Budget Act of 2018 (BBA), among other things, amended the PPACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. In addition, in April 2018, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the PPACA for plans sold through such marketplaces. More recently, in December 2018, CMS published a final rule permitting further collections and payments to and from certain PPACA qualified health plans and health insurance issuers under the PPACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the PPACA will impact the PPACA.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2029 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The United States Department of Health and Human Services (HHS) has solicited feedback on some of these measures and implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. Although a number of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

C. Organizational Structure

The following is a list of our subsidiaries:

Name	Country of Registration	Activity	Ownership Percentage
TLC Biopharmaceuticals, Inc.	United States	Active	100%
TLC Biopharmaceuticals B.V.	Netherlands	Active	100%
TLC Biopharmaceuticals, (H.K.) Limited	Hong Kong	Active	100%
TLC Biopharmaceuticals, (Shanghai) Limited	People’s Republic of China	Active	100%*
TLC Biopharmaceuticals Pty Ltd.	Australia	Active	100%
TLC Biopharmaceuticals Japan Co., Ltd.	Japan	Active	100%

*	100% owned through TLC Biopharmaceuticals, (H.K.) Limited.

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

Since our inception in November 1997 in Taiwan, we have invested most of our resources in developing our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. Our principal executive office and substantially all of our assets are located in Taiwan. Our revenue to date has consisted primarily of (1) royalties from product sales by our third-party licensees of our generic NanoX products, which are approved for sale only in Taiwan and Southeast Asia, and (2) revenue received from our collaborators, including upfront payments and milestone payments. We do not currently have any approved products outside of Taiwan and Southeast Asia and have never generated any revenue from sales of our proprietary product candidates. To date, we have funded our operations through public and private placements of equity securities, royalties received from our third party licensees, upfront payments and milestone payments received from our collaborators, funding from governmental bodies and interest income from investments. Through December 31, 2019 we had raised gross proceeds of NT$6.7 billion (US$225.1 million) from private and public offerings of equity securities, received aggregate gross payments of NT$ 609.0 million (US$20.4 million) from our collaborators, and received NT$ NT$158.2 million (US$5.3 million) in grants and incentives from governmental bodies related to our products and product candidates. Our common shares have been listed on TPEx since December 2012 and our ADSs have been listed on the NASDAQ Global Market since November 2018.

As of December 31, 2019, we had cash and cash equivalents of NT$1,023.9 million (US$34,232 thousand). Since inception, we have incurred significant operating losses. Our net losses were NT$874.0 million (US$28,552 thousand), NT$901.6 million (US$29,454 thousand) and NT$807.5 million (US$26,999 thousand), for the years ended December 31, 2017, 2018 and 2019, respectively. For the year ended December 31, 2019, we had a total comprehensive loss of NT$810.3 million (US$27,092 thousand) and an accumulated deficit of NT$1,717.8 million (US$57,431 thousand). We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance preclinical activities, manufacturing activities and clinical trials of our product candidates. In addition, we have incurred and expect to continue to incur additional costs associated with operating as a public company in the United States. Our expenses will also increase as we:

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

If a license to our intellectual property is determined to be distinct from the other performance obligation identified in arrangement, we will recognize revenues when the license is transferred to the licensee and the licensee is able to use and benefit from the license.

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

The table below summarizes our research and development expenses incurred by program for the periods presented:

	Year ended December 31,
	2017		2018		2019		2019
	(in thousands)
Research and development expense by technology:
NanoX	NT$	133,143	NT$	79,897	NT$	73,494	US$	2,457
BioSeizer		240,603		388,508		479,167		16,020
Other		60,304		30,097		8,520		285
Indirect research and development expense:
Employee benefit expense (including share-based compensation)		256,029		245,138		208,551		6,973
Other indirect research and development expense		123,173		88,935		90,687		3,032
Total research and development expense	NT$	813,252	NT$	832,575	NT$	860,419	US$	28,767

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

Other Income (Expense)

As a Taiwanese company that conducts extensive research and development activities, we benefit from various governmental subsidies. These subsidies generally aim to partly reimburse approved expenditures incurred in our research and development efforts. The ROC government has awarded us three subsidies in connection with our clinical development of TLC399 totaling NT$57,538 (US$1,924 thousand) thousand in the aggregate. Of these awards, NT$42,078 thousand (US$1,407 thousand) has been received to date. The remaining amounts are scheduled to be paid to us over the next two years based on preapproved project plans, subject to adjustment based on the progress of research and development activities.

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

Finance Costs

Other finance costs primarily consist of interest expense for bank borrowings, finance lease liabilities and lease liabilities.

Other Gains and Losses

Other gains and losses consist primarily of net currency exchange gain.

Comparison of the Years Ended December 31, 2018 and 2019

The following table summarizes our results of operations for the years ended December 31, 2018 and 2019:

	Year ended December 31,
	2018		2019		2019		Change		Change
	(in thousands)
Operating revenue	NT$	62,324	NT$	209,140	US$	6,992	NT$	146,816	US$	4,909
Operating expense
General and administrative expenses		(147,743)		(166,377)		(5,562)		(18,634)		(623)
Research and development expenses		(832,575)		(860,419)		(28,767)		(27,844)		(931)
		(980,318)		(1,026,796)		(34,329)		(46,478)		(1,554)
Other income and expenses		26,228		16,049		536		(10,179)		(340)
Operating loss		(891,766)		(801,607)		(26,801)		90,159		3,015
Non-operating income and expenses:
Interest income		2,453		7,399		247		4,946		165
Other gains and losses		(1,508)		14,462		484		15,970		534
Finance costs		(9,886)		(23,656)		(791)		(13,770)		(460)
Total non-operating income and expenses		(8,941)		(1,795)		(60)		7,146		239
Loss before income tax		(900,707)		(803,402)		(26,861)		97,305		3,254
Income tax expense		(867)		(4,120)		(138)		(3,253)		(109)
Net loss		(901,574)		(807,522)		(26,999)		94,052		3,145
Other comprehensive income (loss)
Remeasurement arising on defined benefit plans		(527)		(211)		(7)		316		11
Financial statement translation differences of foreign operations		(727)		(2,571)		(86)		(1,844)		(62)
Total other comprehensive loss		(1,254)		(2,782)		(93)		(1,528)		(51)
Total comprehensive loss	NT$	(902,828)	NT$	(810,304)	US$	(27,092)	NT$	92,524	US$	3,094

Revenue

For the years ended December 31, 2018 and 2019, our revenues were NT$62.3 million and NT$209.1 million (US$7.0 million), respectively, primarily consisting of up-front payments and milestone payments under authorization collaboration and development contracts and royalty revenues related to sales of our generic products by our third-party licensees. The increase was mainly the result of the authorization and collaboration and development revenue recognized.

Operating Income and Expenses

General and Administrative Expenses

For the years ended December 31, 2018 and 2019, our general and administrative expenses were NT$147.7 million and NT$166.4 million (US$5.6 million), respectively. The increase in general and administrative expenses year-over-year of NT$18.6 million (US$0.6 million), compared to 2018, due primarily to the inclusion of director and officer insurance expenses for the full twelve months in 2019 as compared to only two months in 2018, partially offset by a reduction in the payroll expenses.

Research and Development Expenses

For the years ended December 31, 2018 and 2019, our research and development expenses were NT$832.6 million and NT$860.4 million (US$28.8 million), respectively. The increase in research and development expenses year-over-year of NT$27.8 million (US$0.9 million) was primarily due to increased clinical trial activities and product candidate manufacturing activities in connection with the development of our product candidate pipeline.

Non-Operating Income and Expenses

For the years ended December 31, 2018 and 2019, non-operating income and expenses were expenses of NT$8.9 million and expenses of NT$1.8 million (US$0.1 million), respectively. The increase in non-operating income and expenses year-over-year of NT$7.1 million (US$0.2 million) was primarily due to an increase in net currency exchange gain, an increase in interest income as a result of our higher cash and cash equivalents balances resulting from an ADR offering that closed in November 2018 and a financing in Taiwan that closed in October 2019, offset in part by an increase in interest expenses as a result of the Cathay Bank loan entered into in full year 2019 compared to last year entered into in June 2018.

Total Other Comprehensive Loss

For the years ended December 31, 2018 and 2019, total other comprehensive losses were NT$1.3 million and NT$2.8 million (US$93 thousand), respectively. The increase in total other comprehensive losses year-over-year of NT$1.5 million (US$51 thousand) was primarily due to higher foreign currency translation losses as a result of the translation of our assets, liabilities, and results of operations into NT dollars using the relevant foreign currency exchange rates.

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

Revenue

For the years ended December 31, 2017 and 2018, our revenues were NT$49.6 million and NT$62.3 million (US$2.0 million), respectively, primarily consisting of royalty revenues related to sales of our generic products by our third-party licensees. Of the increase in revenue of NT$12.7 million (US$0.4 million), NT$10.2 million (US$0.3 million) was the result of the adoption of IFRS 15 in January 2018, which was for the authorization and collaboration and development revenue recognized based on the transaction prices, which is measured by the portion of contract costs incurred for research and development costs.

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

B. Liquidity and Capital Resources

Since our inception in 1997, we have invested most of our resources in developing our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. We do not currently have any approved products outside of Taiwan and Southeast Asia and have never generated any revenue from sales of our proprietary product candidates. To date, we have funded our operations through public and private placements of equity securities, royalties received from our third-party licensees, upfront payments and milestone payments received from our collaborators, funding from governmental bodies and interest income from investments. Through December 31, 2019, we had raised gross proceeds of NT$6.7 billion (US$225.1 million) from private and public offerings of equity securities, received aggregate gross payments of NT$ 609.0 million (US$20.4 million) from our collaborators, and received NT$158.2 million (US$5.3 million) in grants and incentives from governmental bodies related to our products and product candidates.

We entered into a loan and security agreement (First LSA) on June 14, 2018 with Cathay Bank (Cathay). Pursuant to the First LSA, we borrowed an aggregate of $12.0 million. On November 1, 2018, we repaid the $12.0 million outstanding under the First LSA, plus $57 thousand in accrued interest, and the First LSA was terminated.

We entered into a second LSA (Second LSA) on December 27, 2018 with Cathay. Pursuant to the Second LSA, we borrowed an aggregate of $12.0 million. As of December 31, 2019, NT$309.8 million (US$10.4 million) was outstanding under the Second LSA. Amounts borrowed under the facility can be prepaid at any time, without penalty, prior to the June 30, 2020 maturity date, at which time all amounts borrowed will be due and payable. No amounts repaid can be re-borrowed. The terms of the Second LSA require us to make 12 equal monthly payments of principal plus accrued interest, which we began making on July 31, 2019. The Cathay loan currently bears interest at the floating rate of prime. The Cathay loan is secured by a lien covering substantially all of our assets, but excluding our intellectual property (except rights to payment from the sale, licensing or disposition of such intellectual property).

On March 1, 2019, we entered into a commercialization agreement with Hong Kong Sansheng Medical Limited (3SBio) to commercialize two liposomal products utilizing our NanoX technology platform in mainland China, excluding Hong Kong and Macau (Territory). Under the terms of the agreement, we received an upfront payment in March 2019 and are eligible to receive further development and sales milestones for a total of up to $25 million. In addition, we are also eligible to receive double-digit profit shares from the potential sales of products. We and 3SBio will be jointly responsible for obtaining regulatory approvals for the products in the Territory. We will manufacture the products on our own cost. 3SBio will be responsible for importing, promoting, marketing, selling and distributing the products in the Territory at its own responsibilities and expenses.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,
	2017		2018		2019		2019
	(in thousands)
Net cash used in operating activities	NT$	(819,139)	NT$	(686,039)	NT$	(777,562)	US$	(25,997)
Net cash provided by (used in) investing activities		(29,491)		(368,764)		252,191		8,431
Net cash provided by financing activities		4,484		911,713		744,008		24,876
Effect on foreign currency exchange		(2,941)		(1,139)		(2,247)		(75)
Net decrease in cash and cash equivalents	NT$	(847,087)	NT$	(144,229)	NT$	216,390	US$	7,235

Net Cash Used in Operating Activities

Operating activities used NT$819.1 million, NT$686.0 million and NT$777.6 million (US$26.0 million) of cash in the years ended December 31, 2017, 2018 and 2019, respectively. The net cash used in operating activities for each year related to increased payments for clinical trial activities and product candidate manufacturing activities in connection with the development of our product candidate pipeline, partly offset by authorization collaboration and development revenue received.

Net Cash Used in Investing Activities

Investing activities used NT$29.5 million and NT$368.8 million of cash in the years ended December 31, 2017 and 2018 and provided by NT$252.2 million (US$8.4 million) in the year ended December 31, 2019, respectively. The net cash used in (provided by) investing activities for each period mainly related to the acquisition (disposal) of current financial assets at amortized cost and the purchases of property, plant and equipment.

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

Investing activities provided NT$252.2 million (US$8.4 million) of cash in 2019. The net cash provided by investing activities for the year mainly related to the disposal of current financial assets at amortized cost of NT$308.5 million (US$10.3 million), offset in part by the purchases of property, plant and equipment of NT$55.6 million (US$1.9 million) and intangible assets of NT$4.5 million (US$0.2 million).

Net Cash Provided by Financing Activities

Our net cash flows provided by financing activities increased from NT$4.5 million to NT$911.7 million for the years ended December 31, 2017 and 2018 and decreased to NT$744.0 million (US$24.9 million) for the year ended December 31, 2019, respectively.

During the year ended December 31, 2017, net cash provided by financing activities consisted primarily of net cash proceeds of NT$5.0 million (US$0.2 million) from the issuance of restricted stock to our employees.

During the year ended December 31, 2018, net cash provided by financing activities consisted primarily of net cash proceeds of NT$550.9 million (US$18.0 million) from the result of our November 2018 underwritten global offering, which included the issuance of ADSs, and of NT$364.7 million (US$12 million) from long-term borrowing.

During the year ended December 31, 2019, net cash provided by financing activities consisted primarily of net cash proceeds of NT$836.4 million (US$28.0 million) from the result of our October 2019 financing in Taiwan.

Credit Arrangements

We entered into a long-term loan contract with Taiwan Cooperative Bank in September 2015 in the amount of NT$37.8 million with a 1.85% interest rate (fixed interest rate through September 1, 2018, after which it becomes the minimum interest rate). The contract period is from September 2015 to September 2035. Interest is payable monthly for the first three years and payable monthly with an equal amount of principal starting in the fourth year. On December 31, 2019, NT$35.4 million (US$1.2 million) was outstanding under the agreement.

Also, in September 2015, we entered into a mid-term loan contract with Taiwan Cooperative Bank in the amount of NT$34.0 million with a floating interest rate initially set at 1.98%. As of December 31, 2017, 2018 and 2019, the applicable interest rates were all 1.85%. The contract period is from September 2015 to September 2022. Interest is payable monthly for the first two years and payable semiannually with 5% of the principal beginning in September 2017. The remaining 50% of the principal is due at maturity. Both the long-term loan contract and the mid-term loan contract provided certain of our land and buildings as collateral. On December 31, 2019, NT$25.5 million (US$0.85 million) was outstanding under the agreement.

On November 2, 2017, we entered into a short-term loan revolving contract with Taiwan Cooperative Bank in the amount of NT$16.0 million (US$0.5 million) with a 1.95% interest rate. The contract period is from December 30, 2019 to December 30, 2020. Interest is payable monthly. On December 31, 2019, NT$16.0 million (US$0.5 million) was outstanding under the agreement.

On December 2, 2016, we entered into a credit agreement with E. Sun Bank for a NT$30.0 million (US$1 million) revolving line of credit with a 2.1% interest rate. The line of credit is available to January 16, 2020. On December 31, 2019, there was no outstanding balance under the agreement. We are currently under negotiation for a renewal of the line of credit.

On November 8, 2019, we entered into a credit agreement with Taishin International Bank for a NT$30.0 million (US$1 million) revolving line of credit with a 1.95% interest rate. The line of credit is available to April 30, 2020. Interest is payable monthly. On December 31, 2019, NT$30.0 million (US$1.0 million) was outstanding under the agreement.

On June 14, 2018, we entered into the First LSA with Cathay for $12.0 million. We repaid the $12.0 million outstanding under the First LSA, including all $57 thousand of accrued interest, on November 1, 2018 and the First LSA was terminated.

We entered into the Second LSA on December 27, 2018 with Cathay. Pursuant to the Second LSA, we borrowed an aggregate of $12.0 million. Amounts borrowed under the facility can be prepaid at any time, without penalty, prior to the June 30, 2020 maturity date, at which time all amounts borrowed will be due and payable. No amounts repaid can be re-borrowed. The terms of the Second LSA require us to make 12 equal monthly payments of principal plus accrued interest, which we began making on July 31, 2019. The Cathay loan currently bears interest at the floating rate of prime. The Cathay loan is secured by a lien covering substantially all of our assets, but excluding our intellectual property (except rights to payment from the sale, licensing or disposition of such intellectual property). Under the Second LSA, Cathay has the right to demand, among other things, that we repay the outstanding loan early if we violate either of the following two covenants: (i) maintain an adjusted quick ratio (Adjusted Quick Ratio) of at least 2.25 to 1.00 and (ii) maintain an adjusted tangible net worth (Adjusted Tangible Net Worth) no less than US$12 million as of the last day of each quarter on a consolidated basis. Adjusted Quick Ratio means a ratio of cash and cash equivalents plus net trade receivables to the amount of principal payments owing to Cathay under this contract for the next 12 months plus all other current liabilities. Adjusted Tangible Net Worth means the difference between the value of our capital stock, partnership interests, or limited liability company interests, minus intangible assets, plus deferred revenue. We were in compliance with our loan covenants as of December 31, 2018 and 2019. On January 9, 2020, Cathay bank agreed to amend the Second LSA, pursuant to which the Adjusted Quick Ratio covenant was amended so that the Adjusted Quick Ratio must be at least 1.75 to 1.00, which became effective beginning January 9, 2020. In addition, the definition of “Adjusted Quick Ratio” was amended to exclude lease liabilities recognized under IFRS 16.

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

(1)	Critical judgements in applying our accounting policies:

Identification of performance obligation

We provide authorization collaboration and development services to our customers, which generally includes authorization of intellectual property rights of drug products to pharmaceutical companies together with continuing research and development services, which pharmaceutical companies can access and make use of the research outcome at any time. In determining the performance obligations under authorization collaboration and development contracts, we take into account the guidance IFRS 15 par. 29:

Factors that indicate that an entity’s promise to transfer a good or service to a customer is separately identifiable (in accordance with paragraph 27(b)) include, but are not limited to, the following:

a.

The entity does not provide a significant service of integrating the good or service with other goods or services promised in the contract into a bundle of goods or services that represent the combined output for which the customer has contracted. In other words, the entity is not using the good or service as an input to produce or deliver the combined output specified by the customer.

b.	The good or service does not significantly modify or customize another good or service promised in the contract.

c.

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

Based on our assessment, we use our proprietary drug delivery technologies to continue the research and development related services, which are unique such that pharmaceutical companies would have difficulty finding another service provider who offers the same services in terms of continuing research and development on the authorized drug products. The authorization and subsequent research and development services provided by us are bonded and highly interrelated and therefore not distinct and as such are accounted for as one performance obligation to be delivered over time. If we assess that the technologies or intellectual property rights authorized are well developed and the licensee is able to benefit from the license, the authorization and subsequent research and development services provided by us are not combined and therefore distinct.

(2)	Critical accounting estimates and assumptions

Revenue recognition

We account for all the authorization and subsequent research and development services as one performance obligation and recognizes revenue based on the transaction price and the stage of completion, which is measured by the proportion of contract costs incurred for research and development services as of the financial reporting date to the estimated total research and development costs for the authorization collaboration and development contracts. The estimated total research and development costs would be affected by the progress of research and development, development of pharmaceutical products, collaboration with pharmaceutical companies, clinical trials, etc. We reassess the reasonableness of estimates periodically.

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

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are entitled to rely on certain exemptions as an EGC. We are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (including critical audit matters), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply until December 31, 2023 or until we no longer meet the requirements of being an EGC, whichever is earlier.

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

C. Research and Development, Patents and Licenses, etc.

Full details of our research and development activities and expenditures are given in “Item 4.B. Information on the Company—Business Overview” and “Item 5.A. Operating Results” within this Annual Report.

D. Trend Information

See “Item 5.A. Operating Results” and “Item 5.B. Liquidity and Capital Resources” within this Annual Report.

E. Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

F. Tabular Disclosure of Contractual Obligations

The tables below summarize our contractual obligations as of December 31, 2019:

	Payments due by period less than
	Total	1 year	1–3 years	3–5 years	More than 5 years
	(in thousands of NT$)
Lease commitments	94,757	64,827	27,875	2,055	—
Debt obligation	431,254	370,334	27,901	5,180	27,839

Total	526,011	435,161	55,776	7,235	27,839

	Payments due by period less than
	Total	1 year	1–3 years	3–5 years	More than 5 years
	(in thousands of US$)
Lease commitments	3,168	2,167	932	69	—
Debt obligation	14,418	12,381	933	173	931

Total	17,586	14,548	1,865	242	931

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors, including their ages as of December 31, 2019.

Name	Age	Position(s)
Executive Officers:
Keelung Hong, Ph.D.	76	Chief Executive Officer, Founder and Chairman
George Yeh, M.B.A.	47	President
George Spencer-Green, M.D., M.S.	73	Chief Medical Officer
Nicole Lin, M.B.A.	54	Vice President in Finance and Administration
Yunlong Tseng, Ph.D.	53	Vice President, Research & Development
Wenji Chen, Ph.D., M.B.A	60	Vice President, Corporate Development
Vincent Chang, Ph.D.	65	Vice President of Manufacturing Development
Non-Executive Directors:
Beatrice Liu, Ph.D.	55	Director
Shieh-Shung Tom Chen, Ph.D.	68	Director
May Kang, M.B.A.	49	Director
Horng-Dar Lin, LL.M.(1)	51	Director
Chan Yu Lee (representing Chang Xiang Investment Company, Ltd.).	48	Director
Moun-Rong Lin, M.B.A.	64	Director

(1)	Mr. Lin was elected to serve as a director in February 2020.

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

George Spencer-Green, M.D., M.S. Dr. Spencer-Green has served as our Chief Medical Officer since January 2019. Prior to joining TLC, Dr. Spencer-Green served as the prior Vice President and clinical head of Pfizer’s biosimilars development program from 2012 to 2015, where he led the team that designed and initiated clinical development plans from Phase 1 to Phase 3 for five assets. Prior to Pfizer, Dr. Spencer-Green served as the Senior Medical Director at Vertex Pharmaceuticals, Inc. from 2007 to 2011, where he led the design and execution of clinical development programs in rheumatoid arthritis and cystic fibrosis. Prior to Vertex, Dr. Spencer-Green was the Global Medical Director at Abbott Laboratories from 2002 to 2005, and was the clinical lead for the rheumatoid arthritis registration and long-term extension programs for Humira. Prior to Abbott Laboratories, Dr. Spencer-Green was Franchise Medical Director at Immunex Corporation from 1998 to 2002 for Enbrel, the first targeted biologic treatment approved for the treatment of rheumatoid arthritis. Dr. Spencer-Green served as Associate Professor of Medicine at University of Washington Medical School, Dartmouth Medical School and University of Cincinnati Medical Center. Dr. Spencer-Green received his B.A. from Oberlin College in Oberlin, Ohio, his M.D. from Columbia University College of Physicians and Surgeons in New York, New York, and his M.S. in Clinical Evaluative Science from Dartmouth College in Hanover, New Hampshire.

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

Vincent Chang, Ph.D. Dr. Chang has served as our Vice President of Manufacturing Development since July 2018. Dr. Chang also continues to manage a consulting firm, YiLi Consulting, LLC, that performs quality audits and works with clients on quality improvement and various chemistry, manufacturing and control issues, which he has managed since August 2015. Prior to his work managing the consulting firm, Dr. Chang was employed by Abbott Laboratories for 25 years. In his last role at Abbott Laboratories, Dr. Chang served as the Third Party Manufacturing QA Director, and was responsible for the quality assurance of contract manufacturing from active pharmaceutical ingredients to a wide range of dosage forms of drug products. Dr. Chang received his M.S. in inorganic chemistry from the University of Missouri – St. Louis and his Ph.D. in organic chemistry from Duke University.

Non-Executive Directors

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

May Kang, M.B.A. Ms. Kang has served as a member of our board of directors since 2012. Ms. Kang is currently the Chairman at Fun-I Investment Co., where she has held the position since 2012. Ms. Kang serves as Chief Executive Officer of Lafresh Information Technology Co., and as director of Lafresh Information Technology and IF Technology Company Co. Ms. Kang served as Chief Executive Officer of IF Technology Company Co. from November 2013 to December 2016. Prior to that, Ms. Kang served as the general manager at Waterland Securities Co. Ltd, a brokerage company, from 2006 to 2011. Before that, Ms. Kang served as Vice President at Yuanta SITC (Yuanta Funds), an asset management company, from 2002 to 2006, and as Chief Investment Officer with Yuanta Securities Co. Ltd., a finance service company, from 1993 to 2006. Ms. Kang received an M.B.A. from National Taiwan University, and a B.Com. in International Trade from National Taiwan University.

Horng-Dar Lin, LL.M. Mr. Lin has served as a member of our board of directors since 2020. Mr. Lin has more than 10 years of industry experience and leadership. Mr. Lin has been the Chairman of Tanvex BioPharma, Inc. since December 2018, Chairman of AP Biosciences, Inc. since January 2019 and President of Cho Pharma, Inc. since August 2019. Previously, Mr. Lin was a Partner of Winston & Strawn LLP, an international law firm, from March 2014 to March 2017. From 2013 to 2014, Mr. Lin was a sole practitioner at Sovereign Law Office, a law firm which he founded. From 2010 to 2013, Mr. Lin was a Vice President and special assistant to Chairman at Hon Hai Precision Ind. Co., Ltd. (aka Foxconn Group), a contract manufacturing company. From 2006 to 2009, he was a senior attorney at the international law firm of Finnegan, Henderson, Farabow, Garrett & Dunner, LLP. From 2000 to 2005, Mr. Lin was a Judge at Taiwan Taipei District Court. Mr. Lin earned his LL.M. from Columbia Law School and Soochow University in Taipei, Taiwan, and Bachelor’s degree in Chemistry from National Taiwan University in Taipei, Taiwan.

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

B. Compensation.

The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, executive officers and non-employee directors for services in all capacities to us and our subsidiaries for the year ended December 31, 2019, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2019 to provide pension, retirement or similar benefits to, our directors, executive officers and non-employee directors.

For the year ended December 31, 2019, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was $37,610,208.

During the year ended December 31, 2019, we had no performance based compensation programs. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of $701,246 in the year ended December 31, 2019.

During the year ended December 31, 2019, we granted options to purchase an aggregate of 37,500 ADSs under our 2018 Employee Stock Option Issuance and Share Subscription Plan (2018 Plan), to our directors and executive officers. All such options had a weighted average exercise price of $97.4 and have an expiration date of five years from the grant date. As of December 31, 2019, members of our board of directors or executive officers held options to purchase an aggregate of 374,500 ADSs. No options were exercised by any members of our board of directors or executive officers during the year ended December 31, 2019.

Executive Officer Compensation

Our executive officers were awarded or earned the following compensation for the year ended December 31, 2019 for serving as our executive officers:

Name and Principal Position	Year	Salary (NT$)	Bonus (NT$)	Stock Award (NT$)	Option Award(1) (NT$)	All Other Compensation (NT$)		Total (NT$)
Keelung Hong Chief Executive Officer	2019	7,706,163				139,150	(2)	7,845,313
George Yeh President	2019	6,947,501				211,096	(3)	7,158,597
George Spencer-Green Chief Medical Officer	2019	7,244,848			2,421,750			9,666,598
Yunlong Tseng Vice President, Research & Development	2019	3,656,660				108,000	(4)	3,764,660
Nicole Lin Vice President in Finance and Administration	2019	4,504,220				108,000	(4)	4,612,220
Wenji Chen Vice President, Corporate Development	2019	3,902,520				108,000	(4)	4,010,520
Vincent Chang Vice President in Manufacturing	2019	525,300				27,000	(4)	552,300

(1)

Amounts reported represent the aggregate grant date fair value of stock option granted to the executive officer during fiscal year ended December 31, 2019 under our 2018 Plan computed in accordance with IFRS 2. The valuation assumptions used in calculating the fair value of the stock option is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-based Compensation.” This amount does not reflect the actual economic value that may be realized by the executive officer.

(2)	Includes contributions paid by us to the executive officer’s U.S. 401(k) plan.
(3)	Includes (a) NT$103,096 paid by us to Mr. Yeh’s U.S. 401(k) plan and (b) NT$108,000 contributed by us to Mr. Yeh’s pension account.
(4)	Includes contributions by us to the executive officer’s pension account.

Equity Awards

During the fiscal year ended December 31, 2019, our board of directors issued the following stock options to our executive officers pursuant to our 2017 RS Regulations:

Name	Issuance Date	Number of Securities Underlying Stock Options	Exercise Price Per Share (NT$)	Vesting Conditions
George Spencer-Green, Ph.D.	March 7, 2019	75,000	97.40	(1)

(1)

50% vests on the second anniversary of grant, with the remainder vesting in equal monthly installments over the remaining two years. Vested options may be exercised during their term and for varying periods following termination of service, depending on the reason for termination.

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

2019 Director Compensation Table

The following table sets forth information regarding the compensation earned by our non-executive directors for service on our board of directors during the year ended December 31, 2019. Dr. Hong also served on our board of directors but did not receive any additional compensation for his service as a director and therefore is not included in the table below.

Name	Fees Earned in Cash (NT$)	All Other Compensation (NT$)	Total (NT$)
Shieh-Shung Tom Chen, Ph.D.	200,000	—	200,000
May Kang, M.B.A.	190,000	—	190,000
Chan Yu Lee (representing Chang Xiang Investment Company, Ltd.).	200,000	—	200,000
Moun-Rong Lin, M.B.A.	200,000	—	200,000
Beatrice Liu, Ph.D.	200,000	—	200,000

We have not granted any options or issued any shares of restricted stock to our non-executive directors.

Grants of Stock Options and Restricted Stock to Executive Officers

The following table summarizes, as of the date of this Annual Report, outstanding stock options to purchase common shares granted to our executive officers under our Option Arrangements. We have not granted any stock options to our non-executive directors. The executive officers did not pay an amount to receive the grant of stock options.

Name	Grant Date	Number of Shares Underlying Outstanding Stock Option	Exercise Price per Share (NT$)	Stock Option Expiration Date
Keelung Hong, Ph.D.	June 29, 2018	100,000	$100.50	June 29, 2023
	February 25, 2016	30,000	$159.00	February 25, 2021
	February 26, 2015	42,000	$246.50	February 26, 2020
George Yeh, M.B.A.	June 29, 2018	100,000	$100.50	June 29, 2023
	February 25, 2016	30,000	$159.00	February 25, 2021
	February 26, 2015	42,000	$246.50	February 26, 2020
George Spencer-Green, Ph.D.	March 7, 2019	75,000	$97.40	March 7, 2024
Nicole Lin, M.B.A.	June 29, 2018	65,000	$100.50	June 29, 2023
	February 25, 2016	20,000	$159.00	February 25, 2021
	February 26, 2015	30,000	$246.50	February 26, 2020
Yunlong Tseng, Ph.D.	June 29, 2018	65,000	$100.50	June 29, 2023
	February 25, 2016	20,000	$159.00	February 25, 2021
	February 26, 2015	30,000	$246.50	February 26, 2020
Wenji Chen, Ph.D., M.B.A.	June 29, 2018	50,000	$100.50	June 29, 2023
	November 3, 2016	50,000	$122.00	November 3, 2021

The following table summarizes, as of the date of this Annual Report, outstanding restricted stock purchased by our executive officers under our 2017 RS Regulations and 2014 RS Regulations. We have not issued any shares of restricted stock to our directors.

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

Other Programs

Pursuant to our Articles of Incorporation, we must distribute a certain percentage of earnings we have at the end of each fiscal year to our employees and directors after first reserving the amount to make up any prior accumulated losses. Specifically, up to 2% of our distributable earnings must be distributed as compensation to directors and between 2% and 8% of distributable earnings must be distributed to employees as employee bonuses. Additionally, if any of our subsidiaries meets certain requirements, its employees are also entitled to receive a portion of the employee bonuses. As of December 31, 2019, we had an accumulated deficit and did not accrue employees bonuses or directors compensation. We do not expect to be profitable in the near term, and may never be profitable, and, accordingly, do not anticipate paying such compensation or bonuses in the foreseeable future.

C. Board Practices

Composition of Our Board of Directors

Our board of directors is currently comprised of eight members.

According to our Articles of Incorporation, in order to meet requirements under the Taiwan Securities and Exchange Act (Taiwan Act), at least three of our Board members, and in no event less than one fifth of the total members, shall be “independent directors” as defined under the Taiwan Act. Pursuant to these statutory requirements of the Taiwan Act, during the two years before being elected and during the term of office, none of our independent directors may have been or be any of the following (collectively, the Restricted Persons):

1.	An employee of ours or any of our affiliates;

2.	A director of our affiliates, unless he or she was an independent director of our subsidiary;

3.

A natural-person shareholder who holds in the aggregate, together with his or her spouse, minor children, and his or her nominees, one percent or more of our shares outstanding or ranks among the top ten in our shareholdings;

4.	A spouse, relative within the second degree of kinship, or lineal relative within the third degree of kinship, of any of the persons in the preceding four items;

5.

A director, or employee of a corporate shareholder that directly holds five percent or more of our total number of shares outstanding or of a corporate shareholder that ranks among the top five in our shareholdings;

6.

A director, officer, or shareholder holding five percent or more of the shares of a company or institution that meets certain statutorily specified criteria and has a financial or business relationship with us; or

7.

A professional individual who, or an owner, partner, director, or officer of a sole proprietorship, partnership, company, or institution that, provides commercial, legal, financial, accounting services or consultation to us or to any of our affiliates, or a spouse thereof; provided, this restriction does not apply to a member of the compensation committee, public tender offer review committee, or special committee for merger/consolidation and acquisition, who exercises powers pursuant to the Taiwan Act or to the Taiwan Business Mergers and Acquisitions Act or related laws or regulations.

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

Compensation Committee

The compensation committee, which consists of Dr. Liu, Ms. Kang, Dr. Tom Chen and Mr. Lin, assists the board of directors in determining director and executive officer compensation. Ms. Kang serves as chairperson of the compensation committee.

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

Audit Committee

The audit committee, which consists of Dr. Liu, Ms. Kang, Dr. Tom Chen and Mr. Lin, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Ms. Kang serves as chairperson of the audit committee. The audit committee consists exclusively of independent members of our board. Our board of directors has determined that Ms. Kang qualifies as an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements that are applicable to foreign private issuers set forth in Rule 10A-3 under the Exchange Act.

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

D. Employees

As of December 31, 2019, we had 121 full-time employees, of which 117 employees are located in Taiwan.

None of our employees are subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relationship with our employees to be good. At each date shown, we had the following number of employees, broken out by department and geography.

	As of December 31,
	2019	2018	2017
Function:
Research and development	92	128	132
General and administrative	29	33	36

Total	121	161	168

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B-Compensation” and “Item 7.A-Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2019 for:

•

each beneficial owner of 5% or more of our outstanding common shares determined as of December 31, 2019, which was the most recent record date of our common shares under applicable procedures in Taiwan (upon which basis we are able to ascertain whether or not a holder otherwise not affiliated with us may be above the 5% threshold);

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2019. Percentage ownership calculations are based on 74,188,934 common shares outstanding as of December 31, 2019.

As of December 31, 2019, to the best of our knowledge, approximately 16,056,948 ordinary shares (including ordinary shares in the form of ADSs), or 21.64% of our outstanding ordinary shares as of such date, were held by 10 shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Executive Officers and Directors:
Keelung Hong, Ph.D.(1)	1,609,483	2.2%
George Yeh, M.B.A.(2)	1,089,753	1.5%
George Spencer-Green, M.D., M.S.	—	*
Nicole Lin, M.B.A.(3)	129,957	*
Yunlong Tseng, Ph.D.(4)	190,200	*
Wenji Chen, Ph.D., M.B.A(5)	53,203	*
Vincent Chang, Ph.D.	—	*
Shieh-Shung Tom Chen, Ph.D. (6)	698,683	*
May Kang, M.B.A.	—	*
Chang Xiang Investment Company, Ltd (represented by Chan Yu Lee)(7)	598,880	*
Moun-Rong Lin, M.B.A.(8)	1,234,507	1.7%
Beatrice Liu, Ph.D.	—	*
All current executive officers and directors as a group (12 persons)	5,604,666	7.5%
5% Or Greater Shareholders
Entities affiliated with Karst Peak(9)	6,255,572	8.4%
Burrill Life Sciences Capital Fund III, L.P. (10)	5,187,921	7.0%

*	Represents beneficial ownership of less than one percent.
(1)	Consists of (A) 1,537,483 common shares and (B) 72,000 common shares issuable upon the exercise of stock options granted to Dr. Hong that are exercisable within 60 days of December 31, 2019.
(2)	Consists of (A) 1,017,753 common shares and (B) 72,000 common shares issuable upon the exercise of stock options granted to Mr. Yeh that are exercisable within 60 days of December 31, 2019.
(3)	Consists of (A) 79,957 common shares and (B) 50,000 common shares issuable upon the exercise of stock options granted to Ms. Lin that are exercisable within 60 days of December 31, 2019.
(4)	Consists of (A) 140,200 common shares and (B) 50,000 common shares issuable upon the exercise of stock options granted to Dr. Tseng that are exercisable within 60 days of December 31, 2019.
(5)	Consists of (A) 12,573 common shares and (B) 40,630 common shares issuable upon the exercise of stock options granted to Mr. Chen that are exercisable within 60 days of December 31, 2019.
(6)	Consists solely of 698,683 common shares.
(7)	Consists of (A) 593,283 common shares held by Chang Xiang Investment Company, Ltd. and (B) 5,597 common shares held by Chan Yu Lee (representative of Chang Xiang Investment Company, Ltd.).
(8)	Consists of solely 1,234,507 common shares.
(9)

Consists of (i) 2,524,000 common shares and 353,910 ADSs held by Karst Peak Asia Master Fund, (ii) 1,632,000 common shares and 215,055 ADSs held by Karst Peak Vermilion Partners Master Fund and (iii) 961,642 common shares held by Karst Peak Select Master Fund. Karst Peak Capital Limited (KPCL) is the investment manager of these entities. Adam Leitzes is the Chief Investment Officer, director and sole owner of KPCL and may be deemed to have both voting power and disposal power over the shares. The address for KPCL is Kinwick Centre, Suite 1705, 32 Hollywood Road, Central, Hong Kong. This information is based on its most recently filed Schedule 13G.

(10)

Consists of solely 5,187,921 common shares held by Burrill Life Sciences Capital Fund III, L.P. (Burrill). Kearny Venture Associates II, LLC (KVA II) is the General Partner of Burrill. The address for Burrill is One Embarcadero, Suite 3700, San Francisco, CA 94111. This information is based on its most recently filed Schedule 13D.

B. Related Party Transactions.

Since January 1, 2019, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

Arrangements with Our Executive Officers, Directors

We have entered into employment agreements with our executive officers.

Pursuant to our Articles of Incorporation, we must distribute a certain percentage of earnings we have at the end of each fiscal year to our employees and directors after first reserving the amount to make up any prior accumulated losses. For a discussion of this requirement see the section of this Annual Report titled “Management—Compensation of Executive Officers and Directors—Other Programs.”

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our common shares or ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our common shares or ADSs pursuant to this offering and hold such common shares or ADSs as capital assets. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our common shares or ADSs as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our common shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

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

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2017 or 2018 tax years and do not expect to be a PFIC for our 2019 tax year. In part, because we may hold a substantial amount of cash and cash equivalents following recent offerings, and because the calculation of the value of our assets after this offering may be based in part on the value of our common shares or ADSs, which may fluctuate considerably, there can be no assurance that we will not be a PFIC in future taxable years including our current taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (IRS) will agree with our conclusion and that the IRS would not assert a contrary position. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status.

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

The amount of a dividend will include any amounts withheld by the Company in respect of ROC taxes. Distributions on our common shares or ADSs that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “—Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

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

ROC Taxation

The following is a summary under present law of the principal ROC tax consequences of the ownership and disposition of ADSs and shares to a Non-Resident Individual or a Non-Resident Entity that owns ADS or shares (each a Non-ROC Holder). As used in this section, a “Non-Resident individual” is a foreign national individual who does not domiciled and ordinarily reside in Taiwan, and is not physically present in the ROC for 183 days or more during any calendar year; and a “Non-Resident Entity” is a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the ROC and has no fixed place of business or other permanent establishment or business agent in the ROC. Prospective purchasers of the ADSs should consult their tax advisors concerning the ROC tax consequences of owning the ADSs or shares and the laws of any other relevant taxing jurisdiction to which they are subject.

Dividends

Dividends (whether in cash or shares) declared by us out of retained earnings and distributed to a Non-ROC Holder in respect of shares are subject to ROC income tax collected by way of withholding at the time of distribution, currently at the rate of 21.0% (unless a preferable tax rate is provided under a tax treaty between the ROC and the jurisdiction where the Non-ROC Holder is a resident), on the amount of the distribution (in the case of cash dividends) or on the par value of the distributed shares (in the case of share dividends). The United States currently does not have an income tax treaty with the ROC. We are subject to a 5.0% profit retention tax for any current earnings that remain undistributed by the end of the following year, and such tax will not be creditable against the dividend withholding tax imposed on Non-ROC Holders of ADSs or shares.

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

Tax Treaties

At present, the ROC does not have a double taxation treaty with the United States, but it does have double taxation treaties with Singapore, Indonesia, South Africa, Australia, New Zealand, Vietnam, Gambia, Eswatini, Malaysia, North Macedonia, the Netherlands, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada, Poland, and Czech (will be effective from January 1, 2021), which generally have reduced the rate of withholding tax on dividends and interest paid by ROC companies to residents of these countries. It is unclear whether a Non-ROC Holder of ADSs will be considered as share owners for the purposes of such treaties. Accordingly, residents of these countries should consult their tax advisors concerning their eligibility for benefits under the relevant treaty.

Estate Taxation and Gift Taxation

Subject to allowable exclusions, deductions and exemptions, ROC estate tax is payable on any property within the ROC of a deceased foreign national individual, and ROC gift tax is payable on any property within the ROC donated by a foreign national individual. Estate tax is currently imposed at progressive rates of 10% (of the first NT$50 million), 15% (of the amount in excess of NT$50 million and equals to/less than NT$100 million, less progressive difference NT$2,500,000) and 20% (of amount in excess of NT$100 million, less progressive difference NT$7,500,000). Gift tax is also imposed at progressive rates of 10% (of the first NT$25 million donated), 15% (of the amount donated in excess of NT$25 million and equals to/less than NT$50 million, less progressive difference NT$1,250,000) and 20% (of amount donated in excess of NT$50 million, less progressive difference NT$3,750,000). Under ROC estate and gift tax law, the shares will be deemed to be located in the ROC without regard to the location of the owner. As our principal business place is located in the ROC, both ADSs and the shares are regarded as ROC properties and thus subject to taxation in ROC for the estate and gift tax purposes.

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

Interest Rate Risk

As of December 31, 2019, we had cash and cash equivalents of NT$1,023.9 million (US$34,232 thousand). Our exposure to interest rate sensitivity is impacted by changes in the underlying Taiwanese and U.S. bank interest rates. Our surplus cash and cash equivalents have been invested in interest-bearing savings and time deposit accounts from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

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

As of December 31, 2019, we also had short-term borrowings of NT$46,000 thousand (US$1,538 thousand) and long-term borrowings of NT$55,508 thousand (US$1,856 thousand). We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We have not entered into any interest rate swaps, caps or any contracts hedge to modify our exposure to interest rate movements. At December 31, 2019, if interest rates had been 0.2% higher/lower with all other conditions held constant, net loss for the year ended December 31, 2019 would have been NT$833 thousand (US$28 thousand) higher/lower.

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

As of December 31, 2019, we had bank deposits denominated in U.S. dollars of US$3.1 million. As of December 31, 2019, we also had other payables denominated in U.S. dollars and Australian dollars of US$13.5 million and of AU$1.7 million, respectively. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the U.S. dollar and Australian dollars. Based on a sensitivity analysis performed on our financial position as of December 31, 2019, a hypothetical, unfavorable 1% movement in the levels of foreign currency exchange rates relative to the NT dollar, after taking into account offsetting positions, would have increased our net unrealized losses by NT$3,462 thousand (US$116 thousand).

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

A. Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Vice President of Finance and Administration, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2019. Based on such evaluation, our Chief Executive Officer and Vice President of Finance and Administration have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Vice President of Finance and Administration, as appropriate to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Item  16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Audit Committee is comprised of three of our non-executive directors, Dr. Liu, Ms. Kang, Dr. Tom Chen and Mr. Lin. The audit committee consists exclusively “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. Dr. Liu serves as chair of this committee. Our Board has determined that Dr. Liu is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers, Taiwan has served as our independent registered public accountant since 2002 and has audited our consolidated financial statements for the years ended December 31, 2019, 2018 and 2017, which appear elsewhere in this Annual Report.

The following table shows the aggregate fees for services rendered by PricewaterhouseCoopers, Taiwan to us and our subsidiaries, in the fiscal years ended December 31, 2019 and 2018.

	Year Ended December 31,
	2018		2019
	(in thousands)
Fee Category
Audit fees	NT$	22,700	NT$	10,623	US$	355
Audit-related fees		4,591		—		—
Tax fees		670		372		12
All other fees		167		353		12

Total		$28,128		$11,348		$379

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

PART III

Item 17. Financial Statements.

See pages F-1 through F-62 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Incorporation of Taiwan Liposome Company, Ltd. (English translation).	F-1/A	333-223090	3.1	9/17/2018

2.1	Form of Deposit Agreement (incorporated by reference to Exhibit (a) to the Registrant’s Amendment No. 2 to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on November 9, 2018).	F-1/A	333-223090	2.1	11/14/2018

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1/A	333-223090	2.2	11/14/2018

2.3*	Description Of Securities Registered Under Section 12 of the Exchange Act

4.1†	2013 Employee Stock Option Issuance and Share Subscription Plan of Taiwan Liposome Company, Ltd. (English translation).	F-1	333-223090	10.1	2/16/2018

4.2†	2014 Employee Stock Option Issuance and Share Subscription Plan of Taiwan Liposome Company, Ltd. (English translation).	F-1	333-223090	10.2	2/16/2018

4.3†	2015 Employee Stock Option Issuance and Share Subscription Plan of Taiwan Liposome Company, Ltd. (English translation).	F-1	333-223090	10.3	2/16/2018

4.4†	2014 Regulations on the Issuance of New Employee Restricted Stock (English translation).	F-1	333-223090	10.4	2/16/2018

4.5†	2017 Regulations on the Issuance of New Employee Restricted Stock (English translation).	F-1	333-223090	10.5	2/16/2018

4.6	Lease Agreement by and between Taiwan Liposome Company, Ltd. and Mercuries Life Insurance Company Ltd., dated March 29, 2017 (English translation).	F-1	333-223090	10.6	2/16/2018

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.7	Lease Agreement by and between Taiwan Liposome Company, Ltd. and Yi Kuan Technology Company Ltd., dated May 5, 2015 (English translation).	F-1	333-223090	10.7	2/16/2018

4.8	Lease Agreement by and between Taiwan Liposome Company, Ltd. and China Life Insurance Co., Ltd., dated December 9, 2014 (English translation).	F-1	333-223090	10.8	2/16/2018

4.9	Loan and Security Agreement, by and among Taiwan Liposome Company, Ltd., TLC Biopharmaceuticals, Inc. and Cathay Bank, dated December 27, 2018.	6-K	001-38746	10.1	1/03/2019

4.10	First Amendment to Loan and Security Agreement, by and among Taiwan Liposome Company, Ltd., TLC Biopharmaceuticals, Inc. and Cathay Bank, dated April 25, 2019.	20-F	001-38746	4.10	04/30/2019

4.11†	2018 Employee Stock Option Issuance and Share Subscription Plan of Taiwan Liposome Company, Ltd. (English translation).	F-1/A	333-223090	10.9	9/17/2018

4.12†	Form of indemnity agreement by and between Taiwan Liposome Company, Ltd. and its directors and officers.	F-1/A	333-223090	10.11	9/17/2018

8.1	Subsidiaries of the registrant.	F-1	333-223090	21.1	2/16/2018

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAIWAN LIPOSOME COMPANY, LTD.

Date: March 10, 2020	By:	/s/ Keelung Hong, Ph.D.
Keelung Hong, Ph.D.
Chief Executive Officer and Chairman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Taiwan Liposome Company, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Taiwan Liposome Company, Ltd. and its subsidiaries (the “Company”) as of December 31, 2019, and 2018, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3(1) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

Republic of China

March 10, 2020

We have served as the Company’s auditor since 2002.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31, 2018	December 31, 2019
	Notes	NT$000	NT$000	US$000
				(Note 4(25))
Assets
Current Assets
Cash and cash equivalents	6(1)	$807,484	$1,023,874	$34,232
Current financial assets at amortized cost	6(2)	307,150	—	—
Current contract assets	6(19)	2,283	—	—
Accounts receivable, net	6(3)	9,343	15,120	506
Other receivables	6(20)	5,811	4,654	156
Current income tax assets		113	982	33
Prepayments	6(4)	56,511	50,984	1,704

		1,188,695	1,095,614	36,631

Non-current Assets
Property, plant and equipment	6(5) and 8	158,245	61,683	2,062
Right-of-use assets	6(6)	—	107,611	3,598
Intangible assets	6(7)	4,030	1,802	60
Deferred income tax assets		79	76	3
Other non-current assets	6(8)	66,872	119,192	3,985

		229,226	290,364	9,708

Total Assets		$1,417,921	$1,385,978	$46,339

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31, 2018	December 31, 2019
	Notes	NT$000	NT$000	US$000
				(Note 4(25))
Liabilities and Equity
Current Liabilities
Short-term borrowings	6(9)	$46,000	$46,000	$1,538
Other payables	6(10)(27)	206,268	131,064	4,382
Current lease liabilities		—	63,435	2,121
Other current liabilities	6(11)(12)	92,020	316,198	10,571

		344,288	556,697	18,612

Non-current Liabilities
Non-current contract liabilities	6(19)	—	10,760	360
Long-term borrowings	6(11)	368,010	55,508	1,856
Provisions for liabilities - non-current	6(15)	6,922	6,432	215
Non-current lease liabilities		—	29,074	972
Other non-current liabilities	6(12)	29,505	5,597	187

		404,437	107,371	3,590

Total Liabilities		748,725	664,068	22,202

Equity
Common shares	6(16)	640,451	741,939	24,806
Capital surplus	6(17)	952,364	1,705,324	57,015
Accumulated deficit	6(18)	(910,042)	(1,717,775)	(57,431)
Other equity interest		(13,577)	(7,578)	(253)

Total Equity		669,196	721,910	24,137

Events after the reporting period	11
Total Liabilities and Equity		$1,417,921	$1,385,978	$46,339

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

		2017	2018	2019
Items	Notes	NT$000	NT$000	NT$000	US$000
					(Note 4(25))
Operating revenue	6(19)	$49,635	$62,324	$209,140	$6,992

Operating expenses	6(13)(14) (23) (24)
General and administrative expenses		(134,869)	(147,743)	(166,377)	(5,562)
Research and development expenses		(813,252)	(832,575)	(860,419)	(28,767)

		(948,121)	(980,318)	(1,026,796)	(34,329)

Other income and expenses	6(20)	21,148	26,228	16,049	536

Operating loss		(877,338)	(891,766)	(801,607)	(26,801)

Non-operating income and expenses
Interest income		5,060	2,453	7,399	247
Other gains and losses	6(21)	2,652	(1,508)	14,462	484
Finance costs	6(22)	(3,385)	(9,886)	(23,656)	(791)

		4,327	(8,941)	(1,795)	(60)

Loss before income tax		(873,011)	(900,707)	(803,402)	(26,861)
Income tax expense	6(25)	(951)	(867)	(4,120)	(138)

Net loss		($873,962)	( $901,574)	($807,522)	($26,999)

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurement arising on defined benefit plans	6(13)	($124)	($527)	($211)	($7)
Items that may be subsequently reclassified to profit or loss
Financial statement translation differences of foreign operations		(3,396)	(727)	(2,571)	(86)

Total other comprehensive loss, net		($3,520)	($1,254)	($2,782)	($93)

Total comprehensive loss		($877,482)	($902,828)	($810,304)	($27,092)

Loss attributable to:
Owners of the parent		($873,962)	($901,574)	($807,522)	($26,999)

Total comprehensive loss attributable to:
Owners of the parent		($877,482)	($902,828)	($810,304)	($27,092)

Loss per share of common share	6(26)
Basic loss per share (in dollars)		($15.75)	($14.37)	($12.32)	($0.41)

Diluted loss per share (in dollars)		($15.75)	($14.37)	($12.32)	($0.41)

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

		Equity attributable to owners of the parent
			Capital surplus					Other equity interest
	Notes	Common shares	Additional paid-in capital	Treasury stocks	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Total equity
		NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
2017
Balance at January 1, 2017		$557,306	$1,835,958	$7,009	$213,379	$22,562	($824,662)	$1,684	($9,694)	$1,803,542

Net loss		—	—	—	—	—	(873,962)	—	—	(873,962)
Other comprehensive loss		—	—	—	—	—	(124)	(3,396)	—	(3,520)

Total comprehensive loss		—	—	—	—	—	(874,086)	(3,396)	—	(877,482)
Issuance of restricted stocks to employees	6(14) (16)	5,000	—	—	—	22,489	—	—	(23,114)	4,375
Share-based payments	6(14)	—	—	—	52,835	—	—	—	4,314	57,149
Share options forfeited		—	37,000	—	(37,000)	—	—	—	—	—
Cancellation of restricted stocks	6(14)(16)	(316)	—	—	—	16	—	—	—	(300)
Restricted stocks vested	6(14)	—	10,312	—	—	(17,273)	—	—	6,961	—
Capital surplus used to cover accumulated deficit	6(18)	—	(824,662)	—	—	—	824,662	—	—	—

Balance at December 31, 2017		$561,990	$1,058,608	$7,009	$229,214	$27,794	($874,086)	($1,712)	($21,533)	$987,284

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

		Equity attributable to owners of the parent
			Capital surplus					Other equity interest
	Notes	Common shares	Additional paid-in capital	Treasury stocks	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Total equity
		NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
2018
Balance at January 1, 2018		$561,990	$1,058,608	$7,009	$229,214	$27,794	($874,086)	($1,712)	($21,533)	$987,284

Effects of retrospective application of new standards		—	—	—	—	—	(7,941)	—	—	(7,941)

Balance at January 1, 2018 after adjustments		561,990	1,058,608	7,009	229,214	27,794	(882,027)	(1,712)	(21,533)	979,343

Net loss		—	—	—	—	—	(901,574)	—	—	(901,574)
Other comprehensive loss		—	—	—	—	—	(527)	(727)	—	(1,254)

Total comprehensive loss		—	—	—	—	—	(902,101)	(727)	—	(902,828)

Issuance of new share capital, net of issuance costs of NT$100,499 thousand	6(16)	78,311	472,546	—	—	—	—	—	—	550,857
Issuance of restricted stocks to employees	6(14) (16)	500	—	—	—	3,539	—	—	(3,421)	438
Share-based payments	6(14)	—	—	—	27,570	—	—	—	13,816	41,386
Share options forfeited		—	69,935	—	(69,935)	—	—	—	—	—
Cancellation of restricted stocks	6(14)(16)	(350)	—	—	—	350	—	—	—	—
Restricted stocks vested	6(14)	—	5,813	—	—	(5,813)	—	—	—	—
Capital surplus used to cover accumulated deficit	6(18)	—	(874,086)	—	—	—	874,086	—	—	—

Balance at December 31, 2018		$640,451	$732,816	$7,009	$186,849	$25,690	($910,042)	($2,439)	($11,138)	$669,196

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

		Equity attributable to owners of the parent
			Capital surplus					Other equity interest
	Notes	Common shares	Additional paid-in capital	Treasury stocks	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Total equity
		NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
2019
Balance at January 1, 2019		$640,451	$732,816	$7,009	$186,849	$25,690	($910,042)	($2,439)	($11,138)	$669,196

Net loss		—	—	—	—	—	(807,522)	—	—	(807,522)
Other comprehensive loss		—	—	—	—	—	(211)	(2,571)	—	(2,782)

Total comprehensive loss		—	—	—	—	—	(807,733)	(2,571)	—	(810,304)

Issuance of new share capital	6(16)	102,000	734,400	—	—	—	—	—	—	836,400
Share-based payments	6(14)	—	—	—	18,223	—	—	—	8,570	26,793
Share options forfeited		—	36,216	—	(36,216)	—	—	—	—	—
Cancellation of restricted stocks	6(14)(16)	(512)	—	—	—	337	—	—	—	(175)
Restricted stocks vested	6(14)	—	9,006	—	—	(9,006)	—	—	—	—

Balance at December 31, 2019		$741,939	$1,512,438	$7,009	$168,856	$17,021	($1,717,775)	($5,010)	($2,568)	$721,910

Balance at December 31, 2019 (in US$000)	4(25)	$24,806	$50,566	$234	$5,645	$570	($57,431)	($167)	($86)	$24,137

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Notes	2017	2018	2019
		NT$000	NT$000	NT$000	US$000
					(Note 4(25))
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		($873,011)	($900,707)	($803,402)	($26,861)
Adjustments
Adjustments to reconcile profit (loss) before income tax to net cash flows
Provision for doubtful accounts		9,065	—	—	—
Share-based payments	6(14)	57,149	41,386	26,793	896
Depreciation	6(5)(6)(23)	41,926	39,315	64,754	2,165
Amortization	6(7)(23)	10,570	8,144	6,648	222
Interest expense	6(22)	3,385	9,886	23,656	791
Interest income	6(20)	(5,060)	(2,453)	(7,399)	(247)
Gain on disposal of property, plant and equipment	6(21)	(20)	(1,478)	(488)	(16)
Prepayments for equipment being transferred to other expense	6(27)	—	780	—	—
Unrealized foreign exchange gains		—	—	(9,034)	(302)
Changes in operating assets and liabilities
Changes in operating assets
Current contract assets		—	(2,283)	2,283	77
Accounts receivable, net		(701)	(721)	(5,777)	(193)
Other receivables		(19,546)	14,158	839	28
Prepayments		(24,501)	17,475	3,789	126
Changes in operating liabilities
Notes payable		(206)	—	—	—
Current contract liabilities		—	(7,941)	10,760	360
Other payables		(25,035)	106,776	(72,744)	(2,432)
Other current liabilities		248	(366)	(222)	(8)
Provision for liabilities - non-current		(74)	—	—	—
Other non-current liabilities		47	(124)	(118)	(4)

Cash outflow from operations		(825,764)	(678,153)	(759,662)	(25,398)
Interest received		5,165	2,210	7,717	258
Interest paid		(3,361)	(9,924)	(22,366)	(748)
Income tax paid		(230)	(488)	(4,120)	(138)
Tax refunds received		5,051	316	869	29

Net cash flows used in operating activities		(819,139)	(686,039)	(777,562)	(25,997)

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Notes	2017	2018	2019
		NT$000	NT$000	NT$000	US$000
					(Note 4(25))
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of current financial assets at amortized cost		$—	($307,150)	$—	$—
Proceeds from disposal of current financial assets at amortized cost		—	—	308,505	10,314
Decrease in other financial assets		1,817	—	—	—
Acquisition of property, plant and equipment	6(27)	(18,133)	(66,709)	(55,592)	(1,859)
Proceeds from disposal of property, plant and equipment		24	—	1,584	53
Acquisition of intangible assets	6(27)	(7,201)	(3,163)	(4,477)	(150)
(Increase) decrease in refundable deposits		(5,998)	8,258	2,171	73

Net cash flows (used in) provided by investing activities		(29,491)	(368,764)	252,191	8,431

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	6(28)	46,000	46,000	30,000	1,003
Payments of short-term borrowings	6(28)	(46,000)	(46,000)	(30,000)	(1,003)
Proceeds from long-term borrowings	6(28)	—	731,580	—	—
Payments of long-term borrowings	6(28)	(1,700)	(366,874)	(56,425)	(1,886)
Proceeds from finance lease liabilities	6(28)	48,000	40,000	30,000	1,003
Payments of finance lease liabilities	6(28)	(46,500)	(44,000)	(65,455)	(2,188)
Proceeds from issuance of new share capital	6(16)	—	550,857	836,400	27,964
Issuance of restricted stocks to employees		5,000	500	—	—
Cancellation of restricted stocks		(316)	(350)	(512)	(17)

Net cash flows from financing activities		4,484	911,713	744,008	24,876

Effect from foreign currency exchange		(2,941)	(1,139)	(2,247)	(75)

Net (decrease) increase in cash and cash equivalents		(847,087)	(144,229)	216,390	7,235
Cash and cash equivalents at beginning of year		1,798,800	951,713	807,484	26,997

Cash and cash equivalents at end of year		$951,713	$807,484	$1,023,874	$34,232

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS,

EXCEPT AS OTHERWISE INDICATED)

1.	HISTORY AND ORGANIZATION

Taiwan Liposome Company, Ltd. (the “Company”) was incorporated as a company limited by shares under the provisions of the Company Act of the Republic of China (R.O.C.) and was listed on the Taipei Exchange on December 21, 2012. In November 2018, the Company’s American Depositary Shares (“ADSs”) were listed on the Nasdaq Global Market. The Company and its subsidiaries (collectively referred herein as the “Group”) are mainly engaged in the development and commercialization of pharmaceutical products based on its proprietary lipid-assembled drug delivery platform technologies.

The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has financed its operations to date primarily through the issuance of common shares. The Company has incurred net losses of NT$807.522 million (US$26,999 thousand) for the year ended December 31, 2019. As of December 31, 2019, the Company had an accumulated deficit of NT$1,717.775 million (US$57,431 thousand). The Company has reported a net loss in all fiscal periods since inception and expects to incur substantial and increased expenses to expand its development activities and advance its clinical programs. The Company expects to continue to generate operating losses in the foreseeable future.

As of December 31, 2019, the Company had cash and cash equivalents of NT$1,023.874 million (US$34,232 thousand) and a loan of NT$309.793 million (US$10,358 thousand) borrowed from Cathay Bank in December 2018, which has a maturity date in June 2020 in accordance with the loan and security agreement. As disclosed in Note 6(11), the Group is required to maintain certain financial covenants quarterly and annually as agreed by both parties, and the bank can inspect at any time when necessary.

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

These consolidated financial statements were authorized for issuance by the Audit Committee on March 10, 2020.

3.	APPLICATION OF NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS

(1)	New and amended standards adopted by the group

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

•	IFRS 16, ‘Lease’

•	Amendments to IAS 19, ‘Plan Amendment, Curtailment or Settlement’

•	IFRIC 23, ‘Uncertainty over Income Tax Treatments’

•	Amendments Resulting From Annual Improvements 2015–2017 Cycle

The adoption and impact of these standards from January 1, 2019 are described as below and the new accounting policies are disclosed in Note 4. The other standards did not have material impact on the Group’s accounting policies.

Adoption and impact of IFRS 16 – Leases

(a)

IFRS 16, ‘Leases’, replaces IAS 17, ‘Leases’ and related interpretations and SICs. The standard requires lessees to recognize a ‘right-of-use asset’ and a lease liability (except for those leases with terms of 12 months or less and leases of low-value assets). The accounting stays the same for lessors, which is to classify their leases as either finance leases or operating leases and account for those two types of leases differently. IFRS 16 only requires enhanced disclosures to be provided by lessors.

(b)

The Group has elected to apply IFRS 16 by not restating the comparative information (referred herein as the “modified retrospective approach”) when applying IFRS 16 effective in 2019. Lease agreements classified as operating lease under IAS 17, except for short-term leases or leases of low-value assets, are measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing interest rate as of January 1, 2019. The right-of-use assets are measured at an amount equal to the lease liabilities adjusted by the amount of any prepaid or accrued lease payments. The incremental borrowing interest rate applied to the Group’s lease liabilities on January 1, 2019 ranged from 1.85% to 4.10%. In determining a lessee’s incremental borrowing interest rate used in discounting lease payments, a risk-free interest rate for relevant duration and the same currency is selected as a reference rate. The lessee’s credit spread adjustments and lease specific adjustments are also taken into account. For leases previously classified as finance leases under IAS 17, the Group recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application.

(c)	The Group has used the following practical expedients permitted by the standard at the date of initial application of IFRS 16:

i.	Elected not to reassess whether a contract is, or contains, a lease, instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4.

ii.	The use of a single discount rate to a portfolio of leases with reasonably similar characteristics.

iii.	The exclusion of initial direct costs for the measurement of ‘right-of-use asset’.

(d)

The reconciliation between operating lease commitments for the remaining lease payments under IAS 17 and lease liabilities recognized as of January 1, 2019 measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate is as follows:

	NT$000	US$000
Operating lease commitments disclosed by applying IAS 17 as at December 31, 2018	$78,102	$2,611
Add: Lease payable recognized under finance lease by applying IAS 17 as of December 31, 2018	48,781	1,631
Less: Short-term and low-value leases	(1,624)	(54)

Total lease contracts amount recognized as lease liabilities by applying IFRS 16 on January 1, 2019	$125,259	$4,188

Incremental borrowing interest rate at the date of initial application	1.85%~4.10%	1.85%~4.10%
Lease liabilities recognized as at January 1, 2019 by applying IFRS 16	$121,021	$4,046

Of which are:
Current lease liabilities	54,718	1,829
Non-current lease liabilities	66,303	2,217

	121,021	4,046

(e)	The impact on assets and liabilities as of January 1, 2019 from the initial application of IFRS 16 is set out as follows:

	Carrying amount as of December 31, 2018	Adjustments arising from initial application	Adjusted carrying amount as of January 1, 2019
	NT$000	NT$000	NT$000
Property, plant and equipment	$158,245	($46,970)	$111,275
Right-of-use assets	—	119,991	119,991

Total effect on assets		$73,021

Total effect on assets (US$000)		$2,441

Finance lease liabilities	$48,000	($48,000)	$—
Lease liabilities	—	121,021	121,021

Total effect on liabilities		$73,021

Total effect on liabilities (US$000)		$2,441

In addition, operating cash flows will increase and financing cash flows decrease by approximately NT$65,455 thousand (US$2,188 thousand) given that repayment of the principal portion of the non-finance lease liabilities will be classified as cash flows from financing activities, where previously it was classified as operating cash outflows.

(2)	New standards and interpretations not yet adopted

Amendments to IFRSs which have been published but are not mandatory for the financial period ended December 31, 2019 are listed below:

New Standards, Interpretations and Amendments	Effective Date by International Accounting Standards Board (“IASB”)

Amendments to IAS 1 and IAS 8, ‘Disclosure Initiative-Definition of Material’	January 1, 2020

Amendments to IFRS 3, ‘Definition Of A Business’	January 1, 2020

Amendments to IFRS 9, IAS 39 and IFRS 7, ‘Interest Rate Benchmark Reform’	January 1, 2020

Amendments to IFRS 10 and IAS 28, ‘Sale Or Contribution Of Assets Between An Investor And Its Associate Or Joint Venture’	To be determined by IASB

IFRS 17, ‘Insurance Contracts’	January 1, 2021

The above standards and interpretations have no significant impact to the Group’s financial condition and financial performance based on the Group’s assessment.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

(1)	Basis of preparation

A.	Compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) issued by the IASB and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) of the IASB.

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

B.	Subsidiaries included in the consolidated financial statements:

			Ownership (%)
Name of Investor	Name of Subsidiary	Main Business Activities	December 31, 2018	December 31, 2019
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals, Inc.	Research on new anti-cancer drugs and biotechnology services	100	100
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals B.V.	Technical authorization and product development	100	100
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals, (H.K.) Limited	Biotechnology services and reinvestment	100	100
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals Pty Ltd.	Technical authorization and product development	100	100
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals, Japan Co., Ltd.	Technical authorization and product development	100	100
TLC Biopharmaceuticals, (H.K.) Limited	TLC Biopharmaceuticals, (Shanghai) Limited	Consulting and technical service of medication	100	100

C.	Subsidiaries not included in the consolidated financial statements: None.

D.	Adjustments for subsidiaries with different balance sheet dates: None.

E.	Significant restrictions: None.

F.	Subsidiaries that have non-controlling interests that are material to the Group: None.

(3)	Foreign currency translation

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

Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired. Time deposits that meet the definition above and are held for the purpose of meeting short-term cash commitments in operations are classified as cash equivalents.

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

The estimated useful lives of property, plant and equipment are as follows:

Buildings	44 years
Testing equipment	3 years ~ 8 years
Office equipment	3 years ~ 5 years
Transportation equipment	3 years
Leasehold assets	5 years ~ 10 years
Leasehold improvements	1 years ~ 5 years

(10)	Leasing agreement (lessee)-right-of-use assets/ lease liabilities

Effective beginning from 2019

A.

Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Group. For short-term leases or leases of low-value assets, lease payments are recognized as an expense on a straight-line basis over the lease term.

B.

Lease liabilities include the net present value of the remaining lease payments at the commencement date, discounted using the incremental borrowing interest rate. Lease payments are comprised of fixed payments, less any lease incentives receivable. The Group subsequently measures the lease liability at amortized cost using the interest method and recognizes interest expense over the lease term.

At the commencement date, the Group assesses whether the lessee is reasonably certain to exercise an option to extend the lease or to purchase the underlying asset, or not to exercise an option to terminate the lease. The Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise, or not to exercise, the option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option. Main factors considered include contractual terms and conditions for the optional periods, the importance of the underlying asset to the lessee’s operations, etc. The lease term is reassessed if a significant change in circumstances that are within the control of the Group occurs.

The lease liability is remeasured and the amount of remeasurement is recognized as an adjustment to the right-of-use asset when there are changes in the lease term or lease payments and such changes do not arise from contract modifications.

C.	At the commencement date, the right-of-use asset is stated at cost comprising the following:

(a)	The amount of the initial measurement of lease liability; and

(b)	Any lease payments made at or before the commencement date.

The right-of-use asset is measured subsequently using the cost model and is depreciated from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. When the lease liability is remeasured, the amount of remeasurement is recognized as an adjustment to the right-of-use asset.

(11)	Leased assets/ lessee

Prior to 2019

A.	Based on the terms of a lease contract, a lease is classified as a finance lease if the Group assumes substantially all the risks and rewards incidental to ownership of the leased asset.

(a)	A finance lease is recognized as an asset and a liability at the lease’s commencement at the lower of the fair value of the leased asset or the present value of the minimum lease payments.

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

B.	Payments made under an operating lease (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

(12)	Intangible assets

A.	Professional technology, mainly patents and technology knowledge, which the Group acquired from third parties, is stated at cost and amortized on a straight-line basis over 10 years.

B.	Computer software is stated at cost and amortized on a straight-line basis over its contract terms of 1 to 4 years.

(13)	Impairment of non-financial assets

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

(14)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(15)	Derecognition of financial liabilities

A financial liability (or a part of a financial liability) is derecognized when the obligation specified in the contract is either discharged or cancelled or expires.

(16)	Provisions

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

(17)	Employee benefits

A.	Short-term employee benefits

Short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in respect of service rendered by employees in a period and should be recognized as expenses in that period when the employees render service.

B.	Pensions

(a)	Defined contribution plans

For defined contribution plans, the contributions are recognized as pension expenses on an accrual basis. Prepaid contributions are recognized as an asset to the extent of a cash refund or a reduction in the future payments.

(b)	Defined benefit plans

i.

Net obligation under a defined benefit plan is defined as the present value of an amount of pension benefits that employees will receive on retirement for their services with the Group in current period or prior periods. The liability recognized is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The net defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The rate used to discount is determined by using interest rates of government bonds (at the balance sheet date) of a currency and term consistent with those of the employment benefit obligations.

ii.	Remeasurements arising on defined benefit plans are recognized in other comprehensive income in the period in which they arise and are recorded as retained earnings.

(18)	Employee share-based payment

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

(19)	Income tax

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

(20)	Common shares

A.	Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or stock options are shown in equity as a deduction, net of tax, from the proceeds.

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

(21)	Revenue recognition

The Group’s revenue is comprised of up-front payments and milestone payments under authorization collaboration and development contracts, and sales-based royalty payment under royalty contracts.

Authorization collaboration and development revenue

The Group’s authorization collaboration and development transactions generally authorizes intellectual property rights of the drug products to pharmaceutical companies. Though the Group will continuously provide research and development services on the drug products, pharmaceutical companies could make use of the research and development outcome at any time. Pharmaceutical companies pay a non-refundable up-front payment upon signing of the contracts, and make milestone payments upon each milestone achieved. Based on the Group’s assessment, the Group uses its proprietary drug delivery technologies to continue the research and development related services, which are unique such that pharmaceutical companies would have difficulty finding another service provider who offers the same services in terms of continuing research and development on the authorized drug products. The authorization and subsequent research and development services provided by the Group are bonded and highly interrelated and therefore not distinct and as such are accounted for as one performance obligation to be delivered over time. At the inception of an agreement that includes research and development milestone payments, the Group evaluates each milestone to determine when and how much of the milestone to be included in the transaction price.

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

If a license to the Group’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Group will recognize revenues when the license is transferred to the licensee and the licensee is able to use and benefit from the license.

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

Royalty revenue

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

(22)	Research and development costs

Research and development costs that do not meet the criteria of internally generated intangible assets of IAS 38 “Intangible Assets” are expensed in the period in which it is incurred.

(23)	Government grants

Government grants are recognized at their fair value only when there is reasonable assurance that the Group will comply with any conditions attached to the grants and the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes expenses for the related costs for which the grants are intended to compensate.

(24)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Group’s chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

(25)	Convenience translation into U.S. dollar amounts

The Group maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2019, which was NT$29.91 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

Identification of performance obligation

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

a.

the entity does not provide a significant service of integrating the good or service with other goods or services promised in the contract into a bundle of goods or services that represent the combined output for which the customer has contracted. In other words, the entity is not using the good or service as an input to produce or deliver the combined output specified by the customer.

b.	the good or service does not significantly modify or customize another good or service promised in the contract.

c.

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

Based on the Group’s assessment, the Group uses its proprietary drug delivery technologies to continue the research and development related services, which are unique, and based on the intellectual property rights authorized and therefore, pharmaceutical companies would have difficulty finding alternative service provider in offering the same services. In addition, the authorization and subsequent research and development services provided by the Group are bonded and highly interrelated and therefore not distinct and are identified as one performance obligation to be delivered over time. If the Group assesses that the technologies or intellectual property rights authorized are well developed and the licensee is able to benefit from the license, the authorization and subsequent research and development services provided by the Group are not combined and therefore distinct.

(2)	Critical accounting estimates and assumptions

Revenue recognition

The Group accounts for all the authorization and subsequent research and development services as one performance obligation and recognizes revenue based on the transaction price and the stage of completion, which is measured by the proportion of contract costs incurred for research and development services as of the financial reporting date to the estimated total research and development costs for the authorization collaboration and development contracts. The estimated total research and development costs would be affected by the progress of research and development, development of pharmaceutical products, collaboration with pharmaceutical companies, clinical trials, etc. The Group reassesses the reasonableness of estimates periodically.

6.	DETAILS OF SIGNIFICANT ACCOUNTS

(1)	Cash and cash equivalents

	December 31,
	2018	2019
	NT$000	NT$000	US$000
Cash on hand	$56	$50	$2
Checking and demand deposits	807,428	978,854	32,727
Time deposits	—	44,970	1,503

	$807,484	$1,023,874	$34,232

The Group transacts with a variety of financial institutions with good credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

(2)	Financial assets at amortized cost

	December 31,
Items	2018	2019
	NT$000	NT$000	US $000
Current items:
Time deposits with maturity over three months	$307,150	$—	$—

Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

Items	2018	2019
	NT$000	NT$000	US$000
Interest income	$380	$787	$26

(3)	Accounts receivable

	December 31,
	2018	2019
	NT$000	NT$000	US$000
Accounts receivable	$27,475	$33,252	$1,112
Less: Allowance for doubtful accounts	(18,132)	(18,132)	(606)

	$9,343	$15,120	$506

A.	The Group does not hold any collateral as security.

B.	The ageing analysis of accounts receivable is as follows:

	December 31,
	2018	2019
	NT$000	NT$000	US$000
Not past due	$9,343	$15,120	$506
Up to 30 days	—	—	—
31 to 90 days	—	—	—
91 to 180 days	—	—	—
Over 181 days	18,132	18,132	606

	$27,475	$33,252	$1,112

The above ageing analysis was based on past due date.

C.	Information relating to credit risk of accounts receivable is provided in Note 12(2).

(4)	Prepayments

	December 31,
	2018	2019
	NT$000	NT$000	US$000
Net input VAT	$40,614	$34,591	$1,156
Prepaid insurance expense	1,568	3,190	107
Prepaid handling charges	1,294	1,209	40
Prepaid repair expense	1,580	975	33
Others	11,455	11,019	368

	$56,511	$50,984	$1,704

(5)	Property, plant and equipment

A.	The details of property, plant and equipment are as follows:

	Land	Buildings	Testing equipment	Office equipment	Leasehold assets	Leasehold improvements	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
At January 1, 2018
Cost	$14,962	$29,532	$40,708	$18,329	$98,170	$73,014	$274,715
Accumulated depreciation	—	(5,360)	(25,771)	(12,777)	(23,681)	(53,791)	(120,880)

	$14,962	$24,172	$14,937	$6,052	$74,489	$19,223	$153,835

2018
Opening net book amount	$14,962	$24,172	$14,937	$6,052	$74,489	$19,223	$153,835
Additions	—	—	34,802	1,318	—	5,950	42,070
Disposals	—	—	(9)	—	—	—	(9)
Reclassification	—	—	9,114	1,847	(7,679)	(1,847)	1,435
Transfers (Note 2)	—	—	143	—	—	—	143
Depreciation charges	—	(656)	(6,143)	(3,157)	(19,840)	(9,519)	(39,315)
Net exchange differences	—	—	87	(4)	—	3	86

	$14,962	$23,516	$52,931	$6,056	$46,970	$13,810	$158,245

At December 31, 2018
Cost	$14,962	$29,532	$82,584	$19,878	$50,013	$77,208	$274,177
Accumulated depreciation	—	(6,016)	(29,653)	(13,822)	(3,043)	(63,398)	(115,932)

	$14,962	$23,516	$52,931	$6,056	$46,970	$13,810	$158,245

	Land	Buildings	Testing equipment	Office equipment	Transportation equipment	Leasehold assets	Leasehold improvements	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
At January 1, 2019
Cost	$14,962	$29,532	$82,584	$19,878	$—	$50,013	$77,208	$274,177
Accumulated depreciation	—	(6,016)	(29,653)	(13,822)	—	(3,043)	(63,398)	(115,932)

	$14,962	$23,516	$52,931	$6,056	$—	$46,970	$13,810	$158,245

2018
Opening net book amount	$14,962	$23,516	$52,931	$6,056	$—	$46,970	$13,810	$158,245
Additions	—	—	4,379	281	120	—	486	5,266
Disposals	—	—	(1,041)	(28)	—	—	(518)	(1,587)
Reclassification (Note 1)	—	—	(36,315)	—	—	(46,970)	—	(83,285)
Transfers (Note 2)	—	—	71	—	—	—	—	71
Depreciation charges	—	(656)	(4,139)	(2,998)	(23)	—	(9,049)	(16,865)
Net exchange differences	—	—	(40)	(40)	—	—	(82)	(164)

	$14,962	$22,860	$15,846	$3,271	$97	$—	$4,647	$61,683

At December 31, 2019
Cost	$14,962	$29,532	$40,307	$18,675	$120	$—	$63,767	$167,363
Accumulated depreciation	—	(6,672)	(24,461)	(15,404)	(23)	—	(59,120)	(105,680)

	$14,962	$22,860	$15,846	$3,271	$97	$—	$4,647	$61,683

At December 31, 2019 (US$000)
Cost	$500	$987	$1,348	$624	$4	$—	$2,132	$5,595
Accumulated depreciation	—	(223)	(818)	(515)	(1)	—	(1,976)	(3,533)

	$500	$764	$530	$109	$3	$—	$156	$2,062

Note 1:	Information about the reclassification from leasehold assets to right-of-use assets for the initial application of IFRS 16 at January 1, 2019 is provided in Note 6(6).

Note 2:	Transferred from prepayments for equipment (shown as “Other non-current assets”).

B.	Information about the investing activities that were partially paid by cash is provided in Note 6(27).

C.	Information about the leasehold assets is provided in Note 6(12).

D.	Information about the property, plant and equipment that were pledged to others as collateral is provided in Note 8.

(6)	Leasing arrangement – lessee

Effective from 2019

A.

The Group leases various assets including buildings, testing equipment and transportation equipment. Lease agreements are typically made for periods of 1 to 6 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

B.	The carrying amount of right-of-use assets and the depreciation charges are as follows:

	December 31, 2019
	Cost	Accumulated depreciation	Carrying amount
	NT$000	NT$000	NT$000
Buildings	$71,477	($27,062)	$44,415
Testing equipment	86,328	(23,698)	62,630
Transportation equipment	697	(131)	566

	$158,502	($50,891)	$107,611

	December 31, 2019
	Cost	Accumulated depreciation	Carrying amount
	US$000	US$000	US$000
Buildings	$2,390	($905)	$1,485
Testing equipment	2,886	(792)	2,094
Transportation equipment	23	(4)	19

	$5,299	($1,701)	$3,598

	2019
	NT$000	US$000
Buildings	$27,104	$906
Testing equipment	20,654	691
Transportation equipment	131	4

	$47,889	$1,601

C.	For 2019, the additions to right-of-use assets amounted to NT$1,770 thousand (US$59 thousand).

D.	The information on income and expense accounts relating to lease agreements is as follows:

Items affecting profit or loss	2019
	NT$000	US$000
Interest expense on lease liabilities	$2,323	$78
Expense on short-term lease contracts	2,272	76
Expense on leases of low-value assets	366	12

E.	For 2019, the Group’s total cash outflow for leases amounted to NT$$70,416 thousand (US$2,354 thousand).

(7)	Intangible assets

A.	The details of intangible assets are as follows:

	Professional technology	Computer software	Total
	NT$000	NT$000	NT$000
At January 1, 2018
Cost	$49,114	$23,522	$72,636
Accumulated amortization	(46,315)	(17,684)	(63,999)

	$2,799	$5,838	$8,637

2018
Opening net book amount	$2,799	$5,838	$8,637
Additions	—	3,537	3,537
Amortization charges	(2,799)	(5,345)	(8,144)

	$—	$4,030	$4,030

At December 31, 2018
Cost	$49,290	$27,058	$76,438
Accumulated amortization	(49,290)	(23,028)	(72,318)

	$—	$4,030	$4,030

	Professional technology	Computer software	Total
	NT$000	NT$000	NT$000
At January 1, 2019
Cost	$49,290	$27,058	$76,438
Accumulated amortization	(49,290)	(23,028)	(72,318)

	$—	$4,030	$4,030

2019
Opening net book amount	$—	$4,030	$4,030
Additions	—	4,177	4,177
Transfers (Note)	—	243	243
Amortization charges	—	(6,648)	(6,648)

	$—	$1,802	$1,802

At December 31, 2019
Cost	$49,136	$31,479	$80,614
Accumulated amortization	(49,136)	(29,677)	(78,812)

	$—	$1,802	$1,802

At December 31, 2019 (US$000)
Cost	$1,643	$1,052	$2,695
Accumulated amortization	(1,643)	(992)	(2,635)

	$—	$60	$60

(Note):	Transferred from prepayments for equipment (shown as “Other non-current assets”).

B.	Information about the investing activities that were partially paid by cash is provided in Note 6(27).

C.	The details of the amortization charges of intangible assets (recorded in “Operating expenses”) are as follows:

	2018	2019
	NT$000	NT$000	US$000
General and administrative expenses	$2,983	$2,796	$93
Research and development expenses	5,161	3,852	129

	$8,144	$6,648	$222

(8)	Other non-current assets

	December 31,
	2018	2019
	NT$000	NT$000	US$000
Refundable deposits	$18,930	$24,351	$814
Prepaid expense for medical research-non-current	20,000	20,000	669
Prepayments for equipment	27,942	74,841	2,502

	$66,872	$119,192	$3,985

(9)	Short-term borrowings

	December 31,
	2018	2019
	NT$000	NT$000	US$000
Bank unsecured borrowings	$46,000	$46,000	$1,538

Interest rate	1.95% ~2.10%	1.95%	1.95%

Credit line	$—	$30,000	$1,003

Interest expense recognized in profit or loss amounted to NT$942 thousand and NT$917 thousand (US$31 thousand) for 2018 and 2019, respectively.

(10)	Other payables

	December 31,
	2018	2019
	NT$000	NT$000	US$000
Research expenses	$97,930	$72,576	$2,426
Salaries and bonuses	31,049	25,405	850
Service expenses	48,137	14,236	476
Medical research expenses	2,707	4,526	151
Labor and health insurance	2,191	1,732	58
Repair expenses	676	638	21
Payables on machinery, equipment and intangible assets	3,677	264	9
Other accrued expenses	19,901	11,687	391

	$206,268	$131,064	$4,382

(11)	Long-term borrowings

Type of loans	Borrowing period and repayment term	Interest rate	Collateral	December 31, 2018
				NT$000
Taiwan Cooperative Bank - secured borrowings	Note 1	1.85%	Note 4	37,277
Taiwan Cooperative Bank - secured borrowings	Note 2	1.85%	Note 4	28,900
Cathay Bank - secured borrowings	Note 3	5.25%	Note 4	368,580

				434,757
Less: Current portion (Shown as “Other current liabilities”)				(66,747)

				$368,010

Type of loans	Borrowing period and repayment term	Interest rate	Collateral	December 31, 2019
				NT$000	US$000
Taiwan Cooperative Bank - secured borrowings	Note 1	1.85%	Note 4	$35,360	$1,182
Taiwan Cooperative Bank - secured borrowings	Note 2	1.85%	Note 4	25,500	852
Cathay Bank - secured borrowings	Note 3	4.75%	Note 4	309,793	10,358

				370,653	12,392

Less: Current portion (Shown as “Other current liabilities”)				(315,145)	(10,536)

				$55,508	$1,856

Note 1:

The Company entered into a long-term loan contract with Taiwan Cooperative Bank on September 1, 2015 in the amount of NT$37,750 thousand (US$1,262 thousand). The contract period is from September 2015 to September 2035. The interest is payable monthly for the first 3 years and payable monthly along with the same amount of principal starting from the fourth year.

Note 2:

The Company entered into a mid-term loan contract with Taiwan Cooperative Bank on September 4, 2015 in the amount of NT$34,000 thousand (US$1,137 thousand). The contract period is from September 2015 to September 2022. The interest is payable monthly for the first 2 years and payable semi-annually along with 5% (NT$1,700 thousand (US$57 thousand)) of the principal starting from September 2017. The remaining 50% of principal (NT$17,000 thousand (US$568 thousand)) is required to be repaid in September 2022.

Note 3:

The Company and its subsidiary, TLC Biopharmaceuticals, Inc. (“TLC US”) entered into a mid-term loan and security agreement with Cathay Bank on December 27, 2018 in the amount of US$12 million. The contract period is from December 2018 to June 2020. The interest is payable monthly for the first six months and payable monthly along with the same amount of principal starting from July 2019.

Note 4:	Information about the collateral provided for the loans is provided in Note 8.

A.

According to the above two bank loan contracts with Taiwan Cooperative Bank, the Company is restricted from paying cash dividends or other distributions on the common stock and Taiwan Cooperative Bank retains the right in requesting the Company to raise paid-in capital or to improve financial structure if certain conditions are met.

B.

According to the above loan and security agreement with Cathay Bank, if the Company or TLC US violate any of the following covenants, Cathay Bank has the right to demand, among other things, that the Company and TLC US repay the outstanding loan early:

(i) The Group must maintain an adjusted quick ratio (“Adjusted Quick Ratio”) of at least a minimum of 2.25 to 1.00 and (ii) the Group must maintain an adjusted tangible net worth (“Adjusted Tangible Net Worth”) of no less than US$12 million as per its quarterly and yearly consolidated financial statements. “Adjusted Quick Ratio” means a ratio of cash and cash equivalents plus net trade receivables to the amount of principal payments owing to Cathay Bank under this contract for the next 12 months plus all other current liabilities. “Adjusted Tangible Net Worth” means the differences between the value of the capital stock, partnership interests, or limited liability company interests of the Company and TLC US (and their respective subsidiaries), minus intangible assets, plus deferred revenue.

The Company was in compliance with all of the loan covenants as of December 31, 2018 and 2019.

On January 9, 2020, Cathay Bank agreed to amend the agreement pursuant to which the Adjusted Quick Ratio covenant was amended so that the Adjusted Quick Ratio must be at least 1.75 to 1.00, which became effective beginning January 9, 2020.

The Group must maintain an adjusted quick ratio (“Adjusted Quick Ratio”) of at least a minimum of 1.75 to 1.00. “Adjusted Quick Ratio” means a ratio of cash and cash equivalents plus net trade receivables to the amount of principal payments owing to Cathay Bank under this contract for the next 12 months plus all other current liabilities, but excluding lease liabilities recognized under IFRS 16.

The loan and security agreement with Cathay Bank also prohibits the Company from paying cash dividends or making distributions on account of the Company’s capital stock without the consent of Cathay Bank, subject to certain exceptions.

C.

As of December 31, 2018 and 2019, the undrawn loan facilities amounted to NT$6,623 thousand and NT$11,940 thousand (US$399 thousand), respectively. The information about the Group’s liquidity risk is provided in Note 12(2)C(c).

(12)	Finance lease liabilities

The Group leases testing equipment under finance lease as of December 31, 2018. The leasehold assets are shown as “Property, plant and equipment” as of December 31, 2018 and remeasured and shown as “Right-of-use assets” as of December 31, 2019. Please refer to Notes 6(5) and (6) for details of related information.

Future minimum lease payments and their present values as of December 31, 2018 are as follows:

	December 31, 2018
	Total finance lease liabilities	Future finance charges	Present value of finance lease liabilities
	NT$000	NT$000	NT$000
Current
Not later than one year (Note)	$24,583	($583)	$24,000
Non-current
Later than one year but not later than two years (Note)	24,198	(198)	24,000

	$48,781	($781)	$48,000

Note:	Shown as “Other current liabilities” and “Other non-current liabilities”, respectively.

(13)	Pensions

A.	Defined benefit plan

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

(b)	The amounts recognized in the balance sheet are as follows:

	December 31,
	2018	2019
	NT$000	NT$000	US$000
Present value of defined benefit obligations	$7,064	$7,402	$247
Fair value of plan assets	(1,560)	(1,805)	(60)

Net defined benefit liability	$5,504	$5,597	$187

(c)	Movements in net defined benefit liabilities are as follows:

2018	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
Balance at January 1	$6,421	($1,319)	$5,102
Interest expense / income	83	(17)	66

	6,504	(1,336)	5,168

Remeasurements:
Change in financial assumptions	162	—	162
Experience adjustments	398	(33)	365

	560	(33)	527
Pension fund contribution	—	(191)	(191)

Balance at December 31	$7,064	($1,560)	$5,504

2019	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
Balance at January 1	$7,064	($1,560)	$5,504
Interest expense / income	77	(17)	60

	7,141	(1,577)	5,564

Remeasurements:
Change in financial assumptions	304	—	304
Experience adjustments	(43)	(50)	(93)

	261	(50)	211
Pension fund contribution	—	(178)	(178)

Balance at December 31	$7,402	($1,805)	$5,597

Balance at December 31(US$000)	$247	($60)	$187

(d)

The Bank of Taiwan was commissioned to manage the Fund of the Company’s defined benefit pension plan in accordance with the Fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the Fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, and investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the Fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings is less than aforementioned rates, government shall make payment for the deficit after being authorized by the Regulator. The Company has no right to participate in managing and operating that fund and hence the Company is unable to disclose the classification of plan asset fair value in accordance with IAS 19 paragraph 142. The composition of fair value of plan assets as of December 31, 2018 and 2019 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

(e)	The principal actuarial assumptions used were as follows:

	2018	2019
Discount rate	1.10%	0.70%

Future salary increases	2.00%	2.00%

Assumptions regarding future mortality experience are set based on actuarial valuation in accordance with the 5th version of Taiwan Standard Ordinary Experience Mortality Tables. The present value of defined benefit obligation is affected whenever there is change in main actuarial assumption. The sensitivity analysis is as follows:

	Discount rate		Future salary increases
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
	NT$000	NT$000	NT$000	NT$000
December 31, 2018
Effect on present value of defined benefit obligations	($201)	$209	$189	($183)

	Discount rate		Future salary increases
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
	NT$000	NT$000	NT$000	NT$000
December 31, 2019
Effect on present value of defined benefit obligations	($192)	$198	$176	($172)

December 31, 2019 (US$000)
Effect on present value of defined benefit obligation	($6)	$7	$6	($6)

The sensitivity analysis above was arrived at based on the assumption that other conditions remain unchanged. In practice, more than one assumption may change all at once. The method of analyzing sensitivity and the method of calculating net pension liability in the balance sheet are the same.

(f)	Expected contributions to the defined benefit pension plans of the Company for 2020 is NT$174 thousand (US$6 thousand).

(g)	As of December 31, 2019, the weighted average duration of the retirement plan is 14 years. The analysis of timing of the future pension payment is as follows:

	NT$000	US$000
Within 1 year	$—	$—
1-2 year(s)	257	9
2-5 years	307	10
6-10 years	3,176	106

	$3,740	$125

B.	Defined contribution plans

Effective July 1, 2005, the Company has established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act (the “Act”), covering all regular employees with R.O.C. nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under the defined contribution pension plan of the Company for 2018 and 2019 are NT$8,843 thousand and NT$7,231 thousand (US$242 thousand), respectively.

C.

The subsidiaries have defined contribution plans in accordance with the local regulations, and contributions are based on a certain percentage of employees’ salaries and wages. Other than the yearly contributions, the subsidiaries have no further obligations. The pension costs of the subsidiaries for 2018 and 2019 were NT$1,487 thousand and NT$1,065 (US$36 thousand), respectively.

(14)	Share-based payment

A.	For 2017 , 2018 and 2019, the Company’s equity-settled share-based payment arrangements are as follows:

Type of arrangement	Grant date	Quantity granted (in thousands)	Contract period	Vesting conditions
Employee stock options	2012.05.08	63	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2013.11.14	883	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2014.03.20	153	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2014.08.15	82	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.02.26	1,102	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.04.30	16	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.05.04	35	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.07.30	50	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.10.29	180	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2016.02.25	1,391	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2016.08.11	140	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2016.11.03	73	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2018.06.29	1,320	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2018.07.02	65	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2019.03.07	115	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2019.05.08	300	5 years	Gradually vested after 2 year service (Note 1)
Restricted stocks to employees (Note 2)	2017.11.16	500	3 years	(Note 3)
Restricted stocks to employees (Note 2)	2018.07.02	50	3 years	(Note 3)

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

B.	Details of the share-based payment arrangements are as follows:

(a)	Employee stock options

	2017
Stock options	No. of units (in thousands)	Weighted-average exercise price (in NT dollars)
Options outstanding at beginning of the year	4,168	$231
Options forfeited	(655)	189

Options outstanding at end of the year	3,513	239

Options exercisable at end of the year	1,844	301

Options permitted but not yet granted at end of the year	—

	2018
Stock options	No. of units (in thousands)	Weighted-average exercise price (in NT dollars)
Options outstanding at beginning of the year	3,513	$239
Options granted	1,385	101
Options expired	(831)	379
Options forfeited	(338)	196

Options outstanding at end of the year	3,729	152

Options exercisable at end of the year	1,957	188

Options permitted but not yet granted at end of the year	415

	2019
Stock options	No. of units (in thousands)	Weighted-average exercise price (in NT dollars)	Weighted-average exercise price (in US dollars)
Options outstanding at beginning of the year	3,729	$152	$5
Options granted	415	93	3
Options expired	(171)	232	8
Options forfeited	(749)	138	5

Options outstanding at end of the year	3,224	134	4

Options exercisable at end of the year	1,669	167	6

Options permitted but not yet granted at end of the year	—

(b)	Restricted stocks to employees

	2017	2018	2019
	Shares (in thousands)	Shares (in thousands)	Shares (in thousands)
At January 1	111	500	422
Granted for the year (Note 1)	500	50	—
Expired for the year (Note 2)	(31)	(35)	(56)
Vested/restrictions removed for the year	(80)	(93)	(139)

At December 31	500	422	227

Note 1:

For the restricted stocks granted with the compensation cost accounted for using the fair value method, the fair values on the grant dates are calculated based on the closing prices on the grant dates subtracting the subscription price of NT$10 (in dollars).

Note 2:	Please refer to Note 6(16)E.

C.	No stock options were exercised for 2017, 2018 and 2019.

D.	The expiry date and exercise price of stock options outstanding at the balance sheet dates are as follows:

		December 31, 2018
		Options outstanding at end of year		Options exercisable at end of year
Exercise price (in dollars)	Quantity (in thousands)	Remaining contractual life (years)	Exercise price (in dollars)	Quantity (in thousands)	Exercise price (in dollars)
NT$			NT$		NT$
$ 249.7	119	0.22	$249.7	119	$249.7
191.7	52	0.62	191.7	52	191.7
227.3	820	1.16	227.3	787	227.3
208.4	15	1.33	208.4	14	208.4
208.4	35	1.34	208.4	31	208.4
140.8	38	1.58	140.8	33	140.8
134.7	138	1.83	134.7	109	134.7
150.5	1,063	2.15	150.5	758	150.5
123.7	28	2.61	123.7	16	123.7
118.0	61	2.84	118.0	38	118.0
99.2	1,295	4.49	99.2	—	—
101.2	65	4.50	101.2	—	—

	3,729			1,957

		December 31, 2019
		Options outstanding at end of year		Options exercisable at end of year
Exercise price (in dollars)	Quantity (in thousands)	Remaining contractual life (years)	Exercise price (in dollars)	Remaining contractual life (years)	Exercise price (in dollars)
NT$			NT$		NT$
$ 207.3	671	0.16	$207.3	671	$207.3
191.0	8	0.33	191.0	8	191.0
191.0	35	0.34	191.0	35	191.0
132.7	30	0.58	132.7	30	132.7
127.5	120	0.83	127.5	120	127.5
141.1	792	1.16	141.1	760	141.1
118.0	8	1.62	118.0	7	118.0
113.1	50	1.85	113.1	38	113.1
98.4	1,215	3.50	98.4	—	—
96.6	75	4.19	96.6	—	—
90.6	220	4.36	90.6	—	—

	3,224			1,669

		December 31 , 2019
		Options outstanding at end of year		Options exercisable at end of year
Exercise price (in dollars)	Quantity (in thousands)	Remaining contractual life (years)	Exercise price (in dollars)	Quantity (in thousands)	Exercise price (in dollars)
US$			US$		US$
$ 6.93	671	0.16	$6.93	671	$6.93
6.39	8	0.33	6.39	8	6.39
6.39	35	0.34	6.39	35	6.39
4.44	30	0.58	4.44	30	4.44
4.26	120	0.83	4.26	120	4.26
4.72	792	1.16	4.72	760	4.72
3.95	8	1.62	3.95	7	3.95
3.78	50	1.85	3.78	39	3.78
3.29	1,215	3.50	3.29	—	—
3.23	75	4.19	3.23	—	—
3.03	220	4.36	3.03	—	—

	3,224			1,669

E.	The fair value of stock options granted on grant date is measured using the Black Scholes option-pricing model. Relevant information is as follows:

Employee stock options

Grant date	June 29, 2018	July 2, 2018
Dividend yield	—	—
Expected volatility	43.59%~44.04%	43.60%~44.03%
Risk-free interest rate	0.65%~0.69%	0.65%~0.70%
Expected life (years)	3.5~4.5	3.5~4.5
Per share exercise price (in NT dollars)	$ 100.5	$ 102.5
Weighted average stock options fair value (in NT dollars)	$ 33~37	$ 33~38

Grant date	March 7, 2019	May 8, 2019
Dividend yield	—	—
Expected volatility	41.76%~42.66%	38.85%~41.63%
Risk-free interest rate	0.62%~0.65%	0.57%~0.60%
Expected life (years)	3.5~4.5	3.5~4.5
Per share exercise price (in NT dollars)	$ 97.4	$ 91.3
	(US$3.26 dollars)	(US$3.05 dollars)
Weighted average stock options fair value (in NT dollars)	$31~$35	$27~$32
	(US$1.0~1.2 dollars)	(US$0.9~1.1 dollars)

F.	Expenses incurred on share-based payment transactions are shown below:

	2017	2018	2019
	NT$000	NT$000	NT$000	US$000
Equity-settled	$57,149	$41,386	$26,793	$896

(15)	Provisions (decommissioning liabilities)

2019
NT$000
At January 1	$6,922
Unused amount reversed	(490)

At December 31	$6,432

At December 31 (US$000)	$215

Analysis of total provisions are shown below:

	December 31,
	2018	2019
	NT$000	NT$000	US$000
Non-current	$6,922	$6,432	$215

In accordance with the requirements specified in the agreements, the Group bears the obligation for the costs of dismantling, removing the asset and restoring the site of its rented office in the future. A provision is recognized for the present value of costs to be incurred for dismantling, removing the asset and restoring the site. It is expected that the provision will be used in 2 to 4 years.

(16)	Common shares

A.

As of December 31, 2019, the Company’s authorized capital was NT$2,000,000 thousand (US$66,867 thousand), and the paid-in capital was NT$741,939 thousand (US$ 24,806 thousand) with a par value of NT$10 (in dollars) (US$0.3 (in dollars)) per share. All proceeds from shares issued have been collected.

Movements in the number of the Company’s common shares outstanding are as follows (Unit: thousand shares):

	2017	2018	2019
Issued common shares at January 1	55,730	56,199	64,045
Cash capital increase	—	—	10,200
Cash capital increase – issuance of American Depositary Shares	—	7,831	—
Issuance of employee restricted stocks	500	50	—
Cancellation of employee restricted stocks	(31)	(35)	(51)

Issued common shares at December 31	56,199	64,045	74,194
Restricted stocks retrieved from employees and to be cancelled	—	—	(5)

Outstanding common shares at December 31	56,199	64,045	74,189

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

C.

In February 2018, the Company filed a registration statement on Form F-1, with the U.S. Securities and Exchange Commission (“SEC”) for the initial public offering in the United States of its American Depositary Shares (“ADSs”) representing common shares. The registration statement for listing its ADSs in the Nasdaq Global Market was declared effective by the SEC on November 21, 2018, and the Company’ s ADSs began trading on the Nasdaq Global Market under the Ticker symbol “TLC”.

The actual units of ADSs for this offering were 3,915,550, and each ADS represents two of the Company’s common shares, which in the aggregate represents 7,831,100 common shares. The offering price per ADS was US$5.80 (in dollars), equivalent to a price per common share of NT$89.32 (in dollars). As of December 31, 2019, the outstanding ADRs were 3,915,550 units, or 7,831,100 common shares, representing 10.55% of the Company’s issued common shares.

The terms of ADS are as follows:

(a)	Voting rights

ADSs holders may, pursuant to the Depositary Agreement and the relevant laws and regulations of the R.O.C., exercise the voting rights pertaining to the underlying common stock represented by the ADSs.

(b)	Dividends, stock warrants and other rights

ADSs holders and common shareholders are all entitled to receive dividends. The Depositary may issue new ADSs in proportion to ADSs holding ratios or raise the number of shares of common shares represented by each unit of ADSs or sell stock dividends on behalf of ADSs holders and distribute proceeds to them in proportion to their ADSs holding ratios.

D.

In order to raise funds for drug development, on July 30, 2019 the Board of Directors resolved to increase its capital for cash, which was approved by the FSC on September 17, 2019. For this capital increase for cash, the 10,200,000 common shares were issued with an offering price of NT$82 (in dollars) (US$2.74 dollars) per share. The total paid-in capital is NT$836,400 thousand (US$27,964 thousand), which has been fully collected. The Company set the record date of the capital increase on October 24, 2019.

E.	Employee restricted stocks

(a)

As 2,000 shares of employee restricted stocks granted to certain employees did not meet the vesting conditions in accordance with the terms of restricted stocks in March 2017, the Board of Directors resolved on May 11, 2017 to buy back the restricted stocks to retire for capital reduction. The transaction was completed on June 23, 2017.

(b)

As 15,000 shares of employee restricted stocks granted to certain employees did not meet the vesting conditions in accordance with the terms of restricted stocks in July and August 2017, the Board of Directors resolved on August 10, 2017 to buy back the restricted stocks to retire for capital reduction. The transaction was completed on September 7, 2017.

(c)

As 14,000 shares of employee restricted stocks granted to certain employees did not meet the vesting conditions in accordance with the terms of restricted stocks in September and November 2017, the Board of Directors resolved on November 1, 2017 to buy back the restricted stocks to retire for capital reduction. The transaction was completed on December 8, 2017.

(d)

As 25,000 shares of employee restricted stocks granted to certain employees did not meet the vesting conditions in accordance with the terms of restricted stocks in June and July 2018, the Board of Director resolved on August 1, 2018 to buy back the restricted stocks to retire for capital reduction. The transaction was completed on August 29, 2018.

(e)

As 10,000 shares of employee restricted stocks granted to certain employees did not meet the vesting conditions in accordance with the terms of restricted stocks in November 2018, the Board of Directors resolved on October 31, 2018 to buy back the restricted stocks to retire for capital reduction. The transaction was completed on January 3, 2019.

(f)

The stockholders at their annual stockholders’ meeting on May 31, 2017 adopted a resolution to issue employee restricted stocks (see Note 6(14)) with the effective date set on November 16, 2017 and July 2, 2018. The subscription price is $10 (in dollars) per share. The employee restricted stocks issued are subject to certain restrictions on selling, pledging as collateral, transfer, donation or other methods to dispose before their vesting conditions are met. Other than these restrictions, the rights and obligations of these shares issued are the same as other issued common shares.

(g)

As 17,600 shares of employee restricted stocks granted to certain employees did not meet the vesting conditions in accordance with the terms of restricted stocks in February and April 2019, the Board of Directors resolved on May 8, 2019 to buy back the restricted stocks to retire for capital reduction. The transaction was completed on June 25, 2019.

(h)

As 33,000 shares of employee restricted stocks granted to certain employees did not meet the vesting conditions in accordance with the terms of restricted stocks in July 2019, the Board of Directors resolved on November 13, 2019 to buy back the restricted stocks to retire for capital reduction. The transaction was completed on December 25, 2019.

(i)

As 5,000 shares of employee restricted stocks granted to certain employees did not meet the vesting conditions in accordance with the terms of restricted stocks in December 2019, the Board of Directors resolved on December 20, 2019 to buy back the restricted stocks to retire for capital reduction. The transaction was completed on February 4, 2020.

(17)	Capital surplus

Pursuant to the R.O.C. Company Act, capital surplus arising from paid-in capital in excess of par value on issuance of common stock and donations can be used to cover accumulated deficit or to issue new stocks or cash to shareholders in proportion to their share ownership, provided that the Company has no accumulated deficit. Further, the R.O.C. Securities and Exchange Act requires that the amount of capital surplus to be capitalized mentioned above should not exceed 10% of the paid-in capital each year. Capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.

(18)	Retained earnings / accumulated deficit

A.	Under the Company’s Articles of Incorporation, the current earnings, if any, shall be distributed in the following order:

(a)	Payment of taxes and duties;

(b)	Cover prior years’ accumulated deficit, if any;

(c)	After deducting items a and b, set aside 10% of the remaining amount as legal reserve;

(d)	Appropriate or reverse special reserve in accordance with the relevant laws and regulations, if necessary;

(e)	After deducting items a to d, the remainder, if any, to be retained or to be appropriated shall be resolved by the shareholders at the shareholders’ meeting.

B.	The Company’s dividend policy is summarized below:

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

D.

The shareholders during their meetings on May 31, 2017 and June 26, 2018 adopted a resolution to use capital surplus amounting to NT$824,662 thousand and NT$874,086 thousand to cover accumulated deficit, respectively.

E.	As of December 31, 2018 and 2019, the Company had accumulated deficits. Therefore, the earnings distribution information disclosure is not applicable.

F.	For the information relating to employees’ compensation and directors’ remuneration, please refer to Note 6(24).

(19)	Operating revenue

	2018	2019
	NT$000	NT$000	US$000
Revenue from contracts with customers	$62,324	$209,140	$6,992

A.	Disaggregation of revenue from contracts with customers

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following types:

2018	Royalty revenue	Authorization collaboration and development revenue	Other	Total
	NT$000	NT$000	NT$000	NT$000
Timing of revenue recognition
At a point in time	$52,100	$—	$—	$52,100
Over time	—	10,224	—	10,224

Total	$52,100	$10,224	$—	$62,324

2019	Royalty revenue	Authorization collaboration and development revenue	Other	Total
	NT$000	NT$000	NT$000	NT$000
Timing of revenue recognition
At a point in time	$58,970	$149,056	$304	$208,330
Over time	—	—	810	810

Total	$58,970	$149,056	$1,114	$209,140

Total (US$000)	$1,972	$4,983	$37	$6,992

B.	Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	January 1,	December 31,
	2018	2018	2019
	NT$000	NT$000	NT$000	US$000
Contract assets - authorization collaboration and development revenue	$—	$2,283	$—	$—

Non-contract liabilities - authorization collaboration and development revenue	$—	$—	$10,760	$360

(a)	Revenue recognized that was included in the contract liability balance at the beginning of the year.

	2018	2019
	NT$000	NT$000	US$000
Revenue recognized that was included in the contract liability balance at the beginning of the year
Authorization collaboration and development contracts	$7,941	$—	$—

(b)	Unfulfilled long-term authorization collaboration and development contracts

Aggregate amount of the transaction price allocated to long-term authorization collaboration and development contracts that are partially unsatisfied as of December 31, 2018 and 2019 amounted to NT$37,716 thousand and NT$10,760 thousand (US$ 360 thousand), respectively. The above transaction prices disclosed do not include any estimated amounts of variable consideration that are constrained. Considering the progress of research and development, management expects that the transaction price allocated to the unsatisfied contracts amounting to NT$37,716 thousand and NT$10,760 thousand (US$ 360 thousand), as of December 31, 2018 and 2019, respectively, will be recognized as revenue in the next three years, which is subject to the management’s plan in terms of completion of clinical and bioequivalence study.

C.	Authorization collaboration and development revenue is the revenue arising from authorization collaboration and development of generic drugs. The details are as follows:

(a)

In December 2013, the Company entered into a license and collaboration agreement with Sandoz AG. (“Sandoz”) for the development and commercialization of products in Europe and in the USA. Under the terms of the agreement, the Company received an upfront, non-refundable payment of US$100 thousand in January 2014, and aggregated milestone payments of US$2,275 thousand related to the Europe submission in March 2014, April 2014, and January 2015, respectively.

Once the new drug is launched in the market, a royalty fee will be received by the Company, which is equal to an agreed upon percentage of net sales. The Company is also eligible to receive performance-based milestone payment upon entering the local market in Europe and in the USA, and upon achieving a certain net sales volume and market position within five years.

The Company is in negotiation with Sandoz in relation to the termination of the above agreement.

(b)

In March 2019, the Company entered into a commercialization agreement with Hong Kong Sansheng Medical Limited (“3SBio”) to commercialize two liposomal products utilizing the Company’s NanoX technology platform in mainland China, excluding Hong Kong and Macau. Under the terms of the agreement, the Company received an upfront, non-refundable payment in March 2019, and the Company may receive development and sales milestones for a total of up to US$25 million. In addition, the Company is also eligible to receive double-digit profit shares from the potential sales of products.

(c)

In June 2019, the Company entered into a development and license agreement with Birdie Biopharmaceuticals, Inc. (“Birdie”). Under the terms of the development and license agreement, the Company granted Birdie the right to use its intellectual property of NanoX technology to develop and commercialize Birdie’s liposomal formulated dual agonist product. Birdie will be responsible for the product’s preclinical and clinical development, regulatory filing and commercialization. The Company will be assisting with Birdie in the formulation development and manufacturing process of Birdie’s product. Birdie will fund all the development and manufacturing costs. The Company is eligible to receive upfront payment and future milestone payments up to US$49 million. Once the new drug is launched in the market, Birdie will pay the Company a royalty payment based on a certain percentage of the net sales.

D.	The details of royalty revenue are as follows:

(a)

The Company granted TTY Biopharm Company Limited (“TTY”) the exclusive right in Taiwan to produce and promote LIPO-DOX, a medicinal product developed by the Company. Under the contract, royalty payments are based on 12% of the net product sales.

(b)

The Company authorizes Yung Shin Pharm. Ind. Co., Ltd. (“YSP”) the exclusive right in Taiwan to produce and promote generic drugs. Under the contract, the Company will receive a royalty payment based on a certain percentage of the net sales.

(20)	Other income and expenses

	2017	2018	2019
	NT$000	NT$000	NT$000	US$000
Government subsidy income (Note 1 and 2)	$14,206	$21,100	$1,420	$47
Others	6,942	5,128	14,629	489

	$21,148	$26,228	$16,049	$536

Note 1:

The Company has entered into contracts of “A phase IIa trial of lipid-based investigational drug TLC399 in the subjects with macular edema due to retinal vein occlusion in the United States” and “A phase I/II trial of lipid-based, sustained release investigational drug TLC399 (ProDex®) for treating macular edema due to retinal vein occlusion” with the Institute for Information Industry in 2017 and 2014, respectively. The Company has accrued government subsidy income in accordance with the progress of the plans. The aforesaid subsidy plans has recognized income of NT$14,206 thousand, NT$7,615 thousand and NT$1,420 thousand (US$47 thousand) for 2017, 2018 and 2019, respectively. As of December 31, 2019, the Company has not received the government subsidy of NT$1,420 thousand (US$47 thousand) (shown as “Other receivables”).

Note 2:	The Company’s subsidiary, TLC Biopharmaceuticals Pty Ltd. received the financial incentives from Australian government in August 2018 of NT$13,485 thousand for its research and development activities.

(21)	Other gains and losses

	2017	2018	2019
	NT$000	NT$000	NT$000	US$000
Net currency exchange gain (loss)	$2,632	($2,986)	$14,515	$486
Other gains (losses)	20	1,478	(53)	(2)

	$2,652	($1,508)	$14,462	$484

(22)	Finance costs

	2017	2018	2019
	NT$000	NT$000	NT$000	US$000
Bank borrowings	$2,255	$9,379	$21,333	$713
Finance lease liabilities	1,130	507	—	—
Lease liabilities	—	—	2,323	78

	$3,385	$9,886	$23,656	$791

(23)	Expenses by nature (Shown as “Operating expenses”)

	2017	2018	2019
	NT$000	NT$000	NT$000	US$000
Employee benefit expenses	$323,991	$314,655	$268,381	$8,973

Depreciation charges	$41,926	$39,315	$64,754	$2,165

Amortization charges	$10,570	$8,144	$6,648	$222

(24)	Employee benefit expenses

	2017	2018	2019
	NT$000	NT$000	NT$000	US$000
Wages and salaries	$225,633	$234,735	$210,140	$7,026
Share-based payment compensation costs	57,149	41,386	26,793	896
Labor and health insurance fees	19,117	19,026	16,177	541
Pension costs	10,245	10,396	8,356	279
Other personnel expenses	11,847	9,112	6,915	231

	$323,991	$314,655	$268,381	$8,973

According to the Articles of Incorporation of the Company, a ratio of distributable profit of the current year, after covering accumulated deficit, shall be distributed as employees’ compensation and directors’ remuneration. The ratio shall be 2%~8% for employees’ compensation and shall not be higher than 2% for directors’ remuneration. As of December 31, 2017, 2018 and 2019, the Company had accumulated deficits and did not accrue employees’ compensation and directors’ remuneration.

(25)	Income tax

A.	Components of income tax expense:

	2017	2018	2019
	NT$000	NT$000	NT$000	US$000
Current income tax:
Current income tax on profits for the year	$735	$538	$906	$30
Prior year income tax underestimation	133	329	3,214	108

Total current income tax	868	867	4,120	138

Deferred income tax:
Origination and reversal of temporary differences	83	—	—	—

	$951	$867	$4,120	$138

B.	Reconciliation between income tax expense and accounting profit:

	2017	2018	2019
	NT$000	NT$000	NT$000	US$000
Tax calculated based on profit (loss) before tax and statutory tax rate (Note)	($148,412)	($180,141)	($160,680)	($5,372)
Effect of different tax rates in countries in which the Group operates	573	300	83	3
Tax effect of amounts which are not (taxable) deductible in calculating taxable income	83	—	—	—
Taxable loss not recognized as deferred tax assets	148,574	180,379	161,503	5,400
Prior year income tax underestimation	133	329	3,214	107

Income tax expense	$951	$867	$4,120	$138

Note:	The basis for computing the applicable tax rate is the rate applicable of 17% in the parent company’s country in 2017, and 20% and 20% in 2018 and 2019, respectively.

C.	Amounts of deferred income tax assets or liabilities as a result of temporary differences are as follows:

	2017
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	Recognized in equity	December 31
	NT$000	NT$000	NT$000	NT$000	NT$000
Temporary differences:
—Deferred income tax assets:
Unrealized expenses	$164	($83)	$—	$—	$81

	2018
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	Recognized in equity	December 31
	NT$000	NT$000	NT$000	NT$000	NT$000
Temporary differences:
—Deferred income tax assets:
Unrealized expenses	$81	$—	($2)	$—	$79

	2019
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	Recognized in equity	December 31	December 31
	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
Temporary differences:
—Deferred income tax assets:
Unrealized expenses	$79	$—	($3)	$—	$76	$3

D.	Details of investment tax credits and unrecognized deferred tax assets are as follows:

	December 31, 2018
	Unused credits	Unrecognized deferred income tax assets	Final year tax credits are due
	NT$000	NT$000
Qualifying items
Research and development expenditure	$358,394	$358,394	Note
Employees’ development and training	72	72	Note

	December 31, 2019
	Unused credits	Unrecognized deferred income tax assets	Final year tax credits are due
	NT$000	NT$000
Qualifying items
Research and development expenditure	$549,466	$549,466	Note
Employees’ development and training	72	72	Note

	December 31, 2019
	Unused credits	Unrecognized deferred income tax assets	Final year tax credits are due
	US$000	US$000
Qualifying items
Research and development expenditure	$18,371	$18,371	Note
Employees’ development and training	2	2	Note

Note:

In accordance with the Ministry of Economic Affairs (MOEA) Jing-Shou-Gong-Zi Letter No. 10020409420 dated June 10, 2011, Letter No. 10320407210 dated April 3, 2014, and Letter No. 1072042611 dated September 26, 2018, the Company was approved as a biotech pharmaceuticals company. Accordingly, the Company and its shareholders are eligible for investment tax credits under the Statute for Development of Biotech New Pharmaceuticals Industry. Relevant investment tax credits can be used to offset against the Company’s income tax within five years from the year in which the Company starts to have income tax payable.

E.	Expiration dates of unused loss carryforward and amounts of unrecognized deductible amounts of the Company are as follows:

	December 31, 2018
Year incurred	Amount filed / assessed	Unused amount	Unrecognized amount (Note)	Expiry year
	NT$000	NT$000	NT$000
2009	$136,642	$136,642	$136,642	2019
2010	196,215	196,215	196,215	2020
2011	212,903	212,903	212,903	2021
2012	187,946	187,946	187,946	2022
2013	407,816	407,816	407,816	2023
2014	632,283	632,283	632,283	2024
2015	649,799	649,799	649,799	2025
2016	792,388	792,388	792,388	2026
2017	832,622	832,622	832,622	2027
2018	918,113	918,113	918,113	2028

	$4,966,727	$4,966,727	$4,966,727

Note:	Unrecognized amount represents unused tax losses for which no deferred income tax asset has been recognized.

	December 31, 2019
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized amount (Note)	Expiry year
	NT$000	NT$000	NT$000
2010	$196,215	$196,215	$196,215	2020
2011	212,903	212,903	212,903	2021
2012	187,946	187,946	187,946	2022
2013	407,816	407,816	407,816	2023
2014	632,283	632,283	632,283	2024
2015	649,799	649,799	649,799	2025
2016	792,388	792,388	792,388	2026
2017	832,622	832,622	832,622	2027
2018	870,584	870,584	870,584	2028
2019	754,611	754,611	754,611	2029

	$5,537,167	$5,537,167	$5,537,167

Note:	Unrecognized amount represents unused tax losses for which no deferred income tax asset has been recognized.

	December 31, 2019
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized amount (Note)	Expiry year
	US$000	US$000	US$000
2010	$6,560	$6,560	$6,560	2020
2011	7,118	7,118	7,118	2021
2012	6,284	6,284	6,284	2022
2013	13,635	13,635	13,635	2023
2014	21,140	21,140	21,140	2024
2015	21,725	21,725	21,725	2025
2016	26,492	26,492	26,492	2026
2017	27,838	27,838	27,838	2027
2018	29,107	29,107	29,107	2028
2019	25,229	25,229	25,229	2029

	$185,128	$185,128	$185,128

Note:	Unrecognized amount represents unused tax losses for which no deferred income tax asset has been recognized.

F.

The U.S. subsidiary, TLC Biopharmaceuticals, Inc., has not recognized unused tax losses as deferred income tax assets. As of December 31, 2018 and 2019, the amounts of unused tax losses not recognized as deferred income tax assets are NT$29,984 thousand and NT$28,438 thousand (US$951 thousand), respectively.

G.	The amounts of deductible temporary differences that are not recognized as deferred income tax assets are as follows:

	December 31,
	2018	2019
	NT$000	NT$000	US$000
Deductible temporary differences	$85,337	$84,234	$2,816

H.	The Company’s income tax returns through 2017 have been assessed and approved by the Tax Authority.

(26)	Loss per share

	2017
	Amount after tax	Weighted average number of common shares outstanding (in thousands of shares)		Loss per share (in dollars)
	NT$000			NT$
Basic loss per share
Loss attributable to common shareholders of the Company	($873,962)	55,489		($15,75)

Dilutive effect of common shares equivalents:
Employees’ stock options	—	(Note	)
Restricted stocks	—	(Note	)

Diluted loss per share
Loss attributable to common shareholders of the Company plus assumed conversion of all dilutive potential common shares	($873,962)	55,489		($15,75)

	2018
	Amount after tax	Weighted average number of common shares outstanding (in thousands of shares)		Loss per share (in dollars)
	NT$000			NT$
Basic loss per share
Loss attributable to common shareholders of the Company	($901,574)	62,719		($14.37)

Dilutive effect of common shares equivalents:
Employees’ stock options	—	(Note	)
Restricted stocks	—	(Note	)

Diluted loss per share
Loss attributable to common shareholders of the Company plus assumed conversion of all dilutive potential common shares	($901,574)	62,719		($14.37)

	2019
	Amount after tax	Weighted average number of common shares outstanding (in thousands of shares)		Loss per share (in dollars)
	NT$000			NT$
Basic loss per share
Loss attributable to common shareholders of the Company	($807,522)	65,545		($12.32)

Dilutive effect of common shares equivalents:
Employees’ stock options	—	(Note	)
Restricted stocks	—	(Note	)

Diluted loss per share
Loss attributable to common shareholders of the Company plus assumed conversion of all dilutive potential common shares	($807,522)	65,545		($12.32)

	2019
	Amount after tax	Weighted average number of common shares outstanding (in thousands of shares)		Loss per share (in dollars)
	US$000			US$
Basic loss per share
Loss attributable to common shareholders of the Company	($26,999)	65,545		($0.41)

Dilutive effect of common shares equivalents:
Employees’ stock options	—	(Note	)
Restricted stocks	—	(Note	)

Diluted loss per share
Loss attributable to common shareholders of the Company plus assumed conversion of all dilutive potential common shares	($26,999)	65,545		($0.41)

Note:	Employee stock options and employee restricted stocks have no dilutive effect for any periods due to the fact that the Company was in loss position for all periods presented.

(27)	Cash flow information

Investing activities with partial cash payments

	2017	2018	2019
	NT$000	NT$000	NT$000	US$000
Acquisition of property, plant and equipment (including transfers)	$17,237	$42,213	$5,337	$179
Add: Opening balance of payables on machinery, equipment and intangible assets	1,229	—	3,303	110
Ending balance of prepayments for equipment	923	27,942	74,841	2,502
Opening balance of prepayments for equipment being transferred to other expenses	—	780	—	—
Opening balance of prepayments for equipment being transferred to intangible assets	227	—	243	8
Less: Ending balance of payables on machinery, equipment and intangible assets	—	(3,303)	(190)	(6)
Opening balance of prepayments for equipment	(1,483)	(923)	(27,942)	(934)

Cash paid	$18,133	$66,709	$55,592	$1,859

	2017	2018	2019
	NT$000	NT$000	NT$000	US$000
Acquisition of intangible assets (including transfers)	$5,933	$3,537	$4,420	$148
Add: Opening balance of payable on machinery, equipment and intangible assets	1,495	—	374	12
Less: Ending balance of payables on machinery, equipment and intangible assets	—	(374)	(74)	(2)
Opening balance of prepayments for equipment	(227)	—	(243)	(8)

Cash paid	$7,201	$3,163	$4,477	$150

(28)	Changes in liabilities from financing activities

	2017
	Short-term borrowings	Long-term borrowings (including current portion)	Financial lease liabilities (including current portion)	Liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
At January 1	$46,000	$71,750	$50,500	$168,250
Changes in cash flow from financing activities	—	(1,700)	1,500	(200)

At December 31	$46,000	$70,050	$52,000	$168,050

	2018
	Short-term borrowings	Long-term borrowings (including current portion)	Financial lease liabilities (including current portion)	Liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
At January 1	$46,000	$70,050	$52,000	$168,050
Changes in cash flow from financing activities	—	364,107	(4,000)	360,107
Changes in other non-cash items	—	600	—	600

At December 31	$46,000	$434,757	$48,000	$528,757

	2019
	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities-2019 Financial lease liabilities-2018 (including current portion)	Liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
At January 1	$46,000	$434,757	$48,000	$528,757
Effect on initial application of IFRS16 (Note)	—	—	73,021	73,021

Adjusted balance at January 1, 2019	46,000	434,757	121,021	601,778
Changes in cash flow from financing activities	—	(56,425)	(37,778)	(94,203)
Additions	—	—	1,770	1,770
Changes in other non-cash items	—	(7,679)	7,496	(183)

At December 31	$46,000	$370,653	$92,509	$509,162

At December 31 (US$000)	$1,538	$12,392	$3,093	$17,023

Note:	Please refer to Note 3(1) for the initial application of IFRS 16.

7.	RELATED PARTY TRANSACTIONS

(1)	Names of related parties and relationship

Names of related parties	Relationship with the Group
Keelung Hong	The Group’s Chairman
George Yeh	The Group’s General Manager

(2)	Significant transactions and balances with related parties

A.	The Company’s Chairman provided guarantees for the Company’s long-term and short-term borrowings with Taiwan Cooperative Bank.

B.	The Company’s Chairman and General Manager provided guarantees for the Company’s short-term borrowings with E.SUN Commercial Bank.

C.	The Company’s Chairman provided guarantees for the Company’s short-term borrowings with Taishin International Bank.

D.	The Company’s Chairman provided guarantees to Taiwan Cooperative Bank for the Company’s government grant in relation to the research and development program from the Institute of Information Industry.

As of December 31, 2018 and 2019, details of loans are described in Notes 6(9) and 6(11).

(3)	Key management personnel compensation

	2017	2018	2019
	NT$000	NT$000	NT$000	US$000
Salaries and other short-term employee benefits	$33,072	$38,227	$38,684	$1,293
Post-employment benefits	432	486	522	18
Share-based payments	8,120	9,366	6,264	209

	$41,624	$48,079	$45,470	$1,520

8.	PLEDGED ASSETS

(1)

	December 31,
Assets pledged	2018	2019		Pledge purpose
	NT$000	NT$000	US$000
Shown as “Property, plant and equipment”
Land	$14,962	$14,962	$500	Note
Buildings	23,516	22,860	764	Note

	$38,478	$37,822	$1,264

Note:	Provided as collateral for long-term borrowings with Taiwan Cooperative Bank.

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

Under a certain special generic product agreements, the Company is required to have a certain market supply capacity before the launch of the products in the market. Otherwise, the Company is obligated to pay a certain amount as compensation.

(2)	Commitments

In addition to the commitment mentioned in Note 6(11)A and B, the Group’s significant commitments are as follows:

A.	Capital expenditures contracted for at the balance sheet date but not yet incurred and are cancelable without cause are as follows:

	December 31,
	2018	2019
	NT$000	NT$000	US$000
Property, plant and equipment	$11,037	$9,109	$305

B.	Operating lease commitments

2018

The Group leases offices with lease terms between 1 and 5 years, and the majority of lease agreements are renewable at the end of the lease terms at market rate. The future aggregate minimum lease payments are as follows:

December 31, 2018
NT$000
Not later than one year	$31,787
Later than one year but not later than five years	46,315

$78,102

C.	The Company has outstanding commitments on purchase agreements for the research and manufacturing of medicines which are cancelable without cause as follows:

December 31,
2018	2019
NT$000	NT$000	US$000
$120,707	$130,089	$4,349

D.	The Company has outstanding commitments on research and development which are cancelable without cause as follows:

December 31,
2018	2019
NT$000	NT$000	US$000
$603,178	$1,311,875	$43,861

E.

The Company has signed a licensing agreement for technology transition with TWI Pharmaceuticals, Inc. with maximum royalty charges of US$5,000 thousand according to the R&D achievement on October 1, 2013. Once the new drug is launched in the market, the Company will pay a royalty fee based on a certain percentage of the net product sales.

F.

The Company’s subsidiary entered into a synthesis technology of novel camptothecin derivative transfer agreement with Sutter West Bay Hospitals (SWBH, formerly, California Pacific Medical Center) on June 24, 2005. Under the agreement, SWBH charges the Company’s subsidiary a patent usage fee of US$10 thousand per annum, royalty fees up to US$300 thousand according to the R&D achievement and royalty fees to a certain percentage of relevant product sales volume. Through December 31, 2019, the Company’s subsidiary has paid US$100 thousand.

10.	SIGNIFICANT DISASTER LOSS

None.

11.	EVENTS AFTER THE REPORTING PERIOD

On December 20, 2019, the Company’s Board of Directors resolved to increase the Company’s capital by issuing within 30,000,000 common shares with par value of NT$10 (in dollars) (US$0.33 dollar) per share. The proposal for issuance of common shares was approved by the Company’s shareholders at the Company’s extraordinary general meeting on February 11, 2020.

12.	OTHERS

(1)	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to improve the Group’s capital structure, the Group may issue new shares or sell assets to reduce debt ratio. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital.

As of December 31, 2018 and 2019, the Group’s gearing ratios are as follows:

	December 31,
	2018	2019
	NT$000	NT$000	US$000
Total debt	$748,725	$664,068	$22,202

Total capital	$640,451	$741,939	$24,806

Debt ratio	116.91%	89.50%	89.50%

(2)	Financial instruments

A.	Financial instruments by category

	December 31,
	2018	2019
	NT$000	NT$000	US$000
Financial assets
Financial assets at amortized cost/ loans and receivables
Cash and cash equivalents	$807,484	$1,023,874	$34,232
Current financial assets at amortized cost	307,150	—	—
Accounts receivables, net	9,343	15,120	506
Other receivables	5,811	4,654	156
Refundable deposits	18,930	24,351	814

	$1,148,718	$1,067,999	$35,708

	December 31,
	2018	2019
	NT$000	NT$000	US$000
Financial liabilities
Financial liabilities at amortized cost
Short-term borrowings	$46,000	$46,000	$1,538
Other payables	206,268	131,064	4,382
Financial lease liabilities (including current portion)	48,000	—	—
Lease liabilities (including current portion)	—	92,509	3,093
Long-term borrowings (including current portion)	434,757	370,653	12,392

	$735,025	$640,226	$21,405

B.	Financial risk management policies

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

(i)

The Group’s businesses involve some non-functional currency operations (the Company’s functional currency: NTD; the subsidiaries’ functional currencies: USD, EUR, HKD, RMB, AUD and JPY). The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2018
(Foreign currency: functional currency)	Foreign currency amount		Exchange Rate	Book value
	$000			NT$000
Financial assets Monetary items
USD : NTD	US$	29,933	30.715	$919,392
Non-monetary items
USD : NTD	US$	1,529	30.715	46,963
AUD : NTD	AUD	1,754	21.665	38,000
Financial liabilities Monetary items
USD : NTD	US$	17,886	30.715	549,368
AUD : NTD	AUD	2,544	21.665	55,116

	December 31, 2019
(Foreign currency: functional currency)	Foreign currency amount		Exchange Rate	Book value	Book value
	$000			NT$000	US$000
Financial assets
Monetary items
USD : NTD	US$	3,126	29.980	$93,717	$3,133
Non-monetary items
USD : NTD	US$	1,671	29.980	50,097	1,675
AUD : NTD	AUD	1,650	21.005	34,658	1,159
Financial liabilities Monetary items
USD : NTD	US$	13,493	29.980	404,520	13,525
AUD : NTD	AUD	1,687	21.005	35,435	1,185

(ii)	Analysis of foreign currency market risk arising from significant foreign exchange variation:

	2018
	Sensitivity analysis
(Foreign currency: functional currency)	Extent of variation	Effect on profit or loss	Effect on other comprehensive income
		NT$000	NT$000
Financial assets Monetary items
USD : NTD	1%	$9,194	$—
Non monetary items
USD : NTD	1%	—	470
AUD : NTD	1%	—	380
Financial liabilities Monetary items
USD : NTD	1%	5,494	—
AUD : NTD	1%	551	—

	2019
	Sensitivity analysis
(Foreign currency: functional currency)	Extent of variation	Effect on profit or loss	Effect on profit or loss	Effect on other comprehensive income	Effect on other comprehensive income
		NT$000	US$000	NT$000	US$000
Financial assets Monetary items
USD : NTD	1%	$937	$31	$—	$—
Non monetary items
USD : NTD	1%	—	—	501	17
AUD : NTD	1%	—	—	347	12
Financial liabilities Monetary items
USD : NTD	1%	4,045	135	—	—
AUD : NTD	1%	354	12	—	—

(iii)

The unrealized exchange gain (loss) arising from significant foreign exchange variation on the monetary items held by the Group for 2017, 2018 and 2019 are NT$329 thousand, NT$24 thousand and NT$12,271 thousand (US$410 thousand), respectively.

ii.	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term and long-term borrowings. Borrowings issued at floating interest rates expose the Group to cash flow interest rate risk. During 2017, 2018 and 2019, the Group’s borrowings at floating interest rate were denominated in the NT dollars and US dollars.

At December 31, 2018 and 2019, if interest rate had been 0.2% higher/lower with all other conditions held constant, net loss for the years ended December 31, 2018 and 2019 would have been NT$653 thousand and NT$833 thousand (US$28 thousand) higher/lower, respectively. The main factor is that the floating-rate borrowings resulted in changes in interest expense.

(b)	Credit risk

i.

Credit risk refers to the risk of financial loss to the Group arising from cash and deposits with banks and financial institutions, as well as default by the customers on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms.

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

iii.	The default occurs when the contract payments are past due based on the agreed terms.

iv.	The following indicators are used to determine whether the credit impairment of debt instruments has occurred:

(i)	It becomes probable that the issuer will enter bankruptcy or other financial reorganization due to their financial difficulties;

(ii)	The disappearance of an active market for that financial asset because of financial difficulties;

(iii)	Default or delinquency in interest or principal repayments.

v.

The Group classifies customers’ accounts receivable in accordance with credit rating of customers. The Group applies the simplified approach to estimate expected credit loss under the provision matrix basis.

vi.

The Group wrote off the financial assets, which cannot be reasonably expected to be recovered, after initiating recourse procedures. However, the Group will continue executing the recourse procedures to secure their rights.

vii.

The Group assesses the expected credit losses based on the payment terms stipulated in the contracts with the customers. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables. Except for loss allowance of NT$18,132 thousand established based on the delay payment of the balances due from one customer, the Group has not identified impairments on the trade receivables. The Group has therefore concluded that the expected loss rates for the trade receivables and contract assets is very low, and the loss allowance for the trade receivables and contract assets recognized is immaterial as of December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the balance of allowance for doubtful accounts was both NT$18,132 thousand.

viii.

As of December 31, 2018 and 2019, with no collateral held or other credit enhancements, maximum exposure to credit risk in respect of the Group’s accounts receivable and contract assets was NT$11,626 thousand and NT$15,120 thousand (US$506 thousand), respectively.

(c)	Liquidity risk

i.

Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group treasury. Group treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs. Additionally, the Group closely monitors the execution and covenants compliance of the loan and security agreement and intitiates discussing with the banks as needed.

ii.

The table below analyzes the Group’s non-derivative financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	December 31, 2018
	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 5 years	Over 5 years
	NT$000	NT$000	NT$000	NT$000	NT$000
Short-term borrowings	$46,761	$—	$—	$—	$—
Other payables	206,268	—	—	—	—
Finance lease liabilities (including current portion)	24,583	24,198	—	—	—
Long-term borrowings (including current portion)	82,864	322,928	8,351	24,210	30,429

	December 31, 2019
	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 5 years	Over 5 years
	NT$000	NT$000	NT$000	NT$000	NT$000
Short-term borrowings	$46,897	$—	$—	$—	$—
Other payables	131,064	—	—	—	—
Lease liabilities (including current portion)	64,827	20,352	7,523	2,055	—
Long-term borrowings (including current portion)	323,437	6,367	21,534	5,180	27,839

	December 31, 2019
	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 5 years	Over 5 years
	US$000	US$000	US$000	US$000	US$000
Short-term borrowings	$1,568	$—	$—	$—	$—
Other payables	4,382	—	—	—	—
Lease liabilities (including current portion)	2,167	680	252	69	—
Long-term borrowings (including current portion)	10,814	213	720	173	931

(3)	Fair value information

A.	The Group had no financial instruments measured at fair value, by valuation method, as of December 31, 2018 and 2019.

B.

Management considers that the carrying amounts of financial assets and liabilities not measured at fair value are approximate to their fair values, including cash and cash equivalents, financial assets at amortized cost, receivables, refundable deposits, short-term borrowings, long-term borrowings (including current portion), payables, finance lease liabilities (including current portion) and lease liabilities (including current and non-current).

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

The adoption of IFRS 16, ‘Leases’, had impact on the segment information in 2019, which resulted in increase in depreciation and interest expenses. Please refer to Note 6(6) for the related information.

(3)	Reconciliation for segment income (loss)

The segment income (loss) reported to the chief operating decision-maker is measured in a manner consistent with that in the statement of comprehensive income. There is no reconciliation because the report provided to the chief operating decision-maker for business decisions has no difference to the segment income (loss) information.

(4)	Information on product and service

Please refer to Note 6(19) for the related information.

(5)	Geographical information

Geographical information for 2017, 2018 and 2019 is as follows:

	2017		2018
	Revenue	Non-current assets (Note)	Revenue	Non-current assets (Note)
	NT$000	NT$000	NT$000	NT$000
Taiwan	$49,635	$176,727	$52,100	$202,724
China	—	23	—	11
Others	—	6,645	10,224	7,482

	$49,635	$183,395	$62,324	$210,217

	2019		2019
	Revenue	Non-current assets (Note)	Revenue	Non-current assets (Note)
	NT$000	NT$000	US$000	US$000
Taiwan	$58,970	$246,719	$1,972	$8,249
China	142,840	—	4,775	—
Others	7,330	19,218	245	642

	$209,140	$265,937	$6,992	$8,891

Note:	Deferred tax assets and refundable deposits are excluded from non-current assets.

(6)	Major customer information

Details of sales to individual customers exceeding 10% of the Group’s revenue for 2017, 2018 and 2019 are as follows:

	2017	2018
Customer	Revenue	Revenue
	NT$000	NT$000
A	$40,385	$40,765
B	9,250	11,335
F	—	10,224

	2019	2019
Customer	Revenue	Revenue
	NT$000	US$000
D	$142,840	$4,776
A	45,828	1,532
B	13,142	439