Form 20-F
period 2020-12-31
Taiwan Liposome Company, Ltd.
filed 2021-03-30
CIK 1722890

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Common shares, par value NT$10 per share: 84,154,934 as of December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 4040(b) of the Sarbanes-Oxley Act (15. U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report to the terms “TLC,” “the company,” “we,” “us” and “our” refer to (i) Taiwan Liposome Company, Ltd., a company limited by shares organized under the laws of the Republic of China (ROC), and (ii) our subsidiaries, TLC Biopharmaceuticals, Inc., a Delaware corporation, TLC Biopharmaceuticals B.V., a private limited company organized under the laws of the Netherlands, TLC Biopharmaceuticals, (H.K.) Limited, a private limited company organized under the law of Hong Kong, TLC Biopharmaceuticals, (Shanghai) Limited, a private limited company organized under the laws of China, TLC Biopharmaceuticals Pty Ltd., a private limited company organized under the laws of Australia, TLC Biopharmaceuticals Japan Co., Ltd, a limited company organized under the laws of Japan, TLC Holding Corp., an exempted company with limited liability organized under the laws of the Cayman Islands, InspirMed Inc., an exempted company with limited liability organized under the laws of the Cayman Islands, and InspirMed Corp., a company limited by shares organized under the laws of the Republic of China (ROC).

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We maintain our books and records in New Taiwan dollars, the legal currency of the ROC. Unless otherwise specified, all monetary amounts are in United States (U.S.) dollars. All references in this Annual Report to “$,” “US$,” “dollars” and “USD” mean U.S. dollars and all references in this Annual Report to “NT$” mean New Taiwan dollars. Solely for your convenience, this Annual Report contains translations of certain NT dollar amounts into U.S. dollar amounts at specified exchange rates. Except as discussed in the next two sentences, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars in this Annual Report were made at a rate of NT$28.08 to $1.00, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2020. The translation of the trading price of our common shares on the Taipei Exchange (TPEx) from NT dollars to U.S. dollars were made at a rate of NT$28.5925, based on the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on March 26, 2020. NT dollar amounts relating to the estimated fair value per share of all share-based compensation issued to employees and consultants have been calculated based on historical exchange rates used for our accounting purposes. No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report on Form 20-F are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•

the impact of the COVID-19 pandemic on our operations, research and development and clinical trials and potential disruption in the operations and business of third-party manufacturers, contract research organizations, other service providers and collaborators with whom we conduct business;

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
•

our expectations regarding the period during which we qualify as an emerging growth company (EGC) under the Jumpstart Our Business Startups Act (JOBS Act), a foreign private issuer under U.S. securities laws or a passive foreign investment company (PFIC) for U.S. federal income tax purposes;

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

Not applicable.

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

Summary of Risk Factors

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our ADSs. These risks include, among others, the following:

•	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.
•	We currently do not generate significant revenue and may never be profitable.
•	If we fail to obtain additional financing, we may be forced to delay, reduce or eliminate our product development programs or commercialization efforts.
•

We are heavily dependent on the success of TLC599, as well as TLC399, TLC590 and TLC178, which are in later stages of development than our other product candidates. We cannot give any assurance that any of TLC599, TLC399, TLC590 or TLC178 will successfully complete clinical development or receive regulatory approval, which is necessary before they can be commercialized.

•

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Failure can occur at any stage of clinical development. We are in the process of conducting our first pivotal clinical trial for our proprietary product candidates and we have never submitted a New Drug Application (NDA) or a Biologics License Application (BLA) to the FDA or similar drug approval filings for non-generics to comparable foreign authorities.

•

Delays in clinical trials are common and have many causes, and any delay could result in increased costs to us and jeopardize or delay our ability to obtain regulatory approval and commence product sales.

•

Our product candidates based on our NanoX platform represent a novel approach to cancer treatment, which could result in delays in clinical development, heightened regulatory scrutiny, delays in our ability to achieve regulatory approval or commercialization, or market acceptance by physicians and patients of our product candidates.

•	Our product candidates may cause adverse events or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance.
•

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•

Even if we obtain FDA approval for our product candidates in the United States, we may never obtain approval to commercialize our product candidates outside of the United States, which would limit our ability to realize their full market potential.

•

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•	We rely completely on third parties to manufacture our preclinical and clinical drug supplies, and we intend to rely on third parties to produce commercial supplies of any approved product candidate.
•	Our business is subject to economic, political, regulatory and other risks associated with international operations.
•	Our business could be adversely affected by the effects of health pandemics or epidemics, including the effects of the COVID-19 pandemic.
•

We face substantial political risks associated with doing business in the ROC and the PRC, particularly due to domestic political events and the rigid relationship between the ROC and the PRC that could negatively affect our operations and the value of your investment.

•

If we are unable to obtain or protect intellectual property rights related to our current product candidates, any future product candidates which we may develop and our BioSeizer and NanoX technologies, we may not be able to compete effectively in our market.

•	We may not be able to protect our intellectual property and proprietary rights throughout the world.
•

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

•

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

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will not demonstrate adequate effectiveness in the targeted indication or an acceptable safety profile, gain regulatory approval or become commercially viable. All of our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We are not profitable and have incurred significant net losses in each year since our inception, including net losses of NT$807,522 (US$26,999) and NT$983,309 (US$35,018) for fiscal years 2019 and 2020, respectively.

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

As of December 31, 2020, we had cash and cash equivalents of NT$1,342.7 million (US$47,816 thousand). Based upon our current operating plan, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital requirements for at least the next 12 months from the filing date of this Annual Report on Form 20-F. However, changing circumstances beyond our control may cause us to consume capital more rapidly than we currently anticipate. For example, our clinical trials may encounter technical, enrollment or other difficulties that could increase our development costs more than we expect. We cannot be certain that we will have sufficient cash resources to meet such obligation if triggered without seeking additional funding or delaying or terminating certain of our then ongoing clinical development activities. In any event, we will require additional capital prior to completing pivotal clinical trials for filing for regulatory approval for, or commercialization of, TLC599, TLC399, TLC590, TLC178 or any of our other product candidates.

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

We have relied on government research grants for a portion of our funding, including grants awarded by the Institute for Information Industry (Institute) on behalf of the Taiwan Ministry of Economic Affairs, Executive Yuan of the Republic of China (MOEA) with respect to TLC399. As of December 31, 2020, we had been awarded a total of approximately NT$42.1 million (US$1.5 million) in grants pursuant to these programs. Under the terms of our government grants, we retain all right, title and interest in any research and development achievements (R&D Achievements) with respect to the applicable program, but are subject to certain limitations, including, among others, restrictions on the manufacture or use of the relevant R&D Achievement outside of Taiwan within two years after the creation of such achievement, unless otherwise approved by the MOEA or allowed under relevant regulations. Additionally, the Institute has the right to obtain non-transferable and non-exclusive use rights over the relevant R&D Achievements without additional payment if the Institute deems doing so to be in the interest of the nation or socially beneficial. The Institute and MOEA may both also require us to license the relevant R&D Achievements to a third party in the event that we either: (a) fail to implement the R&D Achievements during a reasonable period without a reasonable justification and a third party has requested a license by offering reasonable business terms but was not able to reach an agreement with us during the foregoing period or (b) we implement R&D Achievements in a manner that obstructs environmental protection, public safety or public health and is disciplined by relevant authorities, even if we determine that such actions are not in our best interest.

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

We received a financial incentive of AU$32.5 thousand from the Australian government as part of its tax incentive program in August 2020. The research and development tax incentive is one of the key elements of the Australian government’s support for Australia’s innovation system and, if eligible, provides the recipient with certain percentage refundable tax offset for research and development activities. There can be no assurance that we will qualify and be eligible for such incentives or that the Australian government will continue to provide incentives, offset, grants and rebates on similar terms or at all.

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

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Failure can occur at any stage of clinical development. We are in the process of conducting our first pivotal clinical trial for our proprietary product candidates and we have never submitted a New Drug Application (NDA) or a Biologics License Application (BLA) to the FDA or similar drug approval filings for non-generics to comparable foreign authorities.

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

We may experience delays in clinical trials of our product candidates. Our planned clinical trials may not begin on time, have an effective design, enroll a sufficient number of patients, or be completed on schedule, if at all. Our clinical trials can be delayed for a variety of reasons, including:

•	inability to raise funding necessary to initiate or continue a trial;
•	delays in obtaining regulatory approval to commence a trial;
•	delays in reaching agreement with the FDA or other regulatory authorities on final trial design;
•	imposition of a clinical hold for safety reasons or following an inspection of our clinical trial operations or trial or manufacturing sites by the FDA or other regulatory authorities;
•	delays in reaching agreement on acceptable terms with prospective contract research organizations (CRO) and clinical trial sites;
•	delays in obtaining required IRB approval at each site;
•	delays in recruiting suitable patients to participate in a trial;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;
•	clinical sites dropping out of a trial to the detriment of enrollment;
•	time required to add new clinical sites;
•	delays by our contract manufacturers to produce and deliver sufficient supply of clinical trial materials;
•	disruptions caused by man-made or natural disasters or public health pandemics or other business interruptions, including, for example, the COVID-19 pandemic.

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

In April 2019, we had an End-of-Phase II meeting with the FDA during which we received guidance and discussed the clinical and regulatory pathway for a potential U.S. approval of TLC599. In agreement with the FDA, we believe that our proposed overall design of a single global pivotal Phase III trial will be sufficient to support an NDA submission. We subsequently initiated the global pivotal Phase III clinical trial for TLC599, named “EXCELLENCE”, in October 2019, and completed patient enrollment in December 2020. However, if the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur in respect of TLC599, TLC590, TLC178 or TLC399, the time and financial resources required to obtain FDA approval, and complications and risks associated with TLC599, TLC590,

TLC178 and TLC399, respectively, would likely substantially increase. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive products reaching the market faster than our product candidates, which could materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that TLC599, TLC590, TLC178 or TLC399 will receive the requisite approvals for commercialization.

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

TLC178 has been granted Rare Pediatric Disease Designation by the FDA for the treatment of RMS, potentially qualifying us for a chance to receive a Priority Review Voucher that can significantly shorten the marketing application review period for a subsequent application from over ten months to just six months; however, the receipt of any of this designation may not result in a faster development process, review or approval for TLC178 compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA or award of a priority review voucher. Congress has only authorized the Rare Pediatric Disease Priority Review Voucher program until September 30, 2024. If a drug candidate receives this designation before September 30, 2024, it is eligible to receive a voucher if it is approved before September 30, 2026. We are only in the early stages of development of TLC178 and may not be able to receive approval of an NDA for TLC178 for RMS prior to September 30, 2026, in which case we would not receive a priority review voucher unless Congress further reauthorizes the program.

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

If we were to experience an unexpected loss of supply of our product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise (including, for example, any disruptions caused by the COVID-19 pandemic), we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, clinical trials. Although we own the equipment used by our third-party manufactures, we do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit an NDA to the FDA. While we work closely with our third-party manufacturers on the manufacturing process for our product candidates, including quality audits, we generally do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third-party manufacturers for compliance with cGMP regulatory requirements and for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. For example, Evonik Corporation (Evonik), the contract manufacturer we rely on to produce TLC599 has never produced an FDA-approved therapeutic. If Evonik or our other manufacturers are unable to comply with cGMP regulation or if the FDA or other regulators do not approve their facility upon a pre-approval inspection, TLC599 or our other product candidates may not be approved or may be delayed in obtaining approval. In addition, we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which could take several years and would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

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

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the PPACA) which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There have been executive, judicial and Congressional challenges to certain aspects of the PPACA. While Congress has not passed comprehensive repeal legislation, bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. Further, the Bipartisan Budget Act of 2018 (BBA), among other things, amended the PPACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On December 14, 2018, a Texas U.S. District Court Judge ruled that the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unknown when a decision will be made. Further, although the U.S. Supreme Court has not yet ruled on the constitutionality of the PPACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the PPACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the PPACA. We continue to evaluate the effect that the PPACA and its possible repeal and replacement has on our business. It is uncertain the extent to which any such changes may impact our business or financial condition.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 with the exception of a temporary suspension from May 1, 2020 through March 31, 2021 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing the Trump administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

The Physician Payments Sunshine Act, enacted as part of the PPACA, imposes, among other things, annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers will also be required to report information regarding payments and other transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants, and certified nurse-midwives.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and their respective implementing regulations, impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information held by health plans and healthcare clearinghouses, and certain healthcare providers, known as covered entities, and their business associates that create, receive, maintain or transmit individually identifiable health information for or on their behalf, and their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

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

We are subject to stringent and changing privacy and data security laws, contractual obligations, self-regulatory schemes, government regulation, and standards related to data privacy and security. The actual or perceived failure by us, our customers, partners or vendors to comply with such obligations could harm our reputation, subject us to significant finds and liability, disrupt our clinical trials, or otherwise adversely affect our business.

We collect, receive, store, process, use, generate, transfer, disclose, protect and share personal information and other information, including information we collect about patients and healthcare providers in connection with clinical trials. There are numerous U.S. federal, state, local laws, as well as international laws, regulations and guidance regarding privacy, information security and processing, the number and scope of which is changing, subject to differing applications and interpretations, and which may be inconsistent among jurisdictions, or in conflict with other rules, laws or data protection obligations. We are also subject to the terms of our external and internal privacy and security policies, representations, certifications, standards, publications and frameworks, and contractual obligations to third parties related to privacy, information security and processing.

For example, states have begun to introduce increasingly comprehensive privacy legislation. The California Consumer Privacy Act of 2018 (“CPRA”), which went into effect on January 1, 2020, affords consumers expanded privacy protections. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, which is expected to increase data breach class action litigation and result in significant exposure to costly legal judgements and settlements. The CCPA may require us to modify our data processing and policies.

In Taiwan, the collection, process and use of personal data is subject to Personal Information Protection Act (PDPA) and related rules. Additionally, the General Data Protection Regulation (GDPR) went into effect in the EU in May 2018. The GDPR imposes more stringent data protection requirements and requires us an our customers to give more detailed disclosures about how we collect, use and share personal information; contractually commit to data protection measures in our contracts with clients; maintain adequate data security measures; notify regulators and affected individuals of certain data breaches; meet extensive privacy governance and documentation requirements; and honor individuals’ data protection rights, including their rights to access, correct and delete their personal information. Companies that violate the GDPR can face private litigation, restrictions on data processing and fines of up to the greater of 20 million Euros or 4% of their worldwide annual revenue. In addition, it is unclear whether the transfer of personal information from the EU to the United Kingdom (U.K.) will continue to remain lawful under the GDPR in light of Brexit. Pursuant to a post-Brexit trade deal between the U.K. and the EU, transfers of personal information from the European Economic Area to the U.K. are not considered restricted transfers under the GDPR for a period of up to six months from January 1, 2021. However, unless the E.U. Commission makes an adequacy finding with respect to the U.K. before the end of that period, the U.K. will be considered a “third country” under the GDPR and transfers of European personal information to the U.K. will require an adequacy mechanism to render such transfers lawful.

In addition, the GDPR includes restrictions on cross-border data transfers. A recent decision by the Court of Justice of the European Union (the Schrems II ruling), however, has invalidated the EU-U.S. Privacy Shield Framework, which was one of the primary mechanisms used by U.S. Companies to import personal information from Europe, and raised questions about whether the European Commission’s Standard Contractual Clauses (SCCs), one of the primary alternatives to the Privacy Shield, can lawfully be used for personal information transfers from Europe to the United States or most other countries. Similarly, the Swiss Federal Data Protection and Information Commissioner recently opined that the Swiss-U.S. Privacy Shield is inadequate for transfers of data from Switzerland to the U.S. The United Kingdom, whose data protection laws are similar to those of the European Union, may similarly determine that the EU-U.S. Privacy Shield is not a valid mechanism for lawfully transferring personal information from the UK to the United States. The European Commission recently proposed updates to the SCCs, and additional regulatory guidance has been released that seeks to impose additional obligations on companies seeking to rely on the SCCs. Given that, at present, there are few, if any, viable alternatives to the EU-U.S. Privacy Shield and the SCCs, any transfers by us or our vendors of personal data from Europe may not comply with European data protection law, which may increase our exposure to the GDPR’s heightened sanctions for violations of its cross-border data transfer restrictions and may prohibit our transfer of EU personal data outside of the EU (including clinical trial data), and may adversely impact our operations, product development and ability to provide our products.

Data protection laws and data protection worldwide is, and is likely to remain, uncertain for the foreseeable future. We strive to comply with applicable data protection laws, privacy policies and data protection obligations to the extent possible, but we may at times fail to do so, or may be perceived to have failed to do so. If we fail, or are perceived to have failed, to comply with applicable data protection laws, privacy policies or data protection obligations, or if our privacy practices are, in whole or part, found to be in accurate, incomplete, deceptive, unfair, or misrepresentative of our actual practices, we could suffer a material adverse impact, including, without limitation, an increase in our compliance and operational costs, exposure to regulatory scrutiny, actions, fines and penalties, reputational harm, a loss of customers or reduction in use of our products, an inability to process data or otherwise operate in certain jurisdictions, litigation and liability or an interruption to our business operations.

Additionally, with applicable data protection laws, privacy policies and data protection obligations imposing complex and burdensome obligations, and with substantial uncertainty over the interpretation and application of this requirements, we may face additional challenges in addressing and complying with them, and making necessary changes to our privacy policies and practices, and may incur material costs and expenses in an effort to do so, any of which could materially adversely affect our business operations and financial results, and may limit the adoption and use of, and reduce the overall demand for our products, which could have an adverse impact on our business.

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

Risks Related to Our Business Operations and Industry

Our business could be adversely affected by the effects of health pandemics or epidemics, including the effects of the COVID-19 pandemic.

Our business could be adversely affected by the effects of health pandemics or epidemics, including the effects of the current COVID-19 pandemic, and other recent outbreaks of diseases, such influenza A, or H1N1, avian influenza, or H7N9, and severe acute respiratory syndrome, or SARS. The COVID-19 pandemic was declared by the World Health Organization as a global pandemic, and is resulting in travel restrictions, quarantine orders and other restrictions by governments to reduce the spread of the disease. The effects of the restrictions related to the COVID-19 pandemic may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities in Asia, or the availability or cost of materials, which would disrupt our supply chain. While many of these materials may be obtained by more than one supplier, port closures and other restrictions resulting from the coronavirus outbreak in the region or other regions may disrupt our supply chain or limit our ability to obtain sufficient materials for our product candidates.

In addition, our clinical trials have been affected by the ongoing COVID-19 pandemic. Site initiation and patient enrollment has been and may be further delayed due to prioritization of hospital resources toward the COVID-19 pandemic, and some patients may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, has been delayed and may be further delayed or disrupted, which has had an adverse effect on our clinical trial operations. For example, we had a slight slowdown in enrollment in our EXCELLENCE for TLC599 during 2020 across sites in the United States and Australia due to the COVID-19 pandemic. However, we managed to complete patient enrollment in December 2020. In addition, our clinical trials may also be affected by potential delays at regulatory agencies caused by the COVID-19 pandemic.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic, may be difficult to assess or predict, it is currently resulting in significant disruption of global financial markets. This disruption, if sustained or recurrent, could make it more difficult for us to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our ADSs.

The global pandemic of COVID-19 continues to rapidly evolve. The ultimate impact of the ongoing COVID-19 pandemic or a similar health pandemic or epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole. These effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely.

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

As of December 31, 2020, we had 112 full-time employees, of which 108 employees are located in Taiwan. As our company matures, we expect to expand our employee base to increase our managerial, scientific and engineering, operational, sales, marketing, financial and other resources and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

If our security measures are compromised now, or in the future, or the security, confidentiality, integrity or availability of, our information technology, software, services, communications or data is compromised, limited or fails, this could result in a material adverse impact, including without limitation, a material interruption to our operations, harm to our reputation, significant fines, penalties and liability, breach or triggering of data protection laws, privacy policies and data protection obligations, loss of customers, or a material disruption of our therapeutic development programs.

In the ordinary course of our business, we may collect, process and store proprietary, confidential and sensitive information, including personal information, intellectual property, trade secrets, and proprietary business information owned or controlled by ourselves or other parties. We may also use third-party service providers to help us operate our business and we may share sensitive information with such relevant third parties to help us operate our business.

Despite the implementation of security measures, our internal computer systems, information technology, software, data, and communication platforms and those of our CROs and other contractors, consultants, and other relevant third parties are vulnerable to several threats, including computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Cyberattacks, malicious internet-based activity and online and offline fraud are prevalent and continue to increase. In addition to traditional computer “hackers,” threat actors, software bugs, malicious code (such as viruses and worms), employee theft or misuse, denial-of-service attacks (such as credential stuffing), and ransomware attacks, sophisticated nation-state and nation-state supported actors now engage in attacks (including advanced persistent threat intrusions). We may also be the subject of phishing attacks, viruses, malware installation, server malfunction, software or hardware failures, loss of data or other computer assets, adware or other similar issues.

We may be required to expend significant resources, fundamentally change our business activities and practices, or modify our operations or information technology in an effort to protect against security breaches and to detect, mitigate and remediate actual and potential vulnerabilities. If we, our service providers, partners, or other relevant third parties have experienced, or in the future experience, any security incident(s) that result in any data loss, deletion or destruction, unauthorized access to, loss of, unauthorized acquisition or disclosure of, or inadvertent exposure or disclosure of sensitive information, or compromise related to the security, confidentiality, integrity or availability of our (or their) information technology, software, services, communications or data, it may result in a material adverse impact, including without limitation, interruptions of our operations, diversion of funds, regulatory investigations or enforcement actions, litigation, indemnity obligations, negative publicity, an inability to process personal data or to operate in certain jurisdictions, or negatively impact or operations and financial results. For instance, the loss of preclinical study or clinical trial data involving our therapeutic candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs. In addition, theft or other exposure of data may interfere with our ability to protect our intellectual property, trade secrets, and other information critical to our operations. We can provide no assurances that certain sensitive and proprietary information relating to one or more of our therapeutic candidates has not been, or will not in the future be, compromised. There can be no assurances we will not experience additional unauthorized intrusions into our computer systems, or those of our CROs and other contractors and consultants, that we will successfully detect future unauthorized intrusions in a timely manner, or that future unauthorized intrusions will not result in material adverse effects on our financial condition, reputation, or business prospects. Payments related to the elimination of ransomware may materially affect our financial condition and results of operations.

Failures or significant downtime of our information technology or telecommunication systems or those used by our third-party service providers could cause significant interruptions in our operations and adversely impact the confidentiality, integrity, and availability of sensitive or confidential information, including preventing us from conducting clinical trials, tests or research development activities, interfering with the manufacturing of our product candidates, and preventing us from managing the administrative aspects of our business.

Applicable data protection laws, privacy policies and data protection obligations may require us to notify relevant stakeholders of security breaches, including affected individuals, customers, regulators and in some cases to the media. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to materially adverse impacts, including without limitation, negative publicity, a loss of customer confidence in our services or security measures, financial penalties, or breach of contract claims.

Our insurance policies may not be adequate to compensate us for the potential losses arising from breaches, failures or disruptions of our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. Moreover, there can be no assurances that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages if we fail to comply with applicable data protection laws, privacy policies or data obligations related to information security or security breaches.

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

The trading market for publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The stock market in general and the market for biopharmaceutical and drug discovery and development companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The COVID-19 pandemic, for example, has negatively affected the stock market and investor sentiment and has resulted in significant volatility. The market price of our ADSs may fluctuate significantly due to a variety of factors, including:

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

Our common shares are currently traded on the TPEx. From November 21, 2018 through March 26, 2021, the closing price of our common shares on the TPEx ranged from NT$55.12 per share to NT$111.50 per share. During the same period, the closing price of our ADSs on The Nasdaq Global Market ranged from $3.00 per ADS to $8.50 per ADS. The TPEx sets certain limitations on the trading volatility of our common shares and there are currently limits on the range of daily price movements on the TPEx. As a result of these limitations, the potential increase in trading price of our ADSs may be materially limited based on the perceived value of our common shares on the TPEx. Similarly, decreases in the trading price of our common shares on the TPEx due to the perceptions of investors in that market, which may be different from your own, may impact the value of your investment.

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

As of December 31, 2020, our senior management, board of directors and shareholders holding over 5% of our common shares, determined as of December 31, 2020, and their respective affiliates, in the aggregate, beneficially owned 13.7% of our common shares (including common shares represented by ADSs). These shareholders either alone or voting together as a group may be in a position to determine or significantly influence the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the outstanding shares present and voting at our general meetings of shareholders in which a quorum is present may control any shareholder resolution requiring a majority. For example, a quorum of two-thirds of our share capital must be present and voting at a meeting of shareholders for certain approvals, including certain decisions relating to our capital structure, the approval of certain significant corporate transactions and amendments to our Articles of Incorporation. If such quorum is met, then any shareholder or group of shareholders controlling more than 50% can control the voting of any such resolution. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

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

Under current Taiwan law, a company must cover all of its accumulated losses and set aside a statutory reserve before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. In addition, we are not permitted to pay dividends pursuant to the terms of one of our debt agreements with Taiwan Cooperative Bank and our loan and security agreement with Cathay Bank, and any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ADSs or common shares. We have not paid dividends in the past on our common shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs or common shares will be the sole source of potential gains for the foreseeable future, and holders of our ADSs or common shares will suffer a loss on their investment if they are unable to sell their ADSs or the underlying common shares at or above the purchase price.

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

If a United States person is treated as owning at least 10% of our ADSs or common shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our common shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, we expect that certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our common shares.

We may be classified as a passive foreign investment company (PFIC) in any taxable year and U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences as a result.

Generally, if for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the characterization of our income) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our gross income, the average value of our assets, including goodwill and the nature of our active business, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2019 and 2020.

If we become a PFIC, U.S. holders of our ADSs may be subject to adverse U.S. federal income tax consequences, such as the ineligibility for any preferred tax rates on capital gains or dividends for individuals who are U.S. holders, having interest apply to distributions by us and the proceeds of sales of the ADSs, and additional reporting requirements under U.S. federal income tax laws and regulations. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ADSs. For more information related to classification as a PFIC, see “Taxation—Material Income Tax Considerations—Passive Foreign Investment Company Consequences.”

General Risk Factors

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

Our agent for service of process in the United States is George Yeh, TLC Biopharmaceuticals, Inc. (a wholly owned subsidiary of the registrant) located at 611 Gateway Boulevard, Suite 830, South San Francisco, California 94080. Phone number: (650) 872-8816.

Our actual capital expenditures for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 amounted to NT$21,427 (US$700), NT$18,133 (US$592), NT$66,709 (US$2,179), NT$55,592 (US$1,859) and NT$32,503 (US$1,158), respectively. These capital expenditures primarily consisted of our continued investment in construction of additional facilities to support the development of our products and technologies. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditures in 2020 to be financed from the proceeds from our existing cash and cash equivalents, including the net proceeds from our initial public offering of American Depositary Shares on the Nasdaq Global Market.

B. Business Overview

We are a clinical-stage specialty pharmaceutical company dedicated to the development and commercialization of novel nanomedicines that combine our proprietary lipid-assembled drug delivery platform with approved APIs. We believe that our extensive experience with liposome science allows us to combine onset speed and benefit duration, and to improve API concentrations at target tissues while decreasing unwanted systemic exposures. Our BioSeizer lipid formulation technology is designed to enable both local sustained release and fast onset of APIs at the site of disease or injury with increased pharmacokinetic (PK) control, made possible by customization of lipid layers. BioSeizer is utilized in our TLC599, TLC590 and TLC399 programs. Our NanoX active drug loading technology is designed to alter the systemic exposure of the drug, enabling the potential for reduced dosing frequency, and enhanced distribution of liposome-encapsulated APIs to the desired site. We believe NanoX is capable of loading over 80 various compounds and is applied to our two generic products that have been approved for sale in Asia, including Ampholipad, as well as our TLC178 program. We believe our technologies can be used with a broad range of APIs and enable a simplified and scalable manufacturing process. Because our product candidates use already approved APIs, we intend to utilize the streamlined 505(b)(2) regulatory pathway for approval in the United States, which would allow us to rely, in part, on data from investigations that we have not conducted or sponsored and for which we have not obtained a right of reference. We have used our proprietary technology platforms to assemble a diverse product candidate portfolio that targets significant areas of unmet medical need in pain management, ophthalmology and oncology, with a key focus on our pain management product candidates, TLC599 and TLC590. TLC599 has completed patient enrollment in its pivotal Phase III clinical trial.TLC590 has completed its Phase II clinical trial and we plan to initiate our first Phase III trial in the second half of 2021, following discussions with the FDA on its design.

TLC599

Our primary lead product candidate, TLC599, is an intraarticular, or in-joint, injectable BioSeizer formulation of the API steroid dexamethasone sodium phosphate (DSP). With Phase II data demonstrating statistically significant pain reductions through 24 weeks, we believe TLC599 has the potential to become an attractive treatment for the management of OA pain. We have completed an open-label Phase I/II clinical trial of 40 patients with knee OA. Patients were randomized to be treated with a single dose of TLC599 at a dose level of either 6mg or 12mg DSP, and then followed up for 12 weeks with the primary efficacy endpoint to assess pain. We have also completed a double-blind, placebo-controlled Phase II clinical trial in 75 patients to evaluate the effects of TLC599 at two different dose levels at multiple time points over a 24-week period. TLC599 met the primary endpoint of mean change from baseline using the Western Ontario and McMaster Universities Osteoarthritis Index (WOMAC) pain subscale through week 12. TLC599 also met key secondary endpoints of reductions in WOMAC pain scores through and at weeks 1, 4, 8, 12, 16, 20 and 24. Pain reductions observed through and at 24 weeks showed both rapid onset of pain relief as well as durable and persistent pain relief. TLC599 also demonstrated statistically significant improvement in pain relief in Visual Analog Scale (VAS) scores compared to placebo from Day 3 through the end of the study at 24 weeks. The pattern of efficacy seen in the overall population in this Phase II clinical trial was remarkably consistent between the various subgroups, which were categorized based on gender, age, Kellgren-Lawrence Grade, unilateral or bilateral pain, baseline VAS and WOMAC pain scores.

Preclinical canine and rabbit studies, which included an evaluation of effect on cartilage, found that TLC599 was not associated with any cartilage damage. In addition, we conducted a comparative in vivo animal study in beagle dogs to evaluate the toxicity and knee joint changes observed with TLC599 and two marketed products—triamcinolone acetonide (TA) and extended release triamcinolone acetonide (ER TA)—against a saline control. This study, described further below, showed a moderate reduction in histologic staining for both TA and ER TA, which was attributed to the loss of cartilage matrix. Magnetic resonance imaging (MRI) evaluation of knee cartilage in the Phase II clinical trial using the MRI Osteoarthritis Knee Score (MOAKS) instrument indicated that, comparing index to non-index knees, patients treated with TLC599 displayed relatively less cartilage loss than patients treated with placebo, suggesting there may be protection from cartilage degeneration by TLC599.

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

We completed an end-of-Phase II meeting with the FDA in April 2019 and initiated a pivotal Phase III trial called “EXCELLENCE” in October 2019 evaluating the safety and efficacy of single and repeat administrations of TLC599 for the purpose of an NDA submission. We dosed all patients in EXCELLENCE with the first injection of TLC599, active comparator or placebo in January 2021, and expect to have dosed all eligible patients with the second injection by July 2021.

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

A two-part Phase II clinical trial of TLC590 in patients following bunionectomy was completed in May 2020. The safety, dose linearity and relative bioavailability were established in Part 1 in June 2019. Part 2, which was a double-blinded evaluation of the efficacy and safety of TLC590 compared to placebo and bupivacaine in 150 patients, showed that the overall reduction in pain intensity provided by TLC590 was greater than that of placebo as well as bupivacaine at every time interval from 0 hours through the end of the study at 168 hours. TLC590 achieved statistically significant pain relief over both placebo and bupivacaine at 0-12, 0-24, 0-26 and 0-48 hours. TLC590 significantly delayed the median time to first post-operative opioid, and the total post-operative opioid consumption of TLC590 was less than both placebo and bupivacaine at every time point through 168 hours.

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

We have completed conduct of a randomized, double-blind Phase II clinical trial evaluating three different doses of TLC399 in RVO patients and are in the process of preparing the final data report. In August 2018, the SMC made a comprehensive assessment and recommended the 0.6mg DSP with 50mM phospholipid (PL) in 50µL solution dose as an optimal dose with the best vision response to move forward. This dose will be further studied in a separate trial. The preliminary evaluation of our Phase II trial data in TLC399 has not been able to show evidence of efficacy beyond three months. We believe this is due to the use of rescue medications in the majority of patients, even those who did not meet rescue criteria, and will emphasize to trial investigators in future trials the necessity to confirm that patients meet the rescue criteria prior to administering rescue medication. Efficacy evaluation has also been limited by observations of vitreous haze, which was judged as serious adverse events in two patients in the group treated with the higher concentration formulation; this dose group has not been chosen to continue. In clinical and animal studies conducted to date, we have observed potential sustained duration of action of three to six months.

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

We anticipate exploring additional ophthalmic indications for TLC399 alone or in combination with intravitreal anti-vascular endothelial growth factor (anti-VEGF) drugs, such as diabetic macular edema (DME), an indication where other steroid products have previously demonstrated efficacy. TLC178

Our fourth product candidate, TLC178, which uses our NanoX targeted delivery technology with vinorelbine tartrate as the API, is under development to treat RMS, a form of soft tissue sarcoma (STS) that most frequently occurs in children. Non-resectable RMS tumors and tumors that recur after surgery are generally treated with chemotherapeutic agents such as vincristine, dactinomycin, cyclophosphamide, and vinorelbine. In clinical trials of relapsed or refractory RMS, vinorelbine treatment yielded an approximately 36% overall response rate, with four to seven months duration of response. Dose limiting toxicity of vinorelbine is mainly hematological, and TLC178 is designed to enhance the accumulation of vinorelbine in the tumor while limiting systemic exposure, thus reducing hematological toxicity. We submitted an IND to evaluate TLC178 in clinical trials in advanced solid tumors/lymphoma indication on August 31, 2016. A Phase I/II dose escalation trial of TLC178 in adult patients with advanced malignancies found the suitable dose for dosing every four weeks to be 31mg/m2.We submitted an IND application for TLC178 in pediatric RMS with the FDA in June 2018. We have received a Rare Pediatric Disease Designation for TLC178 in RMS, which will qualify TLC178 in this indication for priority review in the United States and makes us potentially eligible to receive a transferable Priority Review Voucher, if approved. Assuming successful completion of our development program, we plan to seek initial approval for TLC178 in RMS and believe that a single-arm, response-oriented registration trial may be sufficient for approval. We also propose clinical trials evaluating TLC178 in other STSs, for which TLC178 has already received from both the FDA and the European Medicines

Agency an Orphan Drug Designation (ODD) that can potentially provide marketing exclusivity for seven years in the United States (ten years in the European Union), and in non-small cell lung cancer (NSCLC).Corporate Information

We were founded in 1997 by Dr. Keelung Hong, PhD, who also co-founded Hermes Biosciences Inc. (Hermes) in 1998 and served as its Chief Scientific Officer from 1998 to 2005. Dr. Hong is the co-inventor and patent holder of Hermes’ liposomal irinotecan Onivyde. Hermes was acquired by Merrimack Pharmaceuticals, Inc. in 2009 and the Onivyde program was subsequently acquired by Ipsen SA in 2017. Dr. Hong also served as a scientific advisor to Sequus Pharmaceuticals, Inc. (Sequus), which was founded by Dr. Demetrios Papahadjopoulos, the founding father of and pioneer in liposome development. Sequus was acquired by ALZA Corporation in 1998 after developing its liposomal doxorubicin, Doxil. Dr. Hong has over 35 years of experience in liposome science, accumulating over time at the University of California Berkeley, Stanford University and the Liposome Research Lab at the University of California, San Francisco. Dr. Hong and our Vice President of Research and Development, Dr. Yunlong Tseng, PhD, invented our NanoX platform. Our Senior Director of Product and Development, Dr. Sheue Fang Shih, PhD, is the inventor of our BioSeizer platform. Our President, George Yeh, leads our seasoned team, Mr. Yeh served as the Chief Financial Officer at Hermes from 2002 to 2005. Our Chief Business Officer, Thomas H. Bliss, Jr., MBA joins TLC with experience running business-development functions at Amgen and Baxter and in licensing and business development at Johnson & Johnson. Our Chief Medical Officer, Dr. George Spencer-Green, MD, MS, served as the clinical head of Pfizer’s biosimilars development program as well as the Global Medical Director at Abbott Laboratories, where he led the rheumatoid arthritis registration and long-term extension programs for the blockbuster drug Humira. Our Vice President of Manufacturing and Development, Dr. Vincent Chang, PhD, brings with him over 35 years of experience in process development, project management and quality assurance.

Our team has over 200 years of domestic and global experience in lipids and other life sciences products and drug development expertise. Our accomplishments include gaining the approval of two NanoX formulation generic products marketed in Asia, including Ampholipad. We are headquartered in Taipei, Taiwan, with offices in Hong Kong, Leiden, Melbourne, Shanghai, South San Francisco and Tokyo.

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
•

TLC599 to potentially manage OA pain for up to six months with one injection. We have completed our randomized, double-blind, placebo-controlled Phase II trial for knee OA pain. We announced topline data from this trial in August 2018, which showed that TLC599 significantly reduced pain at and through every scheduled visit through 24 weeks, with statistically significant durable response of over 30% through 24 weeks. We completed an end-of-Phase II meeting with the FDA in April 2019 which indicated that a single pivotal trial would be sufficient for a potential NDA submission in the United States. We initiated this Phase III pivotal clinical trial, named “EXCELLENCE”, in October 2019 and completed patient enrollment in December 2020. EXCELLENCE will evaluate the safety and efficacy of single as well as repeat administrations of TLC599, with the aim to manage OA knee pain for a full year with just two injections.

•

TLC590 to potentially alleviate post-surgical pain for three days or longer with one dose immediately following surgery. We have completed a Phase I/II clinical trial in patients following inguinal hernia surgery, a type of soft tissue surgery. We received topline data from this trial in March 2019, which showed that patients treated with TLC590 demonstrated durable and clinically meaningful improvement over ropivacaine through 168 hours, with statistical significance through 96 hours. A two-part Phase II clinical trial of TLC590 in patients following bunionectomy, a type of bony tissue surgery, is complete. In Part 1, which was completed in June 2019, the safety, dose linearity and relative bioavailability of TLC590 were stablished. Results from part 2, which was completed in May 2020, showed that the overall reduction in pain intensity provided by TLC590 was greater than that of placebo as well as bupivacaine at every time interval through 168 hours, with statistical significance over both placebo and bupivacaine 0-12, 0-24, 0-36 and 0-48 hours. A post hoc analysis of three out of the four sites showed statistically significant pain relief at nearly all time points through 168 hours. We plan to initiate our first Phase III trial in the second half of 2021, following discussions with the FDA on its design. In addition, we plan to explore TLC590 in other indications such as nerve block.

•

Selectively advance and/or partner out product candidate TLC399 for potentially longer management of retinal diseases. We have completed the conduct of our randomized, double-blind, dose-finding Phase II clinical trial in RVO and are in the process of preparing the final data report. We are also studying opportunities to develop TLC399 in other indications, including DME.

•

Selectively advance and/or partner out our targeted delivery product candidates which utilize NanoX, a technology proven in two approved products for sale in Asia. We have finished conduct of a Phase I/II dose escalation trial of TLC178 in adult patients with advanced malignancies. We found the maximum tolerable dose for dosing every four weeks to be 31mg/m2. 50% of patients with soft tissue sarcoma had durable stable disease for at least 4 months. Disease control rate (DCR) in all types of tumor was found to be 41%; 50% of patients with soft tissue sarcoma had durable stable disease for at least 4 months.

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

•	Expand our pipeline. We intend to identify additional opportunities for our extensive library of over 50 formulated discovery compounds to be considered for preclinical development.
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

According to the National Public Health Agenda for Osteoarthritis: 2020 Update, OA is a serious chronic disease that affects 1 in 7 US adults – 32.5 million people, with the number of patients expected to grow as a result of aging, obesity and sports injuries. According to data published in October 2010 by the National Institutes of Health, by 2030 an estimated 20% of Americans over the age of 65 will be at risk of developing OA. According to GlobalData, the OA market in the United States, France, Germany, Italy, Spain, the United Kingdom and Japan is expected to increase from an aggregate of $1.6 billion in 2016 to an aggregate of $3.5 billion by 2026 at a compound annual growth rate of 8.1%.

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

DSP has a five-fold increased anti-inflammatory potency compared to TA, allowing more activity to be delivered with a smaller quantity of drug. In in vivo and in vitro studies, DSP did not cause chondrotoxicity, unlike in third party studies of TA where chondrotoxicity was observed. We believe the selection of DSP as the API for TLC599 will confer less chondrotoxicity. Evaluation of the effect of TLC599 on knee cartilage utilizing MRI found evidence that TLC599 was associated with less cartilage loss than control knees, suggesting the potential for an ameliorative effect on osteoarthritis progression.

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

TLC599 demonstrated sustained reductions in pain through 24 weeks (Figure 11). To examine the robustness of this efficacy response, the changes in pain from baseline in subgroups of the intent-to-treat population were analyzed. Subgroups were categorized based on gender (male or female), age (50-65 years or 65+ years), Kellgren-Lawrence (K-L Grade 2 or Grade 3), pain in one or both knees (unilateral or bilateral), baseline Visual Analog Scale (VAS) pain scores (<7 or ≥7), and baseline Western Ontario and McMaster Universities Index (WOMAC) pain scores (<1.2 or ≥1.2). The pattern of durable pain reduction with TLC599 was generally consistent across all subgroups, with drastic reductions in pain by the first visit (Week 1) which maintained through the 24-week duration of the trial. These findings were accepted as an abstract at Osteoarthritis Research Society International (OARSI) 2020 and published in the Osteoarthritis and Cartilage journal (#722).

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

We believe the development of a product for knee OA that results in a prolonged suppression of pain, along with a quick onset of pain relief, and potential ameliorative protection of the cartilage, would be welcomed by both patients and physicians.

TLC599 PK trial

We submitted an IND and received clearance from the FDA in July 2018 to proceed with a Phase II, open-label, pharmacokinetic trial for TLC599 in the United States. The primary objective of this trial is to characterize the PK profiles of TLC599 and immediate release DSP in the knee joint synovial fluid and blood plasma of subjects with mild to moderate knee OA. Safety and tolerability will also be evaluated. We have begun enrollment of patients in this trial and expect to see PK results before a potential NDA submission.

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

Patient enrollment of EXCELLENCE was completed in December 2020. 5004 patients with moderate to severe symptomatic knee OA with radiographic severity of Kellgren-Lawrence (KL) Grade 2 to 3 were dosed across 41 sites in the United States and 5 sites in Australia after being randomized in a 2:1:1 ratio, receiving an intraarticular injection of TLC599, DSP or normal saline placebo on Day 1. At week 24, patients can receive a second blinded injection of TLC599 or placebo. Majority of the patients who are due for Week 24 and eligible for the second injection have received a second injection of either TLC599 or placebo.

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

TLC590

Another asset within the BioSeizer technology platform is TLC590, which utilizes the API ropivacaine, a non-opioid anesthetic, and is being developed for post-surgical pain management. We submitted an IND application for TLC590 in April 2018. A first-in-human Phase I/II dose-escalation clinical trial in the United States was completed in March 2019 and showed that patients treated with TLC590 following hernia repair surgery demonstrated durable, statistically significant and clinically meaningful improvement over ropivacaine while reducing opioid use by 54% through 96 hours. A Phase II clinical trial in the United States in patients following bunionectomy was completed in May 2020 and showed TLC590 to provide more pain relief and with less opioid consumption than placebo and bupivacaine at every time interval from 0 to 168 hours.

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

An extended release bupivacaine and meloxicam investigational drug in the form of a hydrogel for administration via instillation at the surgical site is not approved by the FDA. This investigational drug reduced pain better than bupivacaine alone or meloxicam alone through 72 hours, and demonstrated significant reduction in pain compared to placebo as well as bupivacaine. The initial NDA of this investigational drug received a Complete Response Letter (CRL) from the FDA in April 2019, which indicated that the application was not ready for approval. The NDA was revised and re-submitted in September 2019 and received another CRL from the FDA in June 2020. The NDA was then revised and re-submitted for a third time, with a new Prescription Drug User Fee Act (PDUFA) goal date of May 12, 2021.

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

Our Solution: TLC590

Based on preclinical experiments and results from our Phase I/II and Phase II clinical trials, we anticipate that a single injection of TLC590 will result in not only immediate effect, but will also yield better pain control than liposomal bupivacaine with at least 72 hours of clinical effectiveness. We believe TLC590 to have competitive advantages over current extended release bupivacaine anesthetics due to our selection of a safer API. Ropivacaine has been shown to exhibit less cardiotoxicity and central nervous system toxicity than bupivacaine. Ropivacaine that is loaded into TLC590’s dense multilamellar, or multiple-layered, lipids formulation is released slowly as each layer peels off and dissolves. We also expect that the simplified manufacturing process which requires sterile filtration only at the near-end stage, instead of a completely aseptic process from start to finish, will reduce cost of goods sold.

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

Figure 14a. TLC590 extends the effective half-life of ropivacaine by approximately 20 fold in rat models

Figure 14b. TLC590 showed statistically significant analgesic effects at 0.5, 5, and 6 hours post-injection

Figure 14c. TLC590 exhibited larger magnitude of anesthetic effect which persisted to the ninth hour

TLC590 Data from Phase I/II Clinical Trial in Hernia Repair Surgery

We submitted an IND application with the FDA for TLC590 in April 2018. In March 2019, we completed a first-in-human clinical trial assessing the safety, tolerability and pharmacokinetic profile of TLC590. This Phase I/II trial was a randomized, double-blind, comparator-controlled, dose escalation study to evaluate TLC590 compared to free, non-liposomal ropivacaine when given as a single infiltrative local administration in adult patients following inguinal hernia repair surgery, a type of soft tissue surgery.

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

TLC590 Data from Phase II Clinical Trial in Bunionectomy

A Phase II clinical trial evaluating safety and efficacy of TLC590 in patients undergoing bunionectomy is complete. Bunionectomy, or bunion removal surgery, is a type of orthopedic or bony tissue surgery. Part 1 of the two-part Phase II clinical trial, conducted in the United Stated, was a blinded safety and pharmacokinetic study to establish the tolerability and relative bioavailability of TLC590 and ropivacaine. A total of 50 patients were randomized in a ratio of 1:1:1:1 into four groups/arms to receive 152, 190, and 228mg of TLC590 or ropivacaine 50mg. Key findings from Part 1 of the trial, which we received in June 2019, are as follows:

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

Figure 18. TLC590 Phase II clinical trial design

Part 2 of the Phase II clinical trial is an efficacy and safety study of TLC590 versus bupivacaine and placebo. A total of 150 patients were randomized at the ratio of 1:1:1 to receive a single infiltrative local dose of TLC590 228mg, bupivacaine 50mg or normal saline placebo at the end of their bunionectomy surgery. All patients were closely monitored for an inpatient period of 72 hours, and then followed up through 42 days after surgery. The primary endpoint is area under the curve (AUC) from 0 to 72 hours on the numerical pain rating scale. Secondary endpoints include proportion of pain-free patients, proportion of opioid-free patients, and total post-operative opioid consumption at various time periods, plus time to the first post-operative use of opioids. Patient enrollment in Part 2 was completed in February 2020. Key findings from Part 2 of the trial, which received in May 2020, are as follows:

•	The overall reduction in pain intensity provided by TLC590 was greater than that of placebo as well as bupivacaine at every time interval from 0 hours through the end of the study at 168 hours.
•	TLC590 achieved statistically significant pain relief over both placebo and bupivacaine 0-12, 0-24, 0-36 and 0-48 hours.
•

TLC590 significantly delayed the time to first post-operative opioid use, and the total post-operative opioid consumption of TLC590 was less than both placebo and bupivacaine at every time point through 168 hours.

•	TLC590 was well-tolerated, with a safety profile comparable to bupivacaine and placebo.
•	Most adverse events were mild and unrelated to the treatment; no serious adverse events in TLC590 group.

A post-hoc analysis of 3 out of the 4 total sites, excluding the site with unusual post-operative opioid use, showed TLC590 to achieve statistically significant pain relief over placebo at nearly all time points 0-12, 0-24, 0-36, 0-48, 0-72, 0-120, 0-168 hours.

We plan to conduct an End-of-Phase II meeting with the FDA with combined data from the soft tissue surgery setting in Phase I/II and the bony tissue setting in Phase II. We anticipate subsequently initiating our first Phase III trial in the second half of 2021, following discussions with the FDA on its design. In addition, we plan to explore TLC590 in other indications such as nerve block.

We have filed PCT applications covering TLC590 composition and use in treatment and intend to file additional applications covering lipid-based local anesthetic in post-operational pain control upon additional research and clinical development.

TLC399

Following the same design concept of TLC599, TLC399 is our proprietary BioSeizer formulation of DSP intended as an intravitreal, or in-eye, injection for the treatment of macular edema due to RVO. TLC399 in preclinical models has been shown to provide therapeutic levels of DSP in the eye for at least six months after a single administration. In our Phase I safety trial, we observed encouraging signs of both reduction of retinal CST and improvements in visual acuity. We completed conduct of a larger randomized, double-blind, dose finding Phase II clinical trial. We are preparing the final data report for both trials. We chose TLC399’s first indication as macular edema due to RVO because we believe it provides the most rapid path to both proof of concept for the approach and subsequent approval.

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

Our Solution: TLC399

TLC399 is designed to release therapeutic levels of dexamethasone in the eye for periods greater than six months. We believe TLC399 has distinct advantages over other ocular products, with the potential to provide therapeutic benefit for much longer periods. Dexamethasone levels in the eye have been shown to be maintained for greater than six months in preclinical studies using TLC399, while similar studies with the dexamethasone intravitreal implant in animals have only been shown to maintain these levels for approximately 35 days. We believe the results from our open-label Phase I clinical trial will demonstrate the potential to provide therapeutic benefits over an extended period, with some RVO patients continuing to show improvement one year after initial treatment.

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

Figure 19. TLC399 delivers therapeutically relevant doses of dexamethasone over a period of at least 200 days in preclinical studies in rabbits

TLC399 Ongoing Clinical Trial

We have concluded a Phase I clinical trial in Taiwan in patients with macular edema due to RVO to characterize the safety of different doses. As of November, 2020, a total of 11 subjects have administered TLC399 at the assigned dose levels, of which three in dose group 1 (0.36 mg DSP with 100 mM PL) and eight in dose group R1 (0.24 mg DSP with 100 mM PL) were evaluable for dose-limiting toxicity.

All three patients in dose group 1 displayed a trend of improvement in CST that lasted for six to 12 months after a single dose of drug administration, and one patient in group 1 achieved target CST levels less than 310 micrometers which were maintained through 12 months. The best corrected visual acuity (BCVA), or the best possible vision a person can achieve with corrective lenses, was impacted by the initial presence of vitreous opacity in all treated patients; this transient visual acuity decrease was improved within two to eight weeks after study drug administration. At month six after treatment, all evaluable subjects in group 1 had improvements in BCVA, ranging from five to 18 letters (one to three lines) on the vision chart. BCVA improvements were maintained through 12 months. Most patients who were assigned to dose group R1 also displayed a trend in CST reduction soon after receiving TLC399. We are in the process of preparing the final data report.

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

This Phase II trial has provided information on the efficacy and safety of TLC399 and on study design considerations for future trials in the indicated setting. We are in process of preparing the final report.

Our Plan for TLC399

We plan to license or partner out TLC399 as we focus toward the development of our pain management programs, including TLC599 and TLC590, which require substantial resources as they advance closer to potential NDA submissions. We believe a business transaction involving TLC399 would augment revenue and enhance the company’s overall interests and long-term value. We are also evaluating opportunities to develop TLC399 in DME alone or in combination with intravitreal anti-VEGF drugs.

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

Our Solution: TLC178

TLC178 is a liposomal intravenous injection formulation of vinorelbine we are evaluating in STS, specifically RMS. A Phase I/II open-label dose escalation clinical trial of TLC178 in patients with advanced malignancies has been completed.

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

TLC178 Preclinical Findings

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

TLC178 Clinical Findings

In August 2020, we have enrolled 37 patients in our Phase I/II dose escalation clinical trial evaluating the safety, tolerability and PKs of TLC178 in adults. We have dosed 33 patients in Stage 1A, which has a dosing regimen of once every four weeks, and found the maximum tolerable dose to be 31mg/m2.

Efficacy summary of Stage 1A in patients dosed with 24mg/m2 or more are as follows:

•	Disease control rate (DCR) in all types of tumor was found to be 41% (7 out of 17).
o	50% (3 out of 6) of patients with STS had durable stable disease (SD) for at least four months. The types of STS the three patients had were uterine sarcoma, testicular sarcoma and leiomyosarcoma.
o	One patient with apocrine adenocarcinoma completed study and showed partial response (PR) up to the 10th month follow-up
o	Two patients with NSCLC and pancreas cancer, respectively, had durable SD for at least 8 months
o	One patient with metastatic ovarian cancer had durable SD for at least 4 months.

We have enrolled 4 patients in Stage 1B, with a dosing regimen of once every 2 weeks, and are at a dose level of 18mg/m2 with no dose-limiting toxicities. We will not enroll more patients at this time in order to allocate our resources to the development of our pain management programs.

Our Plan for TLC178

We concluded a pre-IND meeting with the FDA in January 2018 to discuss our plan to initiate a pediatric trial in RMS. We submitted an IND application for TLC178 in pediatric RMS with the FDA in June 2018.

Figure 25. Proposed clinical development plan for TLC178 in pediatric and adult indications

We plan to license or partner out TLC178 as we focus toward the development of our pain management programs, including TLC599 and TLC590, which require substantial resources as they advance closer to potential NDA submissions. We believe a business transaction involving TLC178 would augment revenue and enhance the company’s overall interests and long-term value.

Once TLC178 is partnered or licensed out, we recommend initiating a pediatric Phase I/II clinical trial. Part I, a Phase Ib MTD finding trial for TLC178 plus cyclophosphamide (CTX) combo regimen, would enroll pediatric patients with relapsed or refractory sarcomas. Part II, a single-arm clinical trial, would enroll approximately 40 pediatric patients with relapsed or refractory RMS, with the intent to build substantial evidence of clinical meaningful benefits in objective response rate and duration of response (ORR/DoR). Assuming positive results in this indication, an NDA would be submitted for RMS along with the Priority Review Voucher request.

For adult indications, we recommend a Phase I MTD finding trial with two to three cohorts for TLC178 plus GEM combo regimen in patients with a group of cancer types, such as NSCLC, esophageal and bladder cancers, which have been shown to be responsive to GV regimens. We recommend conducting a single arm, Phase II clinical trial in 100 to 200 patients to evaluate the efficacy and safety of TLC178 in combination with GEM for second-line therapy of STS. We believe any positive efficacy result in terms of better ORR with more durable response could reasonably predict clinical benefit in patients with relapsed or refractory STS after first-line therapy. For NSCLC, we recommend a randomized, Phase II/III seamlessly adaptive-design clinical trial to evaluate the safety and efficacy of TLC178 in combination with GEM versus docetaxel for patients who have disease progression after platinum-based regimen and/or immunotherapy. The goal of this NSCLC trial would be to provide evidence that a TLC178 plus GEM combination regimen could demonstrate significant superiority to the current standard of care (docetaxel) with a potentially better safety profile.

Clinical trials evaluating TLC178 in other STSs, for which TLC178 has already received an ODD that can potentially provide marketing exclusivity for seven years, and in NSCLC may also be conducted.

We have been granted patent rights for the composition of TLC178, which took effect in a serial of European countries in 2020. The protection of TLC178 in the U.S., European and Asia markets has terms extending at least into 2034.

BioSeizer® Lipid-based Formulation Platform

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

NanoX™ Lipid Formulation Platform

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

Ampholipad. Ampholipad, our approved product in Taiwan and Macau, is liposomal amphotericin B for systemic fungal infection. Ampholipad is a generic of Gilead’s AmBisome and capable of delivering highly effective doses with a more desirable toxicity profile compared to other marketed formulations of amphotericin B products. In June 2020, the Taiwan Food and Drug Administration (TFDA) approved our Scale-up & Post-approval Changes application for Ampholipad, and scaled-up production is capable of exceeding a million vials a year. In August 2020, the Center for Drug Evaluation (CDE) of the China National Medical Products Administration (NMPA) accepted our Marketing Authorization Application (MAA) for Ampholipad. Gilead’s AmBisome is currently not available in China. Discussions for commercialization of Ampholipad in Latin America as well as North America and Europe are ongoing. Ampholipad is manufactured by Yung Shin Pharmaceuticals Ind. Co., Ltd., which is in compliance with GMP guidelines set forth by The Pharmaceutical Inspection Convention and Pharmaceutical Inspection Co-operation Scheme (PIC/S).

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

TLC599 and TLC399. Our TLC599 and TLC399 product candidates are manufactured by Yung Shin Pharmaceuticals, Ind. Co., Ltd (YSP), a Taiwan based, cGMP-compliant manufacturer and global supplier for a wide variety of injectable products. YSP is subject to regular inspection by the Taiwan Food and Drug Administration and regular audit by the United States FDA. In May 2018, we entered into a Clinical Manufacturing Agreement with Evonik, which operates a GMP-compliant facility located in the United States, as our supplier of TLC599 drug product for our planned pivotal clinical trial. We have planned for commercial supply of TLC599 to be manufactured by Evonik. Evonik has completed production of clinical batches as well as submission batches of TLC599. The facility is also subject to inspection by the United States FDA and the British health authority MHRA.

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

TLC590

We are initially developing TLC590 for the treatment of post-surgical pain management. Numerous post-operative pain treatments exist, including local analgesics, opioids and elastomeric pumps. We believe that EXPAREL, marketed by Pacira Pharmaceuticals, Inc., and Heron Therapeutics, Inc.’s product candidate HTX-011, an extended release formulation of bupivacaine and meloxicam which has an extended PDUFA date of May 12, 2021, are our most direct competitors with respect to TLC590. In addition, TLC590 will compete against other extended release products currently used for post-surgical pain management.

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

As of December 31, 2020, we had been granted 160 utility patents worldwide, including ten Taiwan patents, 14 United States patents, eight Japan patents, six New Zealand patents, eight China patents, five Australia patents, seven Korea patents, four Russian patents, six Hong Kong patents, four European patents, four South Africa patent four Canada patents and two Brazil patents. We also have 97 patent applications which are under review in the above major markets (including the United States, Europe, China, Korea and Japan) plus Taiwan, Australia, South Africa, India, Brazil, Mexico, Israel and Singapore jurisdictions, as well as 11 pending PCT patent application, relating to our product candidates. The patent terms for TLC599 and TLC399 extend into 2033 and the patent term for TLC178 extends into 2034. If issued, the patent term for TLC590 and additional patent families of TLC599 would extend into 2040 and 2039.

We own all of the patents and patent applications relating to our four lead product candidates.

TLC599

Our TLC599 intellectual property portfolio includes 12 issued patents and 13 patent applications. Our issued patents cover the methods of use of TLC599, were granted in the United States, Australia, New Zealand, Russia, Japan, China/Hong Kong, South Africa, South Korea and Taiwan, and are expected to expire in 2033. Our patent applications cover composition as well as methods of use of TLC599 and are pending and under review in the United States, South Africa, Taiwan, Singapore, Russia, Korea, Japan, India, Hong Kong, Europe, Canada and Brazil, with expected expiry dates of 2039.

TLC399

Our TLC399 intellectual property portfolio includes 95 issued patents and two patent applications. Our issued patents cover the composition of matter of TLC399, were granted in Taiwan, the United States, Canada, South Africa, Russia, New Zealand, Korea, Japan, Hong Kong, China, Australia and a series of European countries, and are expected to expire between 2029 and 2033. Our patent applications cover the composition of matter of TLC399.

TLC590

Our TLC590 intellectual property portfolio includes 29 patent applications which cover the composition of matter of TLC590, method of manufacturing and method of use of TLC590, and are pending, in the international phase of PCT applications and in Taiwan with expected expiry dates extending into 2040.

TLC178

Our material TLC178 intellectual property portfolio includes 33 issued patents and five patent applications. Our issued patents cover the composition of matter of TLC178, were granted in Taiwan, China/Hong Kong, Japan, Korea, Australia, the United States and European countries and expected to expire in 2034. Our patent applications cover the composition of matter of TLC178 and are pending and under review in the United States, India, Hong Kong, China and Brazil, with expected expiry dates of 2034.

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

The patent terms of our BioSeizer platform for TLC599 and TLC399 as well as their use in treatment including, but not limited to US 9,789,062, US 10,322, 086, US 8,956,600, US 9,987,360, US 10,058,616 and US 10,350,294 and that of composition claim for TLC178 including, but not limited to US 9,700,511 at least extend into 2033, 2029 and 2034, respectively. For TLC590, TLC399 and TLC599, the patent terms of novel composition claims and improved treatment method claims would extend into 2040, 2033 and 2039 respectively if issued.

In addition to patents, we have filed for trademark registration with the USPTO for “BioSeizer”, “NanoX”, “LipAD”, “Doxolipad”, “Delivering Hope for Life”, “tlc” with designs and “tlc Taiwan Liposome Company”. Furthermore, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our collaborators, employees and consultants and invention assignment agreements with our employees. We also have or intend to implement confidentiality agreements or invention assignment agreements with our collaborators and selected consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

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

Other Healthcare Laws and Regulations

Healthcare providers and third-party payors play a primary role in the recommendation and use of medical products and drug formulations that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

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

•

the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members, and, beginning in 2022, will require applicable manufacturers to report information regarding payments and other transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants, and certified nurse-midwives;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and their respective implementing regulations, which impose, among other things, specified requirements relating to the security, privacy and transmission of individually identifiable health information held by entities subject to HIPAA, such as health plans, health care clearinghouses and certain healthcare providers, and their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on their behalf, and their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

•

state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; and state laws governing the privacy and security of health information in certain circumstances, state and local laws that require the registration of pharmaceutical sales representatives; many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

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

There have been executive, judicial and Congressional challenges to certain aspects of the PPACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. Further, the Bipartisan Budget Act of 2018 (BBA), among other things, amended the PPACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On December 14, 2018, a Texas U.S. District Court Judge ruled that the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unknown when a decision will be made. Further, although the U.S. Supreme Court has not yet ruled on the constitutionality of the PPACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the PPACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the PPACA.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 with the exception of a temporary suspension from May 1, 2020 through March 31, 2021 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing the Trump administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

C. Organizational Structure

The following is a list of our subsidiaries:

Name	Country of Registration	Activity	Ownership Percentage
TLC Biopharmaceuticals, Inc.	United States	Active	100%
TLC Biopharmaceuticals B.V.	Netherlands	Active	100%
TLC Biopharmaceuticals, (H.K.) Limited	Hong Kong	Active	100%
TLC Biopharmaceuticals, (Shanghai) Limited	People's Republic of China	Active	100%	*
TLC Biopharmaceuticals Pty Ltd.	Australia	Active	100%
TLC Biopharmaceuticals Japan Co., Ltd.	Japan	Active	100%
TLC Holding Corp.	Cayman Islands	Active	100%
InspirMed Inc.	Cayman Islands	Active	51%	**
InspirMed Corp.	Republic of China (R.O.C.)	Active	100%	***

*	100% owned through TLC Biopharmaceuticals, (H.K.) Limited.

**   51% owned through TLC Holding Corp.

***  100% owned through InspirMed Inc.

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

Lease Premises	Term	Aggregate Square Footage
Second Floor, No. 3 Yuanqu Street, Nangang District, Taipei	April 1, 2017 to March 31, 2022	21,710 square feet
Seventh Floor, No. 3 Yuanqu Street, Nangang District, Taipei	May 1, 2020 to April 30, 2025	21,347 square feet
Eleventh Floor, No. 3 Yuanqu Street, Nangang District, Taipei	June 1, 2015 to May 31, 2021	3,500 square feet

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth in the Item 3.D. “Risk Factors” section of this Annual Report, our actual results could differ materially from the results described in or implied by these forward-looking statements. Please also see the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

A. Operating Results

Overview

We are a clinical-stage specialty pharmaceutical company dedicated to the development and commercialization of novel nanomedicines that combine our proprietary lipid-assembled drug delivery platform with approved APIs. We believe that our extensive experience with liposome science allows us to combine onset speed and benefit duration, and to improve API concentrations at target tissues while decreasing unwanted systemic exposures. Our BioSeizer lipid formulation technology is designed to enable both local sustained release and fast onset of APIs at the site of disease or injury with increased PK control, made possible by customization of lipid layers. BioSeizer is utilized in our main programs in pain management - TLC599 and TLC590, as well as TLC399.

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

Since our inception in November 1997 in Taiwan, we have invested most of our resources in developing our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. Our principal executive office and substantially all of our assets are located in Taiwan. Our revenue to date has consisted primarily of (1) royalties from product sales by our third-party licensees of our generic NanoX products, which are approved for sale only in Taiwan and Southeast Asia, and (2) revenue received from our collaborators, including upfront payments and milestone payments. We do not currently have any approved products outside of Taiwan and Southeast Asia and have never generated any revenue from sales of our proprietary product candidates. To date, we have funded our operations through public and private placements of equity securities, royalties received from our third party licensees, upfront payments and milestone payments received from our collaborators, funding from governmental bodies and interest income from investments. Through December 31, 2020 we had raised gross proceeds of NT$7.4 billion (US$264.0 million) from private and public offerings of equity securities, received aggregate gross payments of NT$ 671.5 million (US$23.9 million) from our collaborators, and received NT$ NT$178.7 million (US$6.4 million) in grants and incentives from governmental bodies related to our products and product candidates. Our common shares have been listed on TPEx since December 2012 and our ADSs have been listed on the NASDAQ Global Market since November 2018.

As of December 31, 2020, we had cash and cash equivalents of NT$1,342.7 million (US$47,816 thousand). Since inception, we have incurred significant operating losses. Our net losses were NT$901.6 million (US$29,454 thousand), NT$807.5 million (US$26,999 thousand) and NT$983.3 million (US$35,018 thousand), for the years ended December 31, 2018, 2019 and 2020, respectively. For the year ended December 31, 2020, we had a total comprehensive loss of NT$983.0 million (US$35,009 thousand) and an accumulated deficit of NT$2,700.0 million (US$96,153 thousand). We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance preclinical activities, manufacturing activities, clinical trials and also commercialization activities of our product candidates. In addition, we have incurred and expect to continue to incur additional costs associated with operating as a public company in the United States. Our expenses will also increase as we:

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

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months from the filing date of this Annual Report on Form 20-F. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution. Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs primarily through equity offerings and debt borrowings. Our future funding requirements will depend on and could increase significantly as a result of many factors.

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

The table below summarizes our research and development expenses incurred by program for the periods presented:

	Year ended December 31,
	2018		2019		2020		2020
	(in thousands)
Research and development expense by technology:
NanoX	NT	$79,897	NT	$73,494	NT	$37,688	US	$1,342
BioSeizer		388,508		479,167		690,601		24,594
Other		30,097		8,520		14,380		512
Indirect research and development expense:
Employee benefit expense (including share-based compensation)		245,138		208,551		161,571		5,754
Other indirect research and development expense		88,935		90,687		63,263		2,253
Total research and development expense	NT	$832,575	NT	$860,419	NT	$967,503	US	$34,455

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

We anticipate that our general and administrative expenses will increase in the future as we expect to hire experienced persons to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, insurance and investor and public relations expenses associated with being a U.S. reporting company.

Other Income (Expense)

As a Taiwanese company that conducts extensive research and development activities, we benefit from various governmental subsidies. These subsidies generally aim to partly reimburse approved expenditures incurred in our research and development efforts. The ROC government has awarded us three subsidies in connection with our clinical development of TLC399 and TLC590 totaling NT$42,100 thousand (US$1,499 thousand) and NT$19,757 thousand (US$704 thousand), respectively.

Government Subsidy Income

We recognize government subsidy income in accordance with our progress in TLC399 and TLC 590 clinical development pursuant to our agreements with the Institute for Information Industry which are made on behalf of the MOEA. We also recognize government subsidy income from the Australian government for our research and development activities.

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

Comparison of the Years Ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019		2020		2020		Change		Change
	(in thousands)
Operating revenue	NT	$209,140	NT	$101,928	US	$3,630	NT	$(107,212)	US	$(3,818)
Operating expense
General and administrative expenses		(166,377)		(145,769)		(5,191)		20,608		734
Research and development expenses		(860,419)		(967,503)		(34,455)		(107,084)		(3,814)
		(1,026,796)		(1,113,272)		(39,646)		(86,476)		(3,080)
Other income and expenses		16,049		28,234		1,005		12,185		434
Operating loss		(801,607)		(983,110)		(35,011)		(181,503)		(6,464)
Non-operating income and expenses:
Interest income		7,399		1,193		42		(6,206)		(221)
Other gains and losses		14,462		16,791		598		2,329		83
Finance costs		(23,656)		(17,051)		(607)		6,605		235
Total non-operating income and expenses		(1,795)		933		33		2,728		97
Loss before income tax		(803,402)		(982,177)		(34,978)		(178,775)		(6,367)
Income tax expense		(4,120)		(1,132)		(40)		2,988		106
Net loss		(807,522)		(983,309)		(35,018)		(175,787)		(6,261)
Other comprehensive income (loss)
Remeasurement arising on defined benefit plans		(211)		(682)		(24)		(471)		(17)
Financial statement translation differences of foreign operations		(2,571)		944		33		3,515		125
Total other comprehensive income (loss)		(2,782)		262		9		3,044		108
Total comprehensive loss	NT	$(810,304)	NT	$(983,047)	US	$(35,009)	NT	$(172,743)	US	$(6,153)

Revenue

For the years ended December 31, 2019 and 2020, our revenues were NT$209.1 million and NT$101.9 million (US$3.6 million), respectively, primarily consisting of up-front payments and milestone payments under authorization collaboration and development contracts and royalty revenues related to sales of our generic products by our third-party licensees. The decrease was mainly due to the milestone payment received was a lower amount than previous milestone payment amounts.

Operating Income and Expenses

General and Administrative Expenses

For the years ended December 31, 2019 and 2020, our general and administrative expenses were NT$166.4 million and NT$145.8 million (US$5.2 million), respectively. The decrease in general and administrative expenses year-over-year of NT$20.6 million (US$0.7 million), compared to 2019, due primarily to the decrease in professional service expenses, director and officer insurance expenses, travel expenses and share-based compensation expenses.

Research and Development Expenses

For the years ended December 31, 2019 and 2020, our research and development expenses were NT$860.4 million and NT$967.5 million (US$34.5 million), respectively. The increase in research and development expenses year-over-year of NT$107.1 million (US$3.8 million) was primarily due to increased clinical trial activities and product candidate manufacturing activities in connection with the development of our product candidate pipeline.

Non-Operating Income and Expenses

For the years ended December 31, 2019 and 2020, non-operating income and expenses were expenses of NT$1.8 million and revenue of NT$0.9 million (US$0.03 million), respectively. The increase in non-operating income and expenses year-over-year of NT$2.7 million (US$0.1 million) was primarily due to an increase in net currency exchange gain and a decrease in interest expenses, offset in part by a decrease in interest income.

Total Other Comprehensive Income (Loss)

For the years ended December 31, 2019 and 2020, total other comprehensive income (loss) were other comprehensive loss of NT$2.8 million and total other comprehensive income of NT$0.3 million (US$9 thousand), respectively. The changes in total other comprehensive income (loss) year-over-year of NT$3.0 million (US$108 thousand) from loss to income was primarily due to foreign currency translation income as a result of the translation of our assets, liabilities, and results of operations into NT dollars using the relevant foreign currency exchange rates.

Comparison of the Years Ended December 31, 2018 and 2019

The following table summarizes our results of operations for the years ended December 31, 2018 and 2019:

	Year ended December 31,
	2018		2019		2019		Change		Change
	(in thousands)
Operating revenue	NT	$62,324	NT	$209,140	US	$6,992	NT	$146,816	US	$4,909
Operating expense
General and administrative expenses		(147,743)		(166,377)		(5,562)		(18,634)		(623)
Research and development expenses		(832,575)		(860,419)		(28,767)		(27,844)		(931)
		(980,318)		(1,026,796)		(34,329)		(46,478)		(1,554)
Other income and expenses		26,228		16,049		536		(10,179)		(340)
Operating loss		(891,766)		(801,607)		(26,801)		90,159		3,015
Non-operating income and expenses:
Interest income		2,453		7,399		247		4,946		165
Other gains and losses		(1,508)		14,462		484		15,970		534
Finance costs		(9,886)		(23,656)		(791)		(13,770)		(460)
Total non-operating income and expenses		(8,941)		(1,795)		(60)		7,146		239
Loss before income tax		(900,707)		(803,402)		(26,861)		97,305		3,254
Income tax expense		(867)		(4,120)		(138)		(3,253)		(109)
Net loss		(901,574)		(807,522)		(26,999)		94,052		3,145
Other comprehensive income (loss)
Remeasurement arising on defined benefit plans		(527)		(211)		(7)		316		11
Financial statement translation differences of foreign operations		(727)		(2,571)		(86)		(1,844)		(62)
Total other comprehensive loss		(1,254)		(2,782)		(93)		(1,528)		(51)
Total comprehensive loss	NT	$(902,828)	NT	$(810,304)	US	$(27,092)	NT	$92,524	US	$3,094

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

B. Liquidity and Capital Resources

Since our inception in 1997, we have invested most of our resources in developing our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. We do not currently have any approved products outside of Taiwan and Southeast Asia and have never generated any revenue from sales of our proprietary product candidates. To date, we have funded our operations through public and private placements of equity securities, royalties received from our third-party licensees, upfront payments and milestone payments received from our collaborators, funding from governmental bodies and interest income from investments. Through December 31, 2020, we had raised gross proceeds of NT$7.4 billion (US$264.0 million) from private and public offerings of equity securities, received aggregate gross payments of NT$ 671.5 million (US$23.9 million) from our collaborators, and received NT$178.7 million (US$6.4 million) in grants and incentives from governmental bodies related to our products and product candidates. We may seek future funding based on the need of capital. We are able to exercise discretion and flexibility to deploy our capital resources in the progress of the research and development according to the schedule of fund raising.

We entered into a loan and security agreement (First LSA) on June 14, 2018 with Cathay Bank (Cathay). Pursuant to the First LSA, we borrowed an aggregate of US$12.0 million. On November 1, 2018, we repaid the US$12.0 million outstanding under the First LSA, plus US$57 thousand in accrued interest, and the First LSA was terminated.

We entered into a second LSA (Second LSA) on December 27, 2018 with Cathay, as amended on April 25, 2019 and June 18, 2020. Pursuant to the Second LSA, we borrowed an aggregate of US $12.0 million. As of December 31, 2020, NT$341.8 million (US$12.0 million) was outstanding under the Second LSA. Amounts borrowed under the facility can be prepaid at any time, without penalty, prior to the June 30,

2023 maturity date, at which time all amounts borrowed will be due and payable. No amounts repaid can be re-borrowed. The terms of the Second LSA, as amended on June 18, 2020, require us to make 24 equal monthly payments of principal plus accrued interest starting on July 31, 2021. The Cathay loan currently bears interest at the floating rate of prime, at a minimum of 4%. The Cathay loan is secured by a lien covering substantially all of our assets, but excluding our intellectual property (except rights to payment from the sale, licensing or disposition of such intellectual property).

On March 1, 2019, we entered into a commercialization agreement with Hong Kong Sansheng Medical Limited (3SBio) to commercialize two liposomal products utilizing our NanoX technology platform in mainland China, excluding Hong Kong and Macau (Territory). Under the terms of the agreement, we received an upfront payment in March 2019, a milestone payment in November 2020 and are eligible to receive further development and sales milestones for a total of up to US$25 million. In addition, we are also eligible to receive double-digit profit shares from the potential sales of products. We and 3SBio will be jointly responsible for obtaining regulatory approvals for the products in the Territory. We will manufacture the products on our own cost. 3SBio will be responsible for importing, promoting, marketing, selling and distributing the products in the Territory at its own responsibilities and expenses.

Contractual obligations

The tables below summarize our contractual obligations as of December 31, 2020:

	Payments due by period less than
	Total	1 year	1–3 years	3–5 years	More than 5 years
	(in thousands of NT$)
Lease commitments	69,596	26,299	29,491	13,806	—
Debt obligation	637,907	148,065	402,522	62,163	25,157
Total	707,503	174,364	432,013	75,969	25,157

	Payments due by period less than
	Total	1 year	1–3 years	3–5 years	More than 5 years
	(in thousands of US$)
Lease commitments	2,479	937	1,050	492	—
Debt obligation	22,718	5,273	14,335	2,214	896
Total	25,197	6,210	15,385	2,706	896

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

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,
	2018		2019		2020		2020
	(in thousands)
Net cash used in operating activities	NT	$(686,039)	NT	$(777,562)	NT	$(875,190)	US	$(31,167)
Net cash provided by (used in) investing activities		(368,764)		252,191		(35,443)		(1,263)
Net cash provided by financing activities		911,713		744,008		1,228,137		43,737
Effect on foreign currency exchange		(1,139)		(2,247)		1,289		46
Net decrease in cash and cash equivalents	NT	$(144,229)	NT	$216,390	NT	$318,793	US	$11,353

Net Cash Used in Operating Activities

Operating activities used NT$686.0 million, NT$777.6 million and NT$875.2 million (US$31.2 million) of cash in the years ended December 31, 2018, 2019 and 2020, respectively. The net cash used in operating activities for each year related to increased payments for clinical trial activities and product candidate manufacturing activities in connection with the development of our product candidate pipeline, partly offset by authorization collaboration and development revenue received.

Net Cash Used in Investing Activities

Investing activities used NT$368.8 million of cash in the years ended December 31, 2018 and provided by NT$252.2 million of cash in the years ended December 31, 2019, and used NT$35.4 million (US$1.3 million) of cash in the years ended December 31, 2020, respectively. The net cash used in (provided by) investing activities for each period mainly related to the acquisition (disposal) of current financial assets at amortized cost and the purchases of property, plant and equipment.

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

Investing activities used NT$35.4 million (US$1.3 million) of cash in 2020. The net cash used in investing activities for the year mainly related to the purchases of property, plant and equipment of NT$32.5 million (US$1.2 million) and intangible assets of NT$1.9 million (US$0.1 million).

Net Cash Provided by Financing Activities

Our net cash flows provided by financing activities decreased from NT$911.7 million to NT$744.0 million for the years ended December 31, 2018 and 2019 and increased to NT$1,228.1 million (US$43.7 million) for the year ended December 31, 2020, respectively.

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

During the year ended December 31, 2020, net cash provided by financing activities consisted primarily of net cash proceeds of NT$680.0 million (US$24.2 million) from the result of our June 2020 financing in Taiwan, and proceeds of NT$599.9 million (US$21.4 million) from long-term borrowing.

Credit Arrangements

We entered into a long-term loan contract with Taiwan Cooperative Bank in September 2015 in the amount of NT$37.8 million with a 1.85% interest rate (fixed interest rate through September 1, 2018, after which it becomes the minimum interest rate). The contract period is from September 2015 to September 2035. Interest is payable monthly for the first three years and payable monthly with an equal amount of principal starting in the fourth year. On December 31, 2020, NT$33.4 million (US$1.2 million) was outstanding under the agreement.

Also, in September 2015, we entered into a mid-term loan contract with Taiwan Cooperative Bank in the amount of NT$34.0 million with a floating interest rate initially set at 1.98%. As of December 31, 2018, 2019, the applicable interest rates were both 1.85% and as of December 31, 2020, the applicable interest rates were 1.80%. The contract period is from September 2015 to September 2022. Interest is payable monthly for the first two years and payable semiannually with 5% of the principal beginning in September 2017. The remaining 50% of the principal is due at maturity. Both the long-term loan contract and the mid-term loan contract provided certain of our land and buildings as collateral. On December 31, 2020, NT$22.1 million (US$0.8 million) was outstanding under the agreement.

On November 2, 2017, we entered into a short-term loan revolving contract with Taiwan Cooperative Bank in the amount of NT$16.0 million (US$0.6 million) with a 1.95% interest rate. The contract period is from December 30, 2019 to December 30, 2020. Interest is payable monthly. On December 31, 2020, NT$16.0 million (US$0.6 million) was outstanding under the agreement.

On June 14, 2018, we entered into the First LSA with Cathay for $12.0 million. We repaid the $12.0 million outstanding under the First LSA, including all $57 thousand of accrued interest, on November 1, 2018 and the First LSA was terminated.

We entered into the Second LSA on December 27, 2018 with Cathay, as amended on April 25, 2019 and June 18, 2020. Pursuant to the Second LSA, we borrowed an aggregate of US$12.0 million. Amounts borrowed under the facility can be prepaid at any time, without penalty, prior to the June 30, 2023 maturity date, at which time all amounts borrowed will be due and payable. No amounts repaid can be re-borrowed. The terms of the Second LSA require us to make 24 equal monthly payments of principal plus accrued interest starting on July 31, 2021. The Cathay loan currently bears interest at the floating rate of prime, at a minimum of 4%. The Cathay loan is secured by a lien covering substantially all of our assets, but excluding our intellectual property (except rights to payment from the sale, licensing or disposition of such intellectual property). Under the Second LSA, Cathay has the right to demand, among other things, that we repay the outstanding loan early if we violate either of the following two covenants: (i) maintain an adjusted quick ratio (Adjusted Quick Ratio) of at least 2.25 to 1.00 and (ii) maintain an adjusted tangible net worth (Adjusted Tangible Net Worth) no less than US$12 million as of the last day of each quarter on a consolidated basis. Adjusted Quick Ratio means a ratio of cash and cash equivalents plus net trade receivables to the amount of principal payments owing to Cathay under this contract for the next 12 months plus all other current liabilities. In addition, the definition of “Adjusted Quick Ratio” was amended to exclude lease liabilities recognized under IFRS 16. Adjusted Tangible Net Worth means the difference between the value of our capital stock, partnership interests, or limited liability company interests, minus intangible assets, plus deferred revenue. We were in compliance with our loan covenants as of December 31, 2018, 2019 and 2020.

On May 27, 2020, we entered into a long-term loan and security agreement with a non-financial institution in the amount of NT$95 million (US$3.4 million). The contract period is from May 2020 to May 2022. The principal and interest are amortized and repaid monthly. On December 31, 2020, NT$67.0 million (US$2.4 million) was outstanding under the agreement.

On October 23, 2020, we entered into a loan agreement of NT$120.0 million (US$4.3 million) with Chang Hwa Commercial Bank with a 1.78% interest rate. The loan period is 5 years with 1 year grace period. The interest is payable for the first year and payable monthly along with the same amount of principle starting from the second year through the fifth year. The Small & Medium Enterprise Credit Guarantee Fund of Taiwan provides 80% of the guarantee, and our Chairman, Keelung Hong, provides the guarantee as well. On December 31, 2020, NT$120.0 million (US$4.3 million) was outstanding under the agreement.

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

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months from the filing date of this Annual Report on Form 20-F. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors, including their ages as of December 31, 2020.

Name	Age	Position(s)
Executive Officers:
Keelung Hong, Ph.D.	77	Chief Executive Officer, Founder and Chairman
George Yeh, M.B.A.	48	President
George Spencer-Green, M.D., M.S.	74	Chief Medical Officer
Thomas H. Bliss, Jr., M.B.A.	54	Chief Business Officer
Carina Chen, M.B.A.	40	Director in Finance and Administration
Yunlong Tseng, Ph.D.	54	Vice President, Research & Development
Vincent Chang, Ph.D.	66	Vice President of Manufacturing Development
Non-Executive Directors:
Beatrice Liu, Ph.D.	56	Director
Shieh-Shung Tom Chen, Ph.D.	69	Director
May Kang, M.B.A.	50	Director
Horng-Dar Lin, LL.M.	52	Director
Chan Yu Lee (representing Chang Xiang Investment Company, Ltd.).	49	Director
Moun-Rong Lin, M.B.A.	65	Director

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

Thomas H. Bliss, Jr., M.B.A. Mr. Bliss joins TLC following interim roles in cellular therapy, drug delivery and combination therapy where he led efforts to confirm research outcomes and partner the various technologies. Earlier in his career, he ran business-development functions at Amgen and Baxter. While at Amgen, Mr. Bliss created International Licensing, ran M&A and built an entire department within Research called China/India Research Activities with over 200 contributors and a budget of over $35 million. While at Baxter, Mr. Bliss completed antibody licenses with Cambridge Antibody Technologies (later acquired by AstraZeneca) and Dyax (later acquired by Shire/Takeda) and accelerated the conversion of the plasma-derived portfolio recombinant alternatives. Mr. Bliss gained experience in licensing and business development at Johnson & Johnson after receiving his MBA from Wharton School of the University of Pennsylvania and his BA from Dartmouth College.

Carina Chen, M.B.A. Ms. Chen has served as our Director in Finance and Administration since August 2020. Prior to that, Ms. Chen served as our controller from 2017 to 2020. Before joining us, Ms. Chen served as deputy controller at SemiLEDs Corporation, a manufacturer of ultra-high brightness LED chips, from 2014 to 2017. Before that, Ms. Chen served in audit function at Deloitte Taiwan and San Jose, CA office gaining experience in audit, accounting and finance, including IFRS, US GAAP, PCAOB standards and internal control compliance. Ms. Chen received her MBA and Bachelors from the National Taiwan University in Taipei, Taiwan. She is a Certified Public Accountant licensed in the United States.

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

Horng-Dar Lin, LL.M. Mr. Lin has served as a member of our board of directors since 2020. Mr. Lin has more than 10 years of industry experience and leadership. Mr. Lin has been Chairman of AP Biosciences, Inc. since January 2019 and Director of Cho Pharma, Inc. since March 2021. Mr. Lin served as President of Cho Pharma, Inc. from August 2019 to March 2021 and Chairman of Tanvex BioPharma, Inc. from December 2018 to May 2020. Previously, Mr. Lin was a Partner of Winston & Strawn LLP, an international law firm, from March 2014 to March 2017. From 2013 to 2014, Mr. Lin was a sole practitioner at Sovereign Law Office, a law firm which he founded. From 2010 to 2013, Mr. Lin was a Vice President and special assistant to Chairman at Hon Hai Precision Ind. Co., Ltd. (aka Foxconn Group), a contract manufacturing company. From 2006 to 2009, he was a senior attorney at the international law firm of Finnegan, Henderson, Farabow, Garrett & Dunner, LLP. From 2000 to 2005, Mr. Lin was a Judge at Taiwan Taipei District Court. Mr. Lin earned his LL.M. from Columbia Law School and Soochow University in Taipei, Taiwan, and Bachelor’s degree in Chemistry from National Taiwan University in Taipei, Taiwan.

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

B. Compensation.

The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, executive officers and non-employee directors for services in all capacities to us and our subsidiaries for the year ended December 31, 2020, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2020 to provide pension, retirement or similar benefits to, our directors, executive officers and non-employee directors.

For the year ended December 31, 2020, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was $43,085,510.

During the year ended December 31, 2020, we had no performance based compensation programs. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of $751,018 in the year ended December 31, 2020.

During the year ended December 31, 2020, we granted options to purchase an aggregate of 277,500 ADSs under our 2020 Employee Stock Option Issuance and Share Subscription Plan (2020 Plan), to our directors and executive officers. All such options had a weighted average exercise price of $59.4 and have an expiration date of five years from the grant date. As of December 31, 2020, members of our board of directors or executive officers held options to purchase an aggregate of 487,500 ADSs. No options were exercised by any members of our board of directors or executive officers during the year ended December 31, 2020.

Executive Officer Compensation

Our executive officers were awarded or earned the following compensation for the year ended December 31, 2020 for serving as our executive officers:

Name and Principal Position	Year	Salary (NT$)	Bonus (NT$)	Stock Award (NT$)	Option Award(1) (NT$)	All Other Compensation (NT$)		Total (NT$)
Keelung Hong Chief Executive Officer	2020	8,315,600			2,121,204	214,730	(2)	10,651,534
George Yeh President	2020	7,312,848			2,121,204	225,710	(3)	9,659,762
George Spencer-Green Chief Medical Officer	2020	6,975,240			707,068			7,682,308
Yunlong Tseng Vice President, Research & Development	2020	3,656,660			1,237,369	108,000	(4)	5,002,029
Carina Chen Director in Finance and Administration	2020	1,856,000			1,060,602	42,300	(4)	2,958,902
Tom Bliss Chief Business Officer	2020	1,663,375			1,325,753	52,278	(2)	3,041,406
Vincent Chang Vice President in Manufacturing	2020	2,744,200			1,237,369	108,000	(4)	4,089,569

(1)

Amounts reported represent the aggregate grant date fair value of stock option granted to the executive officer during fiscal year ended December 31, 2020 under our 2020 Plan computed in accordance with IFRS 2. The valuation assumptions used in calculating the fair value of the stock option is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-based Compensation.” This amount does not reflect the actual economic value that may be realized by the executive officer.

(2)	Includes contributions paid by us to the executive officer’s U.S. 401(k) plan.
(3)	Includes (a) NT$117,710 paid by us to Mr. Yeh’s U.S. 401(k) plan and (b) NT$108,000 contributed by us to Mr. Yeh’s pension account.
(4)	Includes contributions by us to the executive officer’s pension account.

Equity Awards

During the fiscal year ended December 31, 2020, our board of directors issued the following stock options to our executive officers pursuant to our 2020 Option Arrangements:

Name	Issuance Date	Number of Securities Underlying Stock Options	Exercise Price Per Share (NT$)	Vesting Conditions
Keelung Hong, Ph.D.	November 27, 2020	120,000	59.40	(1)
George Yeh, M.B.A.	November 27, 2020	120,000	59.40	(1)
George Spencer-Green, Ph.D.	November 27, 2020	40,000	59.40	(1)
Thomas H. Bliss, Jr., M.B.A.	November 27, 2020	75,000	59.40	(1)
Carina Chen, M.B.A.	November 27, 2020	60,000	59.40	(1)
Yunlong Tseng, Ph.D.	November 27, 2020	70,000	59.40	(1)
Vincent Chang, Ph.D.	November 27, 2020	70,000	59.40	(1)

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

Option Grants

We have made grants of options to our employees pursuant to our 2013 First Employee Stock Option Issuance and Share Subscription Plan (2013 Plan), 2014 Employee Stock Option Issuance and Share Subscription Plan (2014 Plan), 2015 Employee Stock Option Issuance and Share Subscription Plan (2015 Plan), 2018 Employee Stock Option Issuance and Share Subscription Plan (2018 Plan) and 2020 Plan (collectively, the Option Arrangements). Each of the Option Arrangements provides that options may be granted for a period of one year following its adoption, and provides for a pool for grants of 1,760,000 common shares, 1,800,000 common shares, 1,800,000 common shares, 1,800,000 common shares and 2,000,000 common shares, respectively. Options granted pursuant to the Option Arrangements vest at the rate of 50% on the second anniversary of grant, with the remainder vesting in equal monthly installments over the remaining two years. Vested options may be exercised during their term and for varying periods following termination of service, depending on the reason for termination. Options will be adjusted to account for any changes in capitalization or certain other corporate events and are not transferable (but may be exercised by the individual’s heirs in the case of death, to the extent vested at the time of death).

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

Director Compensation

We provide only cash compensation to our non-executive directors for the time and effort necessary to serve as a member of our board of directors. Historically we have paid each director an annual cash retainer of NT$120,000 for serving on our board and an additional NT$10,000 for each meeting he or she attends, whether in person or by video conference. In February 2021, we have revised the compensation to cash retainer of NT$30,000 per month for serving on our board and an additional NT$6,000 for each meeting he or she attends, whether in person or by video conference. Our directors do not receive additional cash retainers for serving on the compensation committee or for serving as the chairperson of our board of directors our any committee of the board. The compensation of the non-executive directors is determined by our board as a whole based on a recommendation of the compensation committee, and based on a review of current practices in other companies.

2020 Director Compensation Table

The following table sets forth information regarding the compensation earned by our non-executive directors for service on our board of directors during the year ended December 31, 2020. Dr. Hong also served on our board of directors but did not receive any additional compensation for his service as a director and therefore is not included in the table below.

Name	Fees Earned in Cash (NT$)	All Other Compensation (NT$)	Total (NT$)
Shieh-Shung Tom Chen, Ph.D.	200,000	—	200,000
May Kang, M.B.A.	200,000	—	200,000
Chan Yu Lee (representing Chang Xiang Investment Company, Ltd.).	200,000	—	200,000
Moun-Rong Lin, M.B.A.	200,000	—	200,000
Beatrice Liu, Ph.D.	200,000	—	200,000
Horng-Dar Lin, LL.M.	176,552	—	176,552

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

Name	Grant Date	Number of Shares Underlying Outstanding Stock Option	Exercise Price per Share (NT$)	Stock Option Expiration Date
Keelung Hong, Ph.D.	November 27, 2020	120,000	$59.40	November 27, 2025
	June 29, 2018	100,000	$97.60	June 29, 2023
George Yeh, M.B.A.	November 27, 2020	120,000	$59.40	November 27, 2025
	June 29, 2018	100,000	$97.60	June 29, 2023
George Spencer-Green, Ph.D.	November 27, 2020	40,000	$59.40	November 27, 2025
	March 7, 2019	75,000	$95.80	March 7, 2024
Nicole Lin, M.B.A.	November 27, 2020	60,000	$59.40	November 27, 2025
Yunlong Tseng, Ph.D.	November 27, 2020	70,000	$59.40	November 27, 2025
	June 29, 2018	65,000	$97.60	June 29, 2023
Vincent Chang, Ph.D.	November 27, 2020	70,000	$59.40	November 27, 2025
Thomas H. Bliss, Jr., M.B.A.	November 27, 2020	75,000	$59.40	November 27, 2025

The following table summarizes, as of the date of this Annual Report, outstanding restricted stock purchased by our executive officers under our 2017 RS Regulations and 2014 RS Regulations. We have not issued any shares of restricted stock to our directors.

Name	Issuance Date	Number of Shares of Restricted Stock	Purchase Price Per Share (NT$)	Vesting Conditions
Keelung Hong, Ph.D.	November 16, 2017	32,000	10.00	(1)
	August 21, 2014	35,000	10.00	(2)
George Yeh, M.B.A.	November 16, 2017	32,000	10.00	(1)
	August 21, 2014	32,000	10.00	(2)
Carina Chen, M.B.A.	November 16, 2017	10,000	10.00	(1)
Yunlong Tseng, Ph.D.	November 16, 2017	24,000	10.00	(1)
	August 21, 2014	20,000	10.00	(2)

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

Other Programs

Pursuant to our Articles of Incorporation, we must distribute a certain percentage of earnings we have at the end of each fiscal year to our employees and directors after first reserving the amount to make up any prior accumulated losses. Specifically, up to 2% of our distributable earnings must be distributed as compensation to directors and between 2% and 8% of distributable earnings must be distributed to employees as employee bonuses. Additionally, if any of our subsidiaries meets certain requirements, its employees are also entitled to receive a portion of the employee bonuses. As of December 31, 2020, we had an accumulated deficit and did not accrue employees bonuses or directors compensation. We do not expect to be profitable in the near term, and may never be profitable, and, accordingly, do not anticipate paying such compensation or bonuses in the foreseeable future.

C. Board Practices

Composition of Our Board of Directors

Our board of directors is currently comprised of seven members.

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

D. Employees

As of December 31, 2020, we had 112 full-time employees, of which 108 employees are located in Taiwan.

None of our employees are subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relationship with our employees to be good. At each date shown, we had the following number of employees, broken out by department and geography.

	As of December 31,
	2020	2019	2018
Function:
Research and development	84	92	128
General and administrative	28	29	33
Total	112	121	161

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B-Compensation” and “Item 7.A-Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2020 for:

•

each beneficial owner of 5% or more of our outstanding common shares determined as of December 31, 2020, which was the most recent record date of our common shares under applicable procedures in Taiwan (upon which basis we are able to ascertain whether or not a holder otherwise not affiliated with us may be above the 5% threshold);

•	each of our executive officers and directors; and
•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2020. Percentage ownership calculations are based on 84,154,934 common shares outstanding as of December 31, 2020.

As of December 31, 2020, to the best of our knowledge, approximately 14,526,384 common shares (including common shares in the form of ADSs), or 17.26% of our outstanding common shares as of such date, were held by eight shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose common shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Executive Officers and Directors:
Keelung Hong, Ph.D.(1)	2,045,517	2.4%
George Yeh, M.B.A.(2)	1,430,417	1.7%
George Spencer-Green, M.D., M.S.	—	*
Carina Chen, M.B.A.(3)	16,213	*
Yunlong Tseng, Ph.D.(4)	277,532	*
Horng-Dar Lin, LL.M.	—	*
Thomas H. Bliss, Jr., M.B.A.	—	*
Vincent Chang, Ph.D.	—	*
Shieh-Shung Tom Chen, Ph.D. (5)	769,326	*
May Kang, M.B.A.	—	*
Chang Xiang Investment Company, Ltd (represented by Chan Yu Lee)(6)	659,431	*
Moun-Rong Lin, M.B.A.(7)	1,409,327	1.7%
Beatrice Liu, Ph.D.	—	*
All current executive officers and directors as a group (13 persons)	6,607,763	7.8%
5% Or Greater Shareholders
Chang-Hai Lin(8)	4,962,946	5.9%

*	Represents beneficial ownership of less than one percent.
(1)

Consists of (A) 1,844,453 common shares, (B) 52,200 ADSs and (C) 96,664 common shares issuable upon the exercise of stock options granted to Dr. Hong that are exercisable within 60 days of December 31, 2020.

(2)	Consists of (A) 1,333,753 common shares and (B) 96,664 common shares issuable upon the exercise of stock options granted to Mr. Yeh that are exercisable within 60 days of December 31, 2020.
(3)	Consists solely of 16,213 common shares.
(4)	Consists of (A) 214,200 common shares and (B) 63,332 common shares issuable upon the exercise of stock options granted to Dr. Tseng that are exercisable within 60 days of December 31, 2020.
(5)	Consists solely of 769,326 common shares.
(6)	Consists of (A) 653,269 common shares held by Chang Xiang Investment Company, Ltd. and (B) 6,162 common shares held by Chan Yu Lee (representative of Chang Xiang Investment Company, Ltd.).
(7)	Consists of solely 1,409,327 common shares.
(8)	Consists of solely 4,962,946 common shares held by Chang-Hai Lin. This information is based on his most recently filed Schedule 13G.

B. Related Party Transactions.

Since January 1, 2020, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

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

Item8. Financial Information

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

Item9. The Offer and Listing.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our common shares or ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our common shares or ADSs pursuant to this offering and hold such common shares or ADSs as capital assets. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our common shares or ADSs as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our common shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences, or the special tax accounting rules in Section 451(b) of the Code.

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

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2019 and 2020 tax years. Because the calculation of the value of our assets after this offering may be based in part on the value of our common shares or ADSs, which may fluctuate considerably, there can be no assurance that we will not be a PFIC in future taxable years including our current taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (IRS) will agree with our conclusion and that the IRS would not assert a contrary position. Our status as a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that are unclear in some respects and subject to varying interpretations. In particular, the composition of our assets and income may depend in part on our current and intended future business plans, which are subject to change, and how, and how quickly, we spend the cash we raise in any offering. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status for our past, present or future taxable years.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares or ADSs and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non- U.S. subsidiaries.

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

Distributions on and proceeds from the sale or other disposition of our common shares or ADSs may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

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

Interest Rate Risk

As of December 31, 2020, we had cash and cash equivalents of NT$1,342.7 million (US$47.8 million). Our exposure to interest rate sensitivity is impacted by changes in the underlying Taiwanese and U.S. bank interest rates. Our surplus cash and cash equivalents have been invested in interest-bearing savings and time deposit accounts from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

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

As of December 31, 2020, we also had short-term borrowings of NT$16 million (US$0.6 million) and long-term borrowings of NT$584.3 million (US$20.8 million). We primarily enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We have not entered into any interest rate swaps, caps or any contracts hedge to modify our exposure to interest rate movements. At December 31, 2020, if interest rates had been 0.2% higher/lower with all other conditions held constant, net loss for the year ended December 31, 2020 would have been NT$1,201 thousand (US$43 thousand) higher/lower.

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

As of December 31, 2020, we had bank deposits denominated in U.S. dollars of US$8.7 million. As of December 31, 2020, we also had other payables denominated in U.S. dollars and Australian dollars of US$18.5 million and of AU$1.5 million, respectively. We use the policy of natural hedging to reduce our foreign exchange exposure arising out of changes in the rates of exchange among the U.S. dollar and Australian dollars. Based on a sensitivity analysis performed on our financial position as of December 31, 2020, a hypothetical, unfavorable 1% movement in the levels of foreign currency exchange rates relative to the NT dollar, after taking into account offsetting positions, would have increased our net unrealized losses by NT$2,867 thousand (US$102 thousand).

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

A. Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Vice President of Finance and Administration, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2020. Based on such evaluation, our Chief Executive Officer and Vice President of Finance and Administration have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Vice President of Finance and Administration, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of our internal control over financial reporting based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Audit Committee is comprised of four of our non-executive directors, Dr. Liu, Ms. Kang, Dr. Tom Chen and Mr. Lin. The audit committee consists exclusively “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. Ms. Kang serves as chair of this committee. Our Board has determined that Dr. Liu is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers, Taiwan has served as our independent registered public accountant since 2002 and has audited our consolidated financial statements for the years ended December 31, 2020, 2019 and 2018, which appear elsewhere in this Annual Report.

The following table shows the aggregate fees for services rendered by PricewaterhouseCoopers, Taiwan to us and our subsidiaries, in the fiscal years ended December 31, 2020 and 2019.

	Year Ended December 31,
	2019		2020
	(in thousands)
Fee Category
Audit fees	NT$	10,623	NT$	7,963	US$	284
Tax fees		372		522		19
All other fees		353		1,082		39
Total		$11,348		$9,567		$342

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements.

See pages F-1 through F-70 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Incorporation of Taiwan Liposome Company, Ltd. (English translation).	F-1/A	333-223090	3.1	9/17/2018

2.1	Form of Deposit Agreement (incorporated by reference to Exhibit (a) to the Registrant’s Amendment No. 2 to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on November 9, 2018).	F-1/A	333-223090	2.1	11/14/2018

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1/A	333-223090	2.2	11/14/2018

2.3	Description Of Securities Registered Under Section 12 of the Exchange Act.	20-F	001-38746	2.3	3/10/2020

4.1†	2013 Employee Stock Option Issuance and Share Subscription Plan of Taiwan Liposome Company, Ltd. (English translation).	F-1	333-223090	10.1	2/16/2018

4.2†	2014 Employee Stock Option Issuance and Share Subscription Plan of Taiwan Liposome Company, Ltd. (English translation).	F-1	333-223090	10.2	2/16/2018

4.3†	2015 Employee Stock Option Issuance and Share Subscription Plan of Taiwan Liposome Company, Ltd. (English translation).	F-1	333-223090	10.3	2/16/2018

4.4†	2014 Regulations on the Issuance of New Employee Restricted Stock (English translation).	F-1	333-223090	10.4	2/16/2018

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.5†	2017 Regulations on the Issuance of New Employee Restricted Stock (English translation).	F-1	333-223090	10.5	2/16/2018

4.6	Lease Agreement by and between Taiwan Liposome Company, Ltd. and Mercuries Life Insurance Company Ltd., dated March 29, 2017 (English translation).	F-1	333-223090	10.6	2/16/2018

4.7	Lease Agreement by and between Taiwan Liposome Company, Ltd. and Yi Kuan Technology Company Ltd., dated May 5, 2015 (English translation).	F-1	333-223090	10.7	2/16/2018

4.8*	Lease Agreement by and between Taiwan Liposome Company, Ltd. and China Life Insurance Co., Ltd., dated April 1, 2020 (English translation).

4.9	Loan and Security Agreement, by and among Taiwan Liposome Company, Ltd., TLC Biopharmaceuticals, Inc. and Cathay Bank, dated December 27, 2018.	6-K	001-38746	10.1	1/3/2019

4.10	First Amendment to Loan and Security Agreement, by and among Taiwan Liposome Company, Ltd., TLC Biopharmaceuticals, Inc. and Cathay Bank, dated April 25, 2019.	20-F	001-38746	4.10	4/30/2019

4.11	Second Amendment to Loan and Security Agreement, by and among Taiwan Liposome Company, Ltd., TLC Biopharmaceuticals, Inc. and Cathay Bank, dated June 18, 2020.	6-K	001-38746	10.1	6/24/2020

4.12†	2018 Employee Stock Option Issuance and Share Subscription Plan of Taiwan Liposome Company, Ltd. (English translation).	F-1/A	333-223090	10.9	9/17/2018

4.13*†	2020 Employee Stock Option Issuance and Share Subscription Plan of Taiwan Liposome Company, Ltd. (English translation).

4.14†	Form of indemnity agreement by and between Taiwan Liposome Company, Ltd. and its directors and officers.	F-1/A	333-223090	10.11	9/17/2018

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

8.1*	Subsidiaries of the registrant.

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAIWAN LIPOSOME COMPANY, LTD.

Date: March 30, 2021	By:	/s/ Keelung Hong, Ph.D.
Keelung Hong, Ph.D.
Chief Executive Officer and Chairman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Taiwan Liposome Company, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Taiwan Liposome Company, Ltd. and its subsidiaries (the “Company”) as of December 31, 2020, and 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 4(10) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

Republic of China

March 30, 2021

We have served as the Company’s auditor since 2002.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

			December 31, 2019	December 31, 2020
	Notes		NT$000	NT$000	US$000
					(Note 4(25))
Assets
Current Assets
Cash and cash equivalents	6	(1)	$1,023,874	$1,342,667	$47,816
Accounts receivable, net	6	(2)	15,120	9,287	331
Other receivables			4,654	25,489	908
Current income tax assets			982	571	20
Prepayments	6	(3)	50,984	53,963	1,922
			1,095,614	1,431,977	50,997
Non-current Assets
Property, plant and equipment	6	(4) and 8	61,683	124,499	4,434
Right-of-use assets	6	(5)	107,611	65,554	2,334
Intangible assets	6	(6)	1,802	1,002	36
Deferred income tax assets			76	—	—
Other non-current assets	6	(7)	119,192	126,429	4,502
			290,364	317,484	11,306
Total Assets			$1,385,978	$1,749,461	$62,303

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

			December 31, 2019	December 31, 2020
	Notes		NT$000	NT$000	US$000
					(Note 4(25))
Liabilities and Equity
Current Liabilities
Short-term borrowings	6	(8)	$46,000	$16,000	$570
Other payables	6	(9)(25)	131,064	189,141	6,736
Current income tax liabilities			—	31	1
Current lease liabilities			63,435	25,097	894
Other current liabilities	6	(10)	316,198	117,858	4,197
			556,697	348,127	12,398
Non-current Liabilities
Non-current contract liabilities	6	(17)	10,760	10,286	366
Long-term borrowings	6	(10)	55,508	469,076	16,705
Provisions for liabilities - non-current	6	(13)	6,432	6,432	229
Non-current lease liabilities			29,074	42,024	1,496
Other non-current liabilities			5,597	10,189	363
			107,371	538,007	19,159
Total Liabilities			664,068	886,134	31,557
Equity
Equity attributable to owners of parent
Common shares	6	(14)	741,939	841,549	29,970
Capital surplus	6	(15)	1,705,324	2,300,541	81,928
Accumulated deficit	6	(16)	(1,717,775)	(2,699,974)	(96,153)
Other equity interest			(7,578)	(4,194)	(149)
Equity attributable to owners of parent			721,910	437,922	15,596
Non-controlling interests	6	(27)	—	425,405	15,150
Total Equity			721,910	863,327	30,746
Total Liabilities and Equity			$1,385,978	$1,749,461	$62,303

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

		2018	2019	2020
Items	Notes	NT$000	NT$000	NT$000	US$000
					(Note 4(25))
Operating revenue	6(17)	$62,324	$209,140	$101,928	$3,630
Operating expenses	6(11)(12) (21) (22)
General and administrative expenses		(147,743)	(166,377)	(145,769)	(5,191)
Research and development expenses		(832,575)	(860,419)	(967,503)	(34,455)
		(980,318)	(1,026,796)	(1,113,272)	(39,646)
Other income and expenses	6(18)	26,228	16,049	28,234	1,005
Operating loss		(891,766)	(801,607)	(983,110)	(35,011)
Non-operating income and expenses
Interest income		2,453	7,399	1,193	42
Other gains and losses	6(19)	(1,508)	14,462	16,791	598
Finance costs	6(20)	(9,886)	(23,656)	(17,051)	(607)
		(8,941)	(1,795)	933	33
Loss before income tax		(900,707)	(803,402)	(982,177)	(34,978)
Income tax expense	6(23)	(867)	(4,120)	(1,132)	(40)
Net loss		$(901,574)	$(807,522)	$(983,309)	$(35,018)

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

		2018	2019	2020
Items	Notes	NT$000	NT$000	NT$000	US$000
					(Note 4(25))
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurement arising on defined benefit plans	6(11)	$(527)	$(211)	$(682)	$(24)
Items that may be subsequently reclassified to profit or loss
Financial statement translation differences of foreign operations		(727)	(2,571)	944	33
Total other comprehensive (loss) income		$(1,254)	$(2,782)	$262	$9
Total comprehensive loss		$(902,828)	$(810,304)	$(983,047)	$(35,009)
Loss attributable to:
Owners of the parent		$(901,574)	$(807,522)	$(981,517)	$(34,954)
Non-controlling interests		$—	$—	$(1,792)	$(64)
Total comprehensive loss attributable to:
Owners of the parent		$(902,828)	$(810,304)	$(981,255)	$(34,945)
Non-controlling interests		$—	$—	$(1,792)	$(64)
Loss per share of common share	6(24)
Basic loss per share (in dollars)		$(14.37)	$(12.32)	$(12.42)	$(0.44)
Diluted loss per share (in dollars)		$(14.37)	$(12.32)	$(12.42)	$(0.44)

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

			Equity attributable to owners of the parent
				Capital surplus					Other equity interest
	Notes		Common shares	Additional paid-in capital	Treasury stocks	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Total equity
			NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
2018
Balance at January 1, 2018			$561,990	$1,058,608	$7,009	$229,214	$27,794	$(874,086)	$(1,712)	$(21,533)	$987,284
Effects of retrospective application of new standards			—	—	—	—	—	(7,941)	—	—	(7,941)
Balance at January 1, 2018 after adjustments			561,990	1,058,608	7,009	229,214	27,794	(882,027)	(1,712)	(21,533)	979,343
Net loss			—	—	—	—	—	(901,574)	—	—	(901,574)
Other comprehensive loss			—	—	—	—	—	(527)	(727)	—	(1,254)
Total comprehensive loss			—	—	—	—	—	(902,101)	(727)	—	(902,828)
Issuance of new share capital, net of issuance costs of NT$100,499 thousand	6	(14)	78,311	472,546	—	—	—	—	—	—	550,857
Issuance of restricted stocks to employees	6	(12)(14)	500	—	—	—	3,539	—	—	(3,421)	438
Share-based payments	6	(12)	—	—	—	27,570	—	—	—	13,816	41,386
Share options forfeited			—	69,935	—	(69,935)	—	—	—	—	—
Cancellation of restricted stocks	6	(12)(14)	(350)	—	—	—	350	—	—	—	—
Restricted stocks vested	6	(12)	—	5,813	—	—	(5,813)	—	—	—	—
Capital surplus used to cover accumulated deficit	6	(16)	—	(874,086)	—	—	—	874,086	—	—	—
Balance at December 31, 2018			$640,451	$732,816	$7,009	$186,849	$25,690	$(910,042)	$(2,439)	$(11,138)	$669,196

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

			Equity attributable to owners of the parent
				Capital surplus					Other equity interest
	Notes		Common shares	Additional paid-in capital	Treasury stocks	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Total equity
			NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
2019
Balance at January 1, 2019			$640,451	$732,816	$7,009	$186,849	$25,690	$(910,042)	$(2,439)	$(11,138)	$669,196
Net loss			—	—	—	—	—	(807,522)	—	—	(807,522)
Other comprehensive loss			—	—	—	—	—	(211)	(2,571)	—	(2,782)
Total comprehensive loss			—	—	—	—	—	(807,733)	(2,571)	—	(810,304)
Issuance of new share capital	6	(14)	102,000	734,400	—	—	—	—	—	—	836,400
Share-based payments	6	(12)	—	—	—	18,223	—	—	—	8,570	26,793
Share options forfeited			—	36,216	—	(36,216)	—	—	—	—	—
Cancellation of restricted stocks	6	(12)(14)	(512)	—	—	—	337	—	—	—	(175)
Restricted stocks vested	6	(12)	—	9,006	—	—	(9,006)	—	—	—	—
Balance at December 31, 2019			$741,939	$1,512,438	$7,009	$168,856	$17,021	$(1,717,775)	$(5,010)	$(2,568)	$721,910

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

			Equity attributable to owners of the parent
				Capital surplus					Other equity interest
	Notes		Common shares	Additional paid-in capital	Treasury stocks	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Total	Non-controlling interest	Total equity
			NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
2020
Balance at January 1, 2020			$741,939	$1,512,438	$7,009	$168,856	$17,021	$(1,717,775)	$(5,010)	$(2,568)	$721,910	$—	$721,910
Net loss			—	—	—	—	—	(981,517)	—	—	(981,517)	(1,792)	(983,309)
Other comprehensive (loss) income			—	—	—	—	—	(682)	944	—	262	—	262
Total comprehensive (loss) income			—	—	—	—	—	(982,199)	944	—	(981,255)	(1,792)	(983,047)
Issuance of new share capital	6	(14)	100,000	580,000	—	—	—	—	—	—	680,000	—	680,000
Share-based payments	6	(12)	—	—	—	15,217	—	—	—	2,440	17,657	—	17,657
Share options forfeited			—	63,930	—	(63,930)	—	—	—	—	—	—	—
Cancellation of restricted stocks	6	(12)(14)	(390)	—	—	—	—	—	—	—	(390)	—	(390)
Restricted stocks vested	6	(12)	—	11,586	—	—	(11,586)	—	—	—	—	—	—
Non-controlling interests	6	(27)	—	—	—	—	—	—	—	—	—	427,197	427,197
Balance at December 31, 2020			$841,549	$2,167,954	$7,009	$120,143	$5,435	$(2,699,974)	$(4,066)	$(128)	$437,922	$425,405	$863,327
Balance at December 31, 2020 (in US$000)	4	(25)	$29,970	$77,206	$250	$4,278	$194	$(96,153)	$(145)	$(4)	$15,596	$15,150	$30,746

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Notes	2018	2019	2020
		NT$000	NT$000	NT$000	US$000
					(Note 4(24))
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		$(900,707)	$(803,402)	$(982,177)	$(34,978)
Adjustments
Adjustments to reconcile profit (loss) before income tax to net cash flows
Share-based payments	6(12)	41,386	26,793	17,657	629
Depreciation	6(4)(5)(21)	39,315	64,754	52,960	1,886
Amortization	6(6)(21)	8,144	6,648	3,207	114
Interest expense	6(20)	9,886	23,656	17,051	607
Interest income		(2,453)	(7,399)	(1,193)	(42)
Gain on disposal of property, plant and equipment	6(19)	(1,478)	(488)	(337)	(12)
Prepayments for equipment being transferred to other expense	6(25)	780	—	—	—
Unrealized foreign exchange gains		—	(9,034)	(10,915)	(389)
Changes in operating assets and liabilities
Changes in operating assets
Current contract assets		(2,283)	2,283	—	—
Accounts receivable, net		(721)	(5,777)	5,833	208
Other receivables		14,158	839	(20,445)	(728)
Prepayments		17,475	3,789	(2,980)	(106)
Changes in operating liabilities
Current contract liabilities		(7,941)	10,760	(474)	(16)
Other payables		106,776	(72,744)	59,330	2,113
Other current liabilities		(366)	(222)	1,619	57
Other non-current liabilities		(124)	(118)	3,913	139
Cash outflow from operations		(678,153)	(759,662)	(856,951)	(30,518)
Interest received		2,210	7,717	1,255	45
Interest paid		(9,924)	(22,366)	(18,322)	(652)
Income tax paid		(488)	(4,120)	(1,172)	(42)
Tax refunds received		316	869	—	—
Net cash flows used in operating activities		(686,039)	(777,562)	(875,190)	(31,167)

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Notes	2018	2019	2020
		NT$000	NT$000	NT$000	US$000
					(Note 4(24))
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of current financial assets at amortized cost		$(307,150)	$—	$—	$—
Proceeds from disposal of current financial assets at amortized cost		—	308,505	—	—
Acquisition of property, plant and equipment	6(25)	(66,709)	(55,592)	(32,503)	(1,158)
Proceeds from disposal of property, plant and equipment		—	1,584	348	12
Acquisition of intangible assets	6(25)	(3,163)	(4,477)	(1,876)	(67)
Decrease (increase) in refundable deposits		8,258	2,171	(1,412)	(50)
Net cash flows (used in) provided by investing activities		(368,764)	252,191	(35,443)	(1,263)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	6(26)	46,000	30,000	30,000	1,068
Payments of short-term borrowings	6(26)	(46,000)	(30,000)	(60,000)	(2,137)
Proceeds from long-term borrowings	6(26)	731,580	—	599,880	21,363
Payments of long-term borrowings	6(26)	(366,874)	(56,425)	(375,356)	(13,367)
Proceeds from finance lease liabilities	6(26)	40,000	30,000	—	—
Payments of finance lease liabilities	6(26)	(44,000)	(65,455)	(73,194)	(2,607)
Proceeds from issuance of new share capital	6(14)	550,857	836,400	680,000	24,217
Issuance of restricted stocks to employees		500	—	—	—
Cancellation of restricted stocks		(350)	(512)	(390)	(14)
Proceeds from non-controlling interests' investment in subsidiary	6(27)	—	—	427,197	15,214
Net cash flows from financing activities		911,713	744,008	1,228,137	43,737
Effect from foreign currency exchange		(1,139)	(2,247)	1,289	46
Net (decrease) increase in cash and cash equivalents		(144,229)	216,390	318,793	11,353
Cash and cash equivalents at beginning of year		951,713	807,484	1,023,874	36,463
Cash and cash equivalents at end of year		$807,484	$1,023,874	$1,342,667	$47,816

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has financed its operations to date primarily through the issuance of common shares. The Company has incurred net losses attributable to owners of the parent of NT$981.517 million (US$34,954 thousand) for the year ended December 31, 2020. As of December 31, 2020, the Company had an accumulated deficit of NT$2,699.974 million (US$96,153 thousand). The Company has reported a net loss in all fiscal periods since inception and expects to incur substantial and increased expenses to expand its development activities and advance its clinical programs. The Company expects to continue to generate operating losses in the foreseeable future.

As of December 31, 2020, the Company had cash and cash equivalents of NT$1,342.667 million (US$47,816 thousand). As the Company is in the research and development phase, the Company may seek future funding based on the need of capital. The Company is able to exercise discretion and flexibility to deploy its capital resources in the progress of the research and development according to the schedule of fund raising. Based on the Company’s business plans, management believes that its cash and cash equivalents are sufficient to fund its operating expenses and capital expenditure requirements and meet its obligations for at least the next twelve months from the issuance date of these consolidated financial statements. However, the future viability of the Company beyond that date is dependent on its ability to raise additional capital to finance its operations. Until such time, if ever, that the Company can generate product revenue sufficient to achieve profitability, the Company expects to finance its cash needs primarily through equity offerings and debt borrowings. If the Company is unable to obtain sufficient funds on acceptable terms when needed, the Company could be required to delay, limit, reduce or terminate certain of its research and development programs, which could have adverse effects on the Company’s business prospects. The Company’s business plans, consider, among others, the cost management, the issuance of its common shares and renewal of its banking facilities with the financial institutions. Although management continues to pursue these plans, there can be no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations.
2.	THE DATE OF AUTHORIZATION FOR ISSUANCE OF THE CONSOLIDATED FINANCIAL STATEMENTS AND PROCEDURES FOR AUTHORIZATION

These consolidated financial statements were authorized for issuance by the Audit Committee on March 30, 2021.
3.	APPLICATION OF NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS
(1)	New and amended standards adopted by the group

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

•	Amendments to IAS 1 and IAS 8 on definition of material
•	Amendment to IFRS 3, Business combinations
•	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform
•	Amendment to IFRS 16 Leases Covid 19- Related rent concessions

The above standards and interpretations have immaterial impact to the Group’s financial condition and financial performance based on the Group’s assessment.

(2)	New standards and interpretations not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

•	Amendments to IFRS 4 Insurance contracts (effective 1 January 2021)
•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (effective 1 January 2021)
•	Amendments to IAS 1, Presentation of financial statements' on classification of liabilities (effective 1 January 2023) subject to endorsement
•	Annual Improvements 2018-2020 (effective 1 January 2022)
•	Narrow scope amendments to IFRS 3, IAS 16 and IAS 37 (effective 1 January 2022)

The above standards and interpretations have immaterial impact to the Group’s financial condition and financial performance based on the Group’s assessment.

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

A.Basis for preparation of consolidated financial statements:

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

B.	Subsidiaries included in the consolidated financial statements:

			Ownership (%)
Name of Investor	Name of Subsidiary	Main Business Activities	December 31, 2019	December 31, 2020	Note
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals, Inc.	Research on new anti-cancer drugs and biotechnology services	100	100
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals B.V.	Technical authorization and product development	100	100
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals, (H.K.) Limited	Biotechnology services and reinvestment	100	100
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals Pty Ltd.	Technical authorization and product development	100	100
Taiwan Liposome Company, Ltd.	TLC Biopharmaceuticals, Japan Co., Ltd.	Technical authorization and product development	100	100
TLC Biopharmaceuticals, (H.K.) Limited	TLC Biopharmaceuticals, (Shanghai) Limited	Consulting and technical service of medication	100	100
Taiwan Liposome Company, Ltd.	TLC Holding Corp.	Investment activities	—	100	Note
TLC Holding Corp.	InspirMed Inc.	Investment activities	—	51	Note
InspirMed Inc.	InspirMed Corp.	Technical authorization and product development	—	100	Note

Note: The company invested and established a 100% owned subsidiary, TLC Holding Corp. in November 2020, and indirectly invested and established a 100%-owned subsidiary, InspirMed Inc. Thereafter, InspirMed Inc. invested and established a 100%-owned subsidiary, InspirMed Corp.

InspirMed Inc., increased its capital by issuing new shares in November 2020 and subscribed by the Company's subsidiary, TLC Holing Corp., and non-controlling interests. Information related to the transactions with non-controlling interests are provided in Note 6(27).

C.	Subsidiaries not included in the consolidated financial statements: None.
D.	Adjustments for subsidiaries with different balance sheet dates: None.
E.

Significant restrictions: According to the Regulations on the Foreign Exchange System of the People's Republic of China (“P.R.C.”), capital inward and outward remittance of TLC Biopharmaceuticals (Shanghai) Limited have to be approved by the regulatory foreign exchange administrations and designated banks.

F.	Subsidiaries that have non-controlling interests that are material to the Group:

As of December 31, 2020, the non-controlling interests amounted to $425,405. The information of non-controlling interests and respective subsidiary is as follows:

		Non-controlling interest
		December 31, 2020
Name of Subsidiary	Principal place of business	Amount		Ownership (%)
		NT$000	US$000
InspirMed Inc.	Cayman Islands	$425,405	$15,150	49%

Balance sheets

	InspirMed Inc.
	December 31, 2020
	NT$000	US$000
Current assets	$893,095	$31,805
Non-current assets	459,860	16,377
Current liabilities	(487,060)	(17,345)
Total net assets	$865,895	$30,837

Statements of comprehensive income

	InspirMed Inc.
	2020
	NT$000	US$000
Revenue	$—	$—
Loss before income tax	(3,658)	(130)
Income tax expense	—	—
Loss for the period from continuing operations	(3,658)	(130)
Loss for the year	(3,658)	(130)
Other comprehensive income, net of tax	—	—
Total comprehensive loss for the year	$(3,658)	$(130)
Comprehensive income attributable to non-controlling interests	$(1,792)	$(64)
Dividends paid to non-controlling interests	$—	$—

Statements of cash flows

	InspirMed Inc.
	2020
	NT$000	US$000
Net cash provided by (used in) operating activities	$—	$—
Net cash provided by (used in) investing activities	—	—
Net cash provided by (used in) financing activities	427,725	15,232
Effect of exchange rates on cash and cash equivalents	(528)	(19)
Increase in cash and cash equivalents	427,197	15,213
Cash and cash equivalents, beginning of year	—	—
Cash and cash equivalents, end of year	$427,197	$15,213

There were no non-controlling interests in December 31, 2019.
(3)	Foreign currency translation

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

The estimated useful lives of property, plant and equipment are as follows:

Buildings	44 years
Testing equipment	3 years ~ 10 years
Office equipment	3 years ~ 5 years
Vehicles	3 years
Leasehold assets	5 years ~ 10 years
Leasehold improvements	3 years ~ 6 years

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

B.Restricted stocks:

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

Royalty revenue

The Group also entered into sales-based royalty contracts with customers. In accordance with the contracts, the Group will not undertake any activities that will significantly affect the intellectual property to which the customer has rights. The nature of the Group’s promise in granting a license is a promise to provide a right to use the Group’s intellectual property and therefore the revenue is recognized when transferring the license to a customer at a point in time. The Group recognizes revenue at the later of when the performance obligation has been satisfied and the subsequent sale occurs.
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
(25)	Convenience translation into U.S. dollar amounts

The Group maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2020, which was NT$28.08 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
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
6.	DETAILS OF SIGNIFICANT ACCOUNTS
(1)	Cash and cash equivalents

	December 31,
	2019	2020
	NT$000	NT$000	US$000
Cash on hand	$50	$50	$2
Checking and demand deposits	978,854	1,342,617	47,814
Time deposits	44,970	—	—
	$1,023,874	$1,342,667	$47,816

The Group transacts with a variety of financial institutions with good credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

(2)	Accounts receivable

	December 31,
	2019	2020
	NT$000	NT$000	US$000
Accounts receivable	$33,252	$9,287	$331
Less: Allowance for doubtful accounts	(18,132)	—	—
	$15,120	$9,287	$331

A.	The Group does not hold any collateral as security.
B.	The aging analysis of accounts receivable is as follows:

	December 31,
	2019	2020
	NT$000	NT$000	US$000
Not past due	$15,120	$9,287	$331
Up to 30 days	—	—	—
31 to 90 days	—	—	—
91 to 180 days	—	—	—
Over 181 days	18,132	—	—
	$33,252	$9,287	$331

The above aging analysis was based on past due date.

C.	Information relating to credit risk of accounts receivable is provided in Note 12(2).

(3)	Prepayments

	December 31,
	2019	2020
	NT$000	NT$000	US$000
Net input VAT	$34,591	$37,759	$1,345
Prepaid research and development expenses	9,429	9,644	344
Prepaid insurance expense	3,190	1,052	37
Prepaid handling charges	1,209	575	20
Prepaid repair expense	975	815	29
Prepaid expenses for medical research	152	2,416	86
Others	1,438	1,702	61
	$50,984	$53,963	$1,922

(4)	Property, plant and equipment
A.	The details of property, plant and equipment are as follows:

	Land	Buildings	Testing equipment	Office equipment	Vehicles	Leasehold assets	Leasehold improvements	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
At January 1, 2019
Cost	$14,962	$29,532	$82,584	$19,878	$—	$50,013	$77,208	$274,177
Accumulated depreciation	—	(6,016)	(29,653)	(13,822)	—	(3,043)	(63,398)	(115,932)
	$14,962	$23,516	$52,931	$6,056	$—	$46,970	$13,810	$158,245
2019
Opening net book amount	$14,962	$23,516	$52,931	$6,056	$—	$46,970	$13,810	$158,245
Additions	—	—	4,379	281	120	—	486	5,266
Disposals	—	—	(1,041)	(28)	—	—	(518)	(1,587)
Reclassification (Note 2)	—	—	(36,315)	—	—	(46,970)	—	(83,285)
Transfers (Note 1)	—	—	71	—	—	—	—	71
Depreciation charges	—	(656)	(4,139)	(2,998)	(23)	—	(9,049)	(16,865)
Net exchange differences	—	—	(40)	(40)	—	—	(82)	(162)
	$14,962	$22,860	$15,846	$3,271	$97	$—	$4,647	$61,683
At December 31, 2019
Cost	$14,962	$29,532	$40,307	$18,675	$120	$—	$63,767	$167,363
Accumulated depreciation	—	(6,672)	(24,461)	(15,404)	(23)	—	(59,120)	(105,680)
	$14,962	$22,860	$15,846	$3,271	$97	$—	$4,647	$61,683

	Land	Buildings	Testing equipment	Office equipment	Vehicles	Leasehold improvements	Equipment under installation	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
At January 1, 2020
Cost	$14,962	$29,532	$40,307	$18,675	$120	$63,767	$—	$167,363
Accumulated depreciation	—	(6,672)	(24,461)	(15,404)	(23)	(59,120)	—	(105,680)
	$14,962	$22,860	$15,846	$3,271	$97	$4,647	$—	$61,683
2020
Opening net book amount	$14,962	$22,860	$15,846	$3,271	$97	$4,647	$—	$61,683
Additions	—	—	8,052	228	—	298	5,269	13,847
Disposals	—	—	(12)	—	—	—	—	(12)
Transfers (Note 1)	—	—	69,128	—	—	—	—	69,128
Depreciation charges	—	(656)	(14,343)	(2,211)	(40)	(2,657)	—	(19,907)
Net exchange differences	—	—	(35)	(63)	—	(142)	—	(240)
	$14,962	$22,204	$78,636	$1,225	$57	$2,146	$5,269	$124,499
At December 31, 2020
Cost	$14,962	$29,532	$127,668	$13,372	$120	$10,863	$5,269	$201,786
Accumulated depreciation	—	(7,328)	(49,032)	(12,147)	(63)	(8,717)	—	(77,287)
	$14,962	$22,204	$78,636	$1,225	$57	$2,146	$5,269	$124,499
At December 31, 2020 (US$000)
Cost	$533	$1,052	$4,546	$476	$4	$387	$188	$7,186
Accumulated depreciation	—	(261)	(1,746)	(433)	(2)	(310)	—	(2,752)
	$533	$791	$2,800	$43	$2	$77	$188	$4,434

Note 1:	Transferred from right-of-use assets and prepayments for equipment (shown as “Other non-current assets”).
Note 2:	Reclassified from leasehold assets to right-of-use assets for the initial application of IFRS 16 at January 1, 2019.
B.	Information about the investing activities that were partially paid by cash is provided in Note 6(25).
C.	Information about the property, plant and equipment that were pledged to others as collateral is provided in Note 8.

(5)	Leasing arrangement – lessee
A.

The Group leases various assets including buildings, testing equipment and vehicles. Lease agreements are typically made for periods of 1 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

B.	The carrying amount of right-of-use assets and the depreciation charges are as follows:

	December 31, 2019
	Cost	Accumulated depreciation	Carrying amount
	NT$000	NT$000	NT$000
Buildings	$71,477	$(27,062)	$44,415
Testing equipment	86,328	(23,698)	62,630
Vehicles	697	(131)	566
	$158,502	$(50,891)	$107,611

	December 31, 2020
	Cost	Accumulated depreciation	Carrying amount
	NT$000	NT$000	NT$000
Buildings	$105,634	$(40,472)	$65,162
Vehicles	697	(305)	392
	$106,331	$(40,777)	$65,554

	December 31, 2020
	Cost	Accumulated depreciation	Carrying amount
	US$000	US$000	US$000
Buildings	$3,761	$(1,441)	$2,320
Vehicles	25	(11)	14
	$3,786	$(1,452)	$2,334

	2019	2020
	Depreciation changes	Depreciation changes
	NT$000	NT$000	US$000
Buildings	$27,104	$27,080	$964
Testing equipment	20,654	5,799	207
Vehicles	131	174	6
	$47,889	$33,053	$1,177

C.

For 2019 and 2020, the additions to right-of-use assets amounted to NT$1,770 thousand and NT$48,529 thousand (US$1,728 thousand), respectively. In May 2020, the Company purchased from the lessor the leased testing equipment amounting to NT$56,832 thousand (US$2,024 thousand).

D.	The information on income and expense accounts relating to lease agreements is as follows:

Items affecting profit or loss	2019	2020
	NT$000	NT$000	US$000
Interest expense on lease liabilities	$2,323	$1,719	$61
Expense on short-term lease contracts	2,272	—	—
Expense on leases of low-value assets	366	411	15

E.	For 2019 and 2020, the Group’s total cash outflow for leases amounted to NT$70,416 thousand and NT$75,323 thousand (US$2,682 thousand), respectively.

(6)	Intangible assets
A.	The details of intangible assets are as follows:

	Professional technology	Computer software	Total
	NT$000	NT$000	NT$000
At January 1, 2019
Cost	$49,290	$27,058	$76,438
Accumulated amortization	(49,290)	(23,028)	(72,318)
	$—	$4,030	$4,030
2019
Opening net book amount	$—	$4,030	$4,030
Additions	—	4,177	4,177
Transfers (Note)	—	243	243
Amortization charges	—	(6,648)	(6,648)
	$—	$1,802	$1,802
At December 31, 2019
Cost	$49,136	$31,479	$80,615
Accumulated amortization	(49,136)	(29,677)	(78,813)
	$—	$1,802	$1,802

	Professional technology	Computer software	Total
	NT$000	NT$000	NT$000
At January 1, 2020
Cost	$49,136	$31,479	$80,615
Accumulated amortization	(49,136)	(29,677)	(78,813)
	$—	$1,802	$1,802
2020
Opening net book amount	$—	$1,802	$1,802
Additions	—	1,802	1,802
Transfers (Note)	—	605	605
Amortization charges	—	(3,207)	(3,207)
	$—	$1,002	$1,002
At December 31, 2020
Cost	$46,138	$33,886	$80,024
Accumulated amortization	(46,138)	(32,884)	(79,022)
	$—	$1,002	$1,002
At December 31, 2020 (US$000)
Cost	$1,643	$1,207	$2,850
Accumulated amortization	(1,643)	(1,171)	(2,814)
	$—	$36	$36

Note:	Transferred from prepayments for equipment (shown as “Other non-current assets”).
B.	Information about the investing activities that were partially paid by cash is provided in Note 6(25).
C.	The details of the amortization charges of intangible assets (recorded in “Operating expenses”) are as follows:

	2019	2020
	NT$000	NT$000	US$000
General and administrative expenses	$2,796	$2,539	$90
Research and development expenses	3,852	668	24
	$6,648	$3,207	$114

(7)	Other non-current assets

	December 31,
	2019	2020
	NT$000	NT$000	US$000
Refundable deposits	$24,351	$25,711	$916
Prepaid expense for medical research-non-current	20,000	20,000	712
Prepayments for equipment	74,841	80,718	2,874
	$119,192	$126,429	$4,502

(8)	Short-term borrowings

	December 31,
	2019	2020
	NT$000	NT$000	US$000
Bank unsecured borrowings	$46,000	$16,000	$570
Interest rate	1.95%	1.95%	1.95%
Credit line	$30,000	$—	$—

Interest expense recognized in profit or loss amounted to NT$917 thousand and NT$646 thousand (US$23 thousand) for 2019 and 2020, respectively.

(9)	Other payables

	December 31,
	2019	2020
	NT$000	NT$000	US$000
Research expenses	$72,576	$130,790	$4,658
Salaries and bonuses	25,405	20,035	714
Service expenses	14,236	12,529	446
Medical research expenses	4,526	6,632	236
Labor and health insurance	1,732	1,602	57
Repair expenses	638	564	20
Payables on machinery, equipment and intangible assets	264	313	11
Other accrued expenses	11,687	16,676	594
	$131,064	$189,141	$6,736

(10)	Long-term borrowings

Type of loans	Borrowing period and repayment term	Interest rate	Collateral	December 31, 2019
				NT$000
Taiwan Cooperative Bank - secured borrowings	Note 1	1.85%	Note 6	$35,360
Taiwan Cooperative Bank - secured borrowings	Note 2	1.85%	Note 6	25,500
Cathay Bank - secured borrowings	Note 3	4.75%	Note 6	309,793
				370,653
Less: Current portion (Shown as "Other current liabilities")				(315,145)
				$55,508

Type of loans	Borrowing period and repayment term	Interest rate	Collateral	December 31, 2020
				NT$000	US$000
Taiwan Cooperative Bank - secured borrowings	Note 1	1.80%	Note 6	$33,403	$1,190
Taiwan Cooperative Bank - secured borrowings	Note 2	1.80%	Note 6	22,100	787
Cathay Bank - secured borrowings	Note 3	4.00%	Note 6	341,760	12,171
Non-financial institution - secured borrowings	Note 4	1.35%	Note 6	67,000	2,386
Chang Hwa Commercial Bank- unsecured borrowings	Note 5	1.78%	-	120,000	4,273
				584,263	20,807
Less: Current portion (Shown as "Other current liabilities")				(115,187)	(4,102)
				$469,076	$16,705

Note 1:

The Company entered into a long-term loan contract with Taiwan Cooperative Bank on September 1, 2015 in the amount of NT$37,750 thousand (US$1,344 thousand). The contract period is from September 2015 to September 2035. The interest is payable monthly for the first 3 years and payable monthly along with the same amount of principal starting from the fourth year.

Note 2:

The Company entered into a mid-term loan contract with Taiwan Cooperative Bank on September 4, 2015 in the amount of NT$34,000 thousand (US$1,211 thousand). The contract period is from September 2015 to September 2022. The interest is payable monthly for the first 2 years and payable semi-annually along with 5% (NT$1,700 thousand (US$60 thousand)) of the principal starting from September 2017. The remaining 50% of principal (NT$17,000 thousand (US$605 thousand)) is required to be repaid in September 2022.

Note 3:

The Company and its subsidiary, TLC Biopharmaceuticals, Inc. (“TLC US”) entered into a mid-term loan and security agreement with Cathay Bank on December 27, 2018 in the amount of US$12 million. The contract period is from December 2018 to June 2020. The interest is payable monthly for the first six months and payable monthly along with the same amount of principal starting from July 2019. On June 18, 2020, the Company and its subsidiary, TLC US made amendments to the aforementioned mid-term loan and security agreement with Cathay Bank. The main amendments are that the Company would settle all remaining amount of previous loan in June 2020, and raise a new loan of US$12 million with the maturity date in June 2023, the interest is payable monthly for the first twelve months and payable monthly along with the same amount of principal starting from July 2021, and modification of certain covenants.

Note 4:

The Company entered into a long-term loan and security agreement with a non-financial institution on May 27, 2020 in the amount of NT$95,000 thousand (US$3,383 thousand). The contract period is from May 2020 to May 2022. The principal and interest are amortized and repaid monthly.

Note 5:

The Company received a loan of NT$120,000 thousand (US$4,274 thousand) from Chang Hwa Commercial Bank on October 23, 2020. The loan period is 5 years with 1 year grace period. The interest is payable for the first year and payable monthly along with the same amount of principle starting from the second year through the fifth year. The Small & Medium Enterprise Credit Guarantee Fund of Taiwan provides 80% of the guarantee, and the Company’s Chairman, Keelung Hong, provides the guarantee as well.

Note 6:	Information about the collateral provided for the loans is provided in Note 8.
A.

According to the above two bank loan contracts with Taiwan Cooperative Bank, the Company is restricted from paying cash dividends or other distributions on the common stock and Taiwan Cooperative Bank retains the right in requesting the Company to raise paid-in capital or to improve financial structure if certain conditions are met.

B.

According to the above bank loan contract with Cathay Bank, if the Company and its subsidiary violate any of the following covenants, Cathay Bank has the right to demand the Company and its subsidiary to repay early the outstanding loan:

(a)

The Group must maintain an adjusted quick ratio (“Adjusted Quick Ratio”) of at least a minimum of 2.25 to 1.00 and the Group must maintain an adjusted tangible net worth (“Adjusted Tangible Net Worth”) of no less than US$12 million as per its quarterly and yearly consolidated financial statements. “Adjusted Quick Ratio” means a ratio of cash and cash equivalents plus net trade receivables to the amount of principal payments of US$4 million owing to Cathay Bank under this contract for the next 12 months plus all other current liabilities. “Adjusted Tangible Net Worth” means the differences between the value of the capital stock, partnership interests, or limited liability company interests of the Company and TLC US (and their respective subsidiaries), minus intangible assets, plus deferred revenue.

(b)

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

(c)

On June 18, 2020, Cathay Bank agreed to further amend the agreement pursuant to which the Adjusted Quick Ratio covenant was amended so that the Adjusted Quick Ratio must be at least 1.50 to 1.00, which became effective beginning June 18, 2020.

“Adjusted Quick Ratio” means a ratio of cash and cash equivalents plus net trade receivables to the amount of 70% of principal payments (up to US$4 million) owing to Cathay Bank under this contract for the next 12 months plus all other current liabilities, but excluding lease liabilities recognized under IFRS 16.

(d)	The Company was in compliance with all of the loan covenants as of December 31, 2019 and 2020.
(e)

The loan and security agreement with Cathay Bank also prohibits the Company from paying cash dividends or making distributions on account of the Company’s capital stock without the consent of Cathay Bank, subject to certain exceptions.

C.

As of December 31, 2019 and 2020, the undrawn loan facilities amounted to NT$11,940 thousand and NT$0 thousand (US$0 thousand), respectively. The information about the Group’s liquidity risk is provided in Note 12(2)C(c).

(11)	Pensions
A.	Defined benefit plan
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

(b)	The amounts recognized in the balance sheet are as follows:

	December 31,
	2019	2020
	NT$000	NT$000	US$000
Present value of defined benefit obligations	$7,402	$8,195	$292
Fair value of plan assets	(1,805)	(3,760)	(134)
Net defined benefit liability	$5,597	$4,435	$158

(c)	Movements in net defined benefit liabilities are as follows:

2019	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
Balance at January 1	$7,064	$(1,560)	$5,504
Interest expense / income	77	(17)	60
	7,141	(1,577)	5,564
Remeasurements:
Change in financial assumptions	304	—	304
Experience adjustments	(43)	(50)	(93)
	261	(50)	211
Pension fund contribution	—	(178)	(178)
Balance at December 31	$7,402	$(1,805)	$5,597

2020	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
Balance at January 1	$7,402	$(1,805)	$5,597
Interest expense / income	52	(13)	39
	7,454	(1,818)	5,636
Remeasurements:
Change in financial assumptions	306	—	306
Experience adjustments	435	(59)	376
	741	(59)	682
Pension fund contribution	—	(1,883)	(1,883)
Balance at December 31	$8,195	$(3,760)	$4,435
Balance at December 31(US$000)	$292	$(134)	$158

(d)

The Bank of Taiwan was commissioned to manage the Fund of the Company’s defined benefit pension plan in accordance with the Fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the Fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, and investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the Fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings is less than aforementioned rates, government shall make payment for the deficit after being authorized by the Regulator. The Company has no right to participate in managing and operating that fund and hence the Company is unable to disclose the classification of plan asset fair value in accordance with IAS 19 paragraph 142. The composition of fair value of plan assets as of December 31, 2019 and 2020 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

(e)	The principal actuarial assumptions used were as follows:

	2019	2020
Discount rate	0.70%	0.30%
Future salary increases	2.00%	2.00%

Assumptions regarding future mortality experience are set based on actuarial valuation in accordance with the 5th version of Taiwan Standard Ordinary Experience Mortality Tables.

The present value of defined benefit obligation is affected whenever there is change in main actuarial assumption. The sensitivity analysis is as follows:

	Discount rate		Future salary increases
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
	NT$000	NT$000	NT$000	NT$000
December 31, 2019
Effect on present value of defined benefit obligations	$(192)	$198	$176	$(172)

	Discount rate		Future salary increases
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
	NT$000	NT$000	NT$000	NT$000
December 31, 2020
Effect on present value of defined benefit obligations	$(193)	$199	$175	$(171)
December 31, 2020 (US$000)
Effect on present value of defined benefit obligation	$(7)	$7	$6	$(6)

The sensitivity analysis above was arrived at based on the assumption that other conditions remain unchanged. In practice, more than one assumption may change all at once. The method of analyzing sensitivity and the method of calculating net pension liability in the balance sheet are the same.

(f)	Expected contributions to the defined benefit pension plans of the Company for 2021 is NT$2,035 thousand (US$72 thousand).
(g)	As of December 31, 2020, the weighted average duration of the retirement plan is 13 years. The analysis of timing of the future pension payment is as follows:

	NT$000	US$000
Within 1 year	$274	$10
1-2 year(s)	110	4
2-5 years	462	16
6-10 years	4,398	157
	$5,244	$187

B.	Defined contribution plans

Effective July 1, 2005, the Company has established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act (the “Act”), covering all regular employees with R.O.C. nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under the defined contribution pension plan of the Company for 2019 and 2020 are NT$7,231 thousand and NT$6,774 thousand (US$241 thousand), respectively.

C.

The subsidiaries have defined contribution plans in accordance with the local regulations, and contributions are based on a certain percentage of employees’ salaries and wages. Other than the yearly contributions, the subsidiaries have no further obligations. The pension costs of the subsidiaries for 2019 and 2020 were NT$1,065 thousand and NT$753 thousand (US$27 thousand), respectively.

(12)	Share-based payment
A.	For 2018, 2019 and 2020, the Company’s equity-settled share-based payment arrangements are as follows:

Type of arrangement	Grant date	Quantity granted (in thousands)	Contract period	Vesting conditions
Employee stock options	2013.11.14	883.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2014.03.20	153.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2014.08.15	82.3	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.02.26	1,102.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.04.30	16.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.05.04	35.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.07.30	50.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2015.10.29	180.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2016.02.25	1,391.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2016.08.11	140.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2016.11.03	73.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2018.06.29	1,320.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2018.07.02	65.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2019.03.07	115.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2019.05.08	300.0	5 years	Gradually vested after 2 year service (Note 1)
Employee stock options	2020.11.27	1,800.0	5 years	Gradually vested after 2 year service (Note 1)
Restricted stocks to employees (Note 2)	2017.11.16	500.0	3 years	(Note 3)
Restricted stocks to employees (Note 2)	2018.07.02	50.0	3 years	(Note 3)

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

B.	Details of the share-based payment arrangements are as follows:
(a)	Employee stock options

	2018
Stock options	No. of units (in thousands)	Weighted-average exercise price (in NT dollars)
Options outstanding at beginning of the year	3,513	$239
Options granted	1,385	101
Options expired	(831)	379
Options forfeited	(338)	196
Options outstanding at end of the year	3,729	152
Options exercisable at end of the year	1,957	188
Options permitted but not yet granted at end of the year	415

	2019
Stock options	No. of units (in thousands)	Weighted-average exercise price (in NT dollars)
Options outstanding at beginning of the year	3,729	$152
Options granted	415	93
Options expired	(171)	232
Options forfeited	(749)	138
Options outstanding at end of the year	3,224	134
Options exercisable at end of the year	1,669	167
Options permitted but not yet granted at end of the year	—

	2020
Stock options	No. of units (in thousands)	Weighted-average exercise price (in NT dollars)	Weighted-average exercise price (in US dollars)
Options outstanding at beginning of the year	3,224	$134	$5
Options granted	1,800	59	2
Options expired	(856)	191	7
Options forfeited	(336)	106	4
Options outstanding at end of the year	3,832	86	3
Options exercisable at end of the year	1,402	116	4
Options permitted but not yet granted at end of the year	200

(b)	Restricted stocks to employees

	2018	2019	2020
	Shares (in thousands)	Shares (in thousands)	Shares (in thousands)
At January 1	500	422	227
Granted for the year (Note 1)	50	—	—
Expired for the year (Note 2)	(35)	(56)	(34)
Vested/restrictions removed for the year	(93)	(139)	(183)
At December 31	422	227	10

Note 1:

For the restricted stocks granted with the compensation cost accounted for using the fair value method, the fair values on the grant dates are calculated based on the closing prices on the grant dates subtracting the subscription price of NT$10 (in dollars).

Note 2:	Please refer to Note 6(14)F.
C.	No stock options were exercised for 2018, 2019 and 2020.

D.	The expiry date and exercise price of stock options outstanding at the balance sheet dates are as follows:

		December 31, 2019
		Options outstanding at end of year		Options exercisable at end of year
Exercise price (in dollars)	Quantity (in thousands)	Remaining contractual life (years)	Exercise price (in dollars)	Remaining contractual life (years)	Exercise price (in dollars)
NT$			NT$		NT$
$207.3	671	0.16	$207.3	671	$207.3
191.0	8	0.33	191.0	8	191.0
191.0	35	0.34	191.0	35	191.0
132.7	30	0.58	132.7	30	132.7
127.5	120	0.83	127.5	120	127.5
141.1	792	1.16	141.1	760	141.1
118.0	8	1.62	118.0	7	118.0
113.1	50	1.85	113.1	38	113.1
98.4	1,215	3.50	98.4	—	—
96.6	75	4.19	96.6	—	—
90.6	220	4.36	90.6	—	—
	3,224			1,669

		December 31, 2020
		Options outstanding at end of year		Options exercisable at end of year
Exercise price (in dollars)	Quantity (in thousands)	Remaining contractual life (years)	Exercise price (in dollars)	Quantity (in thousands)	Exercise price (in dollars)
NT$			NT$		NT$
$132.40	725	0.16	$132.40	725	$132.40
112.10	8	0.61	112.10	8	112.10
97.60	1,059	2.50	97.60	669	97.60
95.80	75	3.19	95.80	—	—
89.80	185	3.36	89.80	—	—
59.40	1,780	4.91	59.40	—	—
	3,832			1,402

		December 31, 2020
		Options outstanding at end of year		Options exercisable at end of year
Exercise price (in dollars)	Quantity (in thousands)	Remaining contractual life (years)	Exercise price (in dollars)	Quantity (in thousands)	Exercise price (in dollars)
US$			US$		US$
$4.72	725	0.16	$4.72	725	$4.72
3.99	8	0.61	3.99	8	3.99
3.48	1,059	2.50	3.48	669	3.48
3.41	75	3.19	3.41	—	—
3.20	185	3.36	3.20	—	—
2.12	1,780	4.91	2.12	—	—
	3,832			1,402

E.	The fair value of stock options granted on grant date is measured using the Black Scholes option-pricing model. Relevant information is as follows:

Employee stock options
Grant date	June 29, 2018	July 2, 2018
Dividend yield	—	—
Expected volatility	43.59%~44.04%	43.60%~44.03%
Risk-free interest rate	0.65%~0.69%	0.65%~0.70%
Expected life (years)	3.5~4.5	3.5~4.5
Per share exercise price (in NT dollars)	$ 100.5	$ 102.5
Weighted average stock options fair value (in NT dollars)	$ 33~$ 37	$ 33~$ 38

Grant date	March 7, 2019	May 8, 2019	November 27, 2020
Dividend yield	—	—	—
Expected volatility	41.76%~42.66%	38.85%~41.63%	37.03%~39.63%
Risk-free interest rate	0.62%~0.65%	0.57%~0.60%	0.18%~0.19%
Expected life (years)	3.5~4.5	3.5~4.5	3.5~4.5
Per share exercise price (in NT dollars)	$ 97.4	$ 91.3	$ 59.4
	(US$3.47 dollars)	(US$3.25 dollars)	(US$2.12 dollars)
Weighted average stock options fair value (in NT dollars)	$ 31~$ 35	$ 27~$ 32	$ 17~$ 18
	(US$1.10~1.25 dollars)	(US$0.96~1.14 dollars)	(US$0.61~0.64 dollars)

F.	Expenses incurred on share-based payment transactions are shown below:

	2018	2019	2020
	NT$000	NT$000	NT$000	US$000
Equity-settled	$41,386	$26,793	$17,657	$629

(13)	Provisions (decommissioning liabilities)

	2019	2020
	NT$000	NT$000	US$000
At January 1	$6,922	$6,432	$229
Unused amount reversed	(490)	—	—
At December 31	$6,432	$6,432	$229

Analysis of total provisions are shown below:

	December 31,
	2019	2020
	NT$000	NT$000	US$000
Non-current	$6,432	$6,432	$229

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

(14)	Common shares
A.

As of December 31, 2020, the Company’s authorized capital was NT$2,000,000 thousand (US$71,225 thousand), and the paid-in capital was NT$841,549 thousand (US$ 29,970 thousand) with a par value of NT$10 (in dollars) (US$0.3 (in dollars)) per share. All proceeds from shares issued have been collected.

Movements in the number of the Company’s common shares outstanding are as follows (Unit: thousand shares):

	2018	2019	2020
Issued common shares at January 1	56,199	64,045	74,189
Cash capital increase	—	10,200	10,000
Cash capital increase – issuance of American Depositary Shares	7,831	—	—
Issuance of employee restricted stocks	50	—	—
Cancellation of employee restricted stocks	(35)	(51)	(34)
Issued common shares at December 31	64,045	74,194	84,155
Restricted stocks retrieved from employees and to be cancelled	—	(5)	—
Outstanding common shares at December 31	64,045	74,189	84,155

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

C.

In February 2018, the Company filed the registration statement on Form F-1, with the U.S. Securities and Exchange Commission (“SEC”) for the initial public offering in the United States of its American Depositary Shares (“ADSs”) representing common shares. The registration statement for listing its ADSs in the Nasdaq Global Market was declared effective by the SEC on November 21, 2018, and the Company’ s ADSs began trading on the Nasdaq Global Market under the Ticker symbol “TLC”.

The actual units of ADSs for this offering were 3,915,550, and each ADS represents two of the Company’s common shares, which in the aggregate represents 7,831,100 common shares. The offering price per ADS was US$5.80 (in dollars), equivalent to a price per common share of NT$89.32 (in dollars). As of December 31, 2020, the outstanding ADRs were 3,692,085 units, or 7,384,170 common shares, representing 8.77% of the Company’s issued common shares.

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

D.

In order to raise funds for drug development, the Board of Directors during the meeting on July 30, 2019 resolved to increase its capital for cash, which was approved by the Financial Supervisory Commission (“FSC”) on September 17, 2019. For this capital increase for cash, the 10,200,000 common shares were issued with an offering price of NT$82 (in dollars) per share. The total paid-in capital is NT$836,400 thousand , which has been fully collected. The Company set the record date of the capital increase on October 24, 2019.

E.

In order to raise funds for drug development, the Board of Directors during the meeting on March 17, 2020 resolved to increase its capital for cash, and the registration has been approved by the FSC on May 13, 2020. For this capital increase for cash, the 10,000,000 common shares were issued with an offering price of $68 (in dollars) (US$2.42 dollars) per share. The total paid-in capital is $680,000 thousand (US$24,217 thousand), which has been fully collected. The Company set the record date of the capital increase on June 30, 2020. As of December 31, 2020, the registration of this capital increase was completed.

F.	Employee restricted stocks
(a)

As 25,000 shares of employee restricted stocks granted to certain employees in June and July 2018 did not meet the vesting conditions in accordance with the terms of restricted stocks in June and July 2018, the Board of Director has resolved on August 1, 2018 to buy back the restricted stocks to retire for capital reduction. The registration was completed on August 29, 2018.

(b)

As 10,000 shares of employee restricted stocks granted to certain employees in November 2018 did not meet the vesting conditions in accordance with the terms of restricted stocks , the Board of Directors has resolved on October 31, 2018 to buy back the restricted stocks to retire for capital reduction. The registration was completed on January 3, 2019.

(c)

The stockholders at their annual stockholders’ meeting on May 31, 2017 adopted a resolution to issue employee restricted stocks (see Note 6(12)) with the effective date set on November 16, 2017 and July 2, 2018. The subscription price is $10 (in dollars) per share. The employee restricted stocks issued are subject to certain restrictions on selling, pledging as collateral, transfer, donation or other methods to dispose before their vesting conditions are met. Other than these restrictions, the rights and obligations of these shares issued are the same as other issued common shares.

(d)

As 17,600 shares of employee restricted stocks granted to certain employees in February and April 2019 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Directors has resolved on May 8, 2019 to buy back the restricted stocks to retire for capital reduction. The registration was completed on June 25, 2019.

(e)

As 17,600 shares of employee restricted stocks granted to certain employees in February and April 2019 did not meet the vesting conditions in accordance with the terms of restricted stocks in February and April 2019, the Board of Director has resolved on May 8, 2019 to buy back the restricted stocks to retire for capital reduction. The registration was completed on June 5, 2019.

(f)

As 33,000 shares of employee restricted stocks granted to certain employees in July 2019 did not meet the vesting conditions in accordance with the terms of restricted stocks , the Board of Directors has resolved on November 13, 2019 to buy back the restricted stocks to retire for capital reduction. The registration was completed on December 25, 2019.

(g)

As 5,000 shares of employee restricted stocks granted to certain employees in December 2019 did not meet the vesting conditions in accordance with the terms of restricted stocks , the Board of Directors has resolved on December 20, 2019 to buy back the restricted stocks to retire for capital reduction. The registration was completed on February 4, 2020.

(h)

As 12,000 shares of employee restricted stocks granted to certain employees in February 2020 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Directors has resolved on May 12, 2020 to buy back the restricted stocks to retire for capital reduction. The registration was completed on August 7, 2020.

(i)

As 10,000 shares of employee restricted stocks granted to certain employees in June 2020 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Directors has resolved on August 5, 2020 to buy back the restricted stocks to retire for capital reduction. The registration was completed on September 18, 2020.

(j)

As 12,000 shares of employee restricted stocks granted to certain employee in August 2020 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Director has resolved on August 28, 2020 to buy back the restricted stocks to retain for capital reduction. The registration was complete on September 18, 2020.

(15)	Capital surplus

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

(16)	Retained earnings / accumulated deficit
A.	Under the Company’s Articles of Incorporation, the current earnings, if any, shall be distributed in the following order:
(a)	Payment of taxes and duties;
(b)	Cover prior years’ accumulated deficit, if any;
(c)	After deducting items a and b, set aside 10% of the remaining amount as legal reserve;
(d)	Appropriate or reverse special reserve in accordance with the relevant laws and regulations, if necessary;
(e)	After deducting items a to d, the remainder, if any, to be retained or to be appropriated shall be resolved by the shareholders at the shareholders’ meeting.
B.	The Company’s dividend policy is summarized below:

As the Company operates in a volatile business environment and is in the growth stage, the residual dividend policy is adopted taking into consideration the Company’s financial structure, operating results and future expansion plans. According to the dividend policy adopted by the Board of Directors, cash dividends shall account for at least 10% of the total dividends distributed.

C.	Under the R.O.C. Company Act, when the accumulated deficit exceeds 50% of the capital, the directors should convene a meeting of the shareholders and report the situation.
D.	The company was accumulated deficit for the years ended December 31, 2019 and 2020, therefore there was no earnings distributions.

Information on the above as resolved by the shareholders’ meeting will be posted in the “Market Observation Post System’’ at the website of Taiwan stock Exchange.

E.	The company has incurred an accumulated deficit exceeds 50% of the capital, the directors should convene a meeting of the shareholders and report the situation.

Information on the above as resolved by the shareholders’ meeting will be posted in the “Market Observation Post System” at the website of Taiwan stock Exchange

F.	For the information relating to employees’ compensation and directors’ remuneration, please refer to Note 6(22).
(17)	Operating revenue

	2018	2019	2020
	NT$000	NT$000	NT$000	US$000
Revenue from contracts with customers	$62,324	$209,140	$101,928	$3,630

A.	Disaggregation of revenue from contracts with customers

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following types:

2018	Royalty revenue	Authorization collaboration and development revenue	Other	Total
	NT$000	NT$000	NT$000	NT$000
Timing of revenue recognition
At a point in time	$52,100	$—	$—	$52,100
Over time	—	10,224	—	10,224
Total	$52,100	$10,224	$—	$62,324

2019	Royalty revenue	Authorization collaboration and development revenue	Other	Total
	NT$000	NT$000	NT$000	NT$000
Timing of revenue recognition
At a point in time	$58,970	$149,056	$304	$208,330
Over time	—	—	810	810
Total	$58,970	$149,056	$1,114	$209,140

2020	Royalty revenue	Authorization collaboration and development revenue	Other	Total
	NT$000	NT$000	NT$000	NT$000
Timing of revenue recognition
At a point in time	$39,483	$56,356	$5,615	$101,454
Over time	—	474	—	474
Total	$39,483	$56,830	$5,615	$101,928
Total (US$000)	$1,406	$2,024	$200	$3,630

B.	Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	January 1,	December 31,
	2019	2019	2020
	NT$000	NT$000	NT$000	US$000
Contract assets - authorization collaboration and development revenue	$2,283	$—	$—	$—
Non-contract liabilities - authorization collaboration and development revenue	$—	$10,760	$10,286	$366

(a)	Revenue recognized that was included in the contract liability balance at the beginning of the year.

	2019	2020
	NT$000	NT$000	US$000
Revenue recognized that was included in the contract liability balance at the beginning of the year
Authorization collaboration and development contracts	$—	$474	$17

(b)

Revenue recognized from performance obligations satisfied in previous periods. As disclosed in Note 6(17)C.(b) that the Company entered into commercialization agreement with Hong Kong Sansheng Medical Limited, in 2019, the Group satisfied performance obligation on certain authorization collaboration and development revenue contract but did not recognize revenue due to the recognition constraint on variable consideration. The transaction price should include an estimate of variable consideration only if it is not probable that there will be a significant reversal of the revenue recognized when the uncertainty related to the variable consideration is resolved. For 2020, revenue recognized in relation to such contract amounted to NT$56,356 thousand (US$2,007 thousand).

(c)	Unfulfilled long-term authorization collaboration and development contracts

Aggregate amount of the transaction price allocated to long-term authorization collaboration and development contracts that are partially unsatisfied as of December 31, 2019 and 2020 amounted to NT$10,760 thousand and NT$10,286 thousand (US$ 366 thousand), respectively. The above transaction prices disclosed do not include any estimated amounts of variable consideration that are constrained. Considering the progress of research and development, management expects that the transaction price allocated to the unsatisfied contracts amounting to NT$10,760 thousand and NT$10,286 thousand (US$ 366 thousand), as of December 31, 2019 and 2020, respectively, will be recognized as revenue in the next three years, which is subject to the management’s plan in terms of completion of clinical and bioequivalence study.

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

The Company negotiated with Sandoz to terminate the above agreement on August 28, 2020, and the termination date was August 31, 2020. Due to the termination with Sandoz, the accounts receivables and allowance for doubtful accounts related to Sandoz were written off. Please refer to Note 6(2).
(b)

In March 2019, the Company entered into a commercialization agreement with Hong Kong Sansheng Medical Limited (“3SBio”) to commercialize two liposomal products utilizing the Company’s NanoX technology platform in mainland China. Under the terms of the agreement, the Company received an upfront, non-refundable payment in March 2019, and the Company may receive development and sales milestones for a total of up to US$25 million. Once the new drug is launched in the market, a royalty fee equal to an agreed upon percentage of net sales will be received by the Company.

(c)

In June 2019, the Company entered into a development and license agreement with Birdie Biopharmaceuticals, Inc. (“Birdie”). Under the terms of the development and license agreement, the Company granted Birdie the right to use its intellectual property of NanoX technology to develop and commercialize Birdie’s liposomal formulated dual agonist product. Birdie will be responsible for the product’s preclinical and clinical development, regulatory filing and commercialization. The Company will be assisting with Birdie in the formulation development and manufacturing process of Birdie’s product. Birdie will fund all the development and manufacturing costs. The Company is eligible to receive upfront payment and future milestone payments up to US$49 million. Milestones include conduct of sequential clinical trials, achievement of regulatory approvals and certain commercial milestones in China, USA and Europe. Once the new drug is launched in the market, Birdie will pay the Company a royalty payment based on a certain percentage of the net sales.

D.	The details of royalty revenue are as follows:
(a)

The Company granted TTY Biopharm Company Limited (“TTY”) the exclusive right in Taiwan to produce and promote LIPO-DOX, a medicinal product developed by the Company. Under the contract, royalty payments are based on certain percentage of the net product sales.

(b)

The Company authorizes Yung Shin Pharm. Ind. Co., Ltd. (“YSP”) the exclusive right in Taiwan to produce and promote generic drugs. Under the contract, the Company will receive a royalty payment based on a certain percentage of the net sales.

(18)	Other income and expenses

	2018	2019	2020
	NT$000	NT$000	NT$000	US$000
Government subsidy income (Note)	$21,100	$1,420	$27,496	$979
Others	5,128	14,629	738	26
	$26,228	$16,049	$28,234	$1,005

Note:

The Company has entered into contracts of “TLC590 Phase II Clinical Study for Postsurgical Pain Following Bunionectomy: A Double-blind, Randomized Trial”, “A phase IIa trial of lipid-based investigational drug TLC399 in the subjects with macular edema due to retinal vein occlusion in the United States” and “A phase I/II trial of lipid-based, sustained release investigational drug TLC399 (ProDex®) for treating macular edema due to retinal vein occlusion” with the Institute for Information Industry in 2020, 2017 and 2014, respectively. The Company has accrued government subsidy income in accordance with the progress of the plan. The aforesaid subsidy plan has recognized income of $1,420 thousand and $15,233 thousand (US$542 thousand) for 2019 and 2020, respectively. As of December 31, 2020, the above government subsidy has been fully recovered.

(19)	Other gains and losses

	2018	2019	2020
	NT$000	NT$000	NT$000	US$000
Net currency exchange gain (loss)	$(2,986)	$14,515	$17,088	$609
Other gains (losses)	1,478	(53)	(297)	(11)
	$(1,508)	$14,462	$16,791	$598

(20)	Finance costs

	2018	2019	2020
	NT$000	NT$000	NT$000	US$000
Bank borrowings	$9,379	$21,333	$14,634	$521
Finance lease liabilities	507	—	—	—
Lease liabilities	—	2,323	1,719	61
Other borrowings	—	—	698	25
	$9,886	$23,656	$17,051	$607

(21)	Expenses by nature (Shown as “Operating expenses”)

	2018	2019	2020
	NT$000	NT$000	NT$000	US$000
Employee benefit expenses	$314,655	$268,381	$215,721	$7,682
Depreciation charges	$39,315	$64,754	$52,960	$1,886
Amortization charges	$8,144	$6,648	$3,207	$114

(22)	Employee benefit expenses

	2018	2019	2020
	NT$000	NT$000	NT$000	US$000
Wages and salaries	$234,735	$210,140	$171,234	$6,098
Share-based payment compensation costs	41,386	26,793	17,657	629
Labor and health insurance fees	19,026	16,177	13,473	480
Pension costs	10,396	8,356	7,566	269
Other personnel expenses	9,112	6,915	5,791	206
	$314,655	$268,381	$215,721	$7,682

A.

According to the Articles of Incorporation of the Company, a ratio of distributable profit of the current year, after covering accumulated deficit, shall be distributed as employees’ compensation and directors’ remuneration. The ratio shall be 2%~8% for employees’ compensation and shall not be higher than 2% for directors’ remuneration.

B.	For the years ended December 31, 2018, 2019, 2020, the Company had loss before tax and did not accrue employees’ compensation and directors’ remuneration.

Information about the appropriation of employees’ compensation and directors’ remuneration by the Company as resolved by the Board of Directors will be posted in the “Market Observation Post System” at the website of the Taiwan Stock Exchange.

(23)	Income tax
A.	Components of income tax expense:

	2018	2019	2020
	NT$000	NT$000	NT$000	US$000
Current income tax:
Current income tax on profits for the year	$538	$906	$1,278	$45
Prior year income tax (over) underestimation	329	3,214	(146)	(5)
Total current income tax	867	4,120	1,132	40
Deferred income tax:
Origination and reversal of temporary differences	—	—	—	—
	$867	$4,120	$1,132	$40

B.	Reconciliation between income tax expense and accounting profit:

	2018	2019	2020
	NT$000	NT$000	NT$000	US$000
Tax calculated based on profit (loss) before tax and statutory tax rate (Note)	$(180,141)	$(160,680)	$(196,435)	$(6,996)
Effect of different tax rates in countries in which the Group operates	300	83	(196)	(7)
Taxable loss not recognized as deferred tax assets	180,379	161,503	197,909	7,048
Prior year income tax underestimation	329	3,214	(146)	(5)
Income tax expense	$867	$4,120	$1,132	$40

Note:	The basis for computing the applicable tax rate is the rate applicable of 20% in the parent company’s country in 2018, 2019, and 2020.

C.	Amounts of deferred income tax assets or liabilities as a result of temporary differences are as follows:

	2018
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	Recognized in equity	December 31
	NT$000	NT$000	NT$000	NT$000	NT$000
Temporary differences:
—Deferred income tax assets:
Unrealized expenses	$81	$—	$(2)	$—	$79

	2019
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	Recognized in equity	December 31
	NT$000	NT$000	NT$000	NT$000	NT$000
Temporary differences:
—Deferred income tax assets:
Unrealized expenses	$79	$—	$(3)	$—	$76

	2020
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	Recognized in equity	December 31	December 31
	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
Temporary differences:
—Deferred income tax assets:
Unrealized expenses	$76	$(79)	$3	$—	$—	$—

D.	Details of investment tax credits and unrecognized deferred tax assets are as follows:

	December 31, 2019
	Unused credits	Unrecognized deferred income tax assets	Final year tax credits are due
	NT$000	NT$000
Qualifying items
Research and development expenditure	$549,466	$549,466	Note
Employees’ development and training	72	72	Note

	December 31, 2020
	Unused credits	Unrecognized deferred income tax assets	Final year tax credits are due
	NT$000	NT$000
Qualifying items
Research and development expenditure	$723,267	$723,267	Note
Employees’ development and training	72	72	Note

	December 31, 2020
	Unused credits	Unrecognized deferred income tax assets	Final year tax credits are due
	US$000	US$000
Qualifying items
Research and development expenditure	$25,757	$25,757	Note
Employees’ development and training	3	3	Note

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

E.	Expiration dates of unused loss carryforward and amounts of unrecognized deductible amounts of the Company are as follows:

	December 31, 2019
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized amount (Note)	Expiry year
	NT$000	NT$000	NT$000
2010	$196,215	$196,215	$196,215	2020
2011	212,903	212,903	212,903	2021
2012	187,946	187,946	187,946	2022
2013	407,816	407,816	407,816	2023
2014	632,283	632,283	632,283	2024
2015	649,799	649,799	649,799	2025
2016	792,388	792,388	792,388	2026
2017	832,622	832,622	832,622	2027
2018	870,584	870,584	870,584	2028
2019	754,611	754,611	754,611	2029
	$5,537,167	$5,537,167	$5,537,167

Note:	Unrecognized amount represents unused tax losses for which no deferred income tax asset has been recognized.

	December 31, 2020
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized amount (Note)	Expiry year
	NT$000	NT$000	NT$000
2011	$212,903	$212,903	$212,903	2021
2012	187,946	187,946	187,946	2022
2013	407,816	407,816	407,816	2023
2014	632,283	632,283	632,283	2024
2015	649,799	649,799	649,799	2025
2016	792,388	792,388	792,388	2026
2017	832,622	832,622	832,622	2027
2018	870,584	870,584	870,584	2028
2019	775,140	775,140	775,140	2029
2020	938,069	938,069	938,069	2030
	$6,299,550	$6,299,550	$6,299,550

Note:	Unrecognized amount represents unused tax losses for which no deferred income tax asset has been recognized.

	December 31, 2020
Year incurred	Amount filed/ assessed	Unused amount	Unrecognized amount (Note)	Expiry year
	US$000	US$000	US$000
2011	$7,582	$7,582	$7,582	2021
2012	6,693	6,693	6,693	2022
2013	14,523	14,523	14,523	2023
2014	22,517	22,517	22,517	2024
2015	23,141	23,141	23,141	2025
2016	28,219	28,219	28,219	2026
2017	29,652	29,652	29,652	2027
2018	31,004	31,004	31,004	2028
2019	27,605	27,605	27,605	2029
2020	33,407	33,407	33,407	2030
	$224,343	$224,343	$224,343

Note:	Unrecognized amount represents unused tax losses for which no deferred income tax asset has been recognized.
F.

The U.S. subsidiary, TLC Biopharmaceuticals, Inc., has not recognized unused tax losses as deferred income tax assets. As of December 31, 2019 and 2020, the amounts of unused tax losses not recognized as deferred income tax assets are NT$28,438 thousand and NT$20,792 thousand (US$740 thousand), respectively.

G.	The amounts of deductible temporary differences that are not recognized as deferred income tax assets are as follows:

	December 31,
	2019	2020
	NT$000	NT$000	US$000
Deductible temporary differences	$84,234	$68,412	$2,436

H.	The Company’s income tax returns through 2018 have been assessed and approved by the Tax Authority.

(24)	Loss per share

	2018
	Amount after tax	Weighted average number of common shares outstanding (in thousands of shares)	Loss per share (in dollars)
	NT$000		NT$
Basic loss per share
Loss attributable to common shareholders of the Company	$(901,574)	62,719	$(14.37)
Dilutive effect of common shares equivalents:
Employees' stock options	—	(Note)
Restricted stocks	—	(Note)
Diluted loss per share
Loss attributable to common shareholders of the Company plus assumed conversion of all dilutive potential common shares	$(901,574)	62,719	$(14.37)

	2019
	Amount after tax	Weighted average number of common shares outstanding (in thousands of shares)	Loss per share (in dollars)
	NT$000		NT$
Basic loss per share
Loss attributable to common shareholders of the Company	$(807,522)	65,545	$(12.32)
Dilutive effect of common shares equivalents:
Employees' stock options	—	(Note)
Restricted stocks	—	(Note)
Diluted loss per share
Loss attributable to common shareholders of the Company plus assumed conversion of all dilutive potential common shares	$(807,522)	65,545	$(12.32)

	2020
	Amount after tax	Weighted average number of common shares outstanding (in thousands of shares)	Loss per share (in dollars)
	NT$000		NT$
Basic loss per share
Loss attributable to common shareholders of the Company	$(981,517)	79,014	$(12.42)
Dilutive effect of common shares equivalents:
Employees' stock options	—	(Note)
Restricted stocks	—	(Note)
Diluted loss per share
Loss attributable to common shareholders of the Company plus assumed conversion of all dilutive potential common shares	$(981,517)	79,014	$(12.42)

	2020
	Amount after tax	Weighted average number of common shares outstanding (in thousands of shares)	Loss per share (in dollars)
	US$000		US$
Basic loss per share
Loss attributable to common shareholders of the Company	$(34,954)	79,014	$(0.44)
Dilutive effect of common shares equivalents:
Employees' stock options	—	(Note)
Restricted stocks	—	(Note)
Diluted loss per share
Loss attributable to common shareholders of the Company plus assumed conversion of all dilutive potential common shares	$(34,954)	79,014	$(0.44)

Note:	Employee stock options and employee restricted stocks have no dilutive effect for any periods due to the fact that the Company was in loss position for all periods presented.

(25)	Cash flow information

Investing activities with partial cash payments

	2018	2019	2020
	NT$000	NT$000	NT$000	US$000
Acquisition of property, plant and equipment (including transfers)	$42,213	$5,337	$26,144	$931
Add: Opening balance of payables on machinery, equipment and intangible assets	—	3,303	190	7
Ending balance of prepayments for equipment	27,942	74,841	80,718	2,875
Opening balance of prepayments for equipment being transferred to other expenses	780	—	—	—
Opening balance of prepayments for equipment being transferred to intangible assets	—	243	605	21
Less: Ending balance of payables on machinery, equipment and intangible assets	(3,303)	(190)	(313)	(11)
Opening balance of prepayments for equipment	(923)	(27,942)	(74,841)	(2,665)
Cash paid	$66,709	$55,592	$32,503	$1,158

	2018	2019	2020
	NT$000	NT$000	NT$000	US$000
Acquisition of intangible assets (including transfers)	$3,537	$4,420	$2,407	$86
Add: Opening balance of payable on machinery, equipment and intangible assets	—	374	74	3
Less: Ending balance of payables on machinery, equipment and intangible assets	(374)	(74)	—	—
Opening balance of prepayments for equipment	—	(243)	(605)	(22)
Cash paid	$3,163	$4,477	$1,876	$67

(26)	Changes in liabilities from financing activities

	2018
	Short-term borrowings	Long-term borrowings (including current portion)	Financial lease liabilities	Liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
At January 1	$46,000	$70,050	$52,000	$168,050
Changes in cash flow from financing activities	—	364,107	(4,000)	360,107
Changes in other non-cash items	—	600	—	600
At December 31	$46,000	$434,757	$48,000	$528,757

	2019
	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
At January 1	$46,000	$434,757	$48,000	$528,757
Effect on initial application of IFRS16 (Note)	—	—	73,021	73,021
Adjusted balance at January 1, 2019	46,000	434,757	121,021	601,778
Changes in cash flow from financing activities	—	(56,425)	(37,778)	(94,203)
Additions	—	—	1,770	1,770
Changes in other non-cash items	—	(7,679)	7,496	(183)
At December 31	$46,000	$370,653	$92,509	$509,162

	2020
	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
At January 1	$46,000	$370,653	$92,509	$509,162
Changes in cash flow from financing activities	(30,000)	224,524	(74,913)	119,611
Changes in other non-cash items	—	—	50,249	50,249
Net exchange difference	—	(10,914)	(725)	(11,639)
At December 31	$16,000	$584,263	$67,120	$667,383
At December 31 (US$000)	$570	$20,807	$2,390	$23,767

Note:	Adjustment for the initial application of IFRS 16.

(27)	Transactions with non-controlling interest

The company invested and established a 100% owned subsidiary, TLC Holding Corp. in November 2020, and indirectly invested and established a 100%-owned subsidiary, InspirMed Inc. InspirMed Inc., increased its capital by issuing new shares in November 2020 and the Group did not participate proportionally to its capital increase. As a result, the Group decreased its share interest by 49% and the transaction increased non-controlling interest by NT$427,197 thousand (US$15,214 thousand). The Group did not have non-controlling interests in 2019.

7.	RELATED PARTY TRANSACTIONS
(1)	Names of related parties and relationship

Names of related parties	Relationship with the Group
Keelung Hong	The Group’s Chairman

(2)	Significant transactions and balances with related parties
A.	The Company’s Chairman provided guarantees for the Company’s long-term and short-term borrowings with Taiwan Cooperative Bank.
B.	The Company’s Chairman provided guarantees to Taiwan Cooperative Bank for the Company’s government grant in relation to the research and development program from the Institute of Information Industry.
C.	The Company’s Chairman provided guarantees for the Company’s long-term borrowings with non-financial institution.
D.	The Company’s Chairman provided guarantees for the Company’s long-term borrowings with Chang Hwa Commercial Bank.

As of December 31, 2019 and 2020, details of loans are described in Notes 6(8) and 6(10).

(3)	Key management personnel compensation

	2018	2019	2020
	NT$000	NT$000	NT$000	US$000
Salaries and other short-term employee benefits	$38,227	$38,684	$40,606	$1,446
Post-employment benefits	486	522	841	30
Share-based payments	9,366	6,264	4,472	159
	$48,079	$45,470	$45,919	$1,635

8.	PLEDGED ASSETS
(1)	As of December 31, 2019 and 2020, the Group’s assets pledged as collateral were as follows:

	December 31,
Assets pledged	2019	2020		Pledge purpose
	NT$000	NT$000	US$000
Shown as “Property, plant and equipment”
Land	$14,962	$14,962	$533	Note 1
Buildings	22,860	22,204	791	Note 1
Testing equipment	—	58,808	2,094	Note 2
Shown as “Other non-current assets” Prepayment for equipment	—	22,423	798	Note 2
	$37,822	$118,397	$4,216

Note 1: Provided as collateral for long-term borrowings with Taiwan Cooperative Bank.

Note 2: Provided as collateral for long-term borrowings with non-financial institution.

(2)

Pursuant to the loan and security agreement entered between Cathay Bank and the Company and its subsidiary, TLC US, on December 27, 2018 and June 18, 2020, respectively, except for the Intellectual Property, including trademarks, patents, copyrights, service marks, technology, trade secrets, and etc., defined in the loan and security agreement, all other personal property, including tangible and intangible assets, of the Company and TLC US are pledged as collateral for borrowings. Cathay Bank constitutes a first priority security interest in the personal property of the Company and TLC US located in the United States and does not constitute a first priority security interest in the personal property of the Company located outside of the United States.

9.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED CONTRACT COMMITMENTS
(1)	Contingencies

None.

(2)	Commitments

In addition to the commitment mentioned in Note 6(10)A and B, the Group’s significant commitments are as follows:

A.	Capital expenditures contracted for at the balance sheet date but not yet incurred and are cancelable without cause are as follows:

	December 31,
	2019	2020
	NT$000	NT$000	US$000
Property, plant and equipment	$9,109	$117,436	$4,182

B.	The Company has outstanding commitments on purchase agreements for the research and manufacturing of medicines which are cancelable without cause as follows:

December 31,
2019	2020
NT$000	NT$000	US$000
$130,089	$211,983	$7,549

C.	The Company has outstanding commitments on research and development which are cancelable without cause as follows:

December 31,
2019	2020
NT$000	NT$000	US$000
$1,311,875	$834,686	$29,725

D.

The Company has signed a licensing agreement for technology transition with TWI Pharmaceuticals, Inc. with maximum royalty charges of US$5,000 thousand according to the R&D achievement on October 1, 2013. Once the new drug is launched in the market, the Company will pay a royalty fee based on a certain percentage of the net product sales. The aforementioned agreement was expired and terminated on October 1, 2020.

10.	SIGNIFICANT DISASTER LOSS

None.
11.	EVENTS AFTER THE REPORTING PERIOD

None.
12.	OTHERS
(1)	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to improve the Group’s capital structure, the Group may issue new shares or sell assets to reduce debt to capital ratio. The Group monitors capital on the basis of the debt to capital ratio. This ratio is calculated as total debt divided by total capital.

As of December 31, 2019 and 2020, the Group’s gearing ratios are as follows:

	December 31,
	2019	2020
	NT$000	NT$000	US$000
Total debt	$664,068	$886,134	$31,557
Total capital	$741,939	$841,549	$29,970
Debt to capital ratio	89.50%	105.30%	105.30%

(2)	Financial instruments
A.	Financial instruments by category

	December 31,
	2019	2020
	NT$000	NT$000	US$000
Financial assets
Financial assets at amortized cost
Cash and cash equivalents	$1,023,874	$1,342,667	$47,816
Accounts receivables, net	15,120	9,287	331
Other receivables	4,654	25,489	908
Refundable deposits	24,351	25,711	916
	$1,067,999	$1,403,154	$49,971

	December 31,
	2019	2020
	NT$000	NT$000	US$000
Financial liabilities
Financial liabilities at amortized cost
Short-term borrowings	$46,000	$16,000	$570
Other payables	131,064	189,141	6,736
Lease liabilities (including current portion)	92,509	67,120	2,390
Long-term borrowings (including current portion)	370,653	584,263	20,807
	$640,226	$856,524	$30,503

B.	Financial risk management policies
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
(i)

The Group’s businesses involve some non-functional currency operations (the Company’s functional currency: NTD; the subsidiaries’ functional currencies: USD, EUR, HKD, RMB, AUD and JPY). The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

		December 31, 2019
(Foreign currency: functional currency)	Foreign currency amount		Exchange Rate	Book value
	$000			NT$000
Financial assets
Monetary items
USD : NTD	US$	3,126	29.980	$93,717
Financial liabilities Monetary items
Monetary items
USD : NTD	US$	13,493	29.980	404,520
AUD : NTD	AUD	1,687	21.005	35,435

		December 31, 2020
(Foreign currency: functional currency)	Foreign currency amount		Exchange Rate	Book value	Book value
	$000			NT$000	US$000
Financial assets
Monetary items
USD : NTD	US$	8,733	28.480	$248,716	$8,857
Financial liabilities Monetary items
Monetary items
USD : NTD	US$	18,505	28.480	527,022	18,769
AUD : NTD	AUD	1,513	21.950	33,210	1,183

(ii)	Analysis of foreign currency market risk arising from significant foreign exchange variation:

	2019
	Sensitivity analysis
(Foreign currency: functional currency)	Extent of variation	Effect on profit or loss	Effect on other comprehensive income
		NT$000	NT$000
Financial assets Monetary items
Monetary items
USD : NTD	1%	$937	$—
Financial liabilities Monetary items
Monetary items
USD : NTD	1%	4,045	—
AUD : NTD	1%	354	—

	2020
	Sensitivity analysis
(Foreign currency: functional currency)	Extent of variation	Effect on profit or loss	Effect on profit or loss	Effect on other comprehensive income	Effect on other comprehensive income
		NT$000	US$000	NT$000	US$000
Financial assets Monetary items
Monetary items
USD : NTD	1%	$2,487	$89	$—	$—
Financial liabilities Monetary items
Monetary items
USD : NTD	1%	5,022	179	—	—
AUD : NTD	1%	332	12	—	—

(iii)

The unrealized exchange gain (loss) arising from significant foreign exchange variation on the monetary items held by the Group for 2018, 2019 and 2020 are NT$24 thousand, NT$12,271 thousand and NT$7,451 thousand (US$265 thousand), respectively.

ii.	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term and long-term borrowings. Borrowings issued at floating interest rates expose the Group to cash flow interest rate risk. During 2018, 2019 and 2020, the Group’s borrowings at floating interest rate were denominated in the NT dollars and US dollars.

At December 31, 2019 and 2020, if interest rate had been 0.2% higher/lower with all other conditions held constant, net loss for the years ended December 31, 2019 and 2020 would have been NT$833 thousand and

NT$1,201 thousand (US$43 thousand) higher/lower, respectively. The main factor is that the floating-rate borrowings resulted in changes in interest expense.

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

vii.

The Group assesses the expected credit losses based on the payment terms stipulated in the contracts with the customers. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables. Except for loss allowance of NT$18,132 thousand established based on the delay payment of the balances due from one customer, the Group has not identified impairments on the trade receivables. The Group has therefore concluded that the expected loss rates for the trade receivables and contract assets is very low, and the loss allowance for the trade receivables and contract assets recognized is immaterial as of December 31, 2019 and 2020. As of December 31, 2019 and 2020, the balance of allowance for doubtful accounts was NT$18,132 thousand and NT$0 (US$0).

viii.

As of December 31, 2019 and 2020, with no collateral held or other credit enhancements, maximum exposure to credit risk in respect of the Group’s accounts receivable was NT$15,120 thousand and NT$9,287 thousand (US$331 thousand), respectively.

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

	December 31, 2019
	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 5 years	Over 5 years
	NT$000	NT$000	NT$000	NT$000	NT$000
Short-term borrowings	$46,897	$—	$—	$—	$—
Other payables	131,064	—	—	—	—
Lease liabilities (including current portion)	64,827	20,352	7,523	2,055	—
Long-term borrowings (including current portion)	323,437	6,367	21,534	5,180	27,839

	December 31, 2020
	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 5 years	Over 5 years
	NT$000	NT$000	NT$000	NT$000	NT$000
Short-term borrowings	$16,000	$—	$—	$—	$—
Other payables	189,141	—	—	—	—
Lease liabilities (including current portion)	26,299	17,299	12,192	13,806	—
Long-term borrowings (including current portion)	132,065	195,011	207,511	62,163	25,157

	December 31, 2020
	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 5 years	Over 5 years
	US$000	US$000	US$000	US$000	US$000
Short-term borrowings	$570	$—	$—	$—	$—
Other payables	6,736	—	—	—	—
Lease liabilities (including current portion)	937	616	434	492	—
Long-term borrowings (including current portion)	4,703	6,945	7,390	2,214	896

(3)	Fair value information
A.	The Group had no financial instruments measured at fair value, by valuation method, as of December 31, 2019 and 2020.

B.

Management considers that the carrying amounts of financial assets and liabilities not measured at fair value are approximate to their fair values, including cash and cash equivalents, receivables, refundable deposits, short-term borrowings, long-term borrowings (including current portion), payables and lease liabilities (including current and non-current).

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

(4)	Information on product and service

Please refer to Note 6(17) for the related information.

(5)	Geographical information

Geographical information for 2018, 2019 and 2020 is as follows:

	2018		2019
	Revenue	Non-current assets (Note)	Revenue	Non-current assets (Note)
	NT$000	NT$000	NT$000	NT$000
Taiwan	$52,100	$202,724	$58,970	$246,719
Europe	10,224	—	—	—
China	—	11	142,840	—
Others	—	7,482	7,330	19,218
	$62,324	$210,217	$209,140	$265,937

	2020		2020
	Revenue	Non-current assets (Note)	Revenue	Non-current assets (Note)
	NT$000	NT$000	US$000	US$000
Taiwan	$39,483	$278,878	$1,406	$9,932
China	56,830	—	2,024	—
Others	5,615	12,895	200	459
	$101,928	$291,773	$3,630	$10,391

Note:	Deferred tax assets and refundable deposits are excluded from non-current assets.
(6)	Major customer information

Details of sales to individual customers exceeding 10% of the Group’s revenue for 2018, 2019 and 2020 are as follows:

	2018	2019
Customer	Revenue	Revenue
	NT$000	NT$000
D	$—	$142,840
A	40,765	45,828
B	11,335	13,142
F	10,224	—

	2020	2020
Customer	Revenue	Revenue
	NT$000	US$000
D	$56,830	$2,024
A	21,396	762
B	18,087	644